      As filed with Securities and Exchange Commission on July 3, 1996

                                             Registration Statement No. 33-_____

- -------------------------------------------------------------------------------



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           The Securities Act of 1933
                              --------------------

                           Sandy Spring Bancorp, Inc.
             (Exact Name of Registrant as Specified in its Charter)


         Maryland                                  6021                             52-1532952
(State or Other Jurisdiction                (Primary Standard               (IRS Employer I.D. Number)
of Incorporation or Organization)   Industrial Classification Code Number)

                              17801 Georgia Avenue
                              Olney, Maryland 20832
                                 (301) 774-6400
     (Address, including ZIP Code and Telephone Number, including Area Code of Registrant's Principal Executive Offices)

                                Hunter R. Hollar
                      President and Chief Executive Officer
                           Sandy Spring Bancorp, Inc.
                              17801 Georgia Avenue
                              Olney, Maryland 20832
                                 (301) 774-6400
            (Name, Address, including ZIP Code and Telephone Number,
                   including Area Code, of Agent for Service)

                                   Copies to:


         James I. Lundy, III, Esquire                John Bruno, Esquire
            Noel M. Gruber, Esquire               Muldoon Murphy & Faucette
            Kennedy & Baris, L.L.P.                 5101 Wisconsin Avenue
         4719 Hampden Lane, Suite 300               Washington, DC  20016
              Bethesda, MD  20814                      (202) 362-0840
                (301) 654-6040


                 This Registration Statement, including exhibits
                  (see Exhibit Index on page ___), consists of
                        ___ sequentially numbered pages.

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.______


                                          CALCULATION OF REGISTRATION FEE

===========================================================================================================
     TITLE OF EACH                             PROPOSED             PROPOSED
       CLASS OF            AMOUNT TO BE         MAXIMUM              MAXIMUM             AMOUNT OF
   SECURITIES TO BE         REGISTERED      OFFERING PRICE          AGGREGATE         REGISTRATION FEE
      REGISTERED                              PER UNIT(1)       OFFERING PRICE(1)
- -----------------------------------------------------------------------------------------------------------
   Common Stock, par
 value $1.00 per share        556,705           $22.375            $19,902,971           $6,865.00
===========================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f)(1) under the Securities Act of 1933, as amended, based upon the average of the bid and asked price for the common stock of Annapolis Bancshares, Inc., as of June 28, 1996.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                         CROSS REFERENCE SHEET PURSUANT TO
                                            ITEM 501 OF REGULATION S-K


              ITEM OF FORM S-4                                        LOCATION IN PROSPECTUS
              ----------------                                        ----------------------
1.       Forepart of Registration Statement and        Facing page of Registration Statement; Cross
         Outside Front Cover Page of Prospectus        Reference Sheet; Outside Front Cover Page

2.       Inside Front and Outside Back Cover Pages     AVAILABLE INFORMATION; DOCUMENTS
         of Prospectus                                 INCORPORATED BY REFERENCE

3.       Risk Factors, Ratio of Earnings to Fixed      SUMMARY INFORMATION; SELECTED
         Charges and Other Information                 CONSOLIDATED FINANCIAL AND OTHER
                                                       DATA

4.       Terms of the Transaction                      SUMMARY INFORMATION; THE MERGER;
                                                       SANDY SPRING BANCORP, INC. -- Description of
                                                       Sandy Spring Capital Stock; COMPARISON OF
                                                       SHAREHOLDER RIGHTS AND CERTAIN
                                                       PROVISIONS OF THE ARTICLES OF
                                                       INCORPORATION OF SANDY SPRING

5.       Pro Forma Financial Information               UNAUDITED PRO FORMA COMBINED
                                                       FINANCIAL INFORMATION

6.       Material Contacts with the Company Being      THE MERGER -- Conditions to the Merger
         Acquired

7.       Additional Information Required for           Not Applicable
         Reoffering by Persons and Parties Deemed to
         Be Underwriters

8.       Interests of Named Experts and Counsel        Not Applicable

9.       Disclosure of Commission Position on          Not Applicable
         Indemnification for Securities Act Liabilities

10.      Information with Respect to S-3 Registrants   SANDY SPRING BANCORP, INC.

11.      Incorporation of Certain Information by       DOCUMENTS INCORPORATED BY REFERENCE
         Reference

12.      Information with Respect to S-2 or S-3        Not Applicable
         Registrants

13.      Incorporation of Certain Information by       Not Applicable
         Reference

14.      Information with Respect to Registrants       Not Applicable
         Other Than S-3 or S-2 Registrants

15.      Information with Respect to S-3 Companies     Not Applicable


16.      Information with Respect to S-2 or S-3        Not Applicable
         Companies

17.      Information with Respect to Companies         ANNAPOLIS BANCSHARES, INC.
         Other Than S-3 or S-2 Companies

18.      Information if Proxies, Consents or           SUMMARY INFORMATION; THE MEETING
         Authorizations are to Be Solicited

19.      Information if Proxies, Consent or            Not Applicable
         Authorizations Are Not to Be Solicited or in
         an Exchange Offer


                           ANNAPOLIS BANCSHARES, INC.

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                                  TO BE HELD ON
                                __________, 1996

TO THE SHAREHOLDERS OF ANNAPOLIS BANCSHARES, INC.:

Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of Annapolis Bancshares, Inc., a Maryland corporation, will be held on
____________________,     1996    at    ____     _.M.     local     time,     at
__________________________________________________________,  Maryland,  for  the
following purposes:

         (1) To consider and vote upon a proposal to approve the merger of Annapolis Bancshares, Inc., ("ABI") and Sandy Spring Bancorp, Inc., ("Sandy Spring") pursuant to the Agreement and Plan of Reorganization, dated as of April 16, 1996 (the "Agreement"), a copy of which is attached as Appendix A to the accompanying Proxy Statement, whereby (i) ABI will be merged with and into Sandy Spring (the "Merger"); and (ii) each outstanding share of common stock, par value $1.00 per share of ABI (the "ABI Common Stock") will be automatically converted into 0.62585 shares of the common stock, par value $1.00 per share, of Sandy Spring (the "Sandy Spring Common Stock"), subject to adjustment as described in the Agreement. Cash will be paid in lieu of fractional shares.

         (2) To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

         The Board of Directors of ABI has fixed the close of business on __________, 1996 as the record date for determining shareholders entitled to notice of, and vote at, the Meeting and any adjournments or postponements thereof.

         A combined Proxy Statement and Prospectus is set forth on the following pages and a proxy card is enclosed herewith. To ensure that your vote is counted, please complete, sign, date and return the proxy card in the enclosed, postage-paid return envelope, whether or not you plan to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person. However, attendance at the Meeting will not of itself constitute revocation of a proxy. If your shares are not registered in your own name, you will need additional documentation from your recordholder in order to vote personally at the Meeting.

         The Board of Directors has unanimously approved the Merger and the Agreement and urges shareholders to vote FOR the Merger at the Meeting.


                                          By Order of the Board of Directors


                                           Michael Weinberg, Secretary


__________, 1996








================================================================================
PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.
===============================================================================

                       COMBINED PROXY STATEMENT/PROSPECTUS

                                 Proxy Statement
                                       for
                       Special Meeting of Shareholders of


                           ANNAPOLIS BANCSHARES, INC.

                                  To be held on

                                __________, 1996


                                   Prospectus
           Relating to 556,705 Shares of Common Stock, $1.00 par value of
                           Sandy Spring Bancorp, Inc.

                    ----------------------------------------

         This combined Proxy Statement and Prospectus (the "Proxy Statement") is being furnished to the holders of the common stock, par value $1.00 per share (the "ABI Common Stock"), of Annapolis Bancshares, Inc., a Maryland corporation ("ABI"), in connection with the solicitation of proxies by the Board of Directors of ABI for use at the Special Meeting of Shareholders of ABI (the "Meeting") to be held on __________, 1996, or at any postponement or adjournment thereof, and is initially being mailed to holders of ABI Common Stock on or about __________, 1996.

         The purposes of the Meeting are to: (1) consider and vote upon the proposal to approve the Agreement and Plan of Reorganization (the "Agreement") by and between ABI and Sandy Spring Bancorp, Inc., a Maryland corporation ("Sandy Spring"), pursuant to which ABI will be merged with and into Sandy Spring (the "Merger"), and each outstanding share of ABI Common Stock (other than shares of ABI Common Stock held by Sandy Spring or any of its subsidiaries other than in a fiduciary capacity, and shares as to which the holders have validly exercised dissenter's rights under Maryland law ("dissenting shares")) will be converted into 0.62585 shares of the common stock, par value $1.00 per share, of Sandy Spring (the "Sandy Spring Common Stock") subject to adjustment as set forth in the Agreement; and (2) transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

         Holders of ABI Common Stock will have dissenter's rights under Maryland law. Such rights will entitle shareholders to receive the "fair value" of their shares of ABI Common Stock in cash instead of receiving the shares of Sandy Spring Common Stock into which such shares have been converted in the event the Merger is approved and consummated. Any right of any ABI shareholder to receive such payment is contingent upon strict compliance with the requirements set forth in Title 3, Subtitle 2 of the Maryland General Corporation Law (the
"MGCL"), a copy of which is included as Appendix E hereto. See "The Merger--Dissenter's Rights."

         This Proxy Statement also constitutes the Prospectus relating to the issuance of up to 556,705 shares of the Sandy Spring Common Stock to holders of ABI Common Stock, pursuant to the Agreement.



             The date of this Proxy Statement is ___________, 1996.

         NEITHER THE SECURITIES NOR THE TRANSACTION DESCRIBED HEREIN HAVE BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THE COMPTROLLER OF THE CURRENCY OR ANY OTHER FEDERAL REGULATORY AGENCY, NOR HAS THE COMMISSION, THE OCC, OR ANY SUCH AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE FAIRNESS OR MERITS OF THE TRANSACTION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE MARYLAND STATE BANK COMMISSIONER OR ANY OTHER REGULATORY AGENCY OF ANY STATE, NOR HAS THE STATE BANK COMMISSIONER OR ANY SUCH AGENCY PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY REPRESENTATIONS OR GIVE ANY INFORMATION NOT CONTAINED IN THIS PROXY STATEMENT AND, IF MADE OR GIVEN, SUCH REPRESENTATION OR INFORMATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY ABI OR SANDY SPRING.

         UNDER  THE  RULES  AND  REGULATIONS  OF  THE  SECURITIES  AND  EXCHANGE
         COMMISSION, THE PROPOSAL TO APPROVE THE AGREEMENT AND PLAN OF REORGANIZATION CONSTITUTES AN OFFER OF THE SANDY SPRING COMMON STOCK TO HOLDERS OF ABI COMMON STOCK. THE DELIVERY OF THIS PROXY STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION.

         NEITHER THE DELIVERY OF THIS PROXY STATEMENT NOR THE ISSUANCE OF ANY SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF ABI OR SANDY SPRING SINCE THE DATE HEREOF.

                              AVAILABLE INFORMATION

         Sandy Spring and ABI are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, 450 Fifth Street, NW, Washington, DC 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, NY 10048, and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549, at the prescribed rates. In addition, copies of such materials filed by Sandy Spring and ABI may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, NW, Washington, DC 20006. Sandy Spring Common Stock is traded and quoted on the Nasdaq National Market under the symbol "SASR." ABI Common Stock is traded and quoted on the Nasdaq Small-Cap Market under the symbol "ANNB."

         No person has been authorized to give any information or make any representation other than those contained in this Proxy Statement and, if given or made, such information or representations must not be relied upon as having been authorized by Sandy Spring or ABI. Neither the delivery of this Proxy Statement nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Sandy Spring or ABI since the date of this Proxy Statement. This Proxy Statement does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The following documents filed by Sandy Spring with the Commission are incorporated herein by reference:

         (1) Sandy Spring's Annual Report on Form 10-K for the year ended December 31, 1995;

         (2) Sandy Spring's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

         (3)   Sandy  Spring's  Current Report on Form 8-K dated April 16, 1996;
               and

         (4) The description of Sandy Spring Common Stock containing Sandy Spring's Notice of Annual Meeting and Proxy Statement dated March 24, 1992 and Current Report on Form 8-K, dated May 13, 1992.

         All documents subsequently filed pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act by Sandy Spring prior to the Meeting shall be deemed to be incorporated by reference herein.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement herein or in any supplement hereto, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part hereof, except as so modified or superseded.

         Sandy Spring will provide copies of any of the Sandy Spring documents incorporated by reference herein and not delivered herewith (not including exhibits unless such exhibits are specifically incorporated by reference therein), to any person receiving a copy of this Proxy Statement, without charge, upon written or oral request directed to Marjorie S. Cook, Corporate Secretary, Sandy Spring Bancorp, Inc., 17801 Georgia Avenue, Olney, Maryland 20832, (301) 774-6400. In order to ensure timely delivery of documents incorporated by reference, any request should be received by Sandy Spring no later than __________, 1996.

                                Table of Contents


                                                                                                  Page
                                                                                                  ----

Available Information.............................................................................

Documents Incorporated by Reference...............................................................

Summary Information...............................................................................

Selected Consolidated Financial and Other Data....................................................

The Meeting.......................................................................................

The Merger........................................................................................

Unaudited Pro Forma Combined Financial Information................................................

Sandy Spring Bancorp, Inc.........................................................................

Comparison of Shareholder Rights and Certain Provisions of the
  Articles of Incorporation of Sandy Spring.......................................................

Annapolis Bancshares, Inc.........................................................................

Legal Matters.....................................................................................

Experts...........................................................................................

Appendix A - Agreement and Plan of Reorganization..................................................A-1

Appendix B - Fairness Opinion of Ferris Baker Watts, Inc...........................................B-1

Appendix C - Annual Report to Shareholders of Annapolis Bancshares, Inc. for the
              year ended December 31, 1995.........................................................C-1

Appendix D - Quarterly Report on Form 10-QSB of Annapolis Bancshares, Inc. for the
              quarter ended March 31, 1996.........................................................D-1

Appendix E - Title 3, Subtitle 2 of the Maryland General Corporation Law...........................E-1

                                       -4-

                               SUMMARY INFORMATION

The following summary information does not purport to be complete and is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Proxy Statement, including the exhibits hereto and the documents incorporated by reference herein. Shareholders of ABI are urged to carefully read this Proxy Statement in its entirety.

The Parties to the Merger

         Sandy Spring. Sandy Spring is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and as of March 31, 1996, had approximately $818.6 million in total assets and $79.9 million of shareholders' equity. Its principal subsidiary, Sandy Spring National Bank of Maryland, Olney, Maryland ("Sandy Spring National Bank"), currently operates seventeen offices in Montgomery and Howard counties, Maryland. Sandy Spring's principal executive offices are located at 17801 Georgia Avenue, Olney, Maryland 20832, and its telephone number is (301) 774-6400.

         For additional information concerning Sandy Spring, its business, financial condition, and results of operations, see "Available Information," "Documents Incorporated by Reference," and "Selected Consolidated Financial and Other Data."

         As of May 31, 1996, there were 4,373,749 shares of Sandy Spring Common Stock outstanding. Sandy Spring Common Stock has been quoted on the Nasdaq National Market under the symbol "SASR" since April 17, 1996.

         ABI. ABI is a one-bank holding company registered under the BHCA, and as of March 31, 1996, had approximately $81.0 million in total assets and $9.2 million of shareholders' equity. Its sole subsidiary, Bank of Annapolis, Annapolis, Maryland (the "Bank of Annapolis") operates one office in Annapolis, Maryland. ABI's principal executive offices are located at 2024 West Street, Annapolis, Maryland 21401, and its telephone number is (410) 266-3000.

         For additional information concerning ABI, its business, financial condition, and results of operations, see "Available Information," "Selected Consolidated Financial and Other Data," and "Annapolis Bancshares, Inc."

         As of the Record Date, there were 792,575 shares of ABI Common Stock outstanding. ABI Common Stock is quoted on the Nasdaq Small Cap Market under the symbol "ANNB."

The Merger

         General. ABI and Sandy Spring, together with their respective wholly owned subsidiaries, Bank of Annapolis and Sandy Spring National Bank, have entered into an Agreement and Plan of Reorganization (the "Agreement") pursuant to which ABI will be merged with and into Sandy Spring (the "Merger"). In connection with the Merger, each outstanding share of ABI Common Stock will automatically, and without further action, be converted into 0.62585 shares of Sandy Spring Common Stock (the "Conversion Ratio"), subject to adjustments and limitations set forth in the Agreement and as described herein.

         ABI is entitled to terminate the Agreement and abandon the Merger, upon the vote of at least two-thirds of its full Board of Directors, if the average closing price of Sandy Spring Common Stock (the "Average Closing Price") during the period beginning on the date the joint conditions to the obligations of both ABI and Sandy Spring to consummate the Merger are met and ending at midnight on the fourth business day thereafter (the "Adjustment Notice Period") is less than $33.00 per share, unless during the Adjustment Notice Period the Board of Directors of Sandy Spring agrees to adjust the Conversion Ratio to increase the number of shares of Sandy Spring Common Stock into which each share of ABI Common Stock shall be converted to the number of shares determined by dividing
20.65 by the Average Closing Price.

         Sandy Spring is entitled to terminate the Agreement and abandon the Merger upon the vote of at least two-thirds of its full Board of Directors if the Average Closing Price during the Adjustment Notice Period exceeds $40.375 per share, unless during the Adjustment Notice Period the Board of Directors of ABI agrees to adjust the Conversion Ratio to decrease the number of shares of Sandy Spring Common Stock into which each share of ABI Common Stock shall be converted to the number of shares determined by dividing 25.27 by the Average Closing Price. By voting to approve the Merger, shareholders of ABI are authorizing the Board of Directors to agree to the reduction in the Conversion Ratio under the circumstances described above.

         For example, if the Average Closing Price during the Adjustment Notice Period were $30.00 per share, then subject to the agreement of the Board of Directors of Sandy Spring, the Conversion Ratio would be 0.68833 shares of Sandy Spring Common Stock for each share of ABI Common Stock. If the Average Closing Price during the Adjustment Notice Period were $43.375, then, subject to the agreement of the Board of Directors of ABI, the Conversion Ratio would be
0.58259 shares of Sandy Spring Common Stock for each share of ABI Common Stock. There can be no assurance as to the Average Closing Price or the actual Conversion Ratio.

         The number of shares of Sandy Spring Common Stock issuable to holders of ABI Common Stock (assuming no adjustment of the Conversion Ratio and the conversion of all outstanding options and warrants to acquire ABI Common Stock into proportionately adjusted options or warrants to acquire Sandy Spring Common Stock) is approximately 496,033 shares, or approximately 10.19% of the shares of Sandy Spring Common Stock outstanding following the Merger.

         Each share of Sandy Spring Common Stock outstanding immediately prior to the Merger will be unchanged by the Merger, and will continue to represent one share of Sandy Spring Common Stock. See "The Merger -- Consideration to be Received by ABI Shareholders," "Description of Sandy Spring Common Stock." It is not anticipated that holders of Sandy Spring Common Stock will experience any dilution in per share book value of Sandy Spring Common Stock. See "Unaudited Pro Forma Combined Financial Information". Sandy Spring shareholders will, however, experience dilution of their percentage ownership interest in Sandy Spring, and in their relative voting power.

         The Agreement permits ABI to pay a quarterly cash dividend of not more than $.0625 per share pending consummation of the Merger.

         It is anticipated that simultaneously with the effectiveness of the Merger, Bank of Annapolis will be merged with and into Sandy Spring National Bank.

         Closing Date. Under the Agreement, the Closing of the Merger will occur on a date specified in writing by the parties to the Agreement (the "Closing Date"), which date shall be as soon as practicable, but not more than fifteen
(15) days after, the last condition precedent to the consummation of the Merger set forth in the Agreement has been fulfilled or waived. See "The Merger -- Conditions to the Merger."

         Reasons for the Merger. The Board of Directors of ABI is in unanimous agreement that the proposed merger of ABI with and into Sandy Spring is in the best interests of ABI and its shareholders. In considering the terms and conditions of the Merger, ABI's Board of Directors considered, among other things: the financial terms of the Merger; the financial condition and historical performance of Sandy Spring; the opinion of its financial advisor as to the fairness, from a financial point of view, of the terms of the Merger to the ABI shareholders; and the operational and competitive benefits of the Merger. See "The Merger -- Reasons for the Merger," "-- Background of the Merger, and "-- Opinion of ABI Financial Advisor."

         Recommendations of the Board of Directors. The Board of Directors of ABI has unanimously approved the proposed Merger and recommends that the holders of ABI Common Stock vote "FOR" the proposed Merger.

         Opinion of Financial Advisor. ABI has received the opinion of Ferris Baker Watts, Inc. ("Ferris Baker"), an investment banking firm experienced in the valuation of banking, thrift, and financial services companies in connection with the merger of such institutions. The opinion of Ferris Baker, a copy of which is attached hereto as Appendix B, and which shareholders of ABI are urged to read in its entirety, is that, as of the date of the Proxy
Statement, and based upon the assumptions contained in the opinion, the Merger is fair to all the holders of ABI Common Stock from a financial point of view. See "The Merger -- Opinion of ABI Financial Advisor."

         Special Meeting and Vote Required. The Special Meeting at which the Merger will be considered will be held on ____________________, 1996 at ____ _.M. local time, at ________________________________________. Holders of record on ____________, 1996 (the "Record Date") will be entitled to notice of and to vote at the Special Meeting. The presence, in person or by proxy, of at least a majority of the total number of shares of ABI Common Stock entitled to vote is necessary to constitute a quorum at the Meeting.

         The affirmative vote of at least two-thirds of all votes entitled to be cast at the Special Meeting is required to approve the Merger. Each share of ABI Common Stock is entitled to one vote. See "The Meeting."

         As of the Record Date, there were 792,575 shares of ABI Common Stock outstanding and entitled to vote. As of June 25, 1996, the directors and executive officers of ABI beneficially owned an aggregate of 174,346 shares (22.0%) of the issued and outstanding ABI Common Stock. Such persons have indicated their intention to vote in favor of the Merger.

         Voting and Revocation of Proxies. Shares of ABI Common Stock represented by properly executed proxies received at or prior to the Meeting and not subsequently revoked will be voted as directed by shareholders. Shares as to which the "ABSTAIN" box has been marked, and shares held in street name by brokers for which no voting instructions are given ("broker non-votes"), will be treated as shares present and entitled to vote for quorum purposes, but will have the effect of a vote against the Merger. In the absence of specific instructions, properly executed proxies received by ABI will be voted FOR the proposal to approve the Merger.

         Any holder of ABI Common Stock who has delivered a proxy may revoke it at any time prior to the exercise of the authority granted thereby by delivering written notice of such revocation to Michael Weinberg, Secretary of ABI, prior to the Meeting, by granting and delivering a later dated proxy, or by attending the Meeting and voting the shares in person.

         Conditions to the Merger. The consummation of the Merger is subject to numerous conditions, including but not limited to, obtaining the approval by the requisite vote of the shareholders of ABI, receipt of certain regulatory approvals, the receipt of certain tax, accounting and legal opinions and letters, and the absence of any material adverse change in the condition of ABI. See "The Merger -- Conditions to the Merger."

         Dissenters' Rights. Under the Maryland General Corporation Law (the "MGCL"), the relevant sections of which are attached as Appendix E hereto, any holder of ABI Common Stock entitled to vote at the Meeting who objects to the Merger and complies with certain procedural requirements, will have the right to dissent and obtain the payment of the fair value of such holder's shares of ABI Common Stock as determined in a judicial proceeding. In order to be entitled to appraisal rights, an ABI shareholder must (a) deliver to ABI at or prior to the Meeting a written objection to the Merger, (b) ensure that his or her shares are not voted (or deemed to have been voted) to approve the Merger, and (c) after the Merger is consummated, make timely written demand for payment in accordance with the MGCL. If a judicial determination of the fair value of ABI Common Stock held by such ABI shareholder is necessary, such determination may result in a value that is more than, less than, or equal to the value of the consideration which would have been paid by Sandy Spring pursuant to the Agreement. It is a condition to Sandy Spring's consummation of the Merger that holders of not more than 5% of the outstanding shares of ABI Common Stock dissent from the Merger. See "The Merger--Dissenters' Rights," "-- Conditions to the Merger."

         Termination of the Merger. The Merger Agreement may be terminated at any time before the effective time of the Merger, whether before or after approval by shareholders, in a number of circumstances, including, by mutual consent of the parties; by either party if the closing of the Merger shall not have occurred on or before December 31, 1996 (except under certain circumstances); by either party upon the occurrence of an event which renders satisfaction of one or more of the conditions to the obligations of the other party impossible; by ABI, if the Average Closing Price of Sandy Spring Common Stock during the Adjustment Notice Period is less than $33.00, unless a Conversion Ratio adjustment is agreed to; by Sandy Spring, if the Average Closing Price of Sandy Spring Common Stock during the Adjustment Notice Period exceeds $40.375, unless a Conversion Ratio Adjustment is agreed to; and by Sandy Spring, if ABI or Bank of Annapolis take certain actions with respect to a takeover proposal other than the Merger, or if the Board of Directors of ABI fails to recommend the Merger to the shareholders of ABI or withdraws any such recommendation, fails to solicit proxies in favor of the Merger, or otherwise fails to take action necessary to obtain approval of the Merger.

Certain Federal Income Tax Consequences

         It is anticipated that the Merger will constitute a tax free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended, and that shareholders of ABI will not recognize gain or loss as a result of the conversion of their shares of ABI Common Stock into shares of Sandy Spring Common Stock, except to the extent they receive cash in lieu of fractional shares of Sandy Spring Common Stock. ABI and Sandy Spring have received an opinion of Stegman & Company as to certain anticipated federal income tax consequences of the Merger. For a more extensive discussion of the anticipated federal income tax consequences of the Merger to shareholders of ABI and to ABI and Sandy Spring, see "The Merger -- Certain Federal Income Tax Consequences."

Interests of Certain Persons in the Merger

         Certain members of the management and Board of Directors of ABI have interests in the Merger that are in addition to their interests as shareholders of ABI. See "The Merger -- Interests of Certain Persons."

Accounting Treatment

         It is anticipated that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. See "The Merger -- Accounting Treatment."

Comparison of Shareholder Rights

         Upon consummation of the Merger, holders of ABI Common Stock, whose rights are presently governed by the MGCL and ABI's Articles of Incorporation, as amended, and Bylaws, will become shareholders of Sandy Spring, a Maryland business corporation. Accordingly, their rights will be governed by the MGCL and the Articles of Incorporation, as amended, and Bylaws of Sandy Spring. Certain differences in shareholders' rights arise from differences between the Articles of Incorporation and Bylaws of ABI and Sandy Spring, including, among other things, the number of authorized shares of capital stock, the notice requirements for nominations of directors and presentation of new business at meetings of shareholders, approval requirements for certain business combinations and amendments to the Articles of Incorporation, the number and term of directors, and removal and vacancies on the Boards of Directors. See "Comparison of Shareholder Rights and Certain Provisions of the Articles of Incorporation of Sandy Spring."

Exchange of ABI Stock Certificates

         The conversion of ABI Common Stock into Sandy Spring Common Stock will occur automatically upon effectiveness of the Merger, except that until exchanged for Sandy Spring Common Stock certificates, the holders of ABI Common Stock certificates will not be entitled to vote or to receive dividends or other distributions on Sandy Spring Common Stock. Promptly after the effectiveness of the Merger, Sandy Spring's transfer agent (the "Exchange Agent") will mail each ABI shareholder information regarding the exchange of his or her shares of ABI Common Stock.

         Holders  of  ABI  Common  Stock  should  not   surrender   their  stock
certificates until they receive written instructions from the Exchange Agent.

Market for Common Stock

         The Sandy Spring Common Stock is traded by four market makers and has been quoted on the Nasdaq National Market System since April 17, 1996. The ABI Common Stock is traded in the Nasdaq Small-Cap Market by two market makers.

         The following table sets forth the last trade prices per share of Sandy Spring Common Stock and ABI Common Stock as reported on the Nasdaq Bulletin Board in the case of Sandy Spring and on the Nasdaq Small Cap Market in the case of ABI on the date indicated, the last business day preceding the public announcement of the Merger for which trades were reported. Based upon the last trade price of Sandy Spring Common Stock shown below, each share of ABI Common Stock would be converted into 0.62585 shares of Sandy Spring Common Stock. The equivalent per share price shown below is the product of multiplying the assumed Conversion Ratio of 0.62585 shares by the last trade price of Sandy Spring Common Stock on April 16, 1996.

                           Sandy Spring                            Equivalent
                           Common Stock     ABI Common Stock    Per Share Price
                           ------------     ----------------    ---------------

 Price at April 16, 1996     $36.625            $20.00(1)            $22.92

(1) Reflects the last trade in ABI Common Stock prior to announcement of the Merger.


         The Conversion Ratio is subject to increase or decrease in the event that the Average Closing Price of Sandy Spring Common Stock is less than $33.00 or exceeds $40.375 during the Adjustment Notice Period. Any decrease in the Conversion Ratio would be subject to the discretion of the Board of Directors of ABI. By approving the Merger, ABI shareholders are authorizing the Board of Directors to exercise their discretion and judgment in this regard. See, "The Merger -- Consideration to be Received by ABI Shareholders."


                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

         The following tables set forth selected consolidated financial data for Sandy Spring and ABI for the five years ended December 31, 1995, and the three month periods ended March 31, 1996 and March 31, 1995 and unaudited pro forma consolidated information reflecting the consolidation of ABI and Sandy Spring. The data presented for the three month periods for ABI and Sandy Spring are derived from unaudited financial statements and includes, in the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the data for such period. The results for the period ended March 31, 1996 are not necessarily indicative of the results which may be expected for any other interim period or for the full year. The selected consolidated financial and other data of Sandy Spring and ABI set forth below does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including the consolidated financial statements of Sandy Spring and related notes included in its 1995 Annual Report to Shareholders, incorporated by reference herein, and the consolidated financial statements of ABI and related notes included herein.

               SELECTED HISTORICAL OPERATING AND PER SHARE DATA OF
                           SANDY SPRING BANCORP, INC.

         The following table sets forth certain historical operating and per share financial data for Sandy Spring at and for the periods indicated. For additional information, see Sandy Spring's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

                                                 Three Months Ended
                                                      March 31,
                                                     (Unaudited)                              Years Ended December 31,
                                               -----------------------   ----------------------------------------------------------
                                                 1996          1995          1995        1994        1993       1992       1991
                                               -------------------------------------------------------------------------------------

Operating Data:                                                             (Dollars in thousands, except per share data)
                                               ------------------------------------------------------------------------------------
  Interest income                               $  14,217    $  13,143   $  55,241   $  46,264    $  41,674  $  44,520   $  47,448

  Interest expense                                  6,553        6,092      25,998      19,179       17,695     21,188      28,471
                                               ------------------------------------------------------------------------------------

  Net interest income                               7,664        7,051      29,243      27,085       23,979     23,332      18,977

  Provision for credit losses                         150            -           -         160          950      1,750         835
                                               ------------------------------------------------------------------------------------

  Net interest income after provision for
      credit losses                                 7,514        7,051      29,243      26,925       23,029     21,582      18,142

  Net securities gains (losses)                       (3)          (6)       (240)        (84)          257        507       (363)

  Noninterest income (excluding net securities
      gains (losses))                               1,499        1,038       4,686       4,213        4,551      4,066       3,087

  Noninterest expenses                              5,323        5,091      20,787      19,895       16,942     15,269      13,477
                                               ------------------------------------------------------------------------------------

  Income before income taxes and cumulative
      effect of accounting change                   3,687        2,992      12,902      11,159       10,895     10,886       7,389

  Provision for income taxes                        1,171          889       3,979       3,139        2,888      2,981       1,994
                                               ------------------------------------------------------------------------------------

  Income before cumulative effect of
      accounting change                             2,516        2,103       8,923       8,020        8,007      7,905       5,395

  Cumulative effect of accounting change                -            -           -           -            -        744           -
                                               ------------------------------------------------------------------------------------

  Net income                                    $   2,516    $   2,103   $   8,923   $   8,020    $   8,007  $   8,649   $   5,395
                                               ====================================================================================

Per Share Data (1):

   Income before cumulative effect of
       accounting change                        $    0.58    $    0.49   $    2.07   $    1.89    $    1.95  $    2.07   $    1.51

   Cumulative effect of accounting change               -            -           -           -            -       0.20           -

   Net income                                        0.58         0.49        2.07        1.89         1.95       2.27        1.51

   Cash dividends declared                           0.18         0.15        0.64        0.54         0.49       0.43        0.38

   Book value at period-end                     $   18.27    $   16.34   $   18.04   $   15.65    $   15.73  $   13.38   $   10.99

   Weighted average number of shares
      outstanding                               4,341,933    4,285,918   4,303,287   4,248,186    4,117,220  3,817,262   3,587,378
- -------------------------------------


(1) Per share data has been retroactively restated to reflect a two-for-one stock split in the form of a dividend declared and paid in March 1995.

               SELECTED HISTORICAL DATA AND CONSOLIDATED RATIOS OF
                           SANDY SPRING BANCORP, INC.


         The following table sets forth certain historical data and consolidated financial ratios for Sandy Spring at and for the periods indicated. For additional information, see Sandy Spring's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.


                                             Three Months Ended
                                                  March 31,
                                                 (Unaudited)                               Years Ended December 31,
                                          ---------------------------  -------------------------------------------------------------
                                               1996          1995          1995       1994         1993         1992       1991
                                          ------------------------------------------------------------------------------------------

Other Data:                                                             (Dollars in thousands)
                                          ------------------------------------------------------------------------------------------
  Total loans, net of unearned income       $ 426,140     $ 415,255   $ 424,626     $ 401,524    $ 324,372   $ 274,189   $ 313,315

  Total assets                                818,586       776,296     794,319       764,135      722,465     626,084     573,812

  Total deposits                              696,091       649,097     679,587       645,619      622,056     557,958     517,110

  Federal funds purchased and securities
     sold under agreements to repurchase       33,795        24,018      29,629        21,724       13,684       6,169       7,693

  Other short-term borrowings                     437        26,517         150        23,519       13,623       3,595       3,360

  Long-term debt                                5,144         3,173       3,151         3,180        2,206         210         231

  Total shareholders' equity                $  79,918     $  70,209   $  78,091     $  66,956    $  66,391   $  54,668   $  39,501

Consolidated Ratios:

  Return on average assets                      1.27%         1.12%       1.16%         1.11%        1.24%       1.44%       1.00%

  Return on average shareholders' equity       13.02%        12.21%      12.24%        12.12%       13.74%      19.31%      14.75%

  Average equity to average assets              9.76%         9.21%       9.46%         9.19%        9.06%       7.45%       6.79%

  Cash dividends declared to net income        31.24%        30.58%      30.88%        28.34%       25.14%      18.94%      24.94%
- ------------------------------------------

               SELECTED HISTORICAL OPERATING AND PER SHARE DATA OF
                           ANNAPOLIS BANCSHARES, INC.

         The following table sets forth certain historical operating and per share financial data for ABI at and for the periods indicated. For additional information, see ABI's Annual Report to Shareholders for the year ended December 31, 1995 and Quarterly Report for the quarter ended March 31, 1996, which are attached as Appendices C and D, respectively.


                                             Three Months Ended
                                                  March 31,
                                                 (Unaudited)                                  Years Ended December 31,
                                          --------------------------  -------------------------------------------------------------
                                             1996         1995            1995          1994       1993        1992        1991
                                          -----------------------------------------------------------------------------------------
rating Data:                                                        (Dollars in thousands, except per share data)
                                          -----------------------------------------------------------------------------------------
  Interest income                           $   1,946    $   1,507    $   6,874     $   5,314    $   4,515   $   3,657    $   2,702

  Interest expense                                906          729        3,344         2,317        2,098       1,941        1,596
                                          -----------------------------------------------------------------------------------------

  Net interest income                           1,040          778        3,530         2,997        2,417       1,716        1,106

  Provision for credit losses                      33           50          180            52          106         130          105
                                          -----------------------------------------------------------------------------------------

  Net interest income after provision for
      credit losses                             1,007          728        3,350         2,945        2,311       1,586        1,001

  Net securities gains (losses)                  (51)            -         (39)             -            -           -            -

  Noninterest income (excluding net
      securities gains (losses))                   56          (1)           71            60           62          83           59

  Noninterest expenses                            425          386        1,637         1,567        1,398         974          761
                                          -----------------------------------------------------------------------------------------

  Income before income taxes and
   extraordinary item                             587          341        1,745         1,438          975         695          299

  Provision for income taxes                      227          132          674           555          373         271          114
                                          -----------------------------------------------------------------------------------------

  Income before extraordinary item                360          209        1,071           883          602         424          185

  Extraordinary item - tax benefit of
     net operating loss carryforward               -            -            -             -            -           -           60
                                          -----------------------------------------------------------------------------------------

  Net income                                $     360    $     209    $   1,071     $     883    $     602   $     424    $     245
                                          =========================================================================================

Per Share Data(1):

   Income before extraordinary item         $    0.46    $    0.30    $    1.42     $    1.32    $    1.05   $    0.79    $    0.35

   Extraordinary item - tax benefit of
      net operating loss carryforward              -            -             -             -           -           -          0.11

   Net income                                    0.46         0.30         1.42          1.32         1.05        0.79         0.46

   Cash dividends declared                       0.06         0.04         0.19          0.15         0.12        0.02            -

   Book value at period-end                $    11.72   $    10.58   $    11.29    $    10.33   $     9.15  $     8.48   $     7.70

   Weighted average number of shares
      outstanding                             784,241      703,232      748,709       700,240      572,536     535,283      535,283
- ------------------------------------------


(1) Per share data has been retroactively restated to reflect a 20% stock dividend declared and paid in the fourth quarter of 1995.

               SELECTED HISTORICAL DATA AND CONSOLIDATED RATIOS OF
                           ANNAPOLIS BANCSHARES, INC.

         The following table sets forth certain historical data and consolidated ratios for ABI at and for the periods indicated. For additional information, see ABI's Annual Report to Shareholders for the year ended December 31, 1995 and Quarterly Report for the quarter ended March 31, 1996, which are attached as Appendices C and D, respectively.

                                             Three Months Ended
                                                  March 31,
                                                 (Unaudited)                                   Years Ended December 31,
                                            ----------------------    --------------------------------------------------------------
                                                 1996       1995           1995       1994        1993        1992         1991
                                            ----------------------------------------------------------------------------------------

Other Data:                                                                (Dollars in thousands)
                                            ----------------------------------------------------------------------------------------
  Total loans, net of unearned income       $  71,525    $  57,184    $  67,914     $  55,528   $  50,368    $  39,735    $  26,503

  Total assets                                 81,036       67,822       81,885        66,699      61,809       49,334       33,213

  Total deposits                               65,857       57,506       64,005        54,721      54,366       44,115       28,764

  Federal funds purchased and securities
     sold under agreements to repurchase            -            -        1,025             -           -            -            -

  Other short-term borrowings                   5,000        3,000        4,000         2,000           -            -            -

  Long-term debt                                    -            -        2,000         3,000       1,000            -            -

  Total shareholders' equity                $   9,206    $   7,105    $   8,850     $   6,810   $   6,029    $   4,537    $   4,124

Consolidated Ratios:

  Return on average assets                      1.82%        1.23%        1.46%         1.37%       1.10%        1.03%        0.89%

  Return on average shareholders' equity       15.95%       12.03%       13.60%        13.36%      11.39%        9.76%        6.13%

  Average equity to average assets             11.44%       10.48%       10.77%        10.28%       9.63%       10.56%       14.56%

  Cash dividends declared to net income        13.04%       13.33%       13.38%        11.51%      11.78%        2.63%        0.00%
- --------------------------------------------

            SELECTED PRO FORMA COMBINED OPERATING AND PER SHARE DATA
                         FOR SANDY SPRING BANCORP, INC.
                                   (Unaudited)

         The following table sets forth certain unaudited pro forma operating and per share financial data reflecting the consolidation of Sandy Spring and ABI at and for the periods indicated. For additional information, see "Unaudited Pro Forma Combined Financial Information."


                                             Three Months Ended
                                                  March 31                               Years Ended December 31
                                          ------------------------       -----------------------------------------------------------
                                               1996          1995         1995        1994         1993       1992         1991
                                          ------------------------------------------------------------------------------------------
Operating Data:                                                         (In thousands, except per share data)
                                          ------------------------------------------------------------------------------------------
  Interest income                           $  16,163     $  14,650    $  62,115   $  51,578     $  46,189   $  48,177   $  50,150

  Interest expense                              7,459         6,821       29,342      21,496        19,793      23,129      30,067
                                          ------------------------------------------------------------------------------------------

  Net interest income                           8,704         7,829       32,773      30,082        26,396      25,048      20,083

  Provision for credit losses                     183            50          180         212         1,056       1,880         940
                                          ------------------------------------------------------------------------------------------

  Net interest income after provision for
      credit losses                             8,521         7,779       32,593      29,870        25,340      23,168      19,143

  Net securities gains (losses)                  (54)           (6)        (279)        (84)           257         507       (363)

  Noninterest income (excluding net
      securities gains (losses))                1,555         1,037        4,757       4,273         4,613       4,149       3,146

  Noninterest expenses                          5,748         5,477       22,424      21,462        18,340      16,243      14,238
                                          ------------------------------------------------------------------------------------------

  Income before income taxes, cumulative
    effect of accounting change and
    extraordinary item                          4,274         3,333       14,647      12,597        11,870      11,581       7,688

  Provision for income taxes                    1,398         1,021        4,653       3,694         3,261       3,252       2,108
                                          ------------------------------------------------------------------------------------------

  Income before cumulative effect of
      accounting change and
      extraordinary item                        2,876         2,312        9,994       8,903         8,609       8,329       5,580

  Cumulative effect of accounting change            -             -            -           -             -         744           -

  Extraordinary item - tax benefit of net
      operating loss carryforward                   -             -            -           -             -           -          60
                                          ------------------------------------------------------------------------------------------

  Net income(1)                             $   2,876     $   2,312    $   9,994   $   8,903     $   8,609   $   9,073   $   5,640
                                          ==========================================================================================

Per Share Data:

  Income before cumulative effect of
      accounting change and
      extraordinary item(2)                 $    0.60     $    0.49    $    2.09   $    1.90     $    1.92   $    2.01   $    1.42

  Cumulative effect of accounting change(2)         -             -            -           -             -        0.18           -

  Extraordinary item(2)                             -             -            -           -             -           -        0.02

  Net income(2)                                  0.60          0.49         2.09        1.90          1.92        2.19        1.44

  Cash dividends declared(3)                     0.18          0.15         0.64        0.54          0.49        0.43        0.38

  Book value at period-end(4)               $   18.21     $   16.39    $   18.04   $   15.72     $   15.63   $   13.39   $   11.10

  Weighted average number of shares
      outstanding(5)                        4,832,750     4,726,036    4,771,867   4,686,431     4,475,542   4,152,269   3,922,385
- -------------------------------------


(1) Calculated by adding the indicated components of income and expense of Sandy Spring and ABI. Pro forma operating and per share data have not been reduced by the estimated non-recurring expenses to effect the Merger of approximately $541,000, net of related tax effects, except with respect to pro forma book value at March 31, 1996.

(2) Calculated by adding the indicated components of net income of Sandy Spring and ABI and dividing the resulting sum by the total pro forma weighted average number of common shares outstanding shown.

(3) Represent historical dividends per share declared by Sandy Spring.

(4) Based upon combined shareholders' equity of Sandy Spring and ABI divided by the total pro forma number of common shares outstanding at each period-end, based upon the Conversion Ratio of 0.62585 shares of Sandy Spring Common Stock for each share of ABI Common Stock.

(5) Based upon the Conversion Ratio of 0.62585 shares of Sandy Spring Common Stock for each share of ABI Common Stock for the periods indicated.

           SELECTED PRO FORMA COMBINED DATA AND CONSOLIDATED RATIOS OF
                           SANDY SPRING BANCORP, INC.
                                   (Unaudited)

         The following table sets forth certain historical data and consolidated ratios reflecting the consolidation of Sandy Spring and ABI at and for the periods indicated. For additional information, see "Unaudited Pro Forma Combined Financial Information."


                                            Three Months Ended
                                                 March 31                                Years Ended December 31
                                           -----------------------       -----------------------------------------------------------
                                                1996        1995           1995       1994        1993         1992         1991
                                           -----------------------------------------------------------------------------------------
Other Data:                                                          (In thousands, except per share data)
                                           -----------------------------------------------------------------------------------------
  Total loans, net of unearned income      $ 497,665     $ 472,439     $ 492,540    $ 457,052   $ 374,740    $ 313,924    $ 339,818

  Total assets                               899,622       844,118       876,204      830,834     784,274      675,418      607,025

  Total deposits                             761,948       706,603       743,592      700,340     676,422      602,073      545,874

  Federal funds purchased and securities
     sold under agreements to repurchase      33,795        24,018        30,654       21,724      13,684        6,169        7,693

  Other short-term borrowings                  5,437        26,517         3,150       25,519      13,623        3,595        3,360

  Long-term debt                               5,144         3,173         5,151        6,180       3,206          210          231

  Total shareholders' equity(1)               88,583        77,314        86,941       73,766      72,420       59,205       43,625

Consolidated Ratios(2):

  Return on average assets                     1.31%         1.12%         1.18%        1.14%       1.23%        1.41%        1.00%

  Return on average shareholders' equity      13.26%        12.04%        12.37%       12.24%      13.55%       18.46%       13.90%

  Average equity to average assets             9.91%         9.28%         9.57%        9.28%       9.10%        7.65%        7.16%

  Cash dividends declared to net income       30.00%        30.61%        30.62%       28.42%      25.52%       19.63%       26.39%
- -------------------------------------------


(1) Based upon combined shareholders' equity of Sandy Spring and ABI at each period end. Pro forma shareholders' equity at March 31, 1996 has been reduced by the estimated non-recurring expenses to effect the Merger of approximately $541,000, net of related tax effects.

(2) Does not reflect the estimated non-recurring expenses to effect the Merger of approximately $541,000, net of related tax effects, except as indicated with respect to pro forma book value at March 31, 1996.

               COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA
                                   (Unaudited)

         The following table presents selected comparative unaudited per share data for Sandy Spring and ABI on a historical and pro forma basis, giving effect to the Merger, using the pooling of interests method of accounting. The information is derived from the historical financial statements of Sandy Spring and ABI and the pro forma combined financial information appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma combined financial statements and related notes thereto. See "Unaudited Pro Forma Combined Financial Information."

         The per share data shown below are not necessarily indicative of the results of the future operations of Sandy Spring after the Merger or the actual results that would have been achieved had the Merger been consummated prior to the periods indicated.


                                                      Three Months Ended
                                                           March 31                  Years Ended December 31,
                                                     -------------------   ------------------------------------------------
                                                        1996     1995      1995      1994      1993      1992     1991
                                                     ----------------------------------------------------------------------
Sandy Spring Common Stock
  Earnings per Common Share:
    Historical:
      Income before cumulative effect of accounting
       change                                         $ 0.58  $  0.49    $  2.07   $  1.89    $  1.95  $  2.07  $  1.51
      Cumulative effect of accounting change               -        -          -         -          -     0.20        -
      Net income                                        0.58     0.49       2.07      1.89       1.95     2.27     1.51
      Dividends per Common Share(1)                     0.18     0.15       0.64      0.54       0.49     0.43     0.38
      Book value per Common Share (period end)(2)      18.27    16.34      18.04     15.65      15.73    13.38    10.99
    Pro forma combined:
      Income before cumulative effect of accounting
       change and extraordinary item                 $  0.60  $  0.49    $  2.09   $  1.90    $  1.92  $  2.01  $  1.42
      Cumulative effect of accounting change               -        -          -         -          -     0.18        -
      Extraordinary item                                   -        -          -         -          -        -     0.02
      Net Income                                        0.60     0.49       2.09      1.90       1.92     2.19     1.44
      Dividends per Common Share(1)                     0.18     0.15       0.64      0.54       0.49     0.43     0.38
      Book value per Common Share (period end)(2)      18.21    16.39      18.04     15.72      15.63    13.39    11.10
ABI Common Stock
  Earnings per Common Share:
    Historical:
      Income before extraordinary item               $  0.46  $  0.30    $  1.42   $  1.32    $  1.05  $  0.79    $0.35
      Extraordinary item - tax benefit of net
       operating loss carryforward                         -        -          -         -          -        -     0.11
      Net income                                        0.46     0.30       1.42      1.32       1.05     0.79     0.46
      Dividends per Common Share                        0.06     0.04       0.19      0.15       0.12     0.02     0.00
      Book value per Common Share (period end)         11.72    10.58      11.29     10.33       9.15     8.48     7.70
    Pro forma equivalent(3):
      Income before cumulative effect of accounting  $  0.38  $  0.31    $  1.31   $  1.19    $  1.20  $  1.26  $  0.89
          change nd extraordinary item
      Cumulative effect of accounting change               -        -          -         -          -     0.11        -
      Extraordinary item                                   -        -          -         -          -        -     0.01
      Net income                                        0.38     0.31       1.31      1.19       1.20     1.37     0.90
      Dividends per Common Share equivalent             0.11     0.09       0.40      0.34       0.31     0.27     0.24
      Book Value Per Common Share equivalent
          (period end)                                 11.40    10.26      11.29      9.84       9.78     8.38     6.95
- --------------------------------------------


(1) Pro forma combined book value at March 31, 1996 reflects combined common shareholder's equity amounts less approximately $541,000 of expenses to effect the Merger, net of related tax effects.

(2) Pro forma combined dividends per share represents historical dividends per share declared by Sandy Spring.

(3) Pro forma equivalent amounts for ABI have been calculated by multiplying pro forma combined amounts shown for Sandy Spring by the Conversion Ratio of
    0.62585 shares of Sandy Spring Common Stock per share of ABI Common Stock.

                                   THE MEETING


         General. The Special Meeting of Shareholders, (the "Meeting") of Annapolis Bancshares, Inc. ("ABI") will be held at
_________________________________________________________________,            on
____________________________________, at ____ _.M. local time.

         The Board of Directors of ABI has chosen the close of business on ________________ as the record date (the "Record Date") for purposes of determining the shareholders entitled to notice of, and to vote at, the Meeting. As of the Record Date, 792,575 shares of ABI Common Stock were issued and outstanding. Shareholders of ABI are entitled to one vote on all matters to be acted on at the Meeting for each share of ABI Common Stock held of record by them on the Record Date. The presence at the Meeting, in person or by proxy, of the holders of a majority of the total number of outstanding shares of ABI Common Stock is necessary to constitute a quorum. In the event that there are not sufficient votes for a quorum or to approve the Merger at the Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies.

         Purpose of the Meeting and Vote Required. The purpose of the Meeting is to consider and vote on the proposal to approve the Merger pursuant to which ABI will be merged with and into Sandy Spring and shares of ABI Common Stock will automatically, and without further action, be converted into 0.62585 shares of Sandy Spring Common Stock, subject to limitation and adjustment as set forth in the Agreement; and to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

         The affirmative vote of two-thirds of the votes entitled to be cast at the Meeting is required to approve the Merger. Directors and executive officers of ABI owning or having the power to vote or direct the voting of 174,346 shares of ABI Common Stock, or 22.0% of the ABI Common Stock outstanding as of the Record Date, have indicated their intentions to vote in favor of the Merger.

         The Board of Directors of ABI has unanimously approved the Merger and unanimously recommends a vote FOR approval and adoption of the Merger.

         Voting and Revocation of Proxies. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the shares represented thereby will be voted as specified by the shareholder executing the proxy. In the absence of specific instructions, proxies received will be voted in favor of the proposal to approve the Merger. Management does not know of any matters that will be brought before the Meeting, other than as described herein. If other matters are properly brought before the Meeting, the persons named in the proxy intend to vote such shares to which the proxies relate in accordance with their best judgment, unless such authority is withheld. A proxy may be revoked at any time prior to the exercise of the authority granted thereby by delivering written notice of such revocation to Michael Weinberg, Secretary of ABI, prior to the Meeting, by granting and delivering a later dated proxy with respect to such shares, or by attending the Meeting in person and voting the shares.

         Votes cast by proxy or in person at the Meeting will be tabulated by the election inspectors appointed for the meeting who will determine whether or not a quorum is present. Where, as to any matter submitted to the shareholders for a vote, proxies are marked as abstentions (or shareholders appear in person but abstain from voting), such abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes will also be considered present for purposes of determining a quorum. Since approval of the Merger requires a two-thirds majority of the votes entitled to be cast, an abstention or broker non-vote will have the effect of a vote against the Merger.

         The enclosed proxy is being solicited on behalf of the Board of Directors of ABI, and ABI will bear the entire cost of such solicitation except that Sandy Spring has agreed to bear the cost of printing and mailing this Proxy Statement. In addition to solicitation by mail, officers, directors and employees of ABI may solicit proxies by telecopier, telegram, in person or otherwise. Such persons will not receive any additional or special remuneration or payment for such solicitation. ABI will also request registered owners of shares which are beneficially owned by others to send proxy statements to, and obtain proxies from, such beneficial owners, and ABI will reimburse shareholders for out-of-pocket expenses incurred in connection therewith.

                                   THE MERGER

         ABI and Sandy Spring entered into the Agreement together with their respective wholly owned subsidiaries, Bank of Annapolis and Sandy Spring National Bank, as of April 16, 1996. Following approval of the Merger by ABI shareholders, and the satisfaction or waiver of certain other conditions to the Merger, ABI will be merged into Sandy Spring. The following brief description of the Merger and the Agreement does not purport to be a comprehensive description of all facets of the Merger or the transactional or other documents prepared in connection therewith, and is qualified in its entirety by reference to the Agreement in the form of Appendix A attached hereto and made a part hereof, to which ABI shareholders are urged to refer, and the other documents referred to herein.

The Agreement

         The Agreement provides that ABI will be merged with and into Sandy Spring, a Maryland corporation, with Sandy Spring surviving the Merger. Pursuant to the Agreement, upon effectiveness of the Merger, each of the outstanding shares of ABI Common Stock (other than shares of ABI Common Stock held by Sandy Spring or any of its subsidiaries other than in a fiduciary capacity and dissenting shares) will automatically be converted into 0.62585 shares of Sandy Spring Common Stock, subject to adjustment as set forth in the Agreement and as described below. See "The Merger -- Consideration to be Received by ABI Shareholders," and "Sandy Spring Bancorp, Inc. - - Description of Sandy Spring Capital Stock." Each of the shares of Sandy Spring Common Stock outstanding prior to the effectiveness of the Merger will be unchanged, and will continue to represent shares of Sandy Spring Common Stock.

         The Board of Directors of ABI has unanimously approved the Merger and the Agreement and recommends that the shareholders vote "FOR" the Merger.

Consideration to be Received by ABI Shareholders

         Conversion of ABI Common Stock. Pursuant to the Agreement, upon effectiveness of the Merger, each share of ABI Common Stock (except for shares held by Sandy Spring or any of its subsidiaries other than in a fiduciary capacity and dissenting shareholders) will automatically and without further action be converted into the 0.62585 shares of Sandy Spring Common Stock (the "Conversion Ratio"), subject to adjustment as set forth in the Agreement and as described below. The Agreement may be terminated and the Merger abandoned by ABI, upon the vote of two-thirds of its Board of Directors, if the average closing price of Sandy Spring Common Stock on Nasdaq (the "Average Closing Price") during the period beginning on the date on which the joint conditions to the obligations of both ABI and Sandy Spring to consummate the Merger are met and ending at midnight on the fourth business day thereafter (the "Adjustment Notice Period") is less than $33.00 per share, unless during the Adjustment Notice Period the Board of Directors of Sandy Spring agrees to adjust the Conversion Ratio to increase the number of shares of Sandy Spring Common Stock into which each share of ABI Common Stock shall be converted to the number of shares determined by dividing 20.65 by the Average Closing Price.

         The Agreement may be terminated and the Merger abandoned by Sandy Spring, upon the vote of two-thirds of its Board of Directors, if the Average
Closing Price during the Adjustment Notice Period is greater than $40.375, unless during the Adjustment Notice Period the Board of Directors of ABI agrees to adjust the Conversion Ratio to decrease the number of shares of Sandy Spring Common Stock into which each share of ABI Common Stock shall be converted to the number of shares determined by dividing 25.27 by the Average Closing Price.

         If the Average Closing Price during the Adjustment Notice Period were $30.00 per share, and if the Board of Directors of Sandy Spring agreed to increase the Conversion Ratio at which shares of ABI Common Stock are converted, then the Conversion Ratio at which shares of ABI Common Stock are converted would be 0.68833 shares of Sandy Spring Common Stock for each share of ABI Common Stock. If the Average Closing Price during the Adjustment Notice Period were $43.375 per share, and if the Board of Directors of ABI agreed to reduce the Conversion Ratio at which shares of ABI Common Stock are converted, then the Conversion Ratio would be 0.58259 shares of Sandy Spring Common Stock for each share of ABI Common Stock.

         By approving the Merger and the Agreement, holders of ABI Common Stock will authorize the Board of Directors to agree to a reduction in the Conversion Ratio in the circumstances described above, without additional shareholder approval. There can be no assurance as to the Average Closing Price of Sandy Spring Common Stock during the Adjustment Notice Period or as to the actual Conversion Ratio at which shares of ABI Common Stock will be converted.

         The Conversion Ratio will be proportionately adjusted to reflect any dividend on the Sandy Spring Common Stock payable in shares of Sandy Spring Common Stock, or other subdivision or combination of the Sandy Spring Common Stock prior to the Closing Date.

         No fractional shares of Sandy Spring Common Stock will be issued in connection with the Merger. Holders of ABI Common Stock entitled to receive fractional shares of Sandy Spring Common Stock will receive cash in lieu of such fractional shares, without interest, based upon the value of $36.75 per share of Sandy Spring Common Stock.

         The approximate number of shares of Sandy Spring Common Stock which will be issued to holders of ABI Common Stock, based upon the number of shares outstanding as of the Record Date and assuming no adjustment of the Conversion Ratio and the conversion of all outstanding options and warrants to acquire ABI Common Stock into proportionately adjusted options or warrants to acquire Sandy Spring Common Stock, is approximately 496,033 shares, or approximately 10.19% of the issued and outstanding shares of Sandy Spring Common Stock following the Merger, or approximately 10.31% of the shares of Sandy Spring Common Stock following the Merger assuming the exercise of all options and warrants to acquire Sandy Spring Common Stock and ABI Common Stock.

         There can be no assurance as to the market, trading or intrinsic value of shares of Sandy Spring Common Stock received by shareholders of ABI in exchange for each share of ABI Common Stock at or after the effectiveness of the Merger. Additionally, Sandy Spring Common Stock has been listed for quotation on the Nasdaq National Market only since April 17, 1996, and to date, significant daily trading volume has not developed. While four market makers currently offer to make a market in the Sandy Spring Common Stock on a regular basis, there can be no assurance as to the level at which shares of Sandy Spring Common Stock can be sold, or as to whether an active and liquid market in Sandy Spring Common Stock will develop, or if one develops, whether it can be maintained.

         Options and Warrants to Acquire ABI Common Stock. Pursuant to the Agreement, each of the 10,200 incentive stock options to acquire ABI Common Stock issued pursuant to the ABI Incentive Option Plan (the "Option Plan") and each of the 6,000 warrants to acquire shares of ABI Common Stock held by Mr. Marhefka which have not been exercised or expired as of the effectiveness of the Merger, will automatically be converted into a proportionately adjusted incentive stock options or warrants to acquire, for the same aggregate exercise price, that number of shares of Sandy Spring Common Stock determined by multiplying the number of shares of ABI Common Stock by the Conversion Ratio. Following the Merger, holders of ABI warrants and options will have no rights as a shareholder of Sandy Spring until such warrants or options shall have been exercised.

 Background of the Merger

         Bank of Annapolis was originally chartered in 1925 as Ozark Permanent Building Association of Baltimore City, Inc. (hereinafter "Ozark"), a Maryland chartered mutual savings and loan association headquartered in

Baltimore, Maryland. In April 1988, Ozark was converted to a stock savings and loan association and in June 1988, Ozark's charter was amended to reflect the change of its name to Annapolis Community Savings Association, Inc. ("ACSA"). On June 12, 1989, ACSA completed its conversion to a trust company, changed its name to Bank of Annapolis, and was acquired by a newly formed holding company, ABI. Bank of Annapolis thereafter began operating as a Maryland chartered Federal Reserve System member trust company whose deposit accounts are insured by the FDIC.

         The period subsequent to ABI's acquisition of Bank of Annapolis has been one of continued and substantial change in the banking industry, characterized by heightened regulatory scrutiny and intensifying competition and consolidation. Management of ABI and the ABI Board focused on these changes and sought to best position ABI and its shareholders to enhance the value of ABI Common Stock, including exploring the possibilities of remaining independent, being acquired or making acquisitions.

         In the fall of 1995, ABI management received several unsolicited preliminary indications of interest to acquire ABI and Bank of Annapolis. One such indication of interest came from First Mariner Bancorp, Inc. ("First Mariner"). Following preliminary discussions with First Mariner, on November 30, 1995, ABI entered into a non-binding letter of intent to be acquired by First Mariner in a transaction whereby each share of ABI Common Stock would be exchanged for $15.50 in cash and 2/3 of a share of First Mariner. During the next several weeks both parties conducted due diligence and continued to negotiate toward a definitive agreement. On December 21, 1995, following several weeks of negotiations, ABI terminated the non-binding letter of intent to be acquired by First Mariner after it was unable to come to terms to reach a definitive agreement with First Mariner.

         From February 1996 through mid March 1996, ABI received a number of preliminary indications of interest and informal discussions were held with several of these parties. In late February, management of ABI held discussions with representatives of Sandy Spring regarding a possible acquisition of ABI and Bank of Annapolis. In mid March, ABI received written indications of interest from two parties. One indication of interest was from Sandy Spring, proposing to acquire all of the outstanding shares of ABI with an exchange ratio of one share of ABI Common Stock for 0.62585 shares of Sandy Spring Common Stock (approximately $23.00 per share at the time), subject to a satisfactory due diligence review by Sandy Spring, negotiation and execution of a definitive agreement and receipt of necessary corporate and regulatory approvals. The other indication of interest was from a Maryland based bank holding company proposing a stock deal with ABI in the range of 1.9x the book value of ABI Common Stock. At that time, ABI consulted with Ferris, Baker Watts, Inc. ("Ferris Baker"), an investment banking firm with whom it had maintained an informal relationship during the previous three years. Ferris Baker was also a market maker in ABI stock. On March 19, 1996, the ABI Board of Directors met to consider both proposals. At the meeting, a presentation was made by ABI's counsel regarding the fiduciary duties of the Board and by Ferris Baker regarding the financial terms of each of the written proposals. Following the presentations and a lengthy discussion, the Board decided to move forward with the Sandy Spring proposal.

         During the next several weeks ABI and Sandy Spring conducted due diligence and continued discussions of terms to be included in a possible definitive agreement. Additionally, Ferris Baker was formally retained to act as an investment advisor for ABI in the proposed transaction. During such time, ABI also received two additional unsolicited written indications of interest. One such indication of interest came from a Maryland based bank holding company offering to acquire ABI in a cash or stock deal valued at $25.80 per share. Management of ABI met with this party, and began the process of due diligence and negotiating a definitive agreement. However, the offer was subsequently withdrawn by the Maryland based holding company. The other indication of interest was from a Virginia based bank holding company which proposed a merger of equals with ABI whereby each outstanding share of ABI stock would be exchanged for $24.44 in stock of the Virginia based bank holding company. The offer was subject to a due diligence examination and the commitment of directors and officers of ABI for continued service with the Virginia based bank holding company.

         On April 16, 1996, the ABI Board of Directors met to consider approval of the definitive agreement with Sandy Spring and the indication of interest from the Virginia based bank holding company. The ABI Board was presented with the ABI-Sandy Spring Agreement and related exhibits which set forth the terms and conditions of the Merger. Ferris Baker made a presentation regarding their financial analyses of the Merger, including: a financial summary of the proposed transaction, an intrinsic value analysis of ABI Common Stock, a comparable financial analysis of ABI with other Maryland and Virginia based financial institutions, and a comparison of the Sandy Spring proposal to numerous other recent transactions involving Maryland and Virginia based commercial banks and bank holding companies. ABI's counsel reviewed the material terms and conditions of the Merger with the ABI Board and answered specific questions from the directors. Finally, Ferris Baker gave its oral and written opinion that the consideration to be received by shareholders of ABI as a result of the Agreement was fair, from a financial point of view. The ABI Board then considered the offer from the Virginia based bank holding company. In considering such offer, the ABI Board noted the relatively small asset size of the Virginia based bank holding company as compared to the asset size of Sandy Spring, and the illiquidity of the Virginia based bank holding company's stock as compared to the potential liquidity of Sandy Spring's stock once it began trading on the Nasdaq Stock Market. The ABI Board further noted the proposed merger of equals structure of the other transaction made that proposal far less desirable to ABI shareholders than the merger with Sandy Spring in that the resulting entity in the merger of equals transaction would not provide the potential for stockholder value provided by the Sandy Spring transaction. Finally, the ABI Board considered that the indication of interest by the Virginia based bank holding company was still subject to due diligence and that a definitive agreement with it had not been negotiated. For all these reasons, the Board ultimately determined that a possible transaction with the Virginia based holding company was too tenuous and conditional in nature and decided not to pursue such a potential transaction further. Following a lengthy discussion, the ABI Board then determined the acceptance of the Sandy Spring proposal was in the best interests of the ABI shareholders and unanimously approved the Agreement and related exhibits and authorized their execution.
Subsequently, the Agreement was executed.

ABI's Reasons for the Merger

         The ABI Board, with the assistance of outside financial and legal advisors, has evaluated the financial, legal and market conditions bearing on the decision to recommend the Merger. The terms of the Merger, including the price, are a result of arm's length negotiations between representatives of ABI and Sandy Spring. In reaching its determination that the Agreement is fair to, and in the best interests of ABI and holders of ABI Common Stock, the ABI Board considered a number of factors, both from a short and long term perspective, including without limitation, the following:

         (i) the ABI Board's familiarity with and review of ABI's business, financial condition, results of operations, management, prospects, including, but not limited to, its potential growth, development, productivity and profitability, and the business risks associated therewith;

         (ii) the current and prospective environment in which ABI operates, including national and local economic conditions, the competitive environment for financial institutions generally, the increased regulatory burden on financial institutions generally and the trend toward consolidation in the financial services industry;

         (iii)    information concerning the business, operations, asset quality
                  and   prospects  of  Sandy   Spring,   including   the  recent
                  performance of Sandy Spring Common Stock;

         (iv) the oral and written presentations and the oral and written opinions of ABI's financial advisor, Ferris Baker, that the consideration was fair to the holders of ABI Common Stock from a financial point of view;

         (v) the ABI Board's belief that the terms of the proposed form of Agreement with Sandy Spring were attractive in that it would allow ABI shareholders to receive stock in the Merger, thus permitting shareholders to defer any tax liability associated with the increase in the value of their stock as a result of the Merger, and to become shareholders in Sandy Spring, an institution with strong operations, management and earnings performance;

          (vi) the expectation that Sandy Spring will continue to provide quality service to the community and customers served by ABI;

          (vii) the compatibility of the respective businesses of ABI and Sandy Spring;

          (viii) the addition of products and services, as well as greater convenience through additional locations, which will be afforded ABI customers as a result of the Merger; and

         (ix) the alternative strategic courses available to ABI, including remaining independent or exploring other indications of interest from other potential acquirors.

         THE IMPORTANCE OF THESE FACTORS RELATIVE TO ONE ANOTHER CANNOT BE PRECISELY DETERMINED OR STATED HEREIN. THE ABI BOARD UNANIMOUSLY APPROVED THE AGREEMENT AND RECOMMENDS THAT ABI SHAREHOLDERS VOTE FOR APPROVAL OF THE AGREEMENT.

         The ABI Board of Directors believes that the Merger is in the best interests of ABI and ABI shareholders. The ABI Board of Directors unanimously recommends that ABI shareholders vote "FOR" the Merger.

Opinion of ABI Financial Advisor

         THE FULL TEXT OPINION OF FERRIS BAKER DATED AS OF THE DATE OF THIS PROXY STATEMENT IS ATTACHED HERETO AS APPENDIX B. THE OPINION OF FERRIS BAKER RELATES ONLY TO WHETHER THE CONSIDERATION TO BE RECEIVED BY THE SHAREHOLDERS OF ABI IS FAIR FROM A FINANCIAL POINT OF VIEW AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF ABI AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE MEETING. THE SUMMARY OF THE OPINION OF FERRIS BAKER SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION.

         ABI retained Ferris Baker to analyze the transaction proposed by Sandy Spring and provide an opinion as to the fairness, from a financial point of view, to the ABI shareholders of the consideration to be paid in the Merger. Ferris Baker periodically publishes research reports on the banking industry and ABI. Ferris Baker makes a market in the common stock of ABI and Sandy Spring. ABI requested Ferris Baker to undertake the assignment because Ferris Baker is familiar with the Mid-Atlantic banking industry, is a primary market maker for ABI stock and provides investment research on ABI to investors.

         On April 16, 1996, Ferris Baker delivered an opinion (the "Opinion") to the Board of Directors of ABI that, based upon and subject to the considerations set forth therein, as of such date the consideration to be received by the shareholders of ABI pursuant to the Agreement was fair from a financial point of view. The Opinion was based upon economic, market and other conditions in effect as of the date of the letter. No limitations were imposed by the Board of Directors of ABI upon Ferris Baker with respect to the investigations made or procedures followed by them in rendering the Opinion. The Opinion was updated as of the date of this Proxy Statement. The Opinion, which sets forth assumptions made, material reviewed, matters considered and limits on the review, is attached hereto as Appendix B to this Proxy Statement and is incorporated herein by reference.

         The following is a summary of the Opinion which is attached hereto as Appendix B; however, ABI shareholders are urged to read the Opinion in its entirety.

         In connection with the Opinion, Ferris Baker reviewed, among other things, (i) drafts of the Agreement; (ii) annual reports for ABI for the four fiscal years ending December 31, 1995; and (iii) annual reports on Form 10-K for ABI for the four fiscal years ending December 31, 1995; (iv) projected financial results for the years 1996 through 1998 provided by management of ABI. Ferris Baker also held discussions with management of ABI regarding its past and current business operations, financial conditions and future prospects. Ferris Baker reviewed the reported price and trading activity of the shares of both Sandy Spring and ABI, compared certain financial and stock market information concerning ABI with similar information for other regional community banks, securities of which are publicly traded, reviewed and compared the terms of the proposed Merger to the terms of recent banking combinations and performed other studies and analyses which Ferris Baker deemed appropriate.

         Ferris Baker assumed and relied upon the accuracy and completeness of all financial and other information reviewed for purposes of the Opinion, whether publicly available or provided to Ferris Baker by ABI or Sandy Spring and did not independently verify such information or make an independent evaluation or appraisal of assets or liabilities of ABI or Sandy Spring. Ferris Baker did not recommend the level of consideration to be paid to ABI shareholders in connection with the Merger, which level was determined as a result of the negotiations of the parties to the Merger.

         The preparation of a fairness opinion involves determinations as to the appropriate and relevant method(s) of financial analysis and, therefore, reference should be made to the Opinion in its entirety and not to a summary description. In performing its analyses, Ferris Baker made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of ABI or Sandy Spring. The analyses performed by Ferris Baker are not necessarily indicative of future results and do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

         Ferris Baker considered several valuation methods to evaluate the effect of the transaction on shareholders of ABI including: (1) the discounted future free cash flow of ABI; (2) the earnings and book multiple comparisons to publicly-traded companies engaged in the banking business; (3) the merger and acquisition activity of companies engaged in the banking business; (4) the control premiums paid by acquirors of banks during the fourth quarter of 1995; and (5) a liquidation analysis of ABI. Ferris Baker relied most heavily upon the discounted future cash flow of ABI and comparable merger and acquisition transactions in the banking industry. From management's estimates of future performance, Ferris Baker determined the intrinsic economic value of ABI as a stand alone entity and compared this value to the consideration to be paid by Sandy Spring. Ferris Baker further compared the consideration to be paid by Sandy Spring to recent bank merger transactions and determined that the consideration to be received by ABI was fair from a financial point of view to the shareholders of ABI.

         The free cash flow is premised on the assumption that a buyer purchases a time series of free cash flows that are generated by the assets of a business. The free cash flow analysis ascribes value only to the cash flows that can ultimately be taken out of the business. These free cash flows are then discounted to the present at the firm's weighted average cost of the capital. The weighted average cost of capital can be described as the average price a company must pay to attract both debt and equity to properly capitalize the firm's growth. It is these series of free cash flows that, when discounted to the present and after subtracting claims by debtholders and others, represents the economic value of a firm to its shareholders. The accuracy of this method of valuation depends largely on the integrity of the projections. ABI management projections through 1998 assumed 20% annual growth in assets and net interest margins equal to historical levels. Ferris Baker assumed that such projections were reasonably prepared by ABI management on bases reflecting the best currently available estimates and judgments of ABI management as to ABI's future financial performance.

         In reviewing merger and acquisition transactions in the banking industry, Ferris Baker reviewed publicly available records of forty-six transactions which have been announced. No company or transaction was identical to ABI, Sandy Spring or the Agreement. Accordingly, an analysis of the result of this review is not mathematical. Indeed, it involves complex judgments concerning differences among the operations of the companies involved and other factors affecting the public-trading prices of the companies which are being compared.

         Ferris Baker concluded:

         1. Based upon the free cash flow analysis of ABI's projections for income and cash flow and modest improvements which may arise from improved market conditions, the transaction value of $23.00 per share exceeds the intrinsic value of ABI Common Shares.

         2. Using comparable merger and acquisition transactions in the banking industry, the transaction value compares favorably with the transaction multiples of other regional community banks, particularly when considering the purchase premiums typically associated with banking institutions.

         Pursuant to the terms of an engagement letter dated March 25, 1996, ABI agreed to pay Ferris Baker in connection with its investigation and opinions concerning the Merger. Whether or not the Merger is effective, ABI has agreed to indemnify and hold harmless Ferris Baker and certain related persons from and against certain losses claimed and liabilities resulting from or arising out of its engagement, except for the negligence, fraud or willful misconduct of Ferris Baker.

Conditions to the Merger

         The obligation of ABI to consummate the Merger is subject to various conditions, including the following: (i) the continued accuracy of the representations and warranties of Sandy Spring; (ii) the performance, in all material respects, of all of the obligations, covenants and agreements of Sandy Spring under the Agreement; (iii) the approval of the Merger by the shareholders of ABI; (iv) the effectiveness of the Registration Statement (of which this Proxy Statement forms a part) on Form S-4 relating to the Sandy Spring Common Stock; (v) the receipt of all required governmental approvals and third-party consents; (vi) the absence of any material adverse change in the financial condition, business or results of operations of Sandy Spring and its subsidiaries, taken as a whole; (vii) the absence of any order restraining or prohibiting consummation of the Merger and the transactions contemplated by the Agreement; and (viii) the absence of any litigation against Sandy Spring and its subsidiaries which, if adversely determined, would have a material adverse effect on Sandy Spring.

         The obligation of Sandy Spring to consummate the Merger is subject to various conditions, including the following: (i) the continued accuracy of the representations and warranties of ABI; (ii) the performance, in all material respects, of the obligations, covenants and agreements of ABI under the Agreement; (iii) the receipt of all requisite regulatory approvals, which approvals shall not contain conditions which are, in the reasonable and good faith opinion of Sandy Spring, materially burdensome; (iv) the approval of the Merger by the shareholders of ABI; (v) the receipt of an opinion of Sandy Spring's independent accountants that the Merger can be accounted for as a pooling of interests; (vi) the absence of any material adverse change in the financial condition, business or results of operations of ABI; (vii) the absence of any order restraining or prohibiting consummation of the Merger and the transactions contemplated by the Agreement; (viii) the absence of litigation which, if successful, would have a material adverse effect on the business, financial condition or results of operations of ABI; (ix) the receipt of a satisfactory opinion as to the federal income tax consequences of the Merger;
(x) the receipt of all required third-party consents; (xi) the compliance of certain financial statements of ABI with generally accepted accounting principles; and (xii) dissenting shares constituting not more than 5% of the outstanding ABI Common Stock. See "The Merger -- Termination," "-- Accounting Treatment," and "-- Certain Federal Income Tax Consequences."

         Pending effectiveness of the Merger, ABI and Bank of Annapolis are required to maintain their respective books and records in accordance with past practices. Additionally, ABI has agreed that it will conduct its business only in the ordinary course, and that, without the prior written consent of Sandy Spring, it will not: (i) declare, set aside or pay any dividend or make any other distribution with respect to its capital stock or reacquire any shares of ABI Common Stock, except that ABI may declare and pay a cash dividend of $.0625 per share during each completed quarter prior to effectiveness of the Merger;
(ii) issue or sell any shares of capital stock of ABI except pursuant to outstanding options and warrants; (iii) effect any stock split, stock dividend or other reclassification of ABI's Common Stock; or (iv) grant any options or issue any warrants exercisable for, or securities convertible or exchangeable into, capital stock of ABI or grant any stock appreciation or other rights with respect to shares of capital stock of ABI.

         In addition, ABI has agreed that it will not, without the prior written consent of Sandy Spring: (i) sell or dispose of any significant assets of ABI or any ABI subsidiary; (ii) merge or consolidate ABI or any ABI subsidiary with or otherwise acquire any other entity or file any applications or make any contract with respect to branching by Bank of Annapolis; (iii) change the articles of incorporation, charter documents or other governing instruments of ABI or any ABI subsidiary; (iv) grant to any officer, director or employee of ABI any increase in compensation or benefits except for customary increases in compensation for non-officer employees in the ordinary course of business, and bonuses to officers and employees and 401(k) contributions consistent with past practice; (v) adopt any new employee plan or arrangement of any type; (vi) authorize severance pay or other benefits for any officer or director of ABI or any ABI subsidiary; (vii) incur any material obligation or enter into or extend any material agreement or lease; (viii) engage in any lending activities other than in the ordinary course of business consistent with past practices; (ix) form any new subsidiary or cause or permit a material change in the activities presently conducted by ABI; (x) purchase any debt securities or derivative securities, including collateralized mortgage obligations or real estate mortgage investment conduit products, other than certain liquidity investments;
(xi) purchase any equity securities; or (xii) make any commitment with respect to any of the matters set forth in this paragraph.

         Pursuant to the Agreement, ABI and Bank of Annapolis have agreed that they will not authorize or permit any representative of ABI or Bank of Annapolis, directly or indirectly, to initiate contact with any person or entity in an effort to solicit, initiate or encourage any "takeover proposal" (generally, any proposal other than as contemplated by the Agreement, for a merger or other business combination involving ABI or Bank of Annapolis, for the acquisition of a substantial equity interest in ABI or Bank of Annapolis or for the acquisition of a substantial portion of the assets of ABI or Bank of Annapolis) without the prior written consent of Sandy Spring or, except as the fiduciary duties of ABI's Board of Directors may otherwise require, cooperate with, negotiate with or enter into an agreement with any party relating to a takeover proposal. Further, ABI has agreed to give prompt written notice to Sandy Spring upon becoming aware of any takeover proposal. Finally, ABI has further agreed that it shall be a condition precedent to ABI's entering into a letter of intent, agreement in principle or definitive agreement with any third-party with respect to a takeover proposal, or supporting or indicating an intent to support a takeover proposal, that ABI or such third-party which is a party to the takeover proposal shall have paid Sandy Spring the sum of $650,000. On payment of such amount to Sandy Spring, Sandy Spring shall have no cause of action or claim against ABI or Bank of Annapolis or any officer or director of ABI or Bank of Annapolis, or the third party, with respect to or in connection with such takeover proposal or the Agreement.

Termination

         The Agreement may be terminated, and the Merger abandoned, at any time prior to the effectiveness of the Merger, whether or not such termination occurs before or after approval of the Merger by the shareholders of ABI, and without further action by shareholders of ABI, in the following circumstances: (i) by mutual consent of the parties; (ii) unilaterally by either ABI or Sandy Spring at any time after December 31, 1996 or such later date as may be agreed to, except that if the failure to close by that date is the result of the failure of one party to perform an obligation, that party may not terminate under this provision; (iii) unilaterally by ABI upon notice to Sandy Spring if a condition to the obligation of ABI to consummate the Merger becomes impossible of satisfaction and is not waived, if such condition is not cured within 30 days; or (iv) unilaterally by Sandy Spring upon notice to ABI if a condition to the obligation of Sandy Spring to consummate the Merger becomes impossible of satisfaction and is not waived, if such condition is not cured within 30 days.

         Additionally, the Agreement may be terminated and the Merger abandoned unilaterally, by ABI, if the Average Closing Price of Sandy Spring Common Stock during the Adjustment Notice Period is less than $33.00 per share or by Sandy Spring, if the Average Closing Price of Sandy Spring Common Stock during the Adjustment Notice Period is greater than $40.375 per share, subject in each case to the ability of the non-terminating party to agree to an adjustment to the Conversion Ratio as set forth above. See "The Merger -- Consideration to Be Received by ABI Shareholders."

         Sandy Spring may also terminate the Agreement and abandon the Merger if
(i) ABI or Bank of Annapolis enters into any agreement, letter of intent or agreement in principle with the intent to pursue or effect a "takeover proposal," (ii) the ABI Board of Directors fails to recommend approval of the Agreement and the Merger to the ABI Shareholders, or withdraws such a recommendation; or (iii) the ABI Board of Directors fails to solicit proxies from the ABI shareholders to approve the Merger or to take all other action necessary to obtain approval of the Agreement and the Merger.

         In the event of any termination, no party shall have any further obligation to the other, except that if a termination results from (i) a material breach by Sandy Spring or Sandy Spring National Bank, Sandy Spring and Sandy Spring National Bank shall reimburse ABI and Bank of Annapolis for out-of-pocket expenses incurred in connection with the Merger and the Agreement, up to $150,000; or (ii) a material breach by ABI or Bank of Annapolis, including a termination by Sandy Spring pursuant to the termination provision relating to pursuit of other takeover proposals by ABI and Bank of Annapolis, ABI and Bank of Annapolis shall pay Sandy Spring $650,000 as liquidated damages.

Prospects of Sandy Spring after the Merger

         Sandy Spring and its banking subsidiaries operate in a very competitive banking environment. Sandy Spring National Bank competes for deposit and lending business with numerous other commercial banks and savings and loan associations. Competition also comes from other providers of financial services, including consumer finance companies, credit unions, insurance companies, mutual funds, securities brokerage firms and private lenders. As a result of recently enacted changes in federal and state statutes relating to interstate branching and bank acquisitions, additional institutions not currently in competition with Sandy Spring may enter the market. Many of these competitors may have the advantage of greater size, capital and managerial resources and consequently higher lending limits and a wider range of services than Sandy Spring currently offers.

         The continued success and profitability of Sandy Spring after the Merger are dependent on the ability of Sandy Spring to continue to compete successfully in this environment. While Sandy Spring believes that it is able to compete effectively in its primary market area, there can be no assurance that Sandy Spring will continue to be able to meet the competitive challenges in its market, or to retain or further develop the market already developed by ABI.

Amendment and Waiver

         Any of the terms and conditions of the Agreement may be amended or modified by the parties in writing, at any time before or after approval by the shareholders of ABI, except that no amendment or modification after approval by the shareholders of ABI may reduce or change the amount or form of consideration to be received by shareholders of ABI or change any other terms or conditions of the Agreement if such changes, individually or in the aggregate, would materially, adversely affect the shareholders of ABI. Any term or condition of the Agreement may be waived at any time, in writing, by the party which, or the shareholders of which, is entitled to the benefit of such waived term or condition. By approving the Merger and the Agreement, holders of ABI Common Stock will authorize the Board of Directors to agree to a reduction in the Conversion Ratio in the circumstances described above, without additional shareholder approval. See "The Merger -- Consideration to be Received by ABI Shareholders."

Effectiveness of the Merger

         The Closing Date of the Merger shall take place within 15 days of the receipt of all required approvals and authorizations of government and regulatory authorities and the expiration of all applicable waiting periods, and the satisfaction or waiver of all conditions to the Merger. The Merger shall become effective upon the later of the filing of Articles of Merger with the Maryland Department of Assessments and Taxation or the time indicated in such Articles of Merger. It is expected that the Merger will become effective within one day of the Closing.

Surrender of Certificates

         Upon effectiveness of the Merger, certificates which formerly represented shares of ABI Common Stock will represent the number of shares of Sandy Spring Common Stock into which shares shall have been converted, except that until exchanged for Sandy Spring Common Stock certificates, the holders of ABI Common Stock certificates will not be entitled to vote or to receive dividends or other distributions or payments on Sandy Spring Common Stock.

         Promptly following effectiveness of the Merger, Sandy Spring National Bank, acting as exchange agent (the "Exchange Agent"), will mail to each ABI shareholder information regarding the exchange of his or her shares of ABI Common Stock. ABI shareholders should not deliver certificates representing ABI Common Stock to ABI or the Exchange Agent until they have received transmittal forms, and should not return certificates for ABI Common Stock with the enclosed form of proxy. Upon surrender of certificates representing shares of ABI Common Stock, the Exchange Agent will issue to such shareholder one or more certificates representing the number of whole shares of Sandy Spring Common Stock into which such shareholder's shares shall have been converted, together with a check representing payment, without interest, of cash in lieu of any fractional share of Sandy Spring Common Stock to which such shareholder may be entitled, and, if appropriate, a check representing payment, without interest, of any dividend or other cash payment or distribution on such shareholder's shares of Sandy Spring Common Stock which may have been withheld as a result of such shareholder's failure to earlier surrender his or her ABI share certificates for redemption.

Certain Federal Income Tax Consequences

         Sandy Spring has received an opinion from Stegman & Company, its tax advisor in respect of the Merger, as to certain federal income tax consequences of the Merger. The opinion provides that the Merger of ABI with and into Sandy Spring pursuant to the Agreement will qualify as a tax free reorganization under
Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended. The following is a description of the expected federal income tax consequences of the Merger to Sandy Spring, ABI and the shareholders of ABI.

         No gain or loss will be recognized by ABI upon consummation of the Merger.

         No gain or loss will be recognized by Sandy Spring upon the receipt of ABI assets in exchange for Sandy Spring Common Stock, cash and the assumption of ABI's liabilities. The federal income tax basis of the assets of ABI in the hands of Sandy Spring will be the same as the tax basis of such assets in the hands of ABI immediately prior to the effective time of the Merger. The holding period of the assets of ABI transferred to Sandy Spring will include the period during which such assets were held by ABI prior to the effective time of the Merger.

         No gain or loss will be recognized by the shareholders of ABI on the receipt of shares of Sandy Spring Common Stock pursuant to the Merger. The federal income tax basis of the shares of Sandy Spring Common Stock received by a shareholder of ABI will be the same as the basis of the ABI Common Stock surrendered in exchange therefor. The holding period of the Sandy Spring Common Stock received by a shareholder of ABI will be the same as the holding period of the ABI Common Stock surrendered in exchange therefor provided the stock was held by the shareholder as a capital asset.

         Cash received by shareholders of ABI in lieu of fractional shares of Sandy Spring Common Stock will be treated as received by such shareholders as distributions in redemption of such shares in full payment in exchange for the stock redeemed.

         Cash received in exchange for ABI Common Stock by shareholders of ABI who exercise their dissenters' rights will be treated as received by such shareholders as distributions in redemption of such shares subject to the limitations and conditions of Section 302 of the Code. A shareholder will be required to recognize gain to the extent of the lesser of the shareholder's gain realized on the transaction or the amount of cash received by the shareholder. A dissenting shareholder's realized gain will be equal to the difference between the fair market value of the Sandy Spring Common Stock and the cash received by the shareholder and the shareholder's basis in the ABI Common Stock surrendered.

         The opinion of Stegman & Company is not binding on the IRS and the IRS could disagree with the conclusions reached therein. In the event of such disagreement, there is no assurance that the IRS would not prevail in a judicial or administrative proceeding.

         As a result of the complexity of the tax laws and the impact of each shareholder's particular circumstances upon the tax consequences of the Merger, the information set forth above regarding the federal income tax consequences of the Merger is not intended to be individualized tax or legal advice to the shareholders of ABI. Each shareholder should consult his or her own tax or financial counsel as to the specific federal, state, and local tax consequences of the Merger, if any, to such shareholder.

Accounting Treatment

         It is anticipated that the Merger will be accounted for as a pooling of interests under generally accepted accounting principles. The obligation of Sandy Spring to consummate the Merger is conditioned upon the receipt by Sandy Spring of an opinion of its independent accountants that the Merger can be accounted for as a pooling of interests, under generally accepted accounting principles, if consummated in accordance with the Agreement. Under the pooling of interests method of accounting, the historical basis of the assets and liabilities of Sandy Spring and ABI will be combined at the Closing and carried forward at their previously recorded amounts and the shareholders' equity accounts of Sandy Spring and ABI will be combined on Sandy Spring's consolidated balance sheet. Income and other financial statements of Sandy Spring issued after consummation of the Merger will be restated retroactively to reflect the consolidated operations of Sandy Spring and ABI as if the Merger had taken place prior to the periods covered by such financial statements.

         In order for the Merger to qualify for pooling of interests accounting treatment, substantially all of the outstanding ABI Common Stock must be exchanged for Sandy Spring Common Stock. In the event that any of the conditions to the pooling of interests method of accounting treatment are not satisfied, the Merger would not qualify for the pooling of interests method of accounting, and a condition to the consummation of the Merger would not be fulfilled. See "The Merger -- Conditions to the Merger." Under generally accepted accounting principles, all costs incurred to effect a combination accounted for as a pooling of interests are expenses of the combined enterprise rather than additions to assets or reductions to shareholders' equity. Accordingly, the costs incurred in connection with the Merger will be charged to expense and deducted in determining the results of operations of the combined entity.

         Expenses of a pooling of interests typically include, but are not limited to, registration fees and expenses, proxy solicitation costs, legal and accounting fees, salaries and other expenses related to services of employees, and costs of combining operations of the previously separate companies. In connection with the Merger of ABI and Sandy Spring, accounting adjustments and accruals will be required to recognize the specific one-time costs associated with the Merger. These adjustments and accruals will cause significant reductions to the combined entity's results of operations for the initial period following consummation of the Merger.

         ABI and Bank of Annapolis have employment and other agreements with an executive officer and a director. See "The Merger -- Interests of Certain Persons." These agreements provide for change in control payments to such executive officer and director upon a change in control of ABI, which will occur upon consummation of the Merger. This liability will be recognized through a charge to expense of approximately $90,000. The after-tax effect of recognizing this liability will reduce the combined entity's results of operations by approximately $55,000 in the initial period following consummation of the Merger. Additionally the aggregate transactional expenses of ABI and Sandy Spring to effect the Merger and combine operations of the two companies will have an after tax cost of approximately $486,000, which will be recognized in the initial period following consummation of the Merger.

Interests of Certain Persons

         Management  and  Operations  of  Sandy  Spring  Following  the  Merger.
Following effectiveness of the Merger, the officers and directors of Sandy Spring and Sandy Spring National Bank as of the effectiveness of the Merger will continue to serve as the officers and directors of Sandy Spring and Sandy Spring National Bank. It is anticipated that, subject to review, substantially all of the non-executive officer employees, and the chief accounting officer, of ABI and Bank of Annapolis will become employees of Sandy Spring. Sandy Spring National Bank has agreed to provide cash severance benefits to employees other than Mr. Marhefka and Mr. Katsef. The estimated after-tax cost of these benefits is $5,171.

         ABI Options and Warrants. ABI maintains an incentive stock option plan which provides for the grant to employees and officers, including officers who are directors, of options to purchase ABI Common Stock. As of the date hereof, presently exercisable options to acquire an aggregate of 10,200 shares of ABI Common Stock at exercise prices ranging from $8.33 to $8.75 per share were held by two current and former executive officers of ABI or Bank of Annapolis. Options which are not exercised prior to Closing will be converted into proportionately adjusted options to acquire Sandy Spring Common Stock. Holders of options to acquire ABI Common Stock will not be entitled to vote the shares underlying the options at the Meeting except to the extent that such options have been exercised prior to the Record Date.

         Additionally, ABI has issued nontransferable warrants to acquire 6,000 share of ABI Common Stock to Mr. Marhefka. The warrants are exercisable at $8.33 per share through March 31, 1998, and in connection with the Merger will be converted into proportionately adjusted warrants to acquire Sandy Spring Common Stock.

         Employment Agreements. The Bank of Annapolis has entered into an employment agreement with Mr. Marhefka (the "Employment Agreement"). Mr. Marhefka's current aggregate base salary under the Employment Agreement is $128,274. Upon the occurrence of a change in control of Bank of Annapolis (as defined in the Employment Agreement), Mr. Marhefka would receive a lump sum severance payment equal to six months' salary at the current rate, or $64,137. The Merger constitutes a change in control of Bank of Annapolis for purposes of the Employment Agreement, entitling Mr. Marhefka to the described payment.

         Additionally, the Board of Directors of Bank of Annapolis has authorized a cash bonus payment in the amount of $25,000 to Stanley Katsef, Chairman of the Board of ABI and Bank of Annapolis, immediately prior to consummation of the Merger.

Restrictions on Resale of Sandy Spring Common Stock by Controlling Persons

         The Sandy Spring Common Stock issued in connection with the Merger will be freely transferable under the Securities Act of 1933 as amended (the "Securities Act"), except for shares issued to any ABI shareholders who may be deemed to be affiliates of ABI under Rule 145 promulgated pursuant to the Securities Act. Such persons may not sell their shares of Sandy Spring Common Stock except pursuant to an effective registration statement under the Securities Act or pursuant to an available exemption from registration under the Securities Act. To the best knowledge of Sandy Spring and ABI, the only ABI shareholders who may be deemed affiliates subject to these limitations are the current executive officers and directors of ABI, who have been advised of these restrictions.

Dissenters' Rights

         Any shareholder of ABI who does not vote in favor of the Merger and the transactions contemplated by the Agreement and who has given prior written notice to ABI of such shareholder's objection to the proposed transaction and who otherwise complies with the procedures set forth in Section 3, Subtitle 2 of the Maryland General Corporation Law (the "MGCL"), shall be entitled to receive payment in cash of the fair value of such shareholder's shares of ABI Common Stock. A copy of Section 3, Subtitle 2 of the MGCL is attached hereto as Appendix E.

         An ABI shareholder wishing to demand payment of the fair value of any part or all of his or her shares of ABI Common Stock must submit a written notice to the Secretary of ABI at or prior to the Meeting, stating that such shareholder objects to the proposed Merger. The shareholder must then not vote those shares in favor of the Merger. Merely voting against the Merger or not voting in favor of the Merger will not constitute notice of objection or dissent and will not entitle a shareholder to payment in cash of the value of his or her shares. Promptly following the effectiveness of the Merger, Sandy Spring, as the successor to ABI, will notify in writing each shareholder of ABI who filed a notice of objection to the Merger, of the date on which the Articles of Merger were accepted for record. Within twenty (20) days of the date on which the Articles of Merger were accepted for record, an objecting shareholder must make a written demand for payment of the fair value of his or her stock, stating the number and class of shares for which payment is demanded. The notice of objection should be sent to ABI at 2024 West Street, Annapolis, Maryland 21401,
Attn: Michael Weinberg, Secretary.

         Sandy Spring's notice of the date on which the Articles of Merger were accepted may contain an offer of payment and certain financial disclosures. If an objecting shareholder who has followed all of the procedural steps required to demand payment of fair value has not received payment for his or her shares, he or she may, or Sandy Spring may, within fifty (50) days of the acceptance of the Articles of Merger, petition the court of equity in Montgomery County for appraisal of the fair value of his or her shares of ABI Common Stock as of the date of the Meeting, without including any appreciation or depreciation resulting directly or indirectly from the Merger or its proposal. Any shareholder who filed a notice of objection, but fails to file a written demand for payment of the fair value in a timely manner will be bound by the shareholder vote and will not be entitled to receive payment in cash as a holder of dissenting shares. A shareholder who demands payment for his or her stock as a dissenting shareholder has no right to receive any dividends or other distributions on such shares (or the shares of Sandy Spring Common Stock into which such dissenting shares would be converted), after close of business on the date of the Meeting at which the Merger is approved, and has no other rights, including voting rights, with respect to such shares, except the payment of fair value. The rights of a shareholder who demands payment will be restored if the demand for payment is withdrawn, a petition of appraisal is not filed within the time required, a court determines that the shareholder is not entitled to relief, or the Merger is abandoned or rescinded.

         If the court finds that the objecting shareholder is entitled to an appraisal of his or her stock, the court shall appoint three disinterested appraisers to determine the fair value of the stock. Within sixty (60) days after appointment (or such longer period as the court may direct), the appraisers shall file with the court and mail to each dissenting shareholder their report stating their conclusion as to the fair value of the stock. Within fifteen (15) days after the filing of the report, any party may object to the report and request a rehearing. The court, upon motion of any party, will enter an order either confirming, modifying or rejecting the report and, if confirmed or modified, enter judgement directing the time within which payment must be made. If the report is rejected, the court may determine the fair value or remit the proceeding to the same or other appraisers. Any judgement entered pursuant to a court proceeding will include interest from the date of the shareholders' vote at the Meeting, unless the court finds that the shareholder's refusal to accept a written offer to purchase the shares was arbitrary, vexatious or not in good faith.

         The expenses of the appraisal proceedings, not including fees and expenses of counsel, and not including fees or expenses of experts if Sandy Spring made an offer for dissenting shareholders' stock or if the fair value of the stock as determined in the proceeding materially exceeds the amount of the offer, will be the responsibility of Sandy Spring, except that all or any part of such expenses may be assessed against any or all of the dissenting shareholders to whom an offer to pay for such shareholder's shares has been made, if the court finds the failure to accept such offer was arbitrary, vexatious or not in good faith.

         The Agreement gives Sandy Spring the ability to terminate the Agreement should dissenters' rights be perfected in respect of more than 5% of the outstanding ABI Common Stock. Dissenting shareholders will not be entitled to receive any payment for their shares in the event that the Merger is not effected after receiving shareholder approval for any reason, including, but not limited to termination due to the number of shares with respect to which dissenters' rights have been perfected.


               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

         The unaudited pro forma combined balance sheets and the unaudited pro forma combined statements of income of Sandy Spring set forth below give effect, using the pooling of interests method of accounting, to the proposed Merger of ABI with and into Sandy Spring based upon an exchange ratio of 0.62585 shares of Sandy Spring Common Stock for each share of ABI Common Stock outstanding as of each respective period end. See "The Merger -- Consideration to be Received by ABI Shareholders." The unaudited pro forma balance sheets are presented as though the proposed Merger had occurred on March 31, 1996. The unaudited pro forma combined income statements are presented as though the proposed Merger had occurred on January 1, 1993.

         The unaudited pro forma financial information set forth below is for illustrative purposes only, and therefore is not necessarily indicative of the financial condition or results of operations of Sandy Spring as they would have been had the proposed Merger occurred during the periods presented or as they may be in the future. The unaudited pro forma financial information set forth below is derived from and should be read in conjunction with the historical financial statements of Sandy Spring, including the notes thereto, which are included in Sandy Spring's Annual Report on Form 10-K for the year ended December 31, 1995 and Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, incorporated by reference herein, and the historical financial statements of ABI, including the notes thereto, which are included in ABI's Annual Report to Shareholders for the year ended December 31, 1995 and Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996, which are included as Appendices C and D hereto, and incorporated by reference herein.

         Under generally accepted accounting principles, all costs incurred to effect a combination accounted for as a pooling of interests are expenses of the combined enterprise and, accordingly, are charged to expense and deducted in determining the results of operations of the combined entity. Specific one-time costs associated with the Merger that will cause significant reductions to the combined entity's results of operations in the initial period following consummation of the Merger include change in control and severance payments, registration and application fees, legal, accounting and advisory fees and expenses, and costs of combining the operations of ABI and Sandy Spring, which are estimated to amount to approximately $663,000 on a pretax basis, and $541,000 net of related tax effects. See "The Merger -- Accounting Treatment." The amounts shown on the Unaudited Pro Forma Combined Balance Sheets of Sandy Spring and ABI have been calculated by adding the balances from the historical unaudited consolidated balance sheets of Sandy Spring and ABI as of March 31, 1996, and adjusting for the specific one time costs associated with the Merger and the effects of the issuance of Sandy Spring Common Stock and the cancellation of ABI Common Stock in the Merger. The amounts shown on the Unaudited Pro Forma Combined Statements of Income have been calculated by adding the amounts from the historical statements of income of Sandy Spring and ABI for the indicated periods, without reduction for the specific one time costs of the Merger. Earnings per share amounts have been based upon the pro forma weighted average number of common shares outstanding assuming a Conversion Ratio of
0.62585 shares of Sandy Spring Common Stock for each share of ABI Common Stock.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEETS
                                at March 31, 1996

                             (Dollars in thousands)

                                    Pro Forma

                                                                                                                   Pro Forma
                                                              Sandy Spring         ABI           Adjustments        Combined
                                                    --------------------------------------------------------------------------------
ASSETS:
 Cash and due from banks                                     $ 29,845          $     81          $   -            $ 29,926

 Interest-bearing deposits with banks                           5,491                30                              5,521

 Federal funds sold                                            16,048             4,345                             20,393

 Residential mortgage loans held for sale                       3,416               474                              3,890

 Investments available for sale (at fair value)               184,201                 -                            184,201

 Investments held to maturity                                 120,573               975                            121,548

 Other equity securities                                        3,965               982                              4,947

 Total loans (net of unearned income)                         426,140            71,525                            497,665

   Less:  Allowance for credit losses                         (6,060)             (720)                            (6,780)
                                                            ---------         ---------                          ---------

   Net loans                                                  420,080            70,805              -             490,885

 Premises and equipment                                        18,111             1,928                             20,039

 Accrued interest receivable                                    5,827               657                              6,484

 Other real estate owned, net of allowance                          -                 -                                  -

 Other assets                                                  11,029               759              -              11,788
                                                             --------          --------       --------            --------

     Total assets                                            $818,586          $ 81,036          $   -            $899,622
                                                             ========          ========       ========            ========

LIABILITIES:

 Noninterest-bearing deposits                                $ 92,427          $  2,226          $   -            $ 94,653

 Interest-bearing deposits                                    603,664            63,631                            667,295
                                                             --------          --------                           --------

     Total deposits                                           696,091            65,857                            761,948

 Short-term borrowings                                         34,232             5,000                             39,232

 Long-term borrowings                                           5,144                 -                              5,144

 Accrued interest and other liabilities                         3,201               973            541(1)            4,715
                                                             --------          --------       --------            --------

     Total liabilities                                        738,668            71,830            541             811,039
                                                             --------          --------       --------            --------

STOCKHOLDERS' EQUITY:

Common stock, $1 par value, authorized 15,000,000 shares;
  outstanding 4,373,749 actual shares and 4,865,279
  pro forma combined shares                                     4,374                               491(2)           4,865

Common stock, $1 par value, authorized
  5,000,000 shares; outstanding 785,375 shares                     -                785           (785)(2)              -

Surplus                                                        26,796             5,354            294 (2)          32,444

Retained earnings                                              48,868             3,067           (541)(1)          51,394

Net unrealized gain (loss) on investments available
  for sale                                                       (120)                -              -                (120)
                                                             --------           --------        --------          --------

     TOTAL STOCKHOLDERS' EQUITY                                79,918             9,206           (541)             88,583
                                                             --------          --------         --------          --------
     TOTAL LIABILITIES AND
       STOCKHOLDERS' EQUITY                                  $818,586          $ 81,036          $    -           $899,622
                                                             ========          ========          ========         ========

             See Notes to Pro Forma Combined Financial Information.

                UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                        Three Months Ended March 31, 1996

                (Dollars in thousands, except for per share data)

                                                                                                               Pro Forma
                                                                     Sandy Spring            ABI                Combined
                                                             ----------------------------------------------------------------
Interest income:

  Interest and fees on loans                                             $  9,495           $  1,856             $ 11,351

  Interest on loans held for sale                                              33                  -                   33

  Interest on deposits with banks                                              23                  -                   23

  Interest and dividends on securities:

    Taxable                                                                 3,469                 38                3,507

    Nontaxable                                                                845                  -                  845

  Interest on federal funds sold                                              352                 52                  404
                                                                         --------           --------             --------

     Total interest income                                                 14,217              1,946               16,163

Interest expense:

  Interest on deposits                                                      6,134                838                6,972

  Interest on short-term borrowings                                           356                 42                  398

  Interest on long-term borrowings                                             63                 26                   89
                                                                         --------           --------             --------

     Total interest expense                                                 6,553                906                7,459
                                                                         --------           --------             --------

Net interest income                                                         7,664              1,040                8,704

Provision for credit losses                                                   150                 33                  183

Net interest income after provision
  for credit losses                                                         7,514              1,007                8,521
                                                                         --------           --------             --------

Noninterest income:

  Securities gains (losses)                                                   (3)               (51)                 (54)

  Service charges on deposit accounts                                         638                 10                  648

  Gains on mortgage sales                                                     153                 44                  197

  Other income                                                                708                  2                  710
                                                                         --------           --------             --------

     Total noninterest income                                               1,496                  5                1,501

Noninterest expenses:

  Salaries and employee benefits                                            3,071                323                3,394

  Occupancy expense of premises                                               549               (12)                  537

  Equipment expenses                                                          503                 22                  525

  FDIC insurance expense                                                        1                  1                    2

  Outside data services                                                       212                 16                  228

  Other expenses                                                              987                 75                1,062
                                                                         --------           --------             --------

     Total noninterest expenses                                             5,323                425                5,748
                                                                         --------           --------             --------

Income before income taxes                                                  3,687                587                4,274

Income tax expense                                                          1,171                227                1,398
                                                                         --------           --------             --------

Net income                                                               $  2,516           $    360             $  2,876
                                                                         ========           ========             ========

Net income per common share                                              $   0.58           $   0.46          $   0.60(2)
                                                                         ========           ========          ========

Weighted average shares outstanding                                     4,341,933            784,241         4,832,750(2)

             See Notes to Pro Forma Combined Financial Information.

                UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                        Three Months Ended March 31, 1995

                (Dollars in thousands, except for per share data)


                                                                                                             Pro Forma
                                                                  Sandy Spring             ABI                Combined
                                                             ----------------------------------------------------------------

Interest income:

  Interest and fees on loans                                             $  8,756             $  1,370             $ 10,126

  Interest on loans held for sale                                               -                    -                    -

  Interest on deposits with banks                                               -                    -                    -

  Interest and dividends on securities:

    Taxable                                                                 3,396                   76                3,472

    Nontaxable                                                                902                    1                  903

  Interest on federal funds sold                                               89                   60                  149
                                                                         --------             --------             --------

     Total interest income                                                 13,143                1,507               14,650

Interest expense:

  Interest on deposits                                                      5,250                  664                5,914

  Interest on short-term borrowings                                           787                   29                  816

  Interest on long-term borrowings                                             55                   36                   91
                                                                         --------             --------             --------

     Total interest expense                                                 6,092                  729                6,821
                                                                         --------             --------             --------

Net interest income                                                         7,051                  778                7,829

Provision for credit losses                                                     -                   50                   50
                                                                         --------             --------             --------

Net interest income after provision
  for credit losses                                                         7,051                  728                7,779
                                                                         --------             --------             --------

Noninterest income:

  Securities gains (losses)                                                   (6)                    -                  (6)

  Service charges on deposit accounts                                         579                    9                  588

  Losses on mortgage sales                                                      -                 (12)                 (12)

  Other income                                                                459                    2                  461
                                                                         --------             --------             --------

     Total noninterest income                                               1,032                  (1)                1,031

Noninterest expenses:

  Salaries and employee benefits                                            2,692                  228                2,920

  Occupancy expense of premises                                               459                  (7)                  452

  Equipment expenses                                                          438                   21                  459

  FDIC insurance expense                                                      361                   32                  393

  Outside data services                                                       163                   14                  177

  Other expenses                                                              978                   98                1,076
                                                                         --------             --------             --------

     Total noninterest expenses                                             5,091                  386                5,477
                                                                         --------             --------             --------

Income before income taxes                                                  2,992                  341                3,333

Income tax expense                                                            889                  132                1,021
                                                                         --------             --------             --------

Net income                                                               $  2,103             $    209             $  2,312
                                                                         ========             ========             ========

Net income per common share                                              $   0.49             $   0.30             $   0.49(2)
                                                                         ========             ========             ========

Weighted average shares outstanding                                     4,285,918              703,232            4,726,036(2)
                                                                                                                  ---------

             See Notes to Pro Forma Combined Financial Information.

                UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                          Year Ended December 31, 1995

                (Dollars in thousands, except for per share data)

                                                                                                             Pro Forma
                                                                  Sandy Spring             ABI                Combined
                                                             ----------------------------------------------------------------
Interest income:

  Interest and fees on loans                                             $ 37,576             $  6,350             $ 43,926

  Interest on loans held for sale                                              55                    -                   55

  Interest on deposits with banks                                              35                    4                   39

  Interest and dividends on securities:

    Taxable                                                                13,471                  298               13,769

    Nontaxable                                                              3,450                    4                3,454

  Interest on federal funds sold                                              654                  218                  872
                                                                         --------              -------             --------

     Total interest income                                                 55,241                6,874               62,115

Interest expense:

  Interest on deposits                                                     23,604                3,101               26,705

  Interest on short-term borrowings                                         2,175                  111                2,286

  Interest on long-term borrowings                                            219                  132                  351
                                                                         --------             --------             --------

     Total interest expense                                                25,998                3,344               29,342
                                                                         --------             --------             --------

Net interest income                                                        29,243                3,530               32,773

Provision for credit losses                                                     -                  180                  180

Net interest income after provision
  for credit losses                                                        29,243                3,350               32,593
                                                                         --------             --------             --------
Noninterest income:

  Securities losses                                                         (240)                 (39)                (279)

  Service charges on deposit accounts                                       2,533                   36                2,569

  Gains on mortgage sales                                                     232                   12                  244

  Other income                                                              1,921                   23                1,944
                                                                         --------             --------             --------

     Total noninterest income                                               4,446                   32                4,478

Noninterest expenses:

  Salaries and employee benefits                                           11,630                1,096               12,726

  Occupancy expense of premises                                             1,881                 (67)                1,814

  Equipment expenses                                                        1,867                   76                1,943

  FDIC insurance expense                                                      752                   66                  818

  Outside data services                                                       737                   48                  785

  Other expenses                                                            3,920                  418                4,338
                                                                         --------             --------             --------

     Total noninterest expenses                                            20,787                1,637               22,424
                                                                         --------             --------             --------

Income before income taxes                                                 12,902                1,745               14,647

Income tax expense                                                          3,979                  674                4,653
                                                                         --------             --------             --------

Net income                                                               $  8,923             $  1,071             $  9,994
                                                                         ========             ========             ========

Net income per common share                                              $   2.07             $   1.42             $   2.09(2)
                                                                         ========             ========             ========

Weighted average shares outstanding                                     4,303,287              748,709            4,771,867(2)

             See Notes to Pro Forma Combined Financial Information.

                UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                          Year Ended December 31, 1994

                (Dollars in thousands, except for per share data)

                                                                                                               Pro Forma
                                                                  Sandy Spring               ABI                Combined
                                                             ----------------------------------------------------------------

Interest income:

  Interest and fees on loans                                             $ 27,672             $  4,922             $ 32,594

  Interest on loans held for sale                                              57                    -                   57

  Interest on deposits with banks                                              37                    1                   38

  Interest and dividends on securities:

    Taxable                                                                14,030                  269               14,299

    Nontaxable                                                              4,037                    4                4,041

  Interest on federal funds sold                                              431                  118                  549
                                                                         --------             --------             --------

     Total interest income                                                 46,264                5,314               51,578

Interest expense:

  Interest on deposits                                                     17,864                2,168               20,032

  Interest on short-term borrowings                                         1,165                  149                1,314

  Interest on long-term borrowings                                            150                    -                  150
                                                                         --------             --------             --------

     Total interest expense                                                19,179                2,317               21,496
                                                                         --------             --------             --------

Net interest income                                                        27,085                2,997               30,082

Provision for credit losses                                                   160                   52                  212
                                                                         --------             --------             --------

Net interest income after provision
  for credit losses                                                        26,925                2,945               29,870
                                                                         --------             --------             --------

Noninterest income:

  Securities losses                                                          (84)                    -                 (84)

  Service charges on deposit accounts                                       2,308                   40                2,348

  Gains on mortgage sales                                                     164                   11                  175

  Other income                                                              1,741                    9                1,750
                                                                         --------             --------             --------

     Total noninterest income                                               4,129                   60                4,189

Noninterest expenses:

  Salaries and employee benefits                                           11,060                  899               11,959

  Occupancy expense of premises                                             1,828                   77                1,905

  Equipment expenses                                                        1,545                   72                1,617

  FDIC insurance expense                                                    1,388                  122                1,510

  Outside data services                                                       582                   48                  630

  Other expenses                                                            3,492                  349                3,841
                                                                         --------             --------             --------

     Total noninterest expenses                                            19,895                1,567               21,462
                                                                         --------             --------             --------

Income before income taxes                                                 11,159                1,438               12,597

Income tax expense                                                          3,139                  555                3,694
                                                                         --------             --------             --------

Net income                                                               $  8,020             $    883             $  8,903
                                                                         ========             ========             ========

Net income per common share                                              $   1.89             $   1.32             $   1.90(2)
                                                                         ========             ========             ========

Weighted average shares outstanding                                     4,248,186              700,240            4,686,431(2)

             See Notes to Pro Forma Combined Financial Information.

                UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
                          Year Ended December 31, 1993

                (Dollars in thousands, except for per share data)

                                                                                                                Pro Forma
                                                                     Sandy Spring             ABI                Combined
                                                             ----------------------------------------------------------------

Interest income:

  Interest and fees on loans                                             $ 23,695             $  4,220             $ 27,915

  Interest on loans held for sale                                             300                    -                  300

  Interest on deposits with banks                                             399                    -                  399

  Interest and dividends on securities:

    Taxable                                                                12,350                  115               12,465

    Nontaxable                                                              4,247                    -                4,247

  Interest on federal funds sold                                              683                  180                  863
                                                                         --------              -------             --------

     Total interest income                                                 41,674                4,515               46,189

Interest expense:

  Interest on deposits                                                     16,990                2,082               19,072

  Interest on short-term borrowings                                           641                    -                  641

  Interest on long-term borrowings                                             64                   16                   80
                                                                         --------             --------             --------

     Total interest expense                                                17,695                2,098               19,793
                                                                         --------             --------             --------

Net interest income                                                        23,979                2,417               26,396

Provision for credit losses                                                   950                  106                1,056
                                                                         --------             --------             --------

Net interest income after provision
  for credit losses                                                        23,029                2,311               25,340
                                                                         --------             --------             --------

Noninterest income:

  Securities gains                                                            257                    -                  257

  Service charges on deposit accounts                                       2,028                   24                2,052

  Gains on mortgage sales                                                     976                   29                1,005

  Other income                                                              1,547                    9                1,556
                                                                         --------             --------             --------

     Total noninterest income                                               4,808                   62                4,870

Noninterest expenses:

  Salaries and employee benefits                                            9,066                  673                9,739

  Occupancy expense of premises                                             1,598                  162                1,760

  Equipment expenses                                                        1,252                   56                1,308

  FDIC insurance expense                                                    1,275                  104                1,379

  Outside data services                                                       519                   42                  561

  Other expenses                                                            3,232                  361                3,593
                                                                         --------             --------             --------

     Total noninterest expenses                                            16,942                1,398               18,340
                                                                         --------             --------             --------

Income before income taxes                                                 10,895                  975               11,870

Income tax expense                                                          2,888                  373                3,261
                                                                         --------             --------             --------

Net income                                                               $  8,007             $    602             $  8,609
                                                                         ========             ========             ========

Net income per common share                                              $   1.95             $   1.05          $   1.92(2)
                                                                         ========             ========          ========

Weighted average shares outstanding                                     4,117,220              572,536         4,475,542(2)

             See Notes to Pro Forma Combined Financial Information.

                NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION
                                   (Unaudited)

(1) Specific, one time expenses to effect the Merger of approximately $541,000, net of related tax effects, have been reflected in the Pro Forma Combined Balance Sheets as of March 31, 1996.

(2) Based on an Exchange Ratio of 0.62585 shares of Sandy Spring Common Stock for each share of ABI Common Stock.

                           SANDY SPRING BANCORP, INC.

         Financial and other information relating to Sandy Spring is set forth in Sandy Spring's Annual Report on Form 10-K for the year ended December 31, 1995, and its Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, incorporated by reference herein. Additional financial and other information relating to Sandy Spring, including information relating to Sandy Spring's directors and executive officers, is included in Sandy Spring's Annual Report to Shareholders and Sandy Spring's Proxy Statement relating to its Annual Meeting of Shareholders held on April 17, 1996, copies of which may be obtained without cost from Sandy Spring. See "Available Information" and "Documents Incorporated by Reference."

History and Business

         Sandy Spring was organized in 1988 to serve as the holding company for Sandy Spring National Bank, its principal operating subsidiary. Sandy Spring National Bank traces its origins to 1868, and is the oldest banking business based in Montgomery County. Sandy Spring National Bank is an independent, community oriented institution engaged in a full service commercial banking business through seventeen community offices in Montgomery and Howard counties in Maryland. It is anticipated that Bank of Annapolis will be merged into Sandy Spring National Bank in connection with the Merger.

         At March 31, 1996, Sandy Spring had total assets of approximately $818.6 and total deposits of approximately $696.1 million.

Description of Sandy Spring Capital Stock

         Sandy Spring is authorized to issue an aggregate of fifteen million (15,000,000) shares of capital stock, par value $1.00 per share, all of the outstanding shares of which are designated as Common Stock, and the remainder of which is initially classified as Common Stock, but may be classified or reclassified by the Board of Directors prior to issuance. The Board of Directors may set the rights, preferences, privileges, voting and other powers and restrictions or limitations of the unissued capital stock, and issue such shares in one or more classes or series without further shareholder action. As of May 31, 1996, 4,373,749 shares of Sandy Spring Common Stock were held by approximately 2,000 shareholders of record. As of that date, there were options to purchase 30,000 shares of Sandy Spring Common Stock issued and outstanding. No shares of any other class of stock were outstanding as of that date.

         Sandy Spring Common Stock. Each share of Sandy Spring Common Stock is entitled to one noncumulative vote on all matters to be submitted to a vote of shareholders. The holders of Sandy Spring Common Stock are not entitled to any preemptive or preferential right to acquire any shares of any class of capital stock or other securities of Sandy Spring, except as the Board of Directors may expressly provide in connection with any offering of capital stock or other securities. Holders of Sandy Spring Common Stock are entitled to receive dividends as and when declared by the Board of Directors.

         Sandy Spring maintains a Dividend Reinvestment and Stock Purchase Plan (the "DRI Plan") providing for the purchase of additional shares of Sandy Spring Common Stock by reinvestment of cash dividends paid on outstanding shares of Sandy Spring Common Stock without commissions or other fees.

         Upon liquidation, dissolution or winding up of Sandy Spring, the holders of Sandy Spring Common Stock would be entitled to ratably receive all of the assets of Sandy Spring available for distribution after payment of all debts and liabilities of Sandy Spring, subject to the rights, if any, of the holders of any class of stock which may be issued with a priority in liquidation or dissolution over the holders of Sandy Spring Common Stock.

Market for Sandy Spring Common Stock and Dividends

         Market for Common Stock. Sandy Spring Common Stock is listed for quotation on the Nasdaq National Market under the symbol "SASR." Four brokerage firms, Ferris, Baker Watts, Inc., Hill Thompson & Magid, Inc., Koonce Securities, Inc. and Ryan Beck & Co., Inc., currently offer to make a market in Sandy Spring Common Stock on a regular basis. Sandy Spring Common Stock has been listed on the Nasdaq National Market only since April 17, 1996, and to date, significant daily trading volume has not developed. Prior to April 17, 1996, Sandy Spring Common Stock was traded over the counter, was not listed for quotation on any organized market.

         Dividends. Holders of Sandy Spring Common Stock are entitled to receive dividends as and when declared by the Board of Directors. Historically, Sandy Spring has paid quarterly cash dividends every quarter since its organization, and prior to the organization of Sandy Spring, Sandy Spring National Bank paid regular dividends since 1901. Funds for the payment of dividends will, for the foreseeable future, be obtained from dividends paid to Sandy Spring by Sandy Spring National Bank, which dividends are subject to statutory limitations.

         In addition, Sandy Spring and Sandy Spring National Bank are subject to capital ratio requirements imposed by the Board of Governors of the Federal Reserve System and the Comptroller of the Currency. The effect of the payment of dividends on Sandy Spring's or Sandy Spring National Bank's capital ratios may be a factor in the determination of the Board of Directors, or the ability of Sandy Spring, to pay dividends. To the extent that such ratios are inadequate for regulatory purposes or would be if dividends were paid by its banking subsidiaries to Sandy Spring, or by Sandy Spring to its shareholders, Sandy Spring would be precluded from paying dividends. Although the management of Sandy Spring believes that sufficient funds for the payment of dividends will be available, there can be no assurance that funds for the payment of dividends will continue to be available in sufficient amounts to pay dividends in accordance with Sandy Spring's past practice, or even if available, that the Board of Directors of Sandy Spring will elect to expend resources in the payment of dividends, as opposed to retaining earnings to fund growth or expansion, or for other corporate purposes.

         Set forth below are the high and low sales prices for Sandy Spring Common Stock for each quarter since January 1, 1994, as well as the amount of cash dividends declared in each quarter. The sales prices and dividend information have been adjusted retroactively to reflect a two-for-one stock split declared in March 1995.


      Quarter Ended             Low          High           Dividends Declared
      -------------             ---          ----           ------------------

March 31, 1996                $35.00        $38.75                $0.18



December 31, 1995             $35.00        $39.00                $0.18

September 30, 1995            $29.25        $39.00                $0.16

June 30, 1995                 $25.38        $32.00                $0.15

March 31, 1995                $24.50        $26.25                $0.15



December 31, 1994             $23.75        $26.25                $0.14

September 30, 1994            $23.50        $27.00                $0.14

June 30, 1994                 $22.50        $24.32                $0.13

March 31, 1994                $23.00        $23.50                $0.13

           COMPARISON OF SHAREHOLDER RIGHTS AND CERTAIN PROVISIONS OF
                  THE ARTICLES OF INCORPORATION OF SANDY SPRING

         Following effectiveness of the Merger of ABI with and into Sandy Spring, the former holders of ABI Common Stock will become holders of Sandy Spring Common Stock, and the rights of such holders will be determined by reference to the Articles of Incorporation, as amended ("Articles"), and bylaws of Sandy Spring, rather than the Articles of Incorporation, as amended ("Articles"), and bylaws of ABI. As both ABI and Sandy Spring are organized under the laws of the State of Maryland, the governing law applicable to ABI and Sandy Spring is the same, except as provided herein.

         Authorized Shares. The Articles of Sandy Spring authorize the Board of Directors to issue, without further authorization by shareholders, up to fifteen million (15,000,000) shares of capital stock. The shares of capital stock may be issued by the Board of Directors as one or more classes of stock having such rights as the Board in its discretion may determine. See "Description of Sandy Spring Capital Stock." ABI's Articles authorize the issuance of five million (5,000,000) shares of ABI Common Stock and one million (1,000,000) shares of preferred stock, the terms and rights of which may be determined by the Board of Directors of ABI. The existence of a class of authorized stock which may be classified in the discretion of the Board of Directors could have the effect of discouraging or rendering more difficult an attempted takeover of Sandy Spring, or, alternatively, of facilitating a negotiated acquisition. The availability of additional shares of capital stock for issuance could have the effect of diluting the ownership interest of holders of Sandy Spring Common Stock.

         Nomination Procedures. Under Sandy Spring's bylaws, the Board of Directors shall act as a nominating committee for selecting the management nominees for election as directors. Except in the case of a nominee substituted as a result of the death or other incapacity of a management nominee, the nominating committee must deliver written nominations to the Secretary at least 20 days prior to the date of the annual meeting. Shareholder nominations for directors must be made pursuant to timely notice in writing to the Secretary. To be timely, notice must be delivered to the Secretary not later than 90 days prior to the month and day one year subsequent to the date that proxy materials regarding the last election of directors were mailed to shareholders. A shareholder's notice of nomination also must set forth certain information specified in the bylaws concerning each person the shareholder proposes to nominate for election. Shareholder nominations may be made by any shareholder eligible to vote at an annual meeting. ABI's bylaws similarly provide that the Board of Directors shall act as nominating committee. ABI's bylaws further provide that if the nominating committee makes nominations for elections as director, no nomination for director except those made by the nominating committee shall be voted on at the annual meeting.

         New Business at Annual Meeting. Under Sandy Spring's bylaws, to be properly brought before an annual meeting, shareholder proposals for new business must be delivered to or mailed and received by Sandy Spring not less than 30 nor more than 90 days prior to the date of the meeting; provided, however, that if less than 45 days notice of the date of the meeting is given to shareholders, such notice by a shareholder must be received not later than the 15th day following the day on which notice of the date of the meeting was mailed to shareholders or two days before the date of the meeting, whichever is earlier. Each such notice given by a shareholder must set forth specified information concerning the shareholder and the business proposed to be brought before the meeting. All business to be voted upon at ABI's annual meeting of shareholders must be presented in writing to the Secretary at least 30 days before the meeting.

         Approval of Certain Transactions. Sandy Spring's Articles require the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock to authorize a merger or consolidation of Sandy Spring with, or a sale, exchange or lease of all or substantially all of the assets of Sandy Spring to, any person or entity unless approval of any such transaction is recommended by at least a majority of the entire Board of Directors. For purposes of this provision, "substantially all of the assets" is defined to mean assets having a fair market value or book value, whichever is greater, of 25% or more of the total assets of Sandy Spring. Sandy Spring also requires a supermajority vote of all shares and of all shares not owned by a "Controlling Party" when a "Business

Combination" (generally, a merger or consolidation of Sandy Spring, a disposition of substantially all of the assets of Sandy Spring and a reverse stock split) is with a "Controlling Party" (generally, a person that owns or controls 20% or more of the outstanding voting stock). ABI's Articles of Incorporation do not include any supermajority voting requirements. The MGCL, however, requires a vote of at least two-thirds of the outstanding stock to approve a merger, consolidation or similar extraordinary transaction and comparable special voting provisions with respect to business combinations with interested shareholders. While the special voting provision applies to ABI, it is not applicable to the Merger.

         Directors. Under Sandy Spring's Articles, the maximum number of directors (exclusive of directors, if any, to be elected by the holders of preferred stock) is 15 and shall never be less than the number required by applicable law. Under ABI's Articles, the maximum number of directors is 15 and the minimum number is 6. The power to determine the number of directors within these numerical limitations is vested in the Boards of Directors. Sandy Spring's Articles divide the Board of Directors into three classes which shall be as nearly equal in number as possible, and the members of each class serve for three years with terms staggered so that only one class is elected each year. Under ABI's bylaws, all directors serve for one year terms.

         Under Sandy Spring's Articles, subject to the rights, if any, of the holders of shares of preferred stock then outstanding, a director may be removed only for "cause" (generally, final conviction of a felony, unsound mind, adjudication of bankruptcy, non-acceptance of office or conduct prejudicial to the interests of Sandy Spring) and only upon the affirmative vote of a majority of the outstanding shares entitled to vote in the election of directors. Under ABI's bylaws, a director may be removed for cause (which is not defined in the bylaws) by the affirmative vote of a majority of the shares entitled to vote in the election of directors. Where less than all of the directors are to be removed, no one of the directors may be removed if the votes cast against removal would be sufficient to elect a director if cumulatively voted at an election of directors.

         Sandy Spring's Articles provide that, subject to the rights of the holders of any class separately entitled to elect one or more directors, any vacancy occurring in the Board of Directors may be filled by a majority of the directors then in office, whether or not a quorum, or by the affirmative vote of the holders of a majority of the outstanding shares of capital stock of Sandy Spring entitled to vote generally in the election of directors. A director so chosen by the shareholders shall hold office for the remainder of the term of the class to which the director is assigned. A director elected by the Board of Directors to fill a vacancy resulting from the removal of a director shall hold office for the remainder of the term of the removed director. A director elected by the Board of Directors to fill a vacancy resulting from any cause other than removal of a director shall hold office for a term expiring at the following annual meeting of shareholders. Under ABI's bylaws, any vacancy occurring in the Board of Directors may be filled by a majority of the remaining directors to serve until the next election of directors.

         Limitation on Liability. Sandy Spring's Articles protect directors from liability to the extent permissible under Maryland law. Sandy Spring's directors are protected against claims for monetary damages from Sandy Spring and its shareholders for certain breaches of their fiduciary duty. Sandy Spring's Articles do not protect directors against claims for equitable relief, such as an injunction or rescission based upon a breach of the duty of care. The limitation of liability afforded by Maryland law affects only actions brought by Sandy Spring or its shareholders and does not preclude or limit recovery of damages by third parties, such as creditors. Sandy Spring's Articles do not protect directors against claims arising out of their responsibilities under the federal banking and securities laws.

         Under Sandy Spring's Articles, a shareholder will be able to recover money damages against a director of Sandy Spring only if he is able to prove that (a) the director actually received an improper benefit or profit in money, property or services (in which case recovery is limited to the actual amount of such improper benefit or profit) or (b) the action, or failure to act, by the director, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Articles also protect officers of Sandy Spring against liability to the same extent that they protect directors. The Articles also provide that any subsequent repeal or modification of any provision shall not adversely affect any right or protection of an officer or director of Sandy

Spring existing at the time of such repeal or modification. The Articles also provide that if Maryland law is subsequently amended so as to permit further limitation or elimination of the personal liability of officers and directors, then such liability shall be eliminated or limited to the fullest extent so permitted without further action by Sandy Spring's shareholders.

         ABI's Articles of Incorporation limit the liability of officers and directors to ABI and its shareholders to the fullest extent permitted by Maryland law. Maryland law permits such a limitation generally, except to the extent there was an improper benefit or profit received by the officer or director, or that a final adjudication or judgment against the officer or director was based on a finding that the action of such person was a result of active and deliberate dishonesty and that such action was material to the result.

         Special Voting and Quorum Requirements for Certain Business Combinations. Sandy Spring's Articles provide for special voting procedures that apply to certain business combinations between a corporation and interested shareholders. The purpose of such procedures is to protect Sandy Spring and its shareholders against hostile takeovers by requiring that certain criteria are satisfied. The articles require that "Business Combinations" (generally, a merger or consolidation of Sandy Spring, a disposition of substantially all of the assets of Sandy Spring and a reverse stock split) with a "Controlling Party" (generally, a person that owns or controls 20% or more of the outstanding voting stock) must be approved by the holders of (a) at least 80% of the outstanding shares of voting stock and (b) at least 67% of the outstanding shares of voting stock held by shareholders other than the Controlling Party. However, a Business Combination requires only such affirmative vote as is required by any other provision of the articles, any provision of law or any agreement with any regulatory agency or national securities exchange, if either the Business
Combination has been approved by a majority of the "Continuing Directors" (generally, any member of the Board of Directors who is not a Controlling Party or an affiliate thereof and was a member of the Board of Directors prior to the time that the Controlling Party became a Controlling Party) or specified "fair price" and procedural requirements are met. ABI's articles of incorporation do not contain a comparable provision. However, provisions of the MGCL which provide for comparable special voting requirements are applicable to ABI.

         Sandy Spring's Articles also require that the presence in person or by proxy of 80% of the outstanding shares is required to constitute a quorum at any meeting at which a vote in favor of a reverse stock split or merger or consolidation of Sandy Spring with, or a sale, exchange or lease of substantially all of the assets of Sandy Spring to, any person or entity that is not recommended by the Board of Directors by the required vote applicable to the proposed transaction under the Articles of Sandy Spring will be considered. Such a meeting may not be adjourned with notice if a quorum is not present.

         Amendment of Articles and Bylaws. Sandy Spring's Articles of Incorporation provide that specified provisions of the Articles and bylaws may not be repealed or amended except upon the affirmative vote of the holders of not less than 80% of the outstanding shares of the stock entitled to vote generally in the election of directors (considered for that purpose as a single class). These requirements exceed the required votes of the outstanding stock that would otherwise be required by Maryland law for the repeal or amendment of Sandy Spring's Articles of Incorporation. The provisions to which this supermajority vote applies include, among others, the authorization of issuance of stock, the number of directors and the classification of the Board of Directors, shareholder approval of certain transactions, Business Combinations with Controlling Parties and the amendment of the Articles. Sandy Spring's Articles also provide that notwithstanding that some lesser percentage may be specified by law, the bylaws may not be made, repealed, altered, amended or rescinded by the shareholders except by the vote of the holders of not less than 80% of the outstanding shares entitled to vote generally in the election of directors (considered for this purpose as one class) cast at a meeting of the shareholders called for that purpose.

         ABI's Articles of Incorporation and bylaws do not contain comparable provisions.

                           ANNAPOLIS BANCSHARES, INC.

         General. Annapolis Bancshares, Inc. ("ABI") was organized as a Maryland corporation in 1988 to acquire and serve as the holding company for Bank of Annapolis, a Maryland chartered trust company (the "Bank of Annapolis"). Bank of Annapolis was originally chartered in 1925 as Ozark Permanent Building Association of Baltimore City, Inc. ("Ozark"), a Maryland chartered mutual savings and loan association. In April 1988, Ozark was converted to a stock savings and loan association, and in June 1988, Ozark's charter was amended to reflect the change of its name to Annapolis Community Savings Association, Inc. ("ASCA"). In June 1989, ASCA converted to Bank of Annapolis, and Bank of
Annapolis was acquired by ABI. BoA thereafter began operating as a Maryland chartered, Federal Reserve member trust company whose deposit accounts are insured by the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation (the "FDIC"). Bank of Annapolis currently operates one retail branch location, which also serves as corporate headquarters for ABI. The only material activity of ABI is the operation of Bank of Annapolis.

         Business of Bank of Annapolis. Bank of Annapolis offers a full range of commercial banking services. It's primary market area is in Anne Arundel County, Maryland, although business development efforts generate business outside of the area. The principal business of Bank of Annapolis is to accept time and demand deposits, and to make loans and other investments. Bank of Annapolis offers a broad range of banking products, including a full line of business and personal savings and checking accounts, money market demand accounts, certificates of deposit, travelers checks, certified checks, U.S. Savings Bond application and redemption, Mastercard/VISA/American Express credit card and merchant deposit services, Federal tax depository services, individual retirement accounts, money orders, money wire transfers, and electronic banking services, and other banking services.

         Bank of Annapolis grants a variety of loan types including, but not limited to, commercial and residential real estate loans, (including construction and land loans), commercial term loans and lines of credit, consumer loans, (including home equity lines of credit), and letters of credit, primarily to a customer base consisting of individuals and small businesses. Bank of Annapolis emphasizes origination of adjustable rate and/or short term loans for its portfolio and sells its long-term fixed rate originations in the secondary market. Bank of Annapolis generally does not engage in long term fixed rate portfolio lending activities. While it has primarily focused its lending activities on the origination of loans, Bank of Annapolis has also taken advantage of opportunities to purchase loans originated by others which have similar characteristics to the loans which it originates. The business of ABI and Bank of Annapolis is not dependent on any one customer or on a very few customers, and the loss of any one or a few customers would not have a material adverse effect on the business of ABI and Bank of Annapolis.

         Bank of Annapolis' investment portfolio consists of fixed and variable rate securities. The Bank holds its investment securities as "available for sale" or "held to maturity" in accordance with the provisions of Financial Accounting Standard No. 115, Accounting for certain Investments in Debt and Equity Securities. The Bank does not engage in trading activities. The investment portfolio enhances the net interest rate margin and provides liquidity. Reference is made to Note 3 on page 20 of ABI's Annual Report to Shareholders for the year ended December 31, 1995 ("ABI's 1995 Annual Report") and to ABI's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996 ("ABI's Quarterly Report"), copies of which are included herewith as Appendix C and D, respectively, for a discussion and analysis of the investment portfolio.

         Reference is made to pages 4 through 7 of the Management Discussion and Analysis of Financial Condition and Results of Operations in ABI's 1995 Annual Report, to pages 7 through 10 of ABI's Quarterly Report, and to "Financial Information" below, for additional information on ABI's deposit, lending and investment activities.

         Branches and Employees. Bank of Annapolis currently operates one retail branch location, which also serves as corporate headquarters for ABI. At March 8, 1996, ABI and Bank of Annapolis had a total of twenty-five (25) employees. The employees are not represented by a collective bargaining agreement, and relationships with employees are considered to be satisfactory.

         Competition. The business of Bank of Annapolis is highly competitive, and it is subject to increasing competition in all aspects of its commercial banking business. The major banking competition in Anne Arundel County has historically come from other depository institutions, including commercial banks, savings and loan associations, and credit unions. However, deregulation of the financial services industry as well as changing market demands in recent years have eroded distinctions among providers of financial services. In addition, depository and non-depository companies, both from within and outside Bank of Annapolis' market area, have gained greater access to Bank of Annapolis' market area than they have had in past years.

         Bank of Annapolis competes with regional financial institutions and national providers of investment alternatives, many of which have many offices operating over wide geographic areas and many of which have greater amounts of assets and capital than Bank of Annapolis. Competition may also increase as a result of the lifting of restrictions on the interstate operations of financial institutions. See "Supervision and Regulation -- Interstate Banking and Branching Legislation." In order to compete with other providers of financial services in its primary market area, Bank of Annapolis relies upon local promotional activity, personal contacts by its directors, officers, and employees, and quality personal service. Bank of Annapolis' promotional activities emphasize the advantages of dealing with a locally owned and headquartered institution attuned to the particular needs of the community.

         Properties. In January 1993 Bank of Annapolis purchased a four story, 36,000 square feet (including a basement) office facility located at 2024 West Street, Annapolis, Maryland, along with an adjacent property known as 1 Hudson Street that includes additional parking spaces and a 2,400 square foot, single story block building. On August 2, 1993, ABI and Bank of Annapolis relocated into the new facility, which is now ABI's principal office. This facility functions as the main office operations and administrative headquarters of Bank of Annapolis, and includes a full service retail bank. Bank of Annapolis occupies portions of the first and second levels, as well as portions of the lower level. At March 31, 1996, the remainder of the building as well as the property on 1 Hudson Street was fully leased to others. The properties' cost, net of accumulated depreciation as of December 31, 1995, was $1,744,878. See
Note 6 Premises and Equipment on page 22 of ABI's 1995 Annual Report.

         In October 1989, Bank of Annapolis purchased a .904 acre parcel of undeveloped, commercially zoned land located at 2065 General's Highway, Annapolis, Maryland. The land was purchased with the intent of constructing a main office headquarters and retail banking facility thereon. Bank of Annapolis is currently marketing the property for sale, having abandoned its intended development of the property upon contracting to purchase the West Street facility described above. At March 31, 1996, the property was under a contract of sale which permits the contract purchaser to conduct a feasibility study of the land and proceed with the option to purchase the property.

         At  March  31,  1996,  ABI  owned  no  real  estate  acquired   through
foreclosure or by deed in lieu thereof.

         Legal Proceedings. Neither ABI nor Bank of Annapolis are party to any material legal proceedings. However, ABI and Bank of Annapolis may be party to routine legal proceedings occurring in the normal course of business.

         Supervision and Regulation. ABI is a bank holding company within the meaning of the BHCA, and is registered as such with the Board of Governors of the Federal Reserve System (the Federal Reserve"). ABI is required to file with the Federal Reserve an annual report and such other information as the Federal Reserve may require pursuant to the BHCA. ABI is subject to regulation and examination by the Federal Reserve, which may also examine any of ABI's subsidiaries.

         The BHCA generally restricts activities of all bank holding companies and their subsidiaries to banking, and the business of managing and controlling banks, and to other activities which are determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The BHCA generally requires prior approval by the Federal Reserve of the acquisition by a bank holding company of more than five percent of the voting shares of any additional bank. With certain exceptions, the BHCA prohibits a bank holding company from acquiring direct or indirect ownership or control of more than five percent of the voting shares of any company which is not a bank or bank holding company, unless the Federal Reserve determines by order or regulation that the activities of the company whose shares are to be acquired are so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and
(vii) acquiring a savings and loan association.

         Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions imposed by the Federal Reserve Act on any extension of credit to, or purchase of assets from, or letter of credit on behalf of the bank holding company or its subsidiaries, and on the investment in or acceptance of stocks or securities of such holding company or its subsidiaries as collateral for loans. In addition, provisions of the Federal Reserve Act and Federal Reserve regulations limit the amounts of, and establish required procedures and credit standards with respect to, loans and other extensions of credit to officers, directors and principal shareholders of Bank of Annapolis, ABI, any subsidiary of ABI and related interests of such persons. Moreover, subsidiaries of bank holding companies are prohibited from engaging in certain tie-in arrangements (with the holding company or any of its subsidiaries) in connection with any extension of credit, lease or sale of property or furnishing of services.

         As a state chartered trust company, Bank of Annapolis is subject to regulation and examination primarily by the Maryland State Bank Commissioner (hereinafter "the Commissioner"). As a member of the Federal Reserve System whose deposits are insured by the FDIC (a "member bank"), Bank of Annapolis is subject to regulation by the FDIC and the Federal Reserve.

         These agencies, as well as Federal and State law, extensively regulate various aspects of Bank of Annapolis' business including permissible types and amounts of loans, investments and other activities, capital adequacy (by requiring minimum capital ratios), branching, and the safety and soundness of banking practices. Banking regulations restrict transactions by banks owned by a bank holding company, including (1) loans to and certain purchases from the parent holding company, principal shareholders, officers, directors and their affiliates, (2) investments by the subsidiary bank in the shares or securities of the parent bank holding company (or any other nonbank affiliates), and (3) acceptance of such shares or securities as collateral for loans to any borrower. The regulators also may review other transactions, such as payments of management fees by subsidiary banks to affiliated companies. Bank of Annapolis is subject to legal limitations on the frequency and amount of dividends that can be paid to ABI. Under Maryland banking regulations, Bank of Annapolis may not declare a cash dividend except out of undivided profits, or from its surplus in excess of 100% of its required capital stock with the prior approval of the Commissioner, both after providing for due and accrued expenses, losses, interest and taxes. In addition, the Federal Reserve may restrict the ability of Bank of Annapolis to pay dividends if such payments would constitute an unsafe or unsound banking practice. Also, federal law generally restricts Bank of Annapolis from paying any capital distribution, including dividends, if Bank of Annapolis would not comply with applicable capital requirements after the payment. State and federal laws regulate the amount of voting stock of a bank or bank holding company that a person may acquire without prior approval.

         Under Federal Reserve regulations, Bank of Annapolis is required to maintain non-interest-earning reserves against its transaction accounts (primarily Now and regular checking accounts). The Federal Reserve regulations generally require that reserves of 3% must be maintained against aggregate transaction accounts of $52.0 million or less (subject to adjustment by the Federal Reserve) and an initial reserve of $1.6 million plus 10% (subject to adjustment by the Federal Reserve between 8% and 14% and was reduced to 10% effective April 1, 1992) against that portion of total transaction accounts in excess of $52.0 million. The first $4.3 million of otherwise reservable balances (subject to adjustments by the Federal Reserve) are exempted from the reserve requirements. Since the amount of Bank of Annapolis's transaction accounts are below the minimum, Bank of Annapolis is currently exempt from maintaining reserves. Because required reserves must be maintained in the form of either vault cash, a non-interest-bearing account at a Federal Reserve Bank or a pass-through account as defined by the Federal Reserve, the effect of this reserve requirement would be to reduce Bank of Annapolis's interest-earning assets.

         Effect of Governmental Action. Operating results of ABI and Bank of Annapolis are affected by the policies of various regulatory, fiscal and monetary authorities including the Federal Reserve. Major functions of the Federal Reserve, in addition to those set out above, are to regulate the supply of bank credit and to deal generally with economic conditions within the United States, including efforts to combat recessionary economic conditions and to curb inflationary pressures. The instruments of monetary policy employed by the Federal Reserve for these purposes influence in various ways the overall levels of bank loans and extensions of credit, investments and deposits as well as the interest rate paid on liabilities and received on earning assets. The implementation of these policies has had a significant effect on the operating results of bank holding companies and banks in the past and will continue to do so in the future.

         In view of changing conditions within the national economy as well as the uncertain effects of actions by regulatory, fiscal and monetary authorities, no prediction can be made as to possible future changes in interest rates, deposit levels or loan demand, or their effect on the business and earnings of ABI and Bank of Annapolis. Also, it cannot be predicted whether or in what manner the operation of ABI and Bank of Annapolis may be effected by any pending or future Federal or state legislative actions.

         Capital Maintenance. The Federal Reserve has issued regulations that require member banks, such as Bank of Annapolis, to maintain minimum levels of capital. The regulations establish a minimum leverage capital requirement of not less than 3% core capital to total average assets for banks in the strongest financial and managerial condition, with a CAMEL Rating of 1 (the highest examination rating of the Federal Reserve for member banks). For all other banks, the minimum leverage capital requirement is 3% plus an additional cushion of at least 100 to 200 basis points. Core capital is comprised of the sum of common stockholders' equity, noncumulative perpetual preferred stock (including any related surplus) and minority interests in consolidated subsidiaries, minus all intangible assets (other than qualifying servicing rights).

         At March 31, 1996 and December 31, 1995, respectively, Bank of Annapolis' ratio of core capital to total average assets equalled 11.6% and 12.1%, which exceeded the minimum leverage requirement. The Federal Reserve also requires that banks meet a risk-based capital standard. The risk-based capital standard requires the maintenance of total capital (which is defined as core capital and supplementary capital) to risk weighted assets of 8% and core capital to risk-weighted assets of 4%. In determining the amount of risk-weighted assets, all assets, plus certain off balance sheet items, are multiplied by a risk-weight of 0% to 100%, based on the risks the Federal Reserve believes are inherent in the type of asset or item. The components of core capital are equivalent to those discussed earlier under the 3% leverage requirement. The components of supplementary capital currently include cumulative perpetual preferred stock, perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock and allowance for loan and lease losses. Allowance for loan and lease losses
includable  in  supplementary   capital  is  limited  to  maximum  of  1.25%  of
risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital.

         At March 31, 1996 and December 31, 1995, respectively, Bank of Annapolis' total capital to risk-weighted assets was 14.45% and 14.2% and Bank of Annapolis' core capital to risk-weighted assets was 13.4% and 13.2%, both exceeding the Federal Reserve's risk-based capital requirements.

         Prompt Corrective Action. Under the prompt corrective action provisions of the Federal Deposit Insurance Act and related regulations, the Federal Reserve and the FDIC are required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the category into which that institution falls. The categories are "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized", and "critically undercapitalized". Regulatory action taken will depend on the level of capitalization of the institution and may range from restrictions on capital distributions and dividends to seizure of the institution. Generally, an insured institution that has total risk-based capital of less than 8%, core capital to risk based assets of less than 4% or a leverage ratio that is less than 4% would be considered to be "undercapitalized", an insured institution that has total risk-based capital less than 6%, core capital to risk based assets of less than 3% or a leverage ratio that is less than 3% would be considered to be "significantly undercapitalized" and an insured institution that has a tangible capital to assets ratio equal to or less than 2% would be deemed to be "critically undercapitalized". Generally, under the rule, an insured institution that is "undercapitalized", "significantly undercapitalized", or "critically undercapitalized" becomes immediately subject to certain regulatory restrictions, including, but not limited to, restrictions on growth, investment activities, capital distributions and affiliate transactions.

         The filing of a capital restoration plan, which must be guaranteed by any parent holding company, is also required. In addition, "critically undercapitalized" institutions must receive prior written approval from the FDIC to engage in any material transaction other than the normal course of business and are subject to the appointment of a receiver within 90 days of becoming undercapitalized unless the FDIC determines that other action is more appropriate.

         Insurance of Deposit Accounts. Effective January 1, 1994, a permanent risk-based deposit insurance premium structure was implemented by the FDIC. Under the risk-based premium structure, insured institutions will pay a premium depending on the institution's FDIC risk classification. Under the rule, the FDIC will assign an institution to one of three capital categories consisting of
(1) well capitalized, (2) adequately capitalized or (3) undercapitalized, and to one of three supervisory categories. An institution's assessment rate will depend on the capital category and supervisory category to which it is assigned. During 1995 the BIF became fully capitalized at 1.25%. Bank of Annapolis paid $66,014 in federal deposit insurance premiums to the BIF in 1995. In 1995 the FDIC enacted a reduction in the premium schedule with the lowest payments dropping from 23 to 4 basis points. Later the FDIC reduced the minimum BIF premiums to zero subject to a statutory required annual payment of $2,000, which is the rate currently paid by Bank of Annapolis. The FDIC is authorized to raise deposit insurance premiums as necessary to keep the BIF at required levels, so there is no assurance that existing rates will not be changed.

         Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The management of Bank of Annapolis does not know of any practice, condition or violation that might lead to termination of deposit insurance.

         Interstate Banking and Branching Legislation. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Act") authorizes (i) interstate acquisitions of banks by bank holding companies without geographic limitation beginning September 29, 1995, (ii) interstate mergers between insured banks with different home states, subject to the ability of states to opt-out, and (iii) any state to enact laws permitting de novo branching by banks with a home state other than such state. Specifically, beginning June 1, 1997, a bank may merge with a bank with a different home state so long as neither of the home states have opted out of interstate branching between the date of enactment of the Interstate Act and May 31, 1997.

         Once a bank has established branches in a state through an interstate merger transaction, such bank may establish and acquire additional branches at any location in that state where any bank involved in the interstate merger transaction could have established or acquired branches under applicable Federal or state law. The Interstate Act further provides that states may enact laws permitting interstate merger transactions prior to June 1, 1997. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in that state, either through an acquisition or de novo.

         In 1995, the State of Maryland adopted legislation allowing out of state financial institutions to merge with Maryland banks and to establish branches in Maryland, subject to certain limitations. The effect of the federal and Maryland legislation may be to increase competition within the State of Maryland among banking and thrift institutions located in Maryland and from the major regional bank holding companies that acquire institutions in Maryland.

         Financial Information. Audited consolidated financial statements for ABI for the year ended December 31, 1995, including audited balance sheets, statements of income, statements of changes in stockholders' equity and statements of cash flows for each of the three years ended December 31, 1995, 1994 and 1993, and the notes thereto, are included in the ABI 1995 Annual Report, included as a part of this Proxy Statement. Unaudited consolidated balance sheets and income statements for ABI for the three months ended March 31, 1996 are included in the ABI Quarterly Report included as part of this Proxy Statement. During the period from January 1, 1994 to the date hereof, neither ABI nor Bank of Annapolis has had any change in or disagreement with its accountants on accounting or financial disclosure matters. Shareholders are advised to carefully review and consider the financial information provided, and the other information, including the Management Discussion and Analysis, contained in the ABI 1995 Annual Report and ABI Quarterly Report. Reference is made to Table II on page 5 of ABI's 1995 Annual Report and to page 6 of ABI's Quarterly Report for the average balances of each principal category of assets, liabilities, and stockholders' equity of ABI, as well as the interest and rates earned on major categories of interest-earning assets and the interest and rates paid on major categories of interest-bearing liabilities. Average balances are derived from average weekly balances. Management does not believe that the use of average weekly balances instead of average daily balances has caused any material differences in the information presented.

         Reference is made to Table IV on page 10 of ABI's 1995 Annual Report which sets forth certain information regarding changes in interest income and interest expense attributable to (1) changes in volume (change of volume multiplied by old rate); (2) changes in rates (change in rate multiplied by old volume); and (3) changes in rate/volume (change in rate multiplied by change in volume).

         Reference is made to the following table and Note 3 on pages 19 and 20 of ABI's 1995 Annual Report which summarizes the maturities and yields of the investment debt securities portfolio. At December 31, 1995, $398,162 of the portfolio balance was comprised of a mortgage related security. These types of securities generally experience principal repayments sooner than contractual maturities as the underlying assets prepayments are remitted to security holders. Maturities on these securities were estimated based on historical prepayment trends.

         The yield on a $90,000 tax-exempt City of Annapolis General Obligation Bond has a tax equivalent yield of 6.55%. In addition, the investment portfolio includes $982,200 of equity securities with the Federal Reserve and Federal Home Loan Bank of Atlanta ("FHLB"). The dividend yield on FHLB stock is 7.25% and is 6.0% on the Federal Reserve stock.

Analysis of Investment Debt Securities Portfolio

         The following table sets forth the maturity schedule of the Bank of Annapolis' investment debt securities portfolio at March 31, 1996.


                               Within 1 Year             1-5 Years              5-10 Years                 After 10 Years
                               -------------             ---------              ----------             --------------
                             Amount       Yield      Amount     Yield    Amount   Yield   Amount     Yield       Total       Yield
                             ------       -----      ------     -----    ------   -----   ------     -----       -----       -----
US Treasury and Govt.
Agency                    $  499,807      4.50%    $  385,558    5.50%   $     -    -    $      -        -     $  885,365     4.94%

States and political
subdivisions                       -          -             -        -         -    -      90,000    6.55%         90,000     6.55%
                         -------------           -------------           --------       ---------             -----------

Total                     $  499,807      4.50%    $  385,558    5.50%   $     -    -    $ 90,000    6.55%     $  975,365     5.09%
                         =============           =============         =========        =========             ===========

Loan Portfolio Composition

     The following table sets forth the composition of Bank of Annapolis's loan portfolio in dollar amounts and in percentage at the dates indicated:


                                      Three Months Ended                  Year Ended                       Year Ended
                                        March 31, 1996                 December 31, 1995                December 31, 1994
                               ---------------------------------------------------------------------------------------------------

                                     Amount          Percent         Amount          Percent         Amount          Percent
                               ---------------------------------------------------------------------------------------------------

Commercial                          $  6,624,829         9.19%      $  6,788,803         9.92%     $  7,759,006           13.85%

Commercial real estate                38,113,871        52.87%        36,530,994        53.38%       32,853,800           58.65%

Residential real estate               16,926,642        23.48%        15,697,951        22.94%       10,674,811           19.06%

Construction                           8,505,098        11.80%         7,148,297        10.44%        2,449,724            4.37%

Home equity                            1,058,582         1.47%         1,099,699         1.60%        1,233,600            2.20%

Consumer                                 862,109         1.19%         1,174,729         1.72%        1,048,438            1.87%
                               ---------------------------------------------------------------------------------------------------

                                      72,091,131       100.00%        68,440,473       100.00%       56,019,379          100.00%
                               ---------------------------------------------------------------------------------------------------

Less

  Deferred loan origination
    fees, net of costs                   470,366                         429,390                        356,913

  Discount on loans purchased             95,836                          97,465                        134,323

  Allowance for loan losses              719,993                         686,636                        555,281
                               ---------------------------------------------------------------------------------------------------

                                       1,286,195                       1,213,491                      1,046,517
                               ---------------------------------------------------------------------------------------------------

Loans, net                          $ 70,804,936                    $ 67,226,982                   $ 54,972,862
                               ===================================================================================================

Maturity Data for Loans

     The following table shows the contractual maturity of Bank of Annapolis's loan portfolio. In addition, the table reflects those loans due after one year which (a) have predetermined interest rates, and (b) have adjustable interest rates. The table does not reflect prepayments or scheduled amortization of loans.


                                                                                                      Interest Sensitivity on
                                       Remaining Maturity on Loan Categories                          Loans Due after One Year
                     --------------------------------------------------------------------------------------------------------------
                      One Year          One to Five              Over                              Fixed            Variable
                      or Less             Years              Five Years         Total             Rate               Rate
                     --------------------------------------------------------------------------------------------------------------
MARCH 31, 1996
Commercial            $   3,728,028      $   2,213,880      $     682,921    $   6,624,829     $     134,059      $   2,762,742

Real estate(1)            7,023,627         32,091,205         15,925,681       55,040,513         2,150,726         45,866,160

Construction              8,505,098                  -                  -        8,505,098                 -                  -

Home equity               1,058,582                  -                  -        1,058,582                 -                  -

Consumer                    259,393            415,559            187,157          862,109           191,012            411,704
                    -------------------------------------------------------------------------------------------------------------

                      $  20,574,728      $  34,720,644      $  16,795,759    $  72,091,131     $   2,475,797      $  49,040,606
                    =============================================================================================================

(1) Includes commercial and residential real estate loans.


                                                                                                    Interest Sensitivity on
                                      Remaining Maturity on Loan Categories                         Loans Due after One Year
                   ---------------------------------------------------------------------------------------------------------------
                    One Year             One to Five           Over                               Fixed           Variable
                     or Less                Years           Five Years          Total             Rate              Rate
                   ---------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1995
Commercial            $  3,587,128        $  2,381,229      $    820,446      $  6,788,803      $    173,921      $  3,027,754

Real estate(1)           8,128,755          29,487,851        14,612,339        52,228,945         2,148,590        41,951,600

Construction             7,148,297                   -                 -         7,148,297                 -                 -

Home equity              1,099,699                   -                 -         1,099,699                 -                 -

Consumer                   194,226             779,087           201,416         1,174,729           214,532           765,971
                   -------------------------------------------------------------------------------------------------------------

                      $ 20,158,105        $ 32,648,167      $ 15,634,201      $ 68,440,473      $  2,537,043      $ 45,745,325
                   =============================================================================================================


DECEMBER 31, 1994

Commercial            $  3,368,701        $  3,298,488      $  1,091,817      $  7,759,006      $    592,032      $  3,798,273

Real estate(1)           6,016,731          21,597,038        15,914,842        43,528,611         2,709,911        34,801,969

Construction             2,449,724                   -                 -         2,449,724                 -                 -

Home equity              1,233,600                   -                 -         1,233,600                 -                 -

Consumer                   342,799             705,639                 -         1,048,438           272,520           433,119
                   -------------------------------------------------------------------------------------------------------------

                      $ 13,411,555        $ 25,601,165      $ 17,006,659      $ 56,019,379      $  3,574,463      $ 39,033,361
                   =============================================================================================================

(1) Includes commercial and residential real estate loans.


Allocation of the Allowance for Loan Losses

     The allowance for possible loan losses at March 31, 1996, and December 31, 1995 and 1994 is allocated as follows:


                                   Three Months Ended                    Year Ended                         Year Ended
                                     March 31, 1996                   December 31, 1995                  December 31, 1994
                          ----------------------------------------------------------------------------------------------------
                                           Percent of Loans                  Percent of Loans                Percent of Loans
                               Amount         in Category        Amount         in Category       Amount       in Category
                          ----------------------------------------------------------------------------------------------------

Commercial                     $  66,167            9.19%     $  45,884            9.92%       $  77,096        13.85%

Commercial real estate           380,660           52.87%       397,115           53.83%         321,015        58.65%

Residential real estate          169,054           23.48%       170,646           22.94%         109,277        19.06%

Construction                      84,959           11.80%        50,316           10.44%          25,218         4.37%

Home equity                       10,584            1.47%        10,963            1.60%          11,400         2.20%

Consumer                           8,569            1.19%        11,712            1.72%          11,275         1.87%
                          ---------------------------------------------------------------------------------------------------

     Total                     $ 719,993          100.00%     $ 686,636          100.00%       $ 555,281             100.00%
                          ====================================================================================================


Analysis of the Allowance for Loan Losses

     The following table sets forth activity in the Bank of Annapolis allowance for possible loan losses for the periods indicated. The balances below represent general loan loss reserves and are not allocable to specific loans in Bank of Annapolis' portfolio.

                                                                            Year Ended December 31
                                          Three Months Ended  ------------------------------------------------------
                                              March 31, 1996         1995               1994                1993
                                          --------------------------------------------------------------------------
Beginning of year                               $686,636           $555,281            $503,679           $397,352
                                          --------------------------------------------------------------------------
Charge offs:

  Commercial                                            -          (316,829)                   -                  -

  Real estate                                           -                  -                   -                  -

  Construction                                          -                  -                   -                  -

  Home equity                                           -                  -                   -                  -

  Consumer                                              -                  -                   -                  -

Recoveries:

  Commercial                                            -            267,931                   -                  -

  Real estate                                           -                  -                   -                  -

  Construction                                          -                  -                   -                  -

  Home equity                                           -                  -                   -                  -

  Consumer                                              -                  -                   -                  -
                                          --------------------------------------------------------------------------

Net charge offs                                         -           (48,898)                   -                  -
                                          --------------------------------------------------------------------------

Additions charged to operations                    33,357            180,253              51,602            106,327
                                          --------------------------------------------------------------------------

End of year                                      $719,993           $686,636            $555,281           $503,679
                                          ==========================================================================

Ratio of net charge-offs during
the year to average loans
outstanding during the year                           N/A               .08%                 N/A                N/A


         Reference is made to Note 4, Loans and the Allowance for Loan Losses, on page 21 of ABI's 1995 Annual Report and to page 13 of ABI's Quarterly Report, for additional information on nonaccrual, past due and restructured loans.

         As of March 31, 1996, Bank of Annapolis had one loan that was 90 days or more past due.

Deposit Composition

         Bank of Annapolis offers a variety of deposit accounts having a range of interest rates and terms. Bank of Annapolis' deposits principally consist of savings, NOW, demand, money market and certificate accounts and individual retirement account ("IRA's"). The flow of deposits is influenced significantly by general economic conditions, changes in prevailing interest rates and competition. Bank of Annapolis relies primarily on customer service and long-standing relationships with customers to attract and retain these deposits. Bank of Annapolis has no brokered deposits.

         The following table sets forth the distribution of Bank of Annapolis's deposit accounts at the dates indicated and the cost of funds on each category of deposits presented at each period end. Management does not believe that the use of period end balances instead of average balances resulted in any material difference in the information presented.

                         Three Months Ended March 31, 1996        Year Ended December 31, 1995        Year Ended December 31, 1994
                     --------------------------------------------------------------------------------------------------------------
                                                  Cost of                                 Cost of                            Cost of
                          Amount       Percent     Funds         Amount        Percent     Funds        Amount     Percent    Funds
                     ---------------------------------------------------------------------------------------------------------------

Demand                $  2,226,444      3.38%      0.00%    $  2,082,290       3.25%      0.00%    $  2,660,732    4.86%      0.00%
                     --------------------------          -----------------------------         ---------------------------

NOW accounts             1,778,160      2.70%      3.16%       2,361,376       3.69%      3.24%       1,269,599    2.32%     3.19%
                     --------------------------          -----------------------------         ---------------------------

Savings and money       12,427,089     18.87%      3.78%      14,507,526      22.67%      4.19%      14,355,101   26.24%     4.08%
market               --------------------------          -----------------------------         ---------------------------

Certificate accounts:

  3 Months                 718,712      1.09%      4.75%         718,702       1.12%      5.01%         273,017     .50%     4.16%

  6 Months               3,724,257      5.66%      5.24%       4,196,500       6.56%      5.55%       1,195,670    2.19%     4.30%

  12 Months             30,316,982     46.03%      6.02%      27,153,847      42.42%      6.28%      26,801,984   48.98%     5.21%

  18 Months              2,665,578      4.05%      6.13%       2,085,430       3.26%      6.22%         217,968     .40%     4.47%

  24 Months              4,364,467      6.63%      6.22%       3,874,120       6.05%      6.13%       2,547,450    4.66%     4.84%

  36 Months                943,811      1.43%      6.40%         816,373       1.28%      5.65%         546,895    1.00%     5.65%

  48 Months                359,079      0.55%      5.77%         307,169       0.48%      6.41%         170,608     .31%     4.94%

  60 Months              2,858,491      4.34%      7.86%       2,645,201       4.13%      7.94%       1,771,540    3.24%     6.87%

IRA accounts             3,473,639      5.27%      5.85%       3,256,781       5.09%      6.14%       2,910,167    5.32%     5.57%
                     --------------------------          -----------------------------         ---------------------------

Total certificate
accounts                49,425,016     75.05%      6.06     %45,054,123       70.39%      6.17%      36,435,299   66.58%     5.26%
                     --------------------------          -----------------------------         ---------------------------

Total deposits        $ 65,856,709    100.00%      5.36%    $ 64,005,315     100.00%      5.41%    $ 54,720,731  100.00%     4.62%
                     ==========================          =============================         ===========================


         Reference is made to Note 8, Deposits, on page 23 of ABI's Annual Report, which presents the maturities of time deposits $100,000 and greater.

         As of March 31, 1996, Bank of Annapolis had $5,000,000 of short-term borrowings and no long-term borrowings from the FHLB. At December 31, 1995, Bank of Annapolis had $4,000,000 of short-term borrowings and $2,000,000 of long-term borrowings from the FHLB. Reference is made to Note 10 on page 24 of ABI's 1995 Annual Report and page 8 of ABI's Quarterly Report which reflects the borrowings outstanding and available lines of credit.

Market for Common Equity and Related Stockholder Matters

         ABI Common Stock has been quoted on the "Nasdaq Small Cap Market" since March 27, 1995. Prior to that time, there was no organized trading market for the ABI Common Stock. ABI Common Stock trades under the symbol "ANNB". There are regularly quoted bid and asked prices for the common stock. The following table sets forth the range of high and low bid prices and last trade prices in the Common Stock for each quarter since the January 1, 1994. Such information does not necessarily reflect the actual market or intrinsic value of ABI Common Stock, due to the thinness of the market for ABI Common Stock.

         Holders of ABI Common Stock are entitled to receive dividends as and when declared by the Board of Directors of ABI. Generally, declaration of cash dividends by the Board of Directors depends on a number of factors, including capital requirements, regulatory limitations, the operating results and financial condition of Bank of Annapolis, and economic conditions generally. As the principal asset of ABI, Bank of Annapolis is the only significant source of funds for the payment of cash dividends by ABI. As indicated above, the payment of dividends by Bank of Annapolis is subject to significant legal restrictions. See "Annapolis Bancshares, Inc. -- Supervision and

Regulation." The following table also sets forth the cash dividends declared by ABI during each quarter since January 1, 1994. The information set forth below has been adjusted to reflect the 20% stock dividend declared and paid by ABI in the fourth quarter of 1995.


                                                                    Dividends
      Quarter Ended       High          Low          Last           Declared
      -------------       ----          ---          ----           --------

March 31, 1996           $20.50       $18.00        $20.00           $0.0625



March 31, 1995           $12.92       $12.70        $12.92           $0.0417

June 30, 1995            $12.92       $12.92        $12.92           $0.0438

September 30, 1995       $16.25       $14.17        $16.25           $0.0458

December 31, 1995        $20.50       $17.50        $17.50           $0.0575



March 31, 1994           $8.95        $8.65         $8.65            $0.0354

June 30, 1994            $9.58        $9.17         $9.58            $0.0375

September 30, 1994       $12.08       $9.67         $12.08           $0.0396

December 31, 1994        $12.92      $12.92         $12.92           $0.0417


                                  LEGAL MATTERS

         The validity of the issuance of the shares of Sandy Spring Common Stock offered hereby will be passed upon for Sandy Spring by Kennedy & Baris, L.L.P., Washington, D.C. Certain legal matters relating to the Merger will be passed upon for ABI by Muldoon, Murphy & Faucette L.L.P., Washington, D.C.


                                     EXPERTS

         The consolidated financial statements of ABI included herein have been audited by Rowles & Company, L.L.P., independent certified public accountants, as indicated in their report dated February 7, 1996 with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements of Sandy Spring incorporated by reference herein have been audited by Stegman & Company, independent certified public accountants, as indicated in their reports dated February 8, 1996 with respect thereto, and are incorporated by reference and included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

         Sandy Spring's Articles of Incorporation generally provide for indemnification to the extent authorized by applicable law. Section 2-418 of the Maryland General Corporation Law sets forth circumstances under which directors, officers, employees and agents of Sandy Spring may be insured or indemnified against liability which they may incur in their capacities:

         2-418 INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. --
(a) In this section the following words have the meanings indicated.
         (1) "Director" means any person who is or was a director of a corporation and any person who, while a director of a corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, other enterprise, or employee benefit plan.
         (2) "Corporation" includes any domestic or foreign predecessor entity of a corporation in a merger, consolidation, or other transaction in which the predecessor's existence ceased upon consummation of the transaction.
         (3) "Expenses" include attorney's fees.
         (4) "Official capacity" means the following:
         (i) When used with respect to a director, the office of director in the corporation; and (ii) When used with respect to a person other than a director as contemplated in sub-section (j), the elective or appointive office in the corporation held by the officer, or the employment or agency relationship undertaken by the employee or agent on behalf of the corporation.
         (iii) "Official capacity" does not include service for any other foreign or domestic corporation or any partnership, joint venture, trust, other enterprise, or employee benefit plan.
         (5) "Party" includes a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding.
         (6) "Proceeding" means any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative.
         (b)(1) A corporation may indemnify any director made a party to any proceeding by reason of service in that capacity unless it is established that:
         (i) The act or omission of the director was material to the matter giving rise to the proceeding; and
         1. Was committed in bad faith; or
         2. Was the result of active and deliberate dishonesty; or
         (ii) The director actually received an improper personal benefit in money, property, or services; or
         (iii) In the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.
         (2)(i) Indemnification may be against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by the director in connection with the proceeding.
         (ii) However, if the proceeding was one by or in the right of the corporation, indemnification may not be made in respect of any proceeding in which the director shall have been adjudged to be liable to the corporation.
         (3)(i) The termination of any proceeding by judgment, order, or settlement does not create a presumption that the director did not meet the requisite standard of conduct set forth in this subsection.
         (ii) The termination of any proceeding by conviction, or a plea of nolo contendere or its equivalent, or an entry of an order of probation prior to judgment, creates a rebuttal presumption that the director did not meet that standard of conduct.
         (c) A director  may not be  indemnified  under  subsection  (B) of this section in respect of any proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged to be liable on the basis that personal benefit was improperly received.
         (d) Unless limited by the charter:
         (1) A director who has been successful, on the merits or otherwise, in the defense of any proceeding referred to in subsection (B) of this section shall be indemnified against reasonable expenses incurred by the director in connection with the proceeding.
         (2) A court of appropriate jurisdiction upon application of a director and such notice as the court shall require, may order indemnification in the following circumstances:
         (i) If it determines a director is entitled to reimbursement under paragraph (1) of this subsection, the court shall order indemnification, in which case the director shall be entitled to recover the expenses of securing such reimbursement; or
         (ii) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director has met the standards of conduct set forth in subsection (b) of this section or has been adjudged liable under the circumstances described in subsection (c) of this section, the court may order such indemnification as the court shall deem proper. However, indemnification with respect to any proceeding by or in the right of the corporation or in which liability shall have been adjudged in the circumstances described in subsection (c) shall be limited to expenses.
         (3) A court of appropriate jurisdiction may be the same court in which the proceeding involving the director's liability took place.
         (e)(1) Indemnification under subsection (b) of this section may not be made by the corporation unless authorized for a specific proceeding after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in subsection (b) of this section.
         (2) Such determination shall be made:
         (i) By the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding, or, if such a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to such proceeding and who were duly designated to act in the matter by a majority vote of the full board in which the designated directors who are parties may participate;
         (ii) By special legal counsel selected by the board of directors or a committee of the board by vote as set forth in subparagraph (I) of this paragraph, or, if the requisite quorum of the full board cannot be obtained therefor and the committee cannot be established, by a majority vote of the full board in which directors who are parties may participate; or
         (iii) By the shareholders.
         (3) Authorization of indemnification and determination as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is permissible. However, if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses shall be made in the manner specified in subparagraph (ii) of paragraph (2) of this subsection for selection of such counsel.
         (4) Shares held by directors who are parties to the proceeding may not be voted on the subject matter under this subsection.
         (f)(1) Reasonable expenses incurred by a director who is a party to a proceeding may be paid or reimbursed by the corporation in advance of the final disposition of the proceeding upon receipt by the corporation of: (i) A written affirmation by the director of the director's good faith belief that the standard of conduct necessary for indemnification by the corporation as authorized in this section has been met; and
         (ii) A written undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the standard of conduct has not been met.
         (2) The undertaking required by subparagraph (ii) of paragraph (1) of this subsection shall be an unlimited general obligation of the director but need not be secured and may be accepted without reference to financial ability to make the repayment.

         (3) Payments under this subsection shall be made as provided by the charter, bylaws or contract or as specified in subsection (e) of this section.
         (g) The indemnification and advancement of expenses provided or authorized by this section may not be deemed exclusive of any other rights, by indemnification or otherwise, to which a director may be entitled under the charter, the bylaws, a resolution of shareholders of directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.
         (h) This section does not limit the corporation's power to pay or reimburse expenses incurred by a director in connection with an appearance as a witness in a proceeding at a time when the director has not been made a named defendant or respondent in the proceeding.
         (i) For purposes of this section:
         (1) The corporation shall be deemed to have requested a director to serve an employee benefit plan where the performance of the director's duties to the corporation also imposes duties on, or otherwise involves services by, the director to the plan or participants or beneficiaries of the plan:
         (2) Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law shall be deemed fined; and
         (3) Action taken or omitted by the director with respect to an employee benefit plan in the performance of the director's duties for a purpose reasonably believed by the director to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.
         (j) Unless limited by the charter:
         (1) An officer of the corporation shall be indemnified as and to the extent provided in subsection (d) of this section for a director and shall be entitled, to the same extent as a director, to seek indemnification pursuant to the provisions of subsection (d);
         (2) A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify directors under this section; and
         (3) A corporation, in addition, may indemnify and advance expenses to an officer, employee, or agent who is not a director to such further extent, consistent with law, as may be provided by its charter, bylaws, general or specific action of its board of directors or contract.
         (k)(1) A corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan against any liability asserted against and incurred by such person in any such capacity or arising out of such person's position, whether or not the corporation would have the power to indemnify against liability under the provisions of this section.
         (2) A corporation may provide similar protection, including a trust fund, letter of credit, or surety bond, not inconsistent with this section.
         (3) The insurance or similar protection may be provided by a subsidiary or an affiliate of the corporation.
         (l) Any indemnification of, or advance of expenses to, a director in accordance with this section, if arising out of a proceeding by or in the right of the corporation, shall be reported in writing to the shareholders with the notice of the next shareholders' meeting or prior to the meeting.

         Sandy Spring has purchased director and officer liability insurance that insures directors and officers against certain liabilities in connection with the performance of their duties as directors and officers, and that provides for payment to Sandy Spring of costs incurred by it in indemnifying its directors and officers.

Item 21. Exhibits and Financial Statement Schedules

(a)      Exhibits

         Number            Description

         2 Agreement and Plan of Reorganization dated as of April 16, 1996 among Sandy Spring Bancorp, Inc., Sandy Spring National Bank of Maryland, Annapolis Bancshares, Inc. and The Bank of Annapolis, included as Appendix A to the combined Proxy Statement/Prospectus.

         5      Opinion of Kennedy & Baris, L.L.P.

         8      Opinion of Stegman & Company

         23(a) Consent of Stegman & Company, independent certified public accountants to Sandy Spring Bancorp, Inc.

         23(b) Consent of Rowles & Company, L.L.P., independent certified public accountants to Annapolis Bancshares, Inc.

         23(c)  Consent of Kennedy & Baris, L.L.P., included in Exhibit 5

         23(d) Consent of Ferris Baker Watts, Inc., included in Appendix B to the combined Proxy Statement/Prospectus

         27     Financial Data Schedule

         99(a) Form of Proxy for Special Meeting of Shareholders of Annapolis Bancshares, Inc.

(b)      Financial Statement Schedules
         Not Applicable

(c)      The opinion of Ferris  Baker  Watts,  Inc. is provided as Appendix B to
the  combined   Proxy   Statement/Prospectus   which   forms   a  part  of  this
Registration Statement.

Item 22. Undertakings

         The Registrant hereby undertakes that it will:

         (1) file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933 (the "Act"); (ii) reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement; and (iii) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) for determining liability under the Act, treat each post-effective amendment as a new registration statement relating to the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Olney, State of Maryland on July 1, 1996.

                                        SANDY SPRING BANCORP, INC.



                                        By:  /s/ Hunter R. Hollar
                                             -----------------------------
                                              Hunter R. Hollar, President
                                              and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

         We, the undersigned directors and officers of the registrant, hereby severally constitute and appoint Marjorie S. Cook and Hunter R. Hollar, and each of them, our true and lawful attorneys and agents, to do any and all things in our names in the capacities indicated below which said person and/or persons may deem necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-4 relating to the offering of the registrant's Common Stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said person and/or persons shall do or cause to be done by virtue thereof.





- -------------------------          Director
Andrew N. Adams, Jr.                                         July 1, 1996



/s/ John Chirtea
- -------------------------
John Chirtea                      Director                   July 1, 1996



/s/ Willard H. Derrick
- -------------------------         Chairman of the
Willard H. Derrick                Board of Directors         July 1, 1996



/s/Susan D. Goff
- -------------------------
Susan D. Goff                     Director                   July 1, 1996



/s/ Solomon Graham, Jr.
- --------------------------
Solomon Graham, Jr.               Director                   July 1, 1996



/s/ Joyce R. Hawkins
- --------------------------
Joyce R. Hawkins                  Director                   July 1, 1996

/s/ Hunter R. Hollar
- --------------------------        President, Chief Executive
Hunter R. Hollar                  Officer and Director       July 1, 1996



/s/ Thomas O. Keech
- --------------------------
Thomas O. Keech                   Director                   July 1, 1996



/s/ Charles F. Mess
- --------------------------
Charles F. Mess                   Director                   July 1, 1996



- --------------------------
Robert L. Mitchell                Director                   July 1, 1996



/s/ Robert L. Orndorff, Jr.
- ---------------------------
Robert L. Orndorff, Jr.           Director                   July 1, 1996


/s/ Lewis R. Schumann
- ---------------------------
Lewis R. Schumann                 Director                   July 1, 1996


/s/ W. Drew Stabler
- ---------------------------
W. Drew Stabler                   Director                   July 1, 1996


/s/ James H. Langmead             Vice President, Treasurer
- -----------------------------     and Principal Financial
James H. Langmead                 and Accounting Officer     July 1, 1996

                                   Appendix A

                      Agreement and Plan of Reorganization

          ------------------------------------------------------------

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  By and Among

                           SANDY SPRING BANCORP, INC.

                     SANDY SPRING NATIONAL BANK OF MARYLAND

                           ANNAPOLIS BANCSHARES, INC.

                                       And

                                BANK OF ANNAPOLIS




                           Dated as of April 16, 1996



            --------------------------------------------------------

                                TABLE OF CONTENTS


Article I     -  Definitions ...............................................1

Article II    - The Merger and Related Matters..............................5

Article III   - Representations and Warranties
                of ABI......................................................7

Article IV   - Representations and Warranties of ABI and BOA...............13

Article V    - Representations and Warranties of
                Bancorp....................................................15

Article VI   - Covenants...................................................19

Article VII  - Conditions of the Merger; Federal Tax Treatment
 of the Merger; Termination of Agreement...................................27

Article VIII - Termination of Obligations;
 Payment of Expenses.......................................................33

Article IX   - Closing; Assets and Liabilities of
  Surviving Corporation....................................................34

Article X    - General.....................................................36

Exhibits and Schedules

Exhibits:
  Exhibit A       Form of Articles of Merger
  Exhibit B       Form of Bank Merger Agreement
  Exhibit C       Form of Opinion of Counsel for ABI
  Exhibit D       Form of Opinion of Counsel for Bancorp


Schedules:
  Schedule I Disclosure Schedule for ABI and BOA

  Schedule II Disclosure Schedule for Bancorp and the Bank

                      AGREEMENT AND PLAN OF REORGANIZATION

    THIS AGREEMENT AND PLAN OF REORGANIZATION is dated as of April 16, 1996 by and among Sandy Spring Bancorp, Inc., ("Bancorp") a Maryland corporation, Sandy Spring National Bank of Maryland (the "Bank"), a national banking organization with its main office in Olney, Maryland, Annapolis Bancshares, Inc. ("ABI") a Maryland corporation, and Bank of Annapolis ("BOA"), a trust company chartered under the laws of the State of Maryland with its principal banking office in Annapolis, Maryland.

    WHEREAS, Bancorp is a registered bank holding company that controls the Bank;

    WHEREAS, ABI is a registered bank holding company that controls BOA;

    WHEREAS, Bancorp and ABI desire that ABI be merged with and into the Bancorp in a transaction effected by means of a stock-for-stock exchange in which common shares of Bancorp would be exchanged for the outstanding shares of ABI;

     WHEREAS, Bancorp and ABI also desire that BOA be merged with and into the Bank;

    WHEREAS, the Boards of Directors of Bancorp, the Bank and ABI each believe that it is in the best interests of their respective shareholders to enter such a transaction;

    WHEREAS, the Board of Directors of ABI believes that the shareholder value of ABI can be maximized over time through this stock-for-stock exchange; and

    WHEREAS, the Boards of Directors of Bancorp, the Bank, ABI and BOA each believe that such a merger will be in the best interests of the communities served by them and of their employees.


    NOW THEREFORE, in consideration of the premises and mutual promises hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:


                                    ARTICLE I
                                   DEFINITIONS

     1.1 Definitions. As used in this Agreement, the following terms have the definitions indicated.

    "ABI" means Annapolis Bancshares, Inc.

    The "ABI Options" shall have the meaning set forth in Section 3.2.

    The "ABI Shareholders Meeting" means that meeting of ABI shareholders to be held to submit for shareholder approval the Agreement and the Merger.

    The "ABI Subsidiaries" shall have the meaning set forth in Section 3.1.

    The "ABI Warrants" shall have the meaning set forth in Section 3.2.

    The "Adjustment Notice Period" shall have the meaning set forth in Section 7.4(f) and (g).

    The "Agreement" means this Agreement.

    The "Articles of Merger" means articles of merger conforming with the MGCL substantially in the Form of Exhibit A to this Agreement.

    The "Average Closing Price" shall mean the volume-weighted average price for the common stock of Bancorp as reported on the NASDAQ National Market for the ten trading days immediately preceding the satisfaction of the conditions set forth in Section 7.1 of this Agreement, without regard to any waiting period required thereby, or, if Bancorp common stock is not listed on the NASDAQ National Market during such ten trading days, the average of the bid and asked quotations for such days. Bancorp shall notify ABI and BOA promptly of the satisfaction of the conditions set forth in Section 7.1.

    "Bancorp" means Sandy Spring Bancorp, Inc.

    The "Bancorp Subsidiaries" shall have the meaning set forth in Section 5.1.

    The "Bank" means Sandy Spring National Bank of Maryland.

    The "Bank Merger" means the merger of BOA with the Bank pursuant to the Bank Merger Agreement.

    The "Bank Merger Agreement" means that agreement in the Form of Exhibit B hereto by and between the Bank and BOA.

    "BOA" means Bank of Annapolis.

    "Business Day" means any Monday, Tuesday, Wednesday, Thursday, or Friday that is not a Federal or State holiday generally recognized by banks in the State of Maryland.

     "Closing" shall have the meaning assigned to it in Section 9.3 of the Agreement.

    The "Code" means the Internal Revenue Code of 1986, as amended.

    The "Commissioner" means the Maryland Bank Commissioner.

    "Dissenters' Shares" means shares as to which an ABI shareholder has perfected Dissenters' Rights.

    "Dissenters'  Rights" means  dissenters  appraisal rights as described under
Section 2.6 of the Agreement.

    The "Effective Time" shall have the meaning set forth in Section 9.4 of the Agreement.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

    The "FDIA" means the Federal Deposit Insurance Act, as amended.

    The "FDIC" means the Federal Deposit Insurance Corporation.

     The "Federal Reserve" means the Board of Governors of the Federal Reserve System.

    "Government Approvals" means all approvals, consents, notices and filings with any governmental authority, including the Federal Reserve, the OCC, the FDIC, the Department of Justice, the SEC, the Commissioner, other regulatory authorities, and any other persons as are necessary under applicable law or regulation to consummate the transactions contemplated by this Agreement and the Bank Merger Agreement.

    "Liquidity Investments" means federal funds sold, U.S. Treasury securities, and U.S. Treasury securities purchased under agreements to resell, undertaken in the ordinary course of business and with a maturity of one-hundred and eighty
(180) days or less.

    The "Merger" means the merger of ABI with and into Bancorp as contemplated by this Agreement.

    The "MGCL" means the Maryland General Corporation Law, as amended.

    The "OCC" means the United States Comptroller of the Currency.

    The "Parties" means Bancorp, the Bank, ABI and BOA.

    The "Prospectus/Proxy Statement" shall have the meaning set forth in Section 2.4.

    The  "Registration  Statement"  shall have the  meaning set forth in Section
2.4.

    "SEC" means the United States Securities and Exchange Commission.

    The Surviving Corporation" means Bancorp following the Merger.

    The "Surviving Bank" means the Bank following the Bank Merger.

    The "1933 Act" means the Securities Act of 1933, as amended.

    The "1934 Act" means the Securities Exchange Act of 1934, as amended.

                                   ARTICLE II
                         THE MERGER AND RELATED MATTERS

     2.1 The Merger. Subject to approval by the shareholders of ABI and upon the other terms and conditions contained in this Agreement, ABI shall be merged with and into Bancorp at the Effective Time in accordance with the applicable provisions of the MGCL.

         (a) Name. The name of the Surviving Corporation shall be "Sandy Spring Bancorp, Inc.".

         (b) Certificate of Incorporation; Bylaws. The Articles of Incorporation and Bylaws of Bancorp in effect at the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation.

         (c) Board of Directors. The Board of Directors of Bancorp at the Effective Time shall serve as the Board of Directors of the Surviving Corporation until the successors of the members thereof are duly elected and qualified.

         (d) Officers. The Officers of Bancorp at the Effective Time shall serve as the officers of the Surviving Corporation until their successors are duly appointed by the Board of Directors of Bancorp.

     2.2 Conversion of Shares, Options and Warrants. At the Effective Time, by virtue of the Merger and without any action on the part of Bancorp, ABI, or the holders of shares of ABI common stock, each outstanding share of ABI common stock then issued and outstanding, (other than Dissenters' Shares and shares held by Bancorp or any Bancorp Subsidiary other than in a trust or similar arrangement) shall be converted into and represent 0.62585 shares of Bancorp common stock, and shall no longer be a share of common stock of ABI, provided that, until exchanged in accordance with the provisions of Section 9.1 hereof, the holders of ABI common stock shall not be entitled to vote in respect of any matter submitted for the consideration of holders of Bancorp common stock, or to receive dividends or other distributions or payments in respect of Bancorp common stock. At the Effective Time each outstanding ABI Option and each outstanding ABI Warrant shall continue in place as an option or warrant to purchase, in place of the purchase of each share of ABI common stock, the number of shares (calculated to four decimal places and then rounded up or down to the nearest whole share) of Bancorp common stock that would have been received by the holder of such ABI Option or ABI Warrant in the Merger had the option or warrant been exercised in full for shares of ABI common stock immediately prior to the Effective Time, except for appropriate pro rata adjustments as to the relevant option price for shares of Bancorp common stock substituted therefor so that the aggregate exercise price of shares subject to such ABI Options or ABI Warrants immediately following the Effective Time shall be the same as the aggregate exercise price for such shares immediately prior to the Effective Time. Bancorp and ABI agree to take such actions as are necessary to give effect to the foregoing. (For reference, see Section 2.2 of Schedule I.) The number of shares (or fraction thereof) of Bancorp common stock into which each share of ABI common stock shall be so converted shall be increased or decreased proportionally to reflect any stock split, stock dividend, or reclassification of Bancorp common stock made or declared between the date of this Agreement and the Effective Time, and shall be subject to adjustment as set forth in paragraphs (f) and (g) of Section 7.4 of this Agreement; and the number of shares of Bancorp common stock issuable upon the exercise of the ABI Options and ABI Warrants converted into options and warrants for shares of Bancorp, and the exercise price therefor, shall similarly be adjusted.

    2.3 Shareholders' Meeting. At the earliest practicable date, ABI shall hold the ABI Shareholders Meeting to submit for shareholder approval this Agreement and the Merger. The affirmative vote of the holders of at least two-thirds of the issued and outstanding shares of ABI common stock shall be required for approval of this Agreement and the Merger.

    2.4 Registration Statement; Prospectus/Proxy Statement.

        (a) For the purposes of (i) registering Bancorp common stock to be issued to holders of ABI common stock in connection with the Merger with the SEC and with applicable state securities authorities, and (ii) holding the ABI Shareholders Meeting, the Parties shall cooperate in the preparation of an appropriate registration statement (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the "Registration Statement"), including a prospectus/proxy statement satisfying all applicable requirements of applicable state laws, and of the Securities Act of 1933 (the "1933 Act") and the Securities Exchange Act of 1934 (the "1934 Act") and the rules and regulations thereunder (such prospectus/proxy statement in the form mailed to the ABI shareholders, together with any and all amendments or supplements thereto, being herein referred to as the "Prospectus/Proxy Statement").

        (b) Bancorp shall promptly file the Registration Statement and the Prospectus/Proxy Statement with the SEC and applicable state securities agencies. Bancorp shall use all reasonable efforts to cause the Registration Statement and the Prospectus/Proxy Statement to become effective under the 1933 Act and applicable state securities laws at the earliest practicable date.

    2.5 Regulatory and Other Approvals. The Parties shall cooperate in the preparation and submission by them, as promptly as reasonably practicable, of such applications, petitions, and other documents and materials as any of them may reasonably deem necessary or desirable to obtain or make the Government Approvals. Prior to the making of any such filings with any regulatory authority or any third persons, Bancorp and ABI shall submit to each other the materials to be filed, mailed or released. Any such materials must be acceptable to both Bancorp and ABI prior to the filings with any regulatory authorities or any third persons, except to the extent that Bancorp or ABI is legally required to proceed prior to obtaining the acceptance of the other.

     2.6 Dissenters' Rights. Shareholders of ABI may exercise Dissenters' Rights if applicable pursuant to Section 3-202 of the MGCL.

                                   ARTICLE III
                      REPRESENTATIONS AND WARRANTIES OF ABI

     ABI  represents  and  warrants  to Bancorp  that,  except as  disclosed  in
Schedule I delivered by ABI to Bancorp  concurrently  with the execution of this
Agreement:

    3.1 Organization, Good Standing, Authority, Insurance, Etc. ABI is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. Each of the "subsidiaries" of ABI within the meaning of Section 3(w) of the FDIA (individually a "ABI Subsidiary" and collectively the "ABI Subsidiaries") is duly organized, validly existing, and in good standing under the laws of the respective jurisdiction under which it is organized. ABI and each ABI Subsidiary has all requisite power and authority and is duly qualified and licensed to own, lease and operate its properties and conduct its business as it is now being conducted in all material respects. ABI and each ABI Subsidiary is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which qualification is necessary under applicable law, except to the extent that any failures to so qualify would not, in the aggregate, have a material adverse effect on the business, financial condition or results of operations of ABI and the ABI Subsidiaries, taken as a whole. BOA is a member of the Federal Reserve Bank of Richmond, the Federal Home Loan Bank of Atlanta, and the BIF, and all eligible accounts issued by BOA are insured by the BIF up to applicable limits. The minute books of ABI contain complete and accurate records of all meetings and other corporate actions held or taken since January 1, 1993 by its shareholders and Board of Directors (including the committees of such Board).

    3.2 Capitalization. The authorized capital stock of ABI consists of 5,000,000 shares of common stock, par value $1.00 per share, of which 785,375 shares of ABI common stock were issued and outstanding as of the date of this Agreement, and 1,000,000 shares of Preferred Stock, par value $1.00 per share, none of which were issued or outstanding as of the date of this Agreement. All outstanding shares of ABI common stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. ABI's Incentive Stock Option Plan authorizes the issuance of up to [25,000] shares of ABI common stock. Options (the "ABI Options") to purchase 11,400 shares of ABI common stock are outstanding, all of which were granted under ABI's Stock Option Plan. In addition, ABI has outstanding warrants (the "ABI Warrants") for the purchase of 12,000 shares of ABI common stock as of the date of this Agreement. Except for obligations under options granted under ABI's Stock Option Plan and the Warrants, there are no options, convertible securities, warrants, or other rights (preemptive or otherwise) to purchase or acquire any of ABI's capital stock from ABI and no contracts to which ABI or any of its affiliates are subject with respect to the issuance, voting or sale of issued or unissued shares of ABI's capital stock. ABI has issued no "Limited Rights" as defined under the ABI Option Plan or any stock appreciation rights or similar rights.

    3.3 Ownership of Subsidiaries. All the outstanding shares of the capital stock of the ABI Subsidiaries are validly issued, fully paid, nonassessable and owned beneficially and of record by ABI or a ABI Subsidiary free and clear of any Encumbrance.

    3.4 Financial Statements and Reports. No registration statement, proxy statement, schedule or report filed by ABI or any ABI Subsidiary with the SEC under the 1933 Act, or the 1934 Act, on the date of effectiveness in the case of such registration statements, or on the date of filing in the case of such reports or schedules, or on the date of mailing in the case of such proxy statements, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. ABI and the ABI Subsidiaries have filed all documents required to be filed by them with the SEC, the Federal Reserve, the FDIC, the Commissioner or state securities authorities under various securities and financial institution laws and regulations, except to the extent that all failures to so file, in the aggregate, would not have a material adverse effect on the business, financial condition or results of operations of ABI and the ABI Subsidiaries, taken as a whole; and all such documents, as finally amended, complied in all material respects as to form with applicable requirements of law and, as of their respective date or the date as amended, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent stated therein, all financial statements and schedules included in the documents referred to in the preceding sentences were prepared in accordance with generally accepted accounting principles or such other regulatory accounting requirements as were applicable thereto (except for the omission of notes to unaudited statements and year end adjustments to interim results), applied on a consistent basis with all prior periods and fairly presented the information purported to be shown therein. The audited consolidated financial statements of ABI at December 31, 1995 and for the year then ended disclose all liabilities (including contingent liabilities) of ABI and the ABI Subsidiaries, other than liabilities which are not, in the aggregate, material to ABI and the ABI Subsidiaries, taken as a whole, and contain adequate reserves for loan losses, taxes and all other material accrued liabilities and for all reasonably anticipated material losses, if any. A true and complete copy of such financial statements has been delivered by ABI to Bancorp.

    3.5 Absence of Changes. Since December 31, 1995, there has been no material adverse change in the business, financial condition or results of operations of ABI and the ABI Subsidiaries, taken as a whole, except as disclosed in Section
3.5 of Schedule I or in the statements or reports filed by ABI with the SEC prior to the date of this Agreement, copies of which have been provided to Bancorp.

    3.6 Prospectus/Proxy Statement. At the time the Registration Statement becomes effective and at the time the Prospectus/Proxy Statement is mailed to the shareholders of ABI for the solicitation of proxies for the approval referred to in Section 2.3 hereof and at all times subsequent to such mailings up to and including the times of such approvals, such Registration Statement and Prospectus/Proxy Statement (including any amendments or supplements thereto), with respect to all information set forth therein relating to ABI and its shareholders and ABI common stock, this Agreement, the Merger and all other transactions contemplated hereby that has been furnished in writing by ABI expressly for inclusion therein, will:

        (a) comply in all material respects with applicable provisions of the 1933 Act, the 1934 Act, and the rules and regulations under such Acts; and

        (b) not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading, or necessary to correct any statement in an earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

    3.7 Litigation and Other Proceedings.  Except as set forth in Section 3.7 of
Schedule I and except for matters which would not have a material adverse effect on the business, financial condition or results of operations of ABI and the ABI Subsidiaries taken as a whole, neither ABI nor any ABI Subsidiary is a defendant in, nor is any of its property subject to, any pending, or, to the best knowledge of the management of ABI, threatened claim, action, suit, investigation or proceeding, or subject to any judicial order, judgment or decree.

    3.8 Compliance With Law. ABI and the ABI Subsidiaries are in compliance in all material respects with all laws and regulations applicable to their respective operations or with respect to which compliance is a condition of engaging in the business thereof, except for failures to comply, which, in the aggregate, would not have a material adverse effect on the business, financial condition or results of operation of ABI and the ABI Subsidiaries, taken as a whole, and neither ABI nor any ABI Subsidiary has received notice of violation of, and does not know of any material violations of, any of the above.

    3.9 Corporate Actions. The Board of Directors of ABI has duly authorized its officers to execute and deliver this Agreement, the Bank Merger Agreement, and the Articles of Merger and to take all action necessary to consummate the Merger and the other transactions contemplated hereby to which ABI is a party. All corporate authorizations of the Board of Directors of ABI required for the consummation of the Merger have been obtained.

    3.10 Authority. The execution, delivery and performance of this Agreement and the Bank Merger Agreement do not violate any of the provisions of, or constitute a default under or give any person the right to accelerate payment or performance under the articles of incorporation or bylaws of ABI, the charter or bylaws of BOA, the articles of incorporation or regulations of any other ABI Subsidiary, or any other material agreement or instrument to which ABI or any of the ABI Subsidiaries is a party or is subject or by which any of their properties or assets is bound. ABI has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and thereunder. Other than the receipt of Governmental Approvals and approval of ABI shareholders referred to in Section 2.3 hereof, no consents or approvals are required on behalf of ABI in connection with the consummation of the transactions contemplated by this Agreement. This Agreement constitutes the valid and binding obligation of ABI and BOA, and is enforceable in accordance with its terms, except as enforceability may be limited by applicable laws relating to bankruptcy, insolvency or creditors' rights generally or the exercise of judicial discretion in accordance with general principles of equity.

    3.11 Information Furnished. No statement contained in any schedule, certificate or other document furnished or to be furnished in writing by or on behalf of ABI or any ABI Subsidiary to Bancorp pursuant to this Agreement contains or will contain any untrue statement of a material fact or any material omission. No information material to the Merger and which is necessary to make the representations and warranties not misleading has been withheld from Bancorp.

    3.12 Tax Matters. ABI and each ABI Subsidiary has duly and properly filed all federal, state, local and other tax returns required to be filed by it and has made timely payments of all taxes shown by such returns to be due and payable, or which are otherwise due and payable, whether disputed or not; the current status of audits of such returns by the Internal Revenue Service ("IRS") and other applicable agencies is as set forth in Section 3.12 of Schedule I; and there is no agreement by ABI or any ABI Subsidiary for the extension of time or for the assessment or payment of any taxes payable. Neither the IRS nor any other taxing authority is now asserting or, to the best knowledge of ABI or any ABI Subsidiary, threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith), nor is ABI or any ABI Subsidiary aware of any basis for any such assertion or claim, except as set forth in Section 3.12 of Schedule I.

    3.13 Property and Assets. Except as disclosed in Section 3.13 of Schedule I, ABI and the ABI Subsidiaries have good and marketable title to all of the real property reflected in the financial statements at December 31, 1995 referred to in Section 3.4 hereof, free and clear of all encumbrances, except for (a) such items shown in such financial statements or in the notes thereto, (b) liens for current real estate taxes not yet delinquent, (c) customary title exceptions that have no material adverse effect upon the value of such property, (d) property sold or transferred in the ordinary course of business since the date of such financial statements, and (e) as otherwise specifically indicated in
Section 3.13 of Schedule I. All leases for the use of real property under which ABI or any ABI Subsidiary is the lessee are valid and binding and in full force and effect and neither ABI nor any ABI Subsidiary is in default under any such lease. Except as set forth in Section 3.13 of Schedule I, no consent of the lessor of any such lease is required for consummation of the Merger or the Bank Merger. There has been no material physical loss, damage or destruction, whether or not covered by insurance, affecting the real properties of ABI or any ABI Subsidiary since December 31, 1995. All property and assets material to their business and currently used by ABI and each of the ABI Subsidiaries are, in all material respects, in good operating condition and repair, normal wear and tear excepted.

     3.14  Employment  Arrangements.  Except  as set  forth in  Section  3.14 of
Schedule I, there are no employment, severance or other agreements or arrangements with any current or former directors, officers or employees of ABI or any ABI Subsidiary which may not be terminated without penalty (or any augmentation or acceleration of benefits or payment of or agreement to pay any termination or severance payment) on 30 days or less notice to such person. No payments to directors, officers or employees of ABI or any ABI Subsidiary resulting from the transactions contemplated hereby will cause the imposition of excise taxes under Section 4999 of the Code or the disallowance of a deduction to ABI or any ABI Subsidiary pursuant to Section 280G(a) of the Code.

    3.15 Employee Benefits. Except as disclosed in Section 3.15 of Schedule I, neither ABI nor any ABI Subsidiary maintains any funded deferred compensation plans (including profit sharing, pension, savings or stock bonus plans), unfunded deferred compensation arrangements or employee benefit plans as defined in Section 3(3) of ERISA. Neither ABI nor any ABI Subsidiary has incurred or reasonably expects to incur any liability to the Pension Benefit Guaranty Corporation. Any plans of ABI or any ABI Subsidiary intended to be qualified under Section 401(a) of the Code are so qualified, and neither ABI nor any ABI Subsidiary is aware of any fact which would adversely affect the qualified status of such plans. Neither ABI nor any ABI Subsidiary has engaged in a "prohibited transaction" as defined in Section 406 of ERISA and Section 4975 of the Code. Except as set forth in Section 3.15 of Schedule I, ABI does not (a) provide health, medical, death or survivor benefits to any former employee or beneficiary thereof, or (b) maintain any form of current (exclusive of base salary and base wages) or deferred compensation, bonus, stock option, stock appreciation right, benefit, severance pay, retirement, incentive, group or individual health insurance, welfare or similar plan or arrangement for the benefit of any single or class of directors, officers or employees, whether active or retired.

    3.16 Agreements and Instruments. Section 3.16 of Schedule I sets forth as of the date of this Agreement a list of all of the following agreements and instruments (including a summary description of the material terms of any agreement not committed to writing):

        (a) every agreement (other than this Agreement, the Bank Merger Agreement, and agreements with respect to deposits received, loans originated or purchased, or Liquidity Investments) of ABI or any ABI Subsidiary which is to be performed in whole or in part after the date of this Agreement and which (i) involves aggregate future payments by or to ABI or any ABI Subsidiary of more than $5,000, (ii) involves material obligations to be performed later than one year from the date of this Agreement, or (iii) was not entered into in the ordinary course of business;

        (b) each instrument to which ABI or any ABI Subsidiary is a party defining the terms on which it (i) has borrowed or is committed or entitled to borrow money (other than by receipt of a deposit), (ii) has, either outside of the ordinary course of its business or in an amount exceeding $50,000, loaned or committed to loan money, or (iii) has given or committed to give a guarantee of (or otherwise to incur primary or secondary liability in respect of) any obligation of any other party (other than by certification of checks in the ordinary course of business);

         (c) all agreements of ABI or any ABI Subsidiary for the grant of any preferential rights, or which require the consent of any third party to the transfer or assignment of any assets, properties or rights of ABI or any ABI Subsidiary to secure the benefits thereof to any successor;

        (d) all agreements for the sale of property held or acquired by ABI or any ABI Subsidiary as a result of security interests in connection with loans having an unpaid principal amount exceeding $50,000;

        (e)  all loans contractually delinquent for more than 30 days;

        (f) all agreements for loans or the provision, purchase or sale of goods, services or property between ABI or any ABI Subsidiary and any director or officer of ABI or any ABI Subsidiary or any member of the immediate family or affiliate of any of the foregoing;

         (g)  all   agreements   with  or  concerning   any  labor  or  employee
organization to which ABI or any ABI Subsidiary is a party;

         (h) all agreements between ABI or any ABI Subsidiary and any five percent (5%) or more shareholder of ABI; and

        (i) any and all proposed, threatened, temporary, or final agreements, orders, directives, memorandums, resolutions, or evidence of formal or informal agency action of which ABI is aware (i) between ABI or any ABI Subsidiary or any officer or director of ABI or any ABI Subsidiary and any state or federal regulatory authority, or (ii) issued, delivered, or described by any such authority to ABI or any ABI Subsidiary or any officer or director of ABI or any ABI Subsidiary.

    3.17 Environmental Matters. Except as set forth in Section 3.17 of Schedule I, to the best knowledge of ABI or any ABI Subsidiary, neither ABI nor any ABI Subsidiary owns, controls, or leases any properties affected by toxic waste, radon gas or other hazardous conditions or constructed in part with the use of asbestos. Neither ABI nor any ABI Subsidiary is aware of, nor has ABI or any ABI Subsidiary received written notice from any governmental or regulatory body of, any past, present or future conditions, activities, practices or incidents which may interfere with or prevent compliance or continued compliance with those laws or any regulation, order, decree, judgment or injunction, issued, entered, promulgated or approved thereunder, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, suit, proceeding, hearing or investigation based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant or chemical, or industrial, toxic or hazardous substance or waste. There is no civil, criminal or administrative claim, action, suit, proceeding, hearing or investigation pending or, to the knowledge of ABI or BOA, threatened against ABI or BOA or any property serving as collateral for any extension of credit made by ABI or any ABI Subsidiary relating in any way to those laws or any regulation, order, decree, judgment or injunction issued, entered, promulgated or approved thereunder.

    3.18 Brokers; Certain Fees. Neither ABI nor BOA, nor any of their respective officers, directors, or employees, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commission, or finder's fees in connection with the Agreement, the Merger, the Bank Merger, or any of the transactions contemplated herein or therein, except that ABI has retained Ferris Baker Watts to perform various investment banking and financial advisory services in connection with the Merger. Section 3.18 of Schedule I contains a copy of all written agreements, and a statement of all oral agreements, between ABI or its affiliates and Ferris Baker Watts, and any agreements thereto.

                                   ARTICLE IV
                  REPRESENTATIONS AND WARRANTIES OF ABI and BOA

    ABI and BOA jointly and severally represent and warrant to Bancorp that, except as disclosed in Schedule I delivered by ABI to Bancorp concurrently with the execution of this Agreement:

    4.1 Organization, Good Standing, Authority, Insurance, Etc. BOA is a trust company duly organized, validly existing and in good standing under the laws of the State of Maryland. BOA has no "subsidiaries" within the meaning of Section 3(w) of the FDIA. BOA has all requisite power and authority and is duly qualified and licensed to own, lease and operate its properties and conduct its business as it is now being conducted. BOA has delivered to Bancorp a true, complete and correct copy of the articles of incorporation, charter, or other organizing document and of the bylaws, as in effect on the date of this Agreement, of BOA. BOA is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which qualification is necessary under applicable law, except to the extent that any failures to so qualify would not, in the aggregate, have a material adverse effect on the business, financial condition or results of operations of BOA. BOA is a member in good standing of the Federal Reserve Bank of Richmond and the Bank Insurance Fund ("BIF"), and all eligible accounts issued by ABI are insured by BIF. The Bank is a not a "domestic building and loan association" as defined in Section 7701(a)(19) of the Code.

    The minute books of BOA contain complete and accurate records of all meetings and other corporate actions held or taken since January 1, 1993 by its shareholders and Board of Directors (including the committees of such Board).

    4.2 Capitalization. The authorized capital stock of BOA consists of 1,000,000 shares of common stock, par value $10.00 per share, of which 150,000 were issued and outstanding as of the date of this Agreement. All outstanding shares of BOA common stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as set forth in Section 4.2 of Schedule I, there are no options, convertible securities, warrants, or other rights (preemptive or otherwise) to purchase or acquire any of BOA's capital stock from BOA and no oral or written agreement, contract, arrangement, understanding, plan or instrument of any kind

(collectively, "Contract") to which BOA or any of its affiliates is subject with respect to the issuance, voting or sale of issued or unissued shares of BOA's capital stock.

    4.3 Absence of Changes. Since December 31, 1995, there has been no material adverse change in the business, financial condition, results of operations, or prospects of BOA except as disclosed in Section 4.3 of Schedule I or in the statements or reports filed by ABI with the SEC or by BOA with the FFIEC or Federal Reserve prior to the date of this Agreement, copies of which have been provided to Bancorp.

    4.4 Prospectus/Proxy Statement. At the time the Prospectus/ Proxy Statement is mailed to the shareholders of ABI for the solicitation of proxies for the approvals referred to in Section 2.3 hereof and at all times subsequent to such mailings up to and including the times of such approvals, such Prospectus/Proxy Statement (including any supplements thereto), with respect to all information set forth therein relating to BOA, this Agreement, the Bank Merger Agreement, the Merger and all other transactions contemplated hereby that has been furnished in writing by BOA expressly for inclusion therein, will:

        (a) comply in all material respects with applicable provisions of the 1933 Act, the 1934 Act and the rules and regulations under such Acts; and

        (b) not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading, or necessary to correct any statement in an earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

    4.5 Litigation and Other Proceedings.  Except as set forth in Section 4.5 of
Schedule I, and except for matters which would not have a material adverse effect on the business, financial condition or results of operations of BOA, BOA is not a defendant in, nor is any of its property subject to, any pending, or, to the best knowledge of the management of BOA, threatened, claim, action, suit, investigation or proceeding, or subject to any judicial order, judgment or decree.

   4.6 Compliance with Law. Except as disclosed in Section 4.6 of Schedule I, BOA is in compliance in all material respects with all laws and regulations applicable to its operations or with respect to which compliance is a condition of engaging in the business thereof, and BOA has not received notice of violation of, and does not know of any material violations of, any of the above.

   4.7 Corporate Actions. The Board of Directors of BOA has duly authorized its officers to execute and deliver this Agreement and the Bank Merger Agreement and to take all action necessary to consummate the Merger and the other transactions contemplated hereby to which BOA is a party. All corporate authorization of the Board of Directors of BOA required for the consummation of the Bank Merger has been obtained.

   4.8 Authority. Except as set forth in Section 4.8 of Schedule I, the execution, delivery and performance of this Agreement and the Bank Merger Agreement do not violate any of the provisions of, or constitute a default under or give any person the right to accelerate payment or performance under the charter or bylaws of BOA, any regulatory order to which BOA is subject, or any other agreement or instrument to which BOA is a party or is subject or by which any of their properties or assets is bound. BOA has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. Other than the receipt of Governmental Approvals, no consents or approvals are required on behalf of BOA in connection with the consummation of the transactions contemplated by this Agreement. This Agreement constitutes the valid and binding obligation of BOA and is enforceable in accordance with its terms, except as enforceability may be limited by applicable laws relating to bankruptcy, insolvency or creditors rights generally or the exercise of judicial discretion in accordance with general principles of equity.

    4.9 Information Furnished. No statement contained in any schedule, certificate or other document furnished or to be furnished in writing by or on behalf of BOA to Bancorp or the Bank pursuant to this Agreement contains or will contain any untrue statement of a material fact or any material omission.

                                    ARTICLE V
                    REPRESENTATIONS AND WARRANTIES OF BANCORP

    Bancorp represents and warrants that, except as disclosed in Schedule II delivered by Bancorp to ABI concurrently with the execution of this Agreement:

    5.1 Organization, Good Standing, Authority, Insurance, Etc. Bancorp is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. Each of the "subsidiaries" of Bancorp within the meaning of Section 3(w) the FDIA (individually a "Bancorp Subsidiary" and collectively the "Bancorp Subsidiaries") is duly organized, validly existing, and in good standing under the laws of the respective jurisdiction under which it is organized. Bancorp and each Bancorp Subsidiary has all requisite power and authority and is duly qualified and licensed to own, lease and operate its properties and conduct its business as it is now being conducted. Bancorp and each Bancorp Subsidiary is qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which qualification is necessary under applicable law, except to the extent that any failures to so qualify would not, in the aggregate, have a material adverse effect on the business, financial condition or results of operations of Bancorp and the Bancorp Subsidiaries, taken as a whole. The Bank is a member in good standing of the Federal Reserve Bank of Richmond, the Federal Home Loan Bank of Atlanta, and the BIF, and all eligible accounts issued by the Bank are insured by the BIF.

    5.2 Capitalization. The authorized capital stock of Bancorp consists of 6,000,000 shares of capital stock, par value $1.00 per share, of which 4,364,284 shares of Bancorp common stock were issued and outstanding as of the date of this Agreement. Authorized but unissued capital stock of Bancorp may be designated as preferred stock. No shares of capital stock of Bancorp have been designated as preferred stock and no shares of preferred stock of Bancorp were outstanding as of the date of this Agreement. All outstanding shares of Bancorp common stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Bancorp's 1992 Stock Option Plan authorizes the issuance of up to 270,000 shares of Bancorp common stock. Options to purchase 69,050 shares of Bancorp common stock are outstanding, 40,200 of which were granted under Bancorp's 1982 Stock Option Plan. Bancorp has reserved 200,000 shares of Bancorp's common stock for issuance under Bancorp's Dividend Reinvestment Plan and 132,000 shares of Bancorp's common stock for issuance under Bancorp's Deferred Profit Sharing Plan and Trust. Except for obligations under Bancorp's Dividend Reinvestment Plan and Deferred Profit Sharing Plan and Trust and options granted under Bancorp's 1982 and 1992 Stock Option Plans there are no options, convertible securities, warrants, or other rights (preemptive or otherwise) to purchase or acquire any of Bancorp's capital stock from Bancorp and no contracts to which Bancorp or any of its affiliates are subject with respect to the issuance, voting or sale of issued or unissued shares of Bancorp's capital stock.

    5.3 Ownership of Subsidiaries. All the outstanding shares of the capital stock of the Bancorp Subsidiaries are validly issued, fully paid, nonassessable and owned beneficially and of record by Bancorp or a Bancorp Subsidiary free and clear of any encumbrance.

5.4 Financial Statements and Reports. No registration statement, proxy statement, schedule or report filed by Bancorp or any Bancorp Subsidiary with the SEC or the OCC under the 1933 Act, or the 1934 Act, on the date of effectiveness in the case of such registration statements, or on the date of filing in the case of such reports or schedules, or on the date of mailing in the case of such proxy statements, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Bancorp and the Bancorp Subsidiaries have filed all documents required to be filed by them with the SEC, the Federal Reserve, the OCC, the FDIC, the Commissioner or state securities authorities under various securities and financial institution laws and regulations, except to the extent that all failures to so file, in the aggregate, would not have a material adverse effect on the business, financial condition or results of operations of Bancorp and the Bancorp Subsidiaries, taken as a whole; and all such documents, as finally amended, complied in all material respects as to form with applicable requirements of law and, as of their respective dates or the dates as amended, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except to the extent stated therein, all financial statements and schedules included in the documents referred to in the preceding sentences were prepared in accordance with generally accepted accounting principles or such other regulatory accounting requirements as were applicable thereto (except for the omission of notes to unaudited statements and year end adjustments to interim results), applied on a consistent basis with all prior periods and fairly presented the information purported to be shown therein. The audited consolidated financial statements of Bancorp at December 31, 1995 and for the year then ended disclose all liabilities (including contingent liabilities) of Bancorp and the Bancorp Subsidiaries, other than liabilities which are not, in the aggregate, material to Bancorp and the Bancorp

Subsidiaries, taken as a whole, and contain adequate reserves for loan losses, taxes and all other material accrued liabilities and for all reasonably anticipated material losses, if any. A true and complete copy of such financial statements has been delivered by Bancorp to ABI.

    5.5 Absence of Changes. Since December 31, 1995, there has been no material adverse change in the business, financial condition or results of operations of Bancorp and the Bancorp Subsidiaries, taken as a whole, except as disclosed in
Section 5.5 of Schedule II or in the statements or reports filed by Bancorp with the SEC prior to the date of this Agreement, copies of which have been provided to ABI.

    5.6 Prospectus/Proxy Statement. At the time the Registration Statement becomes effective and at the time the Prospectus/Proxy Statement is mailed to the shareholders of ABI for the solicitation of proxies for the approval referred to in Section 2.3 hereof and at all times subsequent to such mailings up to and including the times of such approvals, such Registration Statement and Prospectus/Proxy Statement (including any amendments or supplements thereto), with respect to all information set forth therein relating to Bancorp and its shareholders and Bancorp common stock, this Agreement, the Merger and all other transactions contemplated hereby that has been furnished in writing by Bancorp expressly for inclusion therein, will:

        (a) comply in all material respects with applicable provisions of the 1933 Act, the 1934 Act, and the rules and regulations under such Acts; and

        (b) not contain any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein not false or misleading, or necessary to correct any statement in an earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

    5.7 Litigation and Other Proceedings.  Except as set forth in Section 5.7 of
Schedule II, and except for matters which would not have a material adverse effect on the business, financial condition or results of operations of Bancorp and the Bancorp Subsidiaries taken as a whole, neither Bancorp nor any Bancorp Subsidiary is a defendant in, nor is any of its property subject to, any pending, or, to the best knowledge of the management of Bancorp, threatened claim, action, suit, investigation or proceeding, or subject to any judicial order, judgment or decree.

    5.8 Compliance With Law. Bancorp and the Bancorp Subsidiaries are in compliance in all material respects with all laws and regulations applicable to their respective operations or with respect to which compliance is a condition of engaging in the business thereof, except for failures to comply, which, in the aggregate, would not have a material adverse effect on the business, financial condition or results of operations of Bancorp and the Bancorp Subsidiaries, taken as a whole, and Bancorp has not received notice of violation of, and does not know of any material violations of, any of the above.

   5.9 Corporate Actions. The Board of Directors of Bancorp has duly authorized its officers to execute and deliver this Agreement, the Bank Merger Agreement, and the Articles of Merger and to take all action necessary to consummate the Merger and the other transactions contemplated hereby to which Bancorp is a party. All corporate authorizations of the Board of Directors of Bancorp required for the consummation of the Merger have been obtained.

    5.10 Authority. The execution, delivery and performance of this Agreement and the Bank Merger Agreement do not violate any of the provisions of, or constitute a default under or give any person the right to accelerate payment or performance under the articles of incorporation or bylaws of Bancorp, the charter or bylaws of the Bank, the articles of incorporation or regulations of any other Bancorp Subsidiary, or any other agreement or instrument to which Bancorp or any of the Bancorp Subsidiaries is a party or is subject or by which any of their properties or assets is bound. Bancorp has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder and thereunder. Other than the receipt of Governmental Approvals, no consents or approvals are required on behalf of Bancorp in connection with the consummation of the transactions contemplated by this Agreement. This Agreement constitutes the valid and binding obligation of Bancorp and the Bank, and is enforceable in accordance with its terms, except as enforceability may be limited by applicable laws relating to bankruptcy, insolvency or creditors' rights generally or the exercise of judicial discretion in accordance with general principles of equity.

    5.11 Information Furnished. No statement contained in any schedule, certificate or other document furnished or to be furnished in writing by or on behalf of Bancorp to ABI pursuant to this Agreement contains or will contain any untrue statement of a material fact or any material omission. No information material to the Merger and which is necessary to make the representations and warranties not misleading has been withheld from ABI.

    5.12 Tax Matters. Bancorp and each of the Bancorp Subsidiaries have duly and properly filed all federal, state, local and other tax returns required to be filed by them and have made timely payments of all taxes shown by such returns to be due and payable, or which are otherwise due and payable, whether disputed or not. Neither the IRS nor any other taxing authority is now asserting or, to the best knowledge of Bancorp, threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith), nor is Bancorp aware of any basis for any such assertion or claim, which would exceed that amount of reserves established therefor by Bancorp and the Bancorp Subsidiaries in an amount which would be material to Bancorp and the Bancorp Subsidiaries taken as a whole.

    5.13 Brokers; Certain Fees. Neither Bancorp nor the Bank, nor any of their respective officers, directors, or employees, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commission, or finder's fees in connection with the Agreement, the Merger, the Bank Merger, or any of the transactions contemplated herein or therein.

   5.14 Environmental Matters. Except as set forth in Section 5.14 of Schedule II, to the best knowledge of Bancorp or any Bancorp Subsidiary, neither Bancorp nor any Bancorp Subsidiary owns, controls, or leases any properties affected by toxic waste, radon gas or other hazardous conditions or constructed in part with the use of asbestos. Neither Bancorp nor any Bancorp Subsidiary is aware of, nor has Bancorp or any Bancorp Subsidiary received written notice from any governmental  or  regulatory  body of, any past,  present or future  conditions, activities, practices or incidents which may interfere with or prevent compliance or continued compliance with those laws or any regulation, order, decree, judgment or injunction, issued, entered, promulgated or approved thereunder, or which may give rise to any common law or legal liability, or otherwise form the basis of any claim, action, suit, proceeding, hearing or investigation based on or related to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant or chemical, or industrial, toxic or hazardous substance or waste. Except as set forth in Section 5.14 of Schedule II, there is no civil, criminal or administrative claim, action, suit, proceeding, hearing or investigation pending or, to the knowledge of Bancorp or any Bancorp Subsidiary, threatened against Bancorp or any Bancorp Subsidiary, or any property serving as collateral for any extension of credit made by Bancorp or any Bancorp Subsidiary relating in any way to those laws or any regulation, order, decree, judgment or injunction issued, entered, promulgated or approved thereunder.

                                   ARTICLE VI
                                    COVENANTS

    6.1 Investigations; Access and Copies. Between the date of this Agreement and the Effective Time, ABI agrees to give to Bancorp and its representatives and agents full access (to the extent lawful) to all of the premises, books, records and employees of it and its subsidiaries at all reasonable times, and to furnish promptly to Bancorp and its agents or representatives access to and true and complete copies of such financial and operating data, all documents with respect to matters to which reference is made in Article II, III or IV of this Agreement or on any list, schedule or certificate delivered or to be delivered in connection herewith, and such other documents, records, or information with respect to the business and properties of ABI as Bancorp or its agents or representatives shall from time to time reasonably request (including, without limitation, copies of monthly financial reports, other reports furnished to the Board of Directors of ABI and committees thereof, and minutes of meetings of the Board of Directors of ABI and committees thereof); provided, however, that any such inspection (a) shall be conducted in such manner as not to interfere unreasonably with the operation of the business of ABI and (b) shall not affect any of the representations and warranties hereunder. Each Party will also give prompt written notice to the other Party of any event or development (x) which, had it existed or been known on the date of this Agreement, would have been required to be disclosed under this Agreement, (y) which would cause any of its representations and warranties contained herein to be inaccurate or otherwise materially misleading, or (z) which materially relate to the satisfaction of the conditions set forth in Article VII of this Agreement.

   6.2 Conduct of Business of ABI. With respect to the conduct of the business of ABI and the ABI Subsidiaries between the date of this Agreement and the Effective Time, ABI agrees as follows:

        (a) That ABI and each ABI Subsidiary shall conduct its respective business only in the ordinary course, and maintain its books and records in accordance with past practices except as required by law or regulations or generally accepted accounting principles and shall properly pay or accrue all expenses incurred by them in connection with this Agreement or the Merger;

        (b) That ABI shall not,  without the prior  written  consent of Bancorp:
(i) declare, set aside or pay any dividend or make any other distribution with respect to ABI's capital stock or reacquire any of ABI's outstanding shares, except that ABI may pay a first quarter 1996 cash dividend of $.0625 per share and may pay a cash dividend of no greater than $0.0625 per share for each completed quarter prior to the Effective Time; (ii) issue or sell any shares of capital stock of ABI or any ABI Subsidiary, other than upon the exercise of ABI Options or ABI Warrants; (iii) effect any stock split, stock dividend or other reclassification of ABI's common stock; or (iv) grant any options or issue any warrants exercisable for or securities convertible or exchangeable into capital stock of ABI, grant any stock appreciation or other rights with respect to shares of capital stock of ABI, or grant any Limited Right, as such term is defined in the ABI Option Plan; and

        (c) Subject to Section 6.3 below, that neither ABI nor any ABI Subsidiary shall, without the prior written consent of Bancorp: (i) sell or dispose of any significant assets of ABI or any ABI Subsidiary; (ii) merge or consolidate ABI or any ABI Subsidiary with or otherwise acquire any other entity or file any applications or make any contract with respect to branching by BOA (whether de novo, purchase, sale or relocation); (iii) change the articles of incorporation, charter documents or other governing instruments of ABI or any ABI Subsidiary, except as provided in this Agreement; (iv) grant to any officer, director, or employee of ABI or any ABI Subsidiary any increase in compensation or benefits, other than customary increases in the compensation of non-officer employees made in the ordinary course of business; (v) adopt any new employee benefit plan or arrangement of any type; (vi) authorize severance pay or other benefits for any officer or director of ABI or any ABI Subsidiary; (vii) incur any material obligation or enter into or extend any material agreement or lease;
(viii) engage in any lending activities other than in the ordinary course of business consistent with past practices; (ix) form any subsidiary or cause or permit a material change in the activities presently conducted by ABI or BOA;
(x) purchase any debt securities or derivative securities, including CMO or REMIC products, other than Liquidity Investments; or (xi) purchase any equity securities. The limitations contained in this Section 6.2(c) shall also be deemed to constitute limitations as to the making of any commitment with respect to any of the matters set forth in this Section 6.2(c). Notwithstanding the above, ABI or BOA may pay bonuses to officers and employees and make regular contributions to the BOA 401(k) plan in each case consistent with past practice and prorated for the period beginning January 1, 1996 and ending on the Effective Time, provided that (i) such bonuses shall not exceed the total bonuses paid during 1995, multiplied by a fraction, the numerator of which is the number of whole months in 1996 prior to the Effective Time and the denominator is twelve, and (ii) ABI or BOA may make matching contributions to the BOA 401(k) plan of up to 60% of the first 4% of compensation contributed by an employee under such plan.

    6.3 Takeover Proposals as to ABI.

        (a) Neither ABI nor BOA will authorize any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of ABI or BOA, directly or indirectly, to initiate contact with any person or entity in an effort to solicit, initiate or encourage any "Takeover Proposal" (as such term is defined below) without the prior written consent of Bancorp. Except as the fiduciary duties of the ABI or BOA Board of Directors may otherwise require, neither ABI nor BOA, without the prior written consent of Bancorp, will authorize any officer, director, employee, investment banker, financial consultant, attorney, accountant or other representative of ABI or BOA, directly or indirectly, (A) to cooperate with, or furnish or cause to be furnished any non-public information concerning its business, properties or assets to, any person or entity in connection with any Takeover Proposal; (B) to negotiate any Takeover Proposal with any person or entity; or (C) to enter into any agreement, letter of intent or agreement in principle as to any Takeover Proposal. ABI will promptly give written notice to Bancorp upon becoming aware of any Takeover Proposal. As used in this Agreement with respect to ABI or BOA, "Takeover Proposal" shall mean any proposal, other than as contemplated by this Agreement, for a merger or other business combination involving ABI or BOA or for the acquisition of a substantial equity interest in ABI or BOA, or for the acquisition of a substantial portion of the assets of ABI or BOA, by a person other than the FDIC. Bancorp may require as a condition of any consent provided pursuant to this paragraph 6.3(a) that ABI or BOA promptly forward to Bancorp copies of any materials provided to any such third party. Any consent under this paragraph shall not serve as a waiver of the requirement for payment of the amount set forth in paragraph 6.3(b) unless such waiver is specifically set forth in such consent.

        (b) As a condition of Bancorp's entering into this Agreement, ABI and BOA each covenants, acknowledges and agrees that it shall be a specific, absolute, and unconditionally binding condition precedent to ABI's or BOA's entering into a letter of intent, agreement in principle, or definitive agreement (whether or not considered binding, non-binding, conditional or unconditional) with any third-party with respect to a Takeover Proposal, or supporting or indicating an intent to support a Takeover Proposal, other than this Agreement and the transactions contemplated in this Agreement, regardless of whether ABI and BOA has otherwise complied with the provisions of Section 6.3(a) hereof, that ABI, BOA or such third-party which is a party to the Takeover Proposal shall have paid Bancorp the sum of $650,000 unless Bancorp specifically has waived the payment of such sum in writing. Accordingly, ABI or BOA, respectively, stipulates and covenants that prior to ABI's or BOA's entering into a letter of intent, agreement in principle, or definitive agreement (whether binding or non-binding, conditional or unconditional) with any third-party with respect to a Takeover Proposal or supporting or indicating an intent to support a Takeover Proposal, ABI, BOA or such third-party shall have paid to Bancorp the amount set forth above in immediately available funds to satisfy the specific, absolute, and unconditionally binding condition precedent imposed by this Section 6.3(b). On payment of such amount to Bancorp, Bancorp shall have no cause of action or claim (either in law or equity) whatsoever against ABI, BOA or any officer or director of ABI, BOA or the third party, with respect to or in connection with such Takeover Proposal or this Agreement.

   The requirements, conditions, and obligations imposed by this Section 6.3(b) shall continue in effect from the date of this Agreement until the earliest of
(i) the Effective Time, (ii) December 31, 1998, or (iii) the termination of this
Agreement: (w) by ABI and Bancorp pursuant to Section 7.4(a); (x) by ABI or Bancorp pursuant to Section 7.4(b), provided that ABI also would have been entitled to terminate this Agreement pursuant to such Section 7.4(b) at the time of such termination by Bancorp; (y) by Bancorp pursuant to Section 7.4(c), provided that such termination is based upon failure of one or more of the conditions of either Section 7.1 or Section 7.2(b),(h),(i),(m) or (o); or (z) by ABI pursuant to Section 7.4(d) or (f) of this Agreement; in any of which events, thereafter neither ABI nor any third party that is involved in a Takeover Proposal shall be obligated to pay the amount required by this paragraph (b) of
Section 6.3 as a condition precedent to such transaction.

    6.4 Conduct of Business of Bancorp and the Bank. Between the date of this Agreement and the Effective Time Bancorp agrees that Bancorp and the Bancorp Subsidiaries shall maintain their books and records in accordance with past practices except as required by law or regulations or as permitted by generally accepted accounting principles.

    6.5 Shareholder Approvals. ABI shall call the ABI Shareholders Meeting as referred to in Section 2.3 hereof. In connection with such meeting, the ABI Board of Directors shall recommend approval of the Agreement, the Bank Merger Agreement, and the Merger, subject to its fiduciary duties. ABI shall use its best efforts to solicit proxies in favor of approval from its shareholders and to take all other action necessary or helpful to secure a vote of the holders of the shares of its common stock in favor of the Agreement and the Merger, except as the fiduciary duties of the ABI Board of Directors may otherwise require.

    6.6      Information for Prospectus/Proxy Statement.

        (a) ABI shall furnish such information concerning ABI and the ABI Subsidiaries as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to ABI and the ABI Subsidiaries, to comply with Sections 2.4, 3.6 and 4.4 hereof. ABI agrees promptly to advise Bancorp if at any time prior to the ABI or ABI Shareholders Meeting any information provided by ABI in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect and to provide the information needed to correct such inaccuracy or omission. ABI shall furnish such supplemental information as may be necessary in order to cause such Prospectus/Proxy Statement, insofar as it relates to ABI and the ABI Subsidiaries, to comply with Sections 2.4, 3.6 and 4.4 after the mailing thereof to ABI shareholders.

        (b) Bancorp shall furnish such information concerning Bancorp and the Bancorp Subsidiaries as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to such corporations, to comply with Sections
2.4 and 5.6 hereof. Bancorp agrees promptly to advise ABI if at any time prior to the ABI Shareholders Meeting any information provided by

Bancorp in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect and to provide the information needed to correct such inaccuracy or omission. Bancorp shall furnish such supplemental information as may be necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to Bancorp and the Bancorp Subsidiaries, to comply with Sections 2.4 and
5.6 hereof after the mailing thereof to ABI shareholders.

    6.7 Cooperation to Remove Conditions. In the event of the imposition of a condition to any Governmental Approval which Bancorp, the Bank, ABI or BOA deems to be materially burdensome, Bancorp, the Bank, ABI and BOA agree to take such action as they may mutually deem appropriate for the purpose of obtaining the removal or modification of such condition; provided, however, that nothing in this Section 6.7 shall require Bancorp, the Bank, ABI or BOA to institute any litigation in connection therewith, to continue any actions subsequent to any termination of this Agreement, or to assume any obligation which it deems not to be in its best interest.

    6.8 Filing of Applications. Bancorp, the Bank, ABI and BOA shall use their respective best efforts promptly to prepare, submit and file regulatory applications required by law or regulations with respect to the consummation of the transactions contemplated hereby.

    6.9 Advice Regarding Regulatory Approvals. Each party agrees to provide to the other prompt advice of any material comments received from any regulatory agency which relate to the Merger and, upon request, copies of all documents and correspondences sent to or received from any regulatory agency which relate in any manner to the Merger or the other transactions contemplated by this Agreement.

    6.10 Consents. Each of Bancorp, the Bank, ABI and BOA will use its best efforts to obtain the consent or approval of each person whose consent or approval shall be required in order to permit Bancorp, the Bank, ABI or BOA as the case may be, to consummate the Merger and the other transactions contemplated by this Agreement.

    6.11 Publicity. Between the date of this Agreement and the Effective Time, neither Bancorp, ABI, nor any of their subsidiaries shall, without the prior approval of the other (which approval shall not be unreasonably withheld), issue or make, or permit any of its directors, employees, officers or agents to issue or make, any press release, disclosure or statement to the press or any third party with respect to the Merger or the transactions contemplated hereto, except as required by law. The Parties shall cooperate when issuing or making any press release, disclosure or statement with respect to Merger or the transactions contemplated hereby.

    6.12 Actions to Obtain Insurance. Bancorp acknowledges that, by operation of law, at the Effective Time, Bancorp will assume any and all legally enforceable obligations of ABI to indemnify and defend the directors and officers of ABI pursuant to, to the extent of, and in accordance with the terms and conditions of any such obligations that ABI had to indemnify and defend such persons in effect immediately prior to the Effective Time, in connection with such persons' status or services as directors and officers of ABI, whether by contractual right or by provision of the articles of incorporation of ABI, with respect to any claim asserted or made prior to or at any time after the Effective Time. All such rights to indemnification will continue until the final disposition of such claim regardless of when such claim was made or asserted; provided, however, that nothing contained herein shall increase or lengthen the duration of Bancorp's obligations with respect to such indemnification over that to which ABI would have been subject had the Merger not been consummated. Bancorp and the Bank will use their best efforts to maintain in effect for six (6) years from the Effective Time, if available, the current directors' and officers' liability insurance policy maintained by ABI and BOA (provided that Bancorp may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall Bancorp be required to expend pursuant to this Section 6.12 more than the amount per year equal to 150% of the current annual amount expended by ABI and BOA to maintain or procure such insurance coverage.

    6.13     Employees; Severance; Retention Bonuses.

        (a) Bancorp or the Bank may interview employees of ABI or BOA, with the permission of such employees, provided that such interview shall be conducted in a manner that shall not unreasonably interfere with the operations of ABI or BOA. Bancorp may, but is not required hereby to, seek to continue the employment of all or some employees of ABI or BOA. Bancorp or the Bank, as the case may be, would intend to offer any employees of ABI or BOA which accepted offers of employment by Bancorp or the Bank the compensation and benefits customarily offered by the Bank to its employees as provided in this Section 6.13.

        (b) The Bank shall be obligated to provide cash severance benefits hereunder to each employee of ABI or BOA at the Effective Time (other than those officers or employees listed in Sections 6.13 (a) or (b) of Schedule I) who either (i) is not offered employment by Bancorp or the Bank at compensation, including salary and benefits, at least approximately equal to that paid to the employee prior to the effective time, or (ii) is dismissed, other than for cause (which shall mean commission of a crime, other than a minor traffic offence, incompetence, or failure to follow supervisor's lawful instructions) within the 365 days following the Closing Date, at a rate of two weeks cash base salary (or hourly rate based upon average weekly hours worked during the two months immediately preceding termination of employment) for each full year of employment with ABI, BOA, Bancorp or the Bank, provided, however, that no payment will be made for any accrued but unpaid vacation pay, and provided further that the minimum severance payment to any of such employee who is so terminated shall be six weeks base salary, and provided further that the severance payment for the employee listed in Section 6.13(c) of Schedule I shall be $5,800. Officers listed in Section 6.13(b) of Schedule I shall, in lieu of the above severance benefit, be entitled to employment by Bancorp or the Bank, at their respective rates of compensation in effect immediately prior to the Effective Time, for a period of at least sixty days after the Effective Time, subject to earlier dismissal for cause, as defined above, and any such officer who is employed for such sixty-day period after the Effective Time who is dismissed within the year following the Effective Time, other than for cause, shall be entitled to a severance payment equal to three months base compensation at the rate paid immediately prior to the Effective Time. Any severance payments due to the persons listed on
Schedule 6.13(a) shall be payable upon the Closing.

         (c) Bancorp shall provide for continuation of benefits under Section 4980B of the Internal Revenue Code ("COBRA") for all applicable employees as required by law. Bancorp shall provide such COBRA continuation coverage for the officers listed on Schedule 6.13(a) of Schedule I without a requirement for payment by such officers or their covered dependents (other than in respect of satisfaction of deductibles, co-payments, and the like) for a period of twelve months following the Effective Time or until earlier termination of the rights of such officer and his or her covered dependents to continuation coverage under COBRA.

        (d) In addition to the other payments allowed or permitted hereby, Bancorp shall pay or cause to be paid to each officer and employee, other than any officer listed in Section 6.13(a) of Schedule I, who is continuously employed by ABI or BOA from the date of this Agreement until the Effective Time, an amount equal to one (1) month's base salary, upon the first regular pay date for such officer or employee following the Effective Time (whether or not such officer or Employee continues to be employed on such pay date.

        (e) As soon as practicable after the Effective Time and subject to applicable law, Bancorp shall cause the Bank to provide the employees of ABI or BOA immediately prior to the Effective Time who continue in the employ of Bancorp or the Bank (the "Continuing Employees") with the same health, dental, pension, life insurance, disability and other benefits, if any, which the Bank provides generally to the employees of Bancorp or the Bank. With respect to the provision of such benefits to the Continuing Employees hereunder, to the extent such employees participate after the Effective Time in employee benefit plans other than plans maintained by BOA or ABI, all prior service of such employees with ABI and BOA shall be credited under such plans for purposes of eligibility and vesting, but excluding benefit accrual under any qualified defined benefit pension plan maintained by Bancorp or the Bank.

        (f) Subject to applicable law and the provisions of the applicable plans, at the Closing, or as soon as practicable thereafter, ABI's 401(k) plan shall be merged with and into Bancorp's Cash and Deferred Profit Sharing Plan, the participant's account balances in such ABI 401(k) plan, regardless of the employee's contributions or previous vesting schedule, shall be deemed to be 100% vested, and, if it is not feasible to merge the ABI 401(k) plan with and into Bancorp's Cash and Deferred Profit Sharing Plan because of applicable law, regulation or the terms of either of such plans, the ABI 401(k) plan shall be promptly terminated, and such account balances distributed, in accordance with law and such plan, provided that neither Bancorp nor any Bancorp Affiliate shall be required to make any contribution to, or make any payment to any ABI or Bancorp employee in respect of, the ABI Benefit Plan in excess of the account balance therein or otherwise other than from the assets of such plan.

   6.14 Tax Representations. ABI and BOA shall furnish letters to Stegman & Company, or other tax advisor selected by Bancorp, in such form as may be reasonably requested by such advisor, containing representations sufficient to enable such advisor to render the tax opinion referred to in Section 7.2(m) hereof.

    6.15 ABI Options and ABI Warrants. The ABI Option Plan shall continue in effect but no additional options shall be available for grant thereunder after the Effective Time. From time to time after the Effective Time, Bancorp shall reserve for issuance such number of shares of Bancorp common stock as necessary to permit the exercise of the ABI Options and the ABI Warrants that have been converted into options or warrants for the purchase of Bancorp common stock pursuant to this Agreement. Bancorp shall make all filings required under federal and state securities laws so as to permit the exercise of the ABI Options so converted and the sale of shares received by the optionees upon exercise as contemplated by the ABI Option Plan. Neither the Merger nor the terms of this Agreement shall limit any periods in which the ABI Options and ABI Warrants may be exercised.

    6.16 Cooperation Generally. Between the date of this Agreement and the Effective Time, Bancorp, the Bank, ABI and BOA shall use their best efforts, and take all actions necessary or appropriate, to consummate the Merger and the other transactions contemplated by this Agreement and the Bank Merger Agreement at the earliest practicable date.

                                   ARTICLE VII
                            CONDITIONS OF THE MERGER;
                      FEDERAL TAX TREATMENT OF THE MERGER:
                            TERMINATION OF AGREEMENT

   7.1 General Conditions. The obligations of Bancorp and ABI to effect the Merger shall be subject to the following conditions:

        (a) Stockholder Approval. The holders of the outstanding shares of ABI common stock shall have approved this Agreement, the Bank Merger Agreement, and the Merger as specified in Section 2.3 hereof or as otherwise required by applicable law.

        (b) No Proceedings. No order shall have been entered and remain in force restraining or prohibiting the Merger or the Bank Merger in any legal, administrative, arbitration, investigatory or other proceedings (collectively, "Proceedings") by any governmental or judicial or other authority.

        (c) Government Approvals. All Governmental Approvals shall have been obtained or made and any waiting periods shall have expired in connection with the consummation of the Merger and the Bank Merger. All other statutory or regulatory requirements for the valid consummation of the Merger, the Bank Merger, and related transactions shall have been satisfied.

        (d) Registration Statement. The Registration Statement shall have been declared effective and shall not be subject to a stop order of the SEC and, if the offer and sale of Bancorp's common stock in the Merger pursuant to this Agreement is subject to the Blue Sky laws of any state, shall not be subject to a stop order of any state securities commissioner.

    7.2 Conditions to Obligations of Bancorp. The obligations of Bancorp to effect the Merger shall be subject to the fulfillment of each of the following additional conditions:

        (a) Opinion of Counsel for ABI. Bancorp shall have received from Muldoon, Murphy & Faucette, special counsel to ABI, an opinion dated as of the Closing covering the matters set forth in Exhibit C.

        (b) Required Consents. In addition to Governmental Approvals, Bancorp and the Bank shall have obtained all necessary third party consents or approvals in connection with the Merger, the absence of which could adversely and significantly affect Bancorp or the Bancorp Subsidiaries or the value of the Merger to them.

        (c) ABI Accountants' Letter. Bancorp shall have received from Rowles & Company, independent accountants as to ABI, letters dated the date of mailing of the Prospectus/Proxy Statement and the date of the Closing to the effect that:
(i) with respect to ABI they are independent accountants within the meaning of the 1933 Act and 1934 Act and the applicable rules and regulations thereunder, (ii) it is their opinion that the audited financial statements of ABI included in the Prospectus/Proxy Statement comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and 1934 Act and the applicable published accounting rules and regulations thereunder, (iii) on the basis of such procedures as are set forth therein but without performing an examination in accordance with generally accepted auditing standards nothing has come to their attention which would cause them to believe that (A) any unaudited interim financial statements appearing in the Prospectus/Proxy Statement do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and 1934 Act and the published rules and regulations thereunder; (B) said financial statements are not stated on a basis substantially consistent with that of the audited financial statements; (C) (1) at the date of the latest available quarter-end financial statements of ABI and at a specific date not more than five business days prior to the date of each such letter there has been, except as specified in such letter, any increase in the outstanding capital stock (other than shares of ABI common stock issued upon the exercise of ABI Options of ABI Warrants), or indebtedness for borrowed money of ABI (other than deposits) or any decrease in the stockholders' equity thereof as compared with amounts shown in the latest statement of financial condition included in the Prospectus/Proxy Statement, or (2) for the period from the date of the latest audited financial statements of ABI included in the Prospectus/Proxy Statement to a specific date not more than five business days prior to the date of each such letter, there were, except as specified in such letter, any decreases, as compared with the corresponding period in the preceding year, in net income for ABI or any increase, as compared with the corresponding period in the preceding year, in the provision for loan losses for ABI, (iv) they have performed certain specific procedures as a result of which they determined that certain information of an accounting, financial or statistical nature included in the Prospectus/Proxy Statement and requested by ABI and agreed upon by such accountants, which is expressed in dollars (or percentages obtained from such dollar amounts) and obtained from accounting records which are subject to the internal controls of ABI's accounting system or which has been derived directly from such accounting records by analysis or computation is in agreement with such records or computations made therefrom (excluding any questions of legal interpretation), and (v) on the basis of such procedures as are set forth in such letter, nothing came to their attention which would cause them to believe that the pro forma financial statements had not been properly compiled on the pro forma basis described therein. The letters required hereby shall be prepared in accordance with auditing standards applicable to "Special Reports - Applying Agreed-Upon Procedures" and shall not be deemed "cold comfort" letters of the type provided to underwriters as defined in the 1933 Act.

        (d) No Material Adverse Change. Between December 31, 1995 and the date of Closing, there shall not have occurred any material adverse change in the financial condition, business, or results of operations of ABI, except as disclosed at or prior to the date of this Agreement pursuant to Section 3.5 hereof.

        (e) Adequate Allowance for Loan Losses. The allowance for loan losses recorded by ABI in its interim or annual financial statements as of the end of the last two calendar quarters prior to the Closing (i) shall have been prepared in accordance with generally accepted accounting principles, and (ii) shall have been sufficient to absorb all reasonably anticipated losses on loans or leases at the date thereof based upon generally accepted accounting principles.

        (f) Nonaccruing and other Problem Assets. All past due, nonaccruing, and restructured loans and leases, and all nonperforming assets and other real estate shall have been recorded by ABI in its interim or annual financial statements as of the end of the last two calendar quarters prior to the Closing as required by generally accepted accounting principles.

        (g) Representations and Warranties to be True; Fulfillment of Covenants and Conditions. The representations and warranties of ABI and BOA shall be true in all material respects at the Effective Time with the same effect as though made at the Effective Time (except with respect to those representations and warranties made as of a certain date, which need be true and correct only as of such date); ABI and BOA each shall have performed all obligations and complied with each covenant, in all material respects, and all conditions under this Agreement on its part to be performed or complied with at or prior to the Effective Time; and ABI and BOA shall have delivered to Bancorp a certificate, dated the Effective Time and signed by their chief executive officers and chief financial officers, to such effect.

        (h) Bancorp Accountants' Letter. Bancorp shall have received from Stegman & Company, or other independent accountants acceptable to Bancorp, a letter dated the Effective Time, in substance reasonably acceptable to Bancorp, stating its opinion that, based upon the information furnished to it, the Merger should be accounted for by Bancorp as a pooling of interests for financial statement purposes and that such accounting treatment is in accordance with generally accepted accounting principles.

        (i) Conditions to Regulatory Approvals. The Governmental Approvals shall have been granted to Bancorp, the Bank, ABI or BOA, as the case may be, without the imposition of any condition that Bancorp, reasonably and in good faith, has determined to be materially burdensome to Bancorp or the Surviving Bank.

        (j) No Litigation. Neither ABI nor any ABI Subsidiary shall be a party to any pending litigation which, if determined adversely to ABI or any ABI Subsidiary, would have a material adverse effect on the business, financial condition or results of operations of ABI or BOA, taken as a whole.

        (k) Stock Options, Etc. No securities shall have been issued by ABI or BOA since the date of the Agreement except pursuant to the exercise of options and warrants described in Section 3.2 hereof. No options, convertible securities, warrants, or other rights to purchase or acquire any security of ABI or any ABI Subsidiary from ABI or any ABI Subsidiary shall have been issued since the date of this Agreement. ABI shall not have purchased, repurchased, or redeemed any outstanding shares of ABI common stock after the date of this Agreement.

        (l) Compliance with Regulatory Requirements. ABI and each ABI Subsidiary shall have complied in all material respects, including, without limitation, time limits for submissions, required by any and all agreements, notices, orders, directives, memorandums or supervisory resolutions which are or have been binding upon ABI or any ABI Subsidiary at any time.

        (m) Tax Opinion. Bancorp shall have received an opinion from Stegman & Company, or other tax advisor satisfactory to it, or shall have received a private letter ruling from the Internal Revenue Service, in either case in a form reasonably satisfactory to Bancorp and to the effect that:

   (i) The Merger and the Bank Merger each will qualify as a "reorganization" under Section 368(a)(i)(A) of the Internal Revenue Code of 1986, as amended;
   (ii) No gain or loss will be recognized by Bancorp, the Bank, ABI or BOA by reason of the Merger or the Bank Merger;
   (iii) No gain or loss will be recognized by any ABI shareholder (except in connection with the receipt of cash in lieu of a fractional share of Bancorp common stock or upon the exercise of Dissenters' Rights) upon the exchange of ABI common stock for Bancorp common stock in the merger;
   (iv) The basis of the Bancorp common stock received by an ABI shareholder who exchanges ABI common stock for Bancorp common stock will be the same as the basis of the ABI stock surrendered in exchange therefor (subject to adjustments required as the result of receipt of cash in lieu of a fractional share of Bancorp common stock);
   (v) The holding period of the Bancorp common stock received by an ABI shareholder receiving Bancorp common stock will include the period during which the ABI common stock surrendered in exchange therefor was held (provided that such common stock of such ABI shareholder was held as a capital asset at the Effective Time); and
   (vi) Cash received by an ABI shareholder in lieu of a fractional share interest of Bancorp common stock will be treated as having been received as a distribution in redemption of the fractional share interest of Bancorp common stock which he would otherwise be entitled to receive, subject to the provisions and limitations of Section 302 of the Code.

        (n) Affiliate Letters. Each director, officer and other person who is an affiliate , and their affiliates, for purposes of Rule 145 under the 1933 Act, shall have delivered to Bancorp, prior to the Effective Date, a written agreement, in form satisfactory to counsel for Bancorp, providing that such person will not sell, pledge, transfer, or otherwise dispose of the shares of Bancorp common stock to be received by such person in the Merger unless such sales are pursuant to an effective registration statement under the 1933 Act or pursuant to Rule 145 of the SEC or another exemption from the registration requirements under the 1933 Act, and will comply with the restrictions on transfer of such shares imposed by Topic 2-E of the SEC's Accounting Series Releases relating to pooling of interests accounting treatment.

    (o) Dissenting Shares. The total number of shares of ABI common stock, if any, as to which Dissenters' Rights have been asserted shall not exceed 5% of the total number of outstanding shares of ABI common stock.

    7.3 Conditions to Obligations of ABI. The obligations of ABI to effect the Merger shall be subject to fulfillment of each of the following conditions:

        (a) Opinion of Counsel for Bancorp. ABI shall have received from Kennedy & Baris, L.L.P., special counsel to Bancorp, an opinion dated as of the Closing covering the matters set forth in Exhibit D.

        (b) Required Consents. In addition to Governmental Approvals, Bancorp and the Bank shall have obtained all necessary third party consents or approvals in connection with the Merger, the absence of which would materially and adversely effect Bancorp and the Bancorp Subsidiaries, taken as a whole.

        (c) No Material Adverse Change. Between December 31, 1995 and the date of Closing, there shall not have occurred any material adverse change in the financial condition, business or results of operations of Bancorp and the Bancorp Subsidiaries, taken as a whole, except as disclosed at or prior to the date of this Agreement pursuant to Section 5.5 hereof.

        (d) Fairness Opinion. ABI shall have received a fairness opinion from Ferris Baker Watts dated as of the date of this Agreement and updated as of the date of the proxy statement related to the Merger stating that the financial consideration to be paid to the shareholders of ABI in the Merger is fair from a financial point of view.

        (e) Representations and Warranties to be True; Fulfillment of Covenants and Conditions. The representations and warranties of Bancorp shall be true at the Effective Time with the same effect as though made at the Effective Time (except with respect to those representations and warranties made as of a certain date, which need be true and correct only as of such date); Bancorp shall have performed all obligations and complied with each covenant, in all material respects, and all conditions under this Agreement on its part to be performed or complied with at or prior to the Effective Time; and Bancorp shall have delivered to ABI a certificate, dated the Effective Time and signed by its chief executive officer and chief financial officer, to such effect.

        (f) No Litigation. Neither Bancorp nor any Bancorp Subsidiary shall be a party to any pending litigation which, if determined adversely to Bancorp or any Bancorp Subsidiary, would have a material adverse effect on the business, financial condition or results of operations of Bancorp and the Bancorp Subsidiaries, taken as a whole.

        (g) Affiliate Purchases. Neither Bancorp, Bank nor any Affiliate of Bancorp or the Bank shall have purchased shares of Bancorp in the thirty (30) days prior to the Effective Time.

    7.4 Termination of Agreement and Abandonment of Merger. This Agreement may be terminated at any time before the Effective Time, whether before or after approval thereof by shareholders of ABI, as provided below:

        (a) Mutual Consent. By mutual consent of the Parties, evidenced by their written agreement.

        (b) Closing Delay. At the election of Bancorp or ABI, evidenced by written notice, if the Closing shall not have occurred on or before December 31, 1996, or such later date as shall have been agreed to in writing by the Parties; provided, however, that the right to terminate under this Section 7.4(b) shall not be available to any Party whose failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date.

        (c) Conditions to Bancorp Performance Not Met. By Bancorp upon delivery of written notice of termination to ABI if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of Bancorp to effect the Merger set forth in Sections 7.1 and 7.2, and noncompliance is not waived by Bancorp, provided that Bancorp has previously provided proper notice in accordance with this Agreement to ABI regarding the failure of such condition and such condition has not been cured within 30 days of such notice;

        (d) Conditions to ABI Performance Not Met. By ABI upon delivery of written notice of termination to Bancorp if any event occurs which renders impossible of satisfaction in any material respect one or more of the conditions to the obligations of ABI to effect the Merger set forth in Sections 7.1 and 7.3 and noncompliance is not waived by ABI, provided that ABI has previously provided proper notice in accordance with this Agreement to Bancorp regarding the failure of such condition and such condition has not been cured within 30 days of such notice;

        (e) Pursuit of Other Offers. By Bancorp if (A) ABI or BOA enters into any agreement, letter of intent or agreement in principle with the intent to pursue or effect a Takeover Proposal, (B) the ABI Board of Directors fails to recommend to the ABI shareholders approval of this Agreement or the Merger or withdraws such recommendation to the ABI shareholders, or (C) the ABI Board of Directors fails to solicit ABI shareholders' proxies to approve the Merger, or to take all other action (such as ensuring proper conduct of the meeting referred to in Section 2.3 hereof) necessary to secure a vote in favor of this Agreement, the Merger and the Bank Merger.

        (f) Decline in Price of Bancorp Common Stock. By ABI, if its Board of Directors so determines by a two-thirds or greater majority vote of the members of its entire Board, on a day during the period beginning upon the date on which all General Conditions set forth in Section 7.1 of this Agreement (without regard to any waiting periods required thereby) first have been satisfied and ending at midnight of the fourth business day after the date that such conditions are so satisfied (such period, the "Adjustment Notice Period"), provided that the Average Closing Price shall be less than $33.00, unless, during the Adjustment Notice Period, the Board of Bancorp shall have determined by majority vote to increase the number of shares of Bancorp common stock to be exchanged for each share of ABI common stock under this Agreement to equal the quotient, expressed to five decimal places, of 20.65 divided by the Average Closing Price, and shall have given notice of such decision to ABI pursuant to
Section 10.4 hereof. All such per share amounts are subject to adjustment for stock splits, stock dividends and reclassifications as provided in Section 2.2 hereof.

        (g) Increase in Price of Bancorp Common Stock. By Bancorp, if its Board of Directors so determines by a two-thirds or greater majority vote of the members of its entire Board, on a day during the period beginning upon the date on which all General Conditions set forth in Section 7.1 of this Agreement
(without regard to any waiting periods required thereby) first have been satisfied and ending at midnight of the fourth business day after the date that such conditions are so satisfied (such period, the "Adjustment Notice Period"), provided that the Average Closing Price shall be greater than $40.375, unless, during the Adjustment Notice Period, the Board of ABI shall have determined by majority vote to decrease the number of shares of Bancorp common stock to be exchanged for each share of ABI common stock under this Agreement to equal the quotient, expressed to five decimal places, of 25.27 divided by the Average Closing Price, and shall have given notice of such decision to Bancorp pursuant to Section 10.4 hereof. All such per share amounts are subject to adjustment for stock splits, stock dividends and reclassifications as provided in Section 2.2 hereof.

                                  ARTICLE VIII
                 TERMINATION OF OBLIGATIONS; PAYMENT OF EXPENSES

    8.1 Termination; Lack of Survival of Representations and Warranties. In the event that this Agreement is terminated, the Parties shall have no further obligations hereunder except as to the obligations contained in Sections 6.3, 8.2, 8.3 and 10.2 hereof.

    8.2 Payment of Expenses. Except as provided in Sections 8.2(f) or 8.3 hereof, the Parties agree that fees and out-of-pocket expenses incurred in connection with this Agreement, the Merger and the transactions contemplated hereby, shall be paid as follows:

        (a) all fees and disbursements of legal counsel, consultants, and accountants (including fees and disbursements in connection with the accountants' letter required by Section 7.2(c)) shall be paid by the party employing such persons;

        (b) all expenses in connection with the printing and mailing of the Prospectus/Proxy Statement, and submission of such Prospectus to the SEC and state securities authorities shall be paid by Bancorp;

        (c) all proxy solicitation costs and related fees and expenses other than those described in Section 8.2(b) shall be paid by ABI;

        (d) all fees and other expenses in connection with the preparation and filing of applications and reports to the Federal Reserve, the OCC, the FDIC, the United States Department of Justice, the FTC, the Commissioner, and other federal or state authorities in connection with the Merger shall be paid by the party incurring such fees and expenses; and

        (e) all other fees and out-of-pocket expenses incurred in connection with the Merger shall be paid by the party incurring such fees and expenses.

        (f) Notwithstanding the above, in the event the Merger is not consummated by reason of a material breach of this Agreement by Bancorp or Bank, Bancorp and Bank agree to pay or reimburse ABI or BOA, as the case might be, for all out-of-pocket expenses incurred by ABI or BOA in connection with the Merger, including fees and expenses of attorneys, accountants, investment bankers and other professionals, up to a maximum of $150,000.00.

    8.3 Liquidated Damages In the event the Merger is not consummated by reason of a material breach of this Agreement by ABI or BOA, or, without limitation, a termination pursuant to Section 7.4(e), the Parties agree that the actual damages which might be sustained by Bancorp are uncertain and difficult of ascertainment and that the following payment would be reasonable and just compensation for such breach, and ABI shall pay to Bancorp $650,000 as a break-up fee. Payment under this section shall be in full satisfaction of any payment due to Bancorp under Section 6.3(b), and payment under Section 6.3(b) shall be in full satisfaction of any payments due to Bancorp pursuant to this section 8.3. This payment shall constitute liquidated damages, and not a penalty and upon payment thereof ABI shall have no further liability under this Agreement to Bancorp.

                                   ARTICLE IX
            CLOSING; ASSETS AND LIABILITIES OF SURVIVING CORPORATION

    9.1 Exchange of Certificates.

        (a) After the Effective Time, holders of certificates theretofore evidencing outstanding shares of ABI common stock, upon surrender of such certificates to an exchange agent appointed by Bancorp (the "Exchange Agent"), shall be entitled to receive certificates representing the number of whole shares of Bancorp common stock into which shares of Bancorp common stock theretofore represented by the certificates so surrendered shall have been converted, as provided in Section 2.2 hereof, and cash payments in lieu of fractional shares, if any, as provided in Section 9.2 hereof. Within three Business Days after the Effective Time, the Exchange Agent will send a notice and transmittal form to each ABI shareholder of record at the Effective Time ("Record Holder") whose Bancorp stock shall have been converted into Bancorp common stock advising such shareholder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent outstanding certificates formerly evidencing ABI common stock in exchange for new certificates for Bancorp common stock. Upon surrender, each certificate evidencing ABI common stock shall be cancelled.

        (b) Until surrendered as provided in Section 9.1(a) hereof, each outstanding certificate which, prior to the Effective Time, represented ABI common stock (other than shares cancelled at the Effective Time pursuant to
Section 9.1(d) hereof and Dissenters' Shares) will be deemed for all corporate purposes to evidence ownership of the number of whole shares of Bancorp common stock into which the shares of ABI common stock formerly represented thereby were converted. However, until such outstanding certificates formerly representing ABI common stock are so surrendered, no dividend payable to holders of record of Bancorp common stock shall be paid to any holder of such outstanding certificates, but upon surrender of such outstanding certificates by such holder there shall be paid to such holder the amount of any dividends, without interest, theretofore paid with respect to such whole shares of Bancorp common stock, but not paid to such holder, and which dividends had a record date occurring on or subsequent to the Effective Time and the amount of any cash, without interest, payable to such holder in lieu of fractional shares pursuant to Section 9.2 hereof. After the Effective Time, there shall be no further registration of transfers on the records of ABI of outstanding certificates formerly representing shares of ABI common stock and, if a certificate formerly representing such shares is presented to ABI or ABI, it shall be forwarded to the Exchange Agent for cancellation and exchange for certificates representing shares of Bancorp common stock as herein provided.

        (c) If any new certificate for Bancorp common stock is to be issued in the name other than that in which the certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance therefor that the certificate surrendered in exchange shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such transfer pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of a new certificate for shares of Bancorp common stock in any name other than that of the registered holder of the certificate surrendered, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

        (d) ABI Shares Held by Bancorp. Any shares of ABI common stock which are owned or held by Bancorp or any Bancorp Subsidiary at the Effective Time (other than shares held in trust or similar capacity) shall cease to exist, and the certificates for such shares shall as promptly as practicable be cancelled and no shares of capital stock of Bancorp shall be issued or exchanged therefor.

    9.2 No Fractional Shares. Notwithstanding any term or provision hereof, no fractional shares of Bancorp common stock, and no certificates or script therefor, or other evidence of ownership thereof, will be issued in exchange for any shares of Bancorp common stock; no dividend or distribution with respect to Bancorp common stock shall be payable on or with respect to any fractional share interests; and no fractional share interest shall entitle the owner thereof to vote or to any other rights of a shareholder of Bancorp. In lieu of such fractional share interest, any holder of ABI common stock who would otherwise be entitled to a fractional share of Bancorp common stock will, upon surrender of his certificate or certificates representing ABI common stock outstanding immediately prior to the Effective Time, be paid the cash value of such fractional share interest, which shall be equal to the product of the fraction multiplied by the "Market Value," as hereinafter defined, of one share of Bancorp common stock. For the purposes of determining any such fractional share interests, all shares of ABI common stock owned by a ABI shareholder shall be combined so as to calculate the maximum number of whole shares of Bancorp common stock issuable to such Bancorp shareholder. "Market Value" shall be $36.75, as adjusted for any stock splits, dividends or reclassifications effected after the date hereof.

    9.3 Closing. The closing of the Merger (the "Closing") shall occur at the principal offices of Bancorp, at a time and on a date specified in writing by the parties, which date shall be as soon as practicable, but not more than fifteen (15) days, after the receipt of all requisite approvals and authorizations of regulatory and governmental authorities, the expiration of all applicable waiting periods and the satisfaction or waiver of all conditions hereto. The date at which the Closing occurs is occasionally referred to herein as the "Closing Date."

    9.4 The Effective Time. The Merger shall become  effective upon the later of
(i) the filing of the Articles of Merger in substantially the form attached hereto as Exhibit A with the Maryland State Department of Taxation and Assessments (the "Department") or (ii) the time set forth in the Articles of Merger filed with the Department (the "Effective Time"). Except as otherwise agreed in writing, the Effective Time shall be within one business day of the Closing.

    9.5 Closing of Transfer Books. At the Effective Time, the transfer books for ABI common stock shall be closed, and no transfer of shares of ABI common stock shall thereafter be made on such books.

    9.6 Effect of the Merger. At the Effective Time, the separate corporate existence of ABI shall cease and Bancorp as the Surviving Corporation shall succeed to and possess all of the properties, rights, powers, privileges, franchises, patents, trademarks, licenses, registrations, and other assets of every kind and description of ABI, and shall be subject to, and be responsible for, all debts, liabilities, and obligations of ABI, all without further act or deed, and in accordance with the applicable provisions of the MGCL.


                                    ARTICLE X
                                     GENERAL

    10.1 Amendments. Subject to applicable law, this Agreement may be amended, whether before or after any relevant approval of the ABI shareholders, by an agreement in writing executed in the same manner as this Agreement and authorized or ratified by the Boards of Directors of the Parties, provided that, after the adoption of the Agreement by the shareholders of ABI, no such amendment without further shareholder approval may (i) change the amount or form of the consideration to be received by the ABI shareholders in the Merger, or
(ii) change any other terms or conditions of the Agreement if any of the changes, alone or in the aggregate, would materially adversely affect the shareholders of ABI; and further provided that no such amendment may be made after the filing of the Articles of Merger pursuant to Section 9.4 hereof.

    10.2     Confidentiality.

    (a) All information disclosed hereafter by any party to this Agreement to any other party to this Agreement shall be kept confidential by such other party and shall not be used by such other party otherwise than as herein contemplated except to the extent that (i) it was known by such other party when received,
(ii) it is or hereafter becomes lawfully obtainable from other sources other than as a result of disclosure contrary to this paragraph, (iii) it is necessary or appropriate to disclose to the Federal Reserve, the OCC, the FDIC, the Commissioner, or any other regulatory authority having jurisdiction over the Parties or their subsidiaries or as may otherwise be required by law, or (iv) to the extent such duty as to confidentiality is waived by the other party. In the event of the termination of this Agreement, each party shall use all reasonable efforts to return upon request to the other Parties all documents (and reproductions thereof) received from such other Parties (and, in the case of reproductions, all such reproductions made by the receiving party) that include information not within the exceptions contained in the first sentence of this Section 10.2.

    (b) Each party to this Agreement will insure that its respective officers, directors, investment bankers and other representatives who are given access to information which is required to be kept confidential hereunder on behalf of such party will be bound by and will conduct their investigation in accordance with the terms of this Agreement. If Bancorp and the Bank on the one hand, or ABI, on the other hand, is required by legal process or by operation of applicable law to disclose any information supplied pursuant to this Agreement, it is agreed that such party will provide the other with prompt notice of such request(s) (except to the extent such notice is prohibited by law) so that Bancorp, the Bank or ABI, as applicable, may seek an appropriate protective order and/or waive compliance with the provisions regarding confidentiality of this Agreement with respect to such information. It is further agreed that, if after compliance with the foregoing requirement, a party is, in the opinion of its counsel, compelled to disclose information concerning the other to any tribunal, governmental agency or person or else stand liable for contempt or suffer other censure or penalty, such party may disclose such information to such tribunal, agency or person without liability hereunder.

    10.3 Governing Law. This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of the State of Maryland without taking into account any provision regarding choice of law, except to the extent certain matters may be governed by federal law by reason of preemption.

    10.4 Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if sent by registered mail or certified mail, postage prepaid, addressed:

If to Bancorp or Bancorp, to:

             Hunter R. Hollar
             President and Chief Executive Officer
             Sandy Spring Bancorp, Inc.
             Sandy Spring National Bank of Maryland
             17801 Georgia Avenue
             Olney, Maryland  20832
        with a copy to:

             James I. Lundy, III, Esquire
             Kennedy & Baris, L.L.P.
             4719 Hampden Lane
             Bethesda, Maryland  20814

If to ABI or BOA:
             John W. Marhefka, Jr.
             President and Chief Executive Officer
             Annapolis Bancshares, Inc.
             Bank of Annapolis
             2024 West Street
             Annapolis, Maryland  21401

        with a copy to:

             John Bruno, Esquire
             Muldoon Murphy & Faucette
             5101 Wisconsin Avenue, N.W.
             Washington, D.C.  20016

or such other address as shall be furnished in writing by any such party, and any such notice or communication shall be deemed to have been given two business days after the date of such mailing (except that the notice of change of address shall not be deemed to have been given until received by the addressee). Notices also may be sent by telegram, telex, facsimile transmission or hand delivery and in such event shall be deemed to have been given as of the date received.

    10.5 No Assignment. This Agreement may not be assigned by any of the Parties, by operation of law or otherwise, except as contemplated hereby and except that all of the terms and provisions hereof shall be binding upon Bancorp as the Surviving Corporation and the Bank as the Surviving Bank.

    10.6 Headings. The description heading of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

    10.7   Counterparts.   This  Agreement  may  be  executed  in  one  or  more
counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to each of the other Parties.

    10.8 Construction and Interpretation. Except as the context otherwise requires, (a) all references herein to any state or federal regulatory agency shall also be deemed to refer to any predecessor or successor agency, and (b) all references to state and federal statutes or regulations shall also be deemed to refer to any successor statute or regulation.

    10.9 Entire Agreement. This Agreement, together with the schedules, lists, exhibits and certificates required to be delivered hereunder, and any amendment hereafter executed and delivered in accordance with Section 10.1, constitutes the entire agreement of the Parties, and supersedes any prior written or oral agreement or understanding among any of the Parties pertaining to the Merger. This Agreement is not intended to confer upon any other persons any rights or remedies hereunder except as expressly set forth herein.

    10.10 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of the Agreement.

    IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its officer thereunder duly authorized, all as of the date set forth above.

[SEAL]                                    ANNAPOLIS BANCSHARES, INC.

                                          By:    /s/ John W. Marhefka Jr.
/s/ Russell J. Grimes, Jr.                      --------------------------------
- --------------------------------
ATTEST                                    Name:  John W. Marhefka Jr.
                                          Title: President and Chief Executive
                                                   Officer

[SEAL]                                 BANK OF ANNAPOLIS

/s/ Russell J. Grimes, Jr.
- --------------------------------       By:    /s/ John W. Marhefka Jr.
ATTEST                                          --------------------------------
                                       Name:  John W. Marhefka Jr.
                                       Title: President and Chief Executive
                                                Officer

[SEAL]                                 SANDY SPRING NATIONAL
                                           BANK OF MARYLAND

/s/ Marjorie S. Cook
- -------------------------------           By:   /s/ Hunter R. Hollar
ATTEST                                         ---------------------------------
                                          Name:  Hunter R. Hollar
                                          Title: President and
                                                   Chief Executive Officer


[SEAL]                                    SANDY SPRING BANCORP, INC.

                                          By:   /s/ Hunter R. Hollar
/s/ Marjorie S. Cook                           ---------------------------------
- -------------------------------
ATTEST                                    Name:  Hunter R. Hollar
                                          Title: President and
                                                   Chief Executive Officer

                                   Appendix B

                  Fairness Opinion of Ferris Baker Watts, Inc.

                        [FERRIS BAKER WATTS LETTERHEAD]




                                                      April 16, 1996

The Board of Directors
Annapolis Bancshares, Inc.
2024 West Street
Annapolis, MD  21401

Gentlemen:

    You have requested an opinion as to the fairness, from a financial point of view, to the holders of the outstanding Common Stock of Annapolis Bancshares, Inc. (the "Company") of the proposed consideration offered by Sandy Spring Bancorp, Inc. ("Sandy Spring") described in the draft Agreement and Plan of Reorganization as of April 12, 1996 by and among Sandy Spring Bancorp, Sandy Spring National Bank of Maryland, Bank of Annapolis, and the Company (the "Agreement"). We were retained by the Board of Directors of the Company and commenced our investigation of the Company on March 25, 1996.

    Pursuant to the  Agreement,  each  shareholder  of the Company  will receive
0.62585 shares of Sandy Spring for each share of the Company provided the weighted average per share price of Sandy Spring, as defined in the Agreement, is between $32.125 and $41.25. If the share price of Sandy Spring is outside of this range, the exchange ratio shall be adjusted so that the consideration shall be equal to approximately $23.00 per share.

    In connection with this opinion, we have reviewed, among other things, (i) the letter of intent, (ii) drafts of the Agreement, (iii) annual reports for the four fiscal years ended December 31, 1995 and annual reports on form 10-K of the Company for the four fiscal years ended December 31, 1995, (iv) quarterly reports on form 10-Q for the past three years, (v) expected financial results for the current fiscal year and (vi) projected financial results for the years 1996 through 1998. We have held discussions with the members of the management of the Company regarding its past and current business operations, financial condition and future prospects. We have reviewed the reported price and trading activity for the shares of both Sandy Spring and the Company; compared certain financial and stock market information concerning the Company with similar information for certain other regional community banks, the securities of which are publicly traded; reviewed the terms of recent banking combinations; and have performed such other studies and analysis as we considered appropriate.

    Currently, we make a market in the Company's common stock and we periodically prepare research reports on the banking industry. Ferris, Baker Watts, Incorporated, its clients, its officers or its employees, in the normal course of business, may have a position in the common stock of the Company and Sandy Spring.

    In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information reviewed by us for purposes of this opinion whether publicly available or provided to us by the Company and Sandy Spring, and we have not assumed any responsibility for independent verification of such information. We express no opinion as to the consideration to be received by holders of shares who may perfect dissenters' statutory fair appraisal remedies. Based upon the foregoing and based upon such other matters that we consider relevant, it is our opinion that as of the date hereof, the consideration to be received by the shareholders of the Company as a result of the Agreement (as outlined in draft of the Agreement as of April 12, 1996) is fair from a financial point of view.



                                        Very truly yours,

                                        FERRIS, BAKER WATTS, INC.

                                   Appendix C



           Annual Report to Shareholders of Annapolis Bancshares, Inc.
                      for the year ended December 31, 1995

DEAR STOCKHOLDER
- --------------------------------------------------------------------------------


     WE ARE PLEASED AND PROUD to present our seventh Annual Report to Stockholders, which provides details of another record year of growth and earnings performance for Annapolis Bancshares, Inc. and its wholly-owned subsidiary, Bank of Annapolis. While achieving 22.8% Asset growth to $81.9 Million and 23.7% Loan growth to $68.0 Million, the Company accomplished its first million dollar earnings year during 1995. The Company's 1995 Net Income of $1,071,347, or $1.42 per share, represented a 1.46% return on average assets, a 13.6% return on average equity, and a 21.4% increase over 1994 earnings.
     During 1995, we also took significant steps to further enhance the liquidity and market value of the stock, as well as to increase substantially our capitalization so as to provide additional reserves to support our future growth. The Company's shares were listed on the NASDAQ Small Cap Market in March, and we have seen the market price rise steadily since that time. Your Board of Directors declared a 20% stock dividend which was paid to all stockholders in December as part of a strategy to increase your stock's trading volume and liquidity. Both the amount of cash dividends paid and the market price of the stock increased significantly during 1995. Also, the Company raised an additional $1,142,743 of equity capital during 1995 from the sale of common stock resulting from the exercise of previously issued stock warrants and options. This new capital, combined with our strong earnings, resulted in a 29.9% increase in Total Stockholder Equity during 1995.
     As we move into 1996, we are proud of our past accomplishments and well positioned for even greater future success. We have carved a niche in the highly competitive local banking market by adhering to a philosophy of providing quality financial products and first rate personal service to our increasing customer base. We made significant inroads into the mortgage banking business during 1995 by establishing a full line of competitively priced home loan products, which we expect to contribute substantially to earnings in 1996 and beyond. Consolidation within the banking industry has created a wealth of opportunity for us to continue to grow and prosper as a locally owned and managed community bank. We are succeeding in attracting many new customers who prefer to bank with one of the few remaining hometown banks, giving added meaning to our slogan, "If you live or work in our Hometown. . . . we want to be your Bank".
     Our goal is to continue building financial strength through controlled growth. Leadership at Annapolis Bancshares, Inc. remains the cornerstone of our success to date. We have been fortunate to attract many capable, experienced, and motivated employees who serve the Company with pride and efficiency. We deeply appreciate the support of our stockholders, who provide the backbone of our community support, and the advice and energy of our Board of Directors. At Annapolis Bancshares, Inc., we have continued to build on our commitment to our most important assets . . . our customers and our community. We remain committed to building value in your stock while adding value to our local community.

Very truly yours,


/s/ Stanley H. Katsef               /s/ John W. Marhefka, Jr.
Stanley H. Katsef                   John W. Marhefka, Jr.
Chairman of the Board               President & Chief Executive Officer

March 8, 1996

BUSINESS
- --------------------------------------------------------------------------------

General

     Annapolis Bancshares, Inc. (hereinafter referred to as "the Company") was organized as a Maryland corporation on October 24, 1988. On January 12, 1989, the Company's S-1 registration statement became effective, and the Company thereby proceeded to sell 336,069 shares of $1.00 par value common stock at a price of $10.00 per share. The public offering was completed on May 30, 1989. On June 12, 1989, the Company acquired 100% of the outstanding shares of capital stock of Bank of Annapolis (hereinafter "the Bank"), a Maryland chartered, Federal Reserve System member trust company whose deposit accounts are insured by the Federal Deposit Insurance Corporation (hereinafter "the FDIC"). The acquisition was accomplished by issuing 100,000 shares of the Company's common stock, in exchange for all the 100,000 outstanding shares of common stock of the Bank. The Company has since operated as a one-bank holding company, registered under the Bank Holding Company Act of 1956. The Bank currently operates one retail branch location, which also serves as corporate headquarters for the Company. At March 8, 1996, the Company and the Bank have a total of twenty-five
(25) employees. The only material activity of the Company is the operation of the Bank.
     As of March 8, 1996, 784,175 shares of the Company's $1.00 par value common stock are outstanding and held by approximately 400 shareholders; all 150,000 shares of the Bank's $10.00 par value common stock are held by the Company. On November 5, 1993, the Company concluded a stock offering during which 103,203 shares of common stock and 103,203 warrants, giving the holder thereof the right to purchase one share of common stock, were issued. The Company was offering up to 250,000 Units at a price of $10.50 per Unit. Each Unit consisted of one share of common stock and one warrant to purchase one share of common stock. In 1995, 98,113 warrants were exercised resulting in additional capital of $1,079,243.
     Effective March 27, 1995, the Company's stock was listed on the NASDAQ Small Cap Market under the symbol "ANNB".

Business of the Bank

     The principal business of the Bank is to accept time and demand deposits, and to make loans and other investments. The Bank's primary market area is in Anne Arundel County, Maryland, although the Bank's business development efforts generate business outside of the area. The Bank offers a broad range of banking products, including a full line of business and personal savings and checking accounts, money market demand accounts, certificates of deposit, travelers checks, certified checks, U.S. Savings Bond application and redemption, Mastercard/VISA/American Express credit card and merchant deposit services, Federal tax depository services, individual retirement accounts, money orders, money wire transfers, the MOST automated teller product, and other banking services.
     The Bank grants a variety of loan types including, but not limited to, commercial and residential real estate loans, (including construction and land loans), commercial term loans and lines of credit, consumer loans, (including home equity lines of credit), and letters of credit. The Bank's customers are primarily individuals and small businesses. The Bank emphasizes origination of adjustable rate and/or short term loans for its portfolio and sells its long term fixed rate originations in the secondary market. The Bank generally does not engage in long term fixed-rate portfolio lending activities. While the Bank has primarily focused its lending activities on the origination of loans, the Bank has also taken advantage of opportunities to purchase loans originated by others, which have similar characteristics to the loans the Bank originates. Purchased loans are underwritten by the Bank in accordance with the standards utilized for originated loans. During 1995 the Bank originated loans totalling $34,655,453 and purchased loans totalling $2,826,469.
     At December 31, 1995, the Bank holds an investment portfolio of $3,392,492. The Bank adopted Statement of Financial Accounting Standards No. 115 ("SFAS 115") in 1994, which addresses the accounting and reporting for investments. The Bank's investments are classified as held-to-maturity and available for sale. The Bank does not engage in trading activities. The investment portfolio enhances the net interest margin and provides liquidity.
     The Bank continually evaluates potential new products, and implements such new products as deemed appropriate by management. The Bank has no plans to begin exercising its trust powers in the near future.


2                                                     ANNAPOLIS BANCSHARES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
- --------------------------------------------------------------------------------

Introduction

     The following is management's discussion and analysis of the historical financial condition and results of operations of Annapolis Bancshares, Inc.
("the Company") on a consolidated basis with its wholly-owned subsidiary, Bank of Annapolis, (the "Bank") for the periods presented. The purpose of this discussion is to focus on those trends and information about the Company which are not otherwise apparent in the accompanying consolidated Financial Statements presented in the Annual Report. Those statements should be read in conjunction with this discussion and analysis.
     Table I shows selected consolidated financial highlights for the Company at and for the five years ended December 31, 1991 through 1995. A more detailed discussion of the Company's Financial Condition and factors affecting its 1995 earnings performance follows.


Table I

SELECTED CONSOLIDATED FINANCIAL DATA

- -----------------------------------------------------------------------------------------------------------------------------------
                                                                             At and for the year ended December 31,
- -----------------------------------------------------------------------------------------------------------------------------------
                                                           1995            1994             1993             1992             1991
- -----------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA:
Interest--bearing deposits in other banks           $    27,082     $    48,913      $     4,659      $        --      $        --
Federal funds sold                                    5,964,730       2,590,203        3,644,870        8,633,908        5,704,252
Loans, net(1)                                        67,976,982      54,972,862       49,864,189       39,337,856       26,236,050
Total assets                                         81,884,543      66,698,954       61,809,445       49,334,225       33,213,082
Deposits                                             64,005,315      54,720,731       54,366,487       44,114,707       28,764,427
Borrowings                                            7,025,000       5,000,000        1,000,000               --               --
Stockholders' equity                                  8,850,038       6,810,400        6,029,019        4,537,024        4,123,837

- --------------------------------------
(1) Includes loans available for sale

SELECTED OPERATING DATA:
Interest income                                     $ 6,873,544     $ 5,313,753      $ 4,514,371      $ 3,656,973      $ 2,701,856
Interest expense                                      3,343,965       2,317,573        2,097,656        1,941,408        1,595,885
Net interest income                                   3,529,579       2,996,180        2,416,715        1,715,565        1,105,971
Provision for loan losses                               180,253          51,602          106,327          130,446          104,877
Rental income                                           247,221          82,983            5,988               --               --
Gain on sale of loans, net                               11,988          10,808           28,581           55,517           33,225
Loss on sale of investments                              38,543              --               --               --               --
Other income                                             58,350          49,269           33,646           27,666           25,967
General and administrative expenses                   1,883,014       1,649,781        1,404,336          972,654          761,516
Provision for income taxes                              673,981         555,301          372,528          271,310          113,796
Income before extraordinary item                      1,071,347         882,556          601,739          424,338          184,974
Tax benefit of net operating loss carryforward               --              --               --               --           60,265
Net income                                            1,071,347         882,556          601,739          424,338          245,239

KEY FINANCIAL RATIOS AND OTHER DATA:
Return on assets
  Net income divided by average assets                    1.46%           1.37%            1.10%            1.03%            0.89%

Return on equity
  Net income divided by average equity                   13.60%          13.36%           11.39%            9.76%            6.13%

Equity to assets ratio
  Average equity divided by average assets               10.77%          10.28%            9.63%           10.56%           14.56%

Dividend payout ratio
  Cash dividends divided by net income                   13.38%          11.51%           11.78%            2.63%              N/A

Earnings Per Share                                        $1.42           $1.32            $1.05             $.79             $.46

Risk based capital ratio -- Tier 1                       13.23%          12.10%           11.80%           11.20%           15.20%
Risk based capital ratio -- Total                        14.24%          13.10%           12.70%           12.20%           15.20%




- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                     3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, continued
- --------------------------------------------------------------------------------

Summary

     The consolidated earnings of the Company are derived primarily from the operations of its wholly-owned subsidiary, the Bank. The Bank reported net income for 1995 of $1,071,347, a 21.4% increase over the 1994 earnings of $882,556. Earnings per share increased to $1.42 per share in 1995 compared to $1.32 per share in 1994. The primary source of income of the Bank is interest on its loan and investment portfolios. The principal expense of the Bank is interest on its deposit accounts and borrowings. The difference between interest income on interest earning assets and interest expense on interest bearing liabilities is referred to as net interest income. Net interest income was $3,529,579 for 1995 compared to $2,996,180 for 1994. Total assets grew to $81,884,543 as of December 31, 1995, an increase of 22.8% over the December 31, 1994 total assets of $66,698,954. The Company's December 31, 1995 and 1994 return on average assets was 1.46% and 1.37%, respectively. The Company's December 31, 1995 and 1994 return on average equity was 13.60% and 13.36%, respectively.
     Since its organization, the Company has employed a "controlled growth strategy," which provides for the Company's growth at a rate at which the Bank can originate or purchase loans meeting the Bank's underwriting standards, while providing adequate liquidity to meet its funding obligations through corresponding increases in deposits, and maintaining a high capital ratio. This strategy has resulted in increased earnings in each of the past five fiscal years. The Company has experienced steady and consistent balance sheet growth throughout the years presented, and that growth has contributed to steady and consistent improvement in the Company's operating results. No assurance, however, can be made that such growth in assets or income will continue or that if continued, will be maintained at the same rate experienced during this period.
     Table II on page 5 presents a condensed average balance sheet as well as income/expense and yields/cost of funds thereon for the years ended December 31, 1995, 1994 and 1993. The yields and cost are derived by dividing income or expense by the average balance of assets or liabilities for the periods shown. Average balances are derived from average weekly balances. Management does not believe that the use of average weekly balances instead of average daily balances has caused any material differences in the information presented. The yields and costs include loan fees, which are considered adjustments to yields. Loan fees for the years ended December 31, 1995, 1994, and 1993 were $321,650, $208,841, and, $190,664, respectively. Net interest spread, the difference between the average rate on total interest bearing assets and the average rate on total interest bearing liabilities, decreased to 4.42% for the year ended December 31, 1995 compared to 4.45% for the year ended December 31, 1994. Net yield on average earning assets increased to 5.01% at December 31, 1995 compared to 4.88% at December 31, 1994.

Financial Condition
     The Company, through its Bank subsidiary, functions as a financial intermediary, and as such its financial condition can be examined in terms of developing trends in its sources and uses of funds. These trends are the result of both external environmental factors, such as changing economic conditions, regulatory changes and competition, and also internal environmental factors such as management's evaluation as to the best use of funds under these changing conditions.
     Total assets increased by 22.8% during 1995 to $81,884,543 at December 31, 1995 from $66,698,954 at December 31, 1994. Total deposits, the Company's primary source of funds, increased by 17.0% during 1995 to $64,005,315 on December 31, 1995 from $54,720,731 on December 31, 1994. Time deposits comprise the largest portion of the Bank's total deposits, totalling $45,054,123 or 70.4% of the Bank's total deposits as of December 31, 1995. Savings and money market accounts total $14,507,526 or 22.7% of the Bank's total deposits as of December 31, 1995. NOW accounts total $2,361,376 or 3.7% of the Bank's total deposits as of December 31, 1995. Demand accounts total $2,082,290 or 3.2% of the Bank's total deposits as of December 31, 1995. Other Borrowings increased 40.5% to $7,025,000 from $5,000,000 at December 31, 1994. The Bank has $2,000,000 of
long-term borrowings and $3,000,000 of short term borrowings from the Federal Home Loan Bank, of which $2,000,000 is due on June 28, 1996, $1,000,000 is due on August 30, 1996 and $2,000,000 is due on February 7, 1997. In addition the Bank has $2,025,000 in other borrowings outstanding to a commercial Bank , of which $1,000,000 is unsecured and $1,025,000 is secured by certain investment securities.
     The Company's primary uses of funds are for loans and investments. Loans, less deferred fees and discounts and the allowance for loan losses, increased by 23.7% during 1995 to $67,976,982 on December 31, 1995 from $54,972,862 on
December 31, 1994. As shown under Note 4 to the Company's Consolidated Financial Statements, the Company had total loans outstanding of $68,440,673 as of December 31, 1995, before deducting deferred fees, deferred discounts, and the allowance for loan losses and net of loan participation sold to others without recourse. A detailed description of the Bank's lending activities is as follows:

Commercial Real Estate Loans
     Commercial real estate loans are generally granted up to 80% of the appraised value of the property, as determined by an independent appraiser previously approved by the Bank. The Bank generally requires the borrowers to provide their personal guarantees for loans secured by commercial real estate. Loans secured by commercial real estate are generally larger and involve a greater degree of risk than residential real estate loans. Because payments on loans secured by commercial real estate are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks by lending primarily on existing income producing properties and/or owner-occupied properties. The Bank analyzes the financial condition of the borrower and guarantors and the reliability and predictability of the net income generated by the security property in determining whether to extend credit. In addition, the Bank generally requires a net operating income to debt service ratio of at least 1.15 times. Commercial real estate loans comprise the largest portion of the Bank's loan portfolio, totalling $36,530,994 or 53.4% of the Bank's total loans as of December 31, 1995. A loan with an outstanding balance of $1,185,796 at December 31, 1995, represents the Bank's largest


- --------------------------------------------------------------------------------
4                                                     ANNAPOLIS BANCSHARES, INC.

- --------------------------------------------------------------------------------

Table II

AVERAGE BALANCES AND YIELDS
- --------------------------------------------------------------------------------



- -----------------------------------------------------------------------------------------------------------------------------
                                                          Year ended December 31,                  Year ended December 31,
                                                                   1995                                     1994
- -----------------------------------------------------------------------------------------------------------------------------
                                                    Average                  Average         Average                 Average
                                                    Balance      Interest       Rate         Balance      Interest      Rate
- -----------------------------------------------------------------------------------------------------------------------------

ASSETS

INTEREST-EARNING ASSETS
  Interest-bearing deposits in
    other banks                                 $    89,204    $    3,715      4.16%     $    23,781    $      947     3.98%
  Federal funds sold                              3,885,816       217,915      5.61%       2,878,457       118,158     4.10%
  Investments                                     5,360,318       301,510      5.62%       5,410,876       272,728     5.04%
  Loans receivable                               61,056,792     6,350,404     10.40%      53,108,539     4,921,920     9.27%
- -----------------------------------------------------------------------------------------------------------------------------
    Total interest-earning assets                70,392,130     6,873,544      9.76%      61,421,653     5,313,753     8.65%
NONEARNING ASSETS
  Cash and due from banks                            72,769                                  248,684
  Premises and equipment                          1,971,863                                1,819,431
  Other assets                                    1,350,515                                1,320,557
  Allowance for loan losses                        (598,050)                                (531,566)
- -----------------------------------------------------------------------------------------------------------------------------
    Total assets                                $73,189,227    $6,873,544      9.39%     $64,278,759    $5,313,753     8.27%
=============================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

INTEREST-BEARING
  LIABILITIES
Interest bearing deposits
  NOW accounts                                  $ 1,786,369    $   51,902      2.91%     $ 1,692,798    $   40,102     2.37%
  Savings and money market                       15,105,332       589,142      3.90%      17,297,015       602,042     3.48%
  Time deposits                                  41,131,474     2,460,408      5.98%      33,056,461     1,525,976     4.62%
- -----------------------------------------------------------------------------------------------------------------------------
    Total interest-bearing
      deposits                                   58,023,175     3,101,452      5.35%      52,046,274     2,168,120     4.17%
Borrowings                                        4,550,584       242,513      5.33%       3,117,445       149,453     4.79%
- -----------------------------------------------------------------------------------------------------------------------------
    Total interest bearing
      liabilities                                62,573,759     3,343,965      5.34%      55,163,719     2,317,573     4.20%
NONINTEREST BEARING
  LIABILITIES
  Demand deposits                                 1,923,703                                2,358,261
  Other liabilities                                 812,233                                  151,957
- -----------------------------------------------------------------------------------------------------------------------------
    Total liabilities                            65,309,695     3,343,965      5.12%      57,673,937     2,317,573     4.02%
Stockholders' equity                              7,879,532                                6,604,822
- -----------------------------------------------------------------------------------------------------------------------------
    Total liabilities and
      stockholders' equity                      $73,189,227    $3,343,965      4.57%     $64,278,759    $2,317,573     3.61%
=============================================================================================================================
Net interest spread                                                            4.42%                                   4.45%
Net yield on earning assets                     $70,392,130    $3,529,579      5.01%     $61,421,653    $2,996,180     4.88%
=============================================================================================================================


- --------------------------------------------------------------------------
                                              Year Ended December 31,
                                                      1993
- --------------------------------------------------------------------------
                                         Average                  Average
                                         Balance      Interest       Rate
- --------------------------------------------------------------------------

ASSETS

INTEREST-EARNING ASSETS
  Interest-bearing deposits in
    other banks                      $     2,839    $       80      2.82%
  Federal funds sold                   5,970,723       179,812      3.01%
  Investments                          2,351,580       114,572      4.87%
  Loans receivable                    44,107,599     4,219,907      9.57%
- --------------------------------------------------------------------------
    Total interest-earning assets     52,432,741     4,514,371      8.61%
NONEARNING ASSETS
  Cash and due from banks                152,258
  Premises and equipment               1,558,289
  Other assets                         1,120,950
  Allowance for loan losses             (439,825)
- --------------------------------------------------------------------------
    Total assets                     $54,824,413    $4,514,371      8.23%
==========================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

INTEREST-BEARING
  LIABILITIES
Interest bearing deposits
  NOW accounts                            $ 2,199,647    $   63,827      2.90%
  Savings and money market                 15,980,365       602,922      3.77%
  Time deposits                            29,748,467     1,415,546      4.76%
- -------------------------------------------------------------------------------
    Total interest-bearing
      deposits                             47,928,479     2,082,295      4.34%
Borrowings                                    346,154        15,361      4.44%
- -------------------------------------------------------------------------------
    Total interest bearing
      liabilities                          48,274,633     2,097,656      4.35%
NONINTEREST BEARING
  LIABILITIES
  Demand deposits                           1,175,667
  Other liabilities                            93,360
- -------------------------------------------------------------------------------
    Total liabilities                      49,543,660     2,097,656      4.23%
Stockholders' equity                        5,280,753
- -------------------------------------------------------------------------------
    Total liabilities and
      stockholders' equity                $54,824,413    $2,097,656      3.83%
===============================================================================
Net interest spread                                                      4.26%
Net yield on earning assets               $52,432,741    $2,416,715      4.61%
===============================================================================

commercial real estate loan to one borrower. The loan is secured by a church, school, dormitory, and a $147,000 certificate of deposit assigned to the Bank as additional collateral. The loan is current as to the payment of principal and interest.
     At December 31, 1995, the Bank had one Commercial real estate loan that was 90 days or more past due totaling $210,694. The real estate securing said loan was sold at public auction during November, 1995 for a price sufficient to repay the Bank in full during the first quarter of 1996.

- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                     5

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, continued
- --------------------------------------------------------------------------------

Residential Loans
     The Bank originates loans secured by first and second mortgages on owner occupied, one-to-four family residences, with terms to maturity of 10, 15, 20, and 30 years. The Bank generally originates its residential mortgage loans in a form consistent with secondary market standards. All fixed rate loans are sold into the secondary mortgage market, while most adjustable rate loans are held in the Bank's portfolio. During 1995, the Bank generated $86,336 of fee income by selling loans, servicing released, into the secondary mortgage market. A loan with a December 31, 1995 balance of $330,764 represents the Bank's largest residential loan to one borrower. The loan is secured by first deed of trust on a residential home. As of December 31, 1995, the Bank has $13,212,229, or 19.3% of its total loan portfolio, in residential loans.

Construction and Land Lending
     The Bank originates loans to finance the construction of residential and commercial properties, primarily in its market area. At December 31, 1995, the Bank had $7,148,297 of construction loans outstanding, representing 10.4% of its loan portfolio. Construction loans are structured either to convert to permanent loans at the end of the construction phase or to be paid off upon receiving financing from another financial institution. To the extent that construction loans are secured by commercial or non-homeowner residential properties, such loans are approved based upon the appraised value of the property, as determined by an independent appraiser, and an analysis of the potential marketability and profitability of the project. Construction loans generally have terms up to 12 months, with extensions as needed. Loan proceeds are disbursed in increments as construction progresses and as inspections warrant. Loans with aggregate December 31, 1995 balances of $439,500 represent the Bank's largest construction loans to one borrower.
     Land loans include loans to developers for the development of subdivisions and loans on improved lots to builders and individuals. Such loans are approved based upon the appraised value of the property, as determined by an independent appraiser, as well as the financial strength of the borrower and guarantors. Land loans are generally made up to 75% on the value of the security property and for terms up to three years. At December 31, 1995, the Bank had $2,485,722 of land loans outstanding, representing 3.6% of its loan portfolio. A loan with a December 31, 1995 balance of $476,843 represent the Bank's largest land loan to one borrower.
     Construction and land loans afford the Bank the opportunity to increase the interest rate sensitivity of its loan portfolio and to receive yields generally higher than those obtainable on loans secured by existing properties. These higher yields correspond to higher risks associated with these loans attributable to the fact that loan funds are advanced upon the security of the project under construction, which is of uncertain value prior to its completion. If the Bank is forced to foreclose on a project prior to completion, the Bank may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time. The Bank attempts to minimize these risks through its underwriting and funds disbursement procedures.

Commercial Non-Real Estate Loans
     The Bank grants commercial term loans and lines of credit primarily to small businesses and individuals within its market area. Commercial lines of credit are intended to assist borrowers in managing their short term cash needs due to seasonality, accounts receivable collection, or large orders. Commercial term loans are intended to fund borrowers' longer term needs such as equipment purchases or capital expansion. Such loans require personal guarantees and are generally secured by real or personal property of the borrower and/or guarantor. Commercial loans are underwritten based upon the financial strength and business acumen of the borrower and guarantors, as well as the value and marketability of collateral. Commercial non-real estate loans totaled $6,788,803 or 9.9% of total loans, as of December 31, 1995. A loan with a December 31, 1995 balance of $541,580 represents the Bank's largest commercial non-real estate loan to one borrower, which is secured by subordinate liens on various parcels of residential real estate.

Consumer Lending
     The Bank grants consumer loans primarily within its market area. Such loans consist primarily of home equity lines of credit, but also include automobile loans, boat loans, savings account loans, and personal loans. As of December 31, 1995, outstanding balances on home equity lines of credit represented $1,099,699, or 1.7% of the Bank's total loan portfolio, all of which are current as to the payment of principal and interest. Home equity lines of credit are generally extended up to 80% of the appraised value of the security property, less existing liens, at an interest rate of prime rate plus 1.5%. The Bank uses the same underwriting standards for home equity lines of credit as it does for residential mortgage loans. Other consumer loans totaled $1,174,729, or 1.7% of total loans, as of December 31, 1995. The Bank's largest consumer loan has a balance of $295,527 as of December 31, 1995, and is secured by a yacht. The Bank also offers credit cards to its customers as an agent for another lender; the Bank generates fee income from this activity but assumes no credit risk therein.

Letters of Credit
     The Bank issues trade, standby, and performance letters of credit for customers requiring credit support for purchases or to serve as guaranty of performance. The Bank generally requires a 2% annual fee for such letters. Letters of credit are underwritten similar to commercial loans, involve similar risk as commercial loans, and require personal guarantees by the borrowers. The Bank's off balance sheet obligations under letters of credit total $247,640 as of December 31, 1995. The Bank's largest obligation outstanding under a letter of credit to one borrower as of December 31, 1995, totals $35,000. As of December 31, 1995, none of the Bank's outstanding letters of credit have been drawn upon.

- --------------------------------------------------------------------------------
6                                                     ANNAPOLIS BANCSHARES, INC.

- --------------------------------------------------------------------------------

Investment Securities

     At December 31, 1995, the Bank's investment portfolio totalled $3,392,492 of fixed and variable rate securities. The portfolio enhances the net interest margin while providing additional liquidity. The portfolio is comprised of debt securities, which include U.S. Treasury and Agency Notes, a Mortgage-Backed Security, Certificate of Deposit and a tax-exempt City of Annapolis General Obligation Bond. In addition, the portfolio includes equity securities with the Federal Reserve Bank, and Federal Home Loan Bank of Atlanta ("FHLB"). The FHLB stock is a requirement of membership in the Federal Home Loan Bank System, which expands the Bank's access to additional borrowings. Further advances from the FHLB may require additional purchases of FHLB stock. The Bank adopted SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities during 1994, which addresses the accounting and reporting for investments. The Bank's investment securities are classified as held-to-maturity and available for sale. The Bank adopted a transition provision in accordance with SFAS No. 115 and established an available for sale portfolio on December 19, 1995. Subsequent to that date, Collateralized Mortgage Obligations (CMO'S) were sold resulting in proceeds of $644,149 and a net loss of $38,543. The Bank does not engage in any trading activities.

Other Assets

     The Bank also has two types of investments in real property at December 31, 1995. In January, 1993 the Bank purchased a four story, 36,000 sq. ft. office facility located at 2024 West Street, Annapolis, MD along with an adjacent property known as 1 Hudson Street that includes additional parking spaces and a 2,400 sq. ft. single story block building. The Company and the Bank relocated into the new facility, which is now the Company's principal office. This facility functions as the main office operations and administration headquarters of the Bank, which includes a full service retail bank. The Bank occupies portions of the first and second levels, as well as a portion of the lower level. At December 31, 1995, the remainder of the building, as well as the property on 1 Hudson Street, is fully leased to others. The Bank's largest lease became effective on October 1, 1994. The Bank contracted to lease 16,480 sq ft., which represents 14,280 sq ft. on the third and fourth floors and 2,200 sq ft. on the lower level. The contract is a five year lease with an additional five year option. The properties' cost, net of accumulated depreciation, is $1,744,878, and is included in Premises and Equipment on the December 31, 1995 Consolidated Balance Sheets.
     The second investment is real estate located in Annapolis, MD, which the Bank purchased in 1989 for future expansion of the Bank's facilities. The site's cost of $472,476 is included in Other Assets on the December 31, 1995 Consolidated Balance Sheets. The Bank is currently marketing the property for sale, having abandoned its intended development of the property upon contracting to purchase the West Street facility described above. At December 31, 1995 the property is under a contract of sale which permits the contract purchaser to conduct a feasibility study of the land and proceed with the option to purchase the property.
     At December 31, 1995, neither the Company nor the Bank own any real estate acquired through foreclosure or by deed in lieu thereof.

Liquidity and Interest Rate Sensitivity Management

     The primary functions of asset / liability management are to assure adequate liquidity and carefully manage interest rate risk. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity refers to the change in earnings which results from changes in the level of interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rate levels, or that all rates do not change uniformly, earnings will be affected.
     Sources of asset liquidity for the Bank include federal funds sold, amortization, prepayment and maturities of loans, and investments. Cash and federal funds sold totalled $6,099,052 as of December 31, 1995, and $2,808,128 at December 31, 1994. Principal repayments on investment securities totaled $141,109 for the year ended December 31, 1995, and $285,701 for the year ended December 31, 1994. Loan prepayments and amortization totaled $23,376,700 for the year ended December 31, 1995 and $15,404,906 for the year ended December 31, 1994. Liability liquidity is measured by the Bank's ability to obtain deposits and borrowed monies at favorable rates. Total deposits increased to $64,005,315 at December 31, 1995 from $54,720,731 at December 31, 1994. Access to savings deposits may be restricted by excessive interest rates paid by competitors, adverse publicity about the banking industry, and similar matters. The Bank also has available several credit facilities. The Bank is a member of the Federal Home Loan Bank System. The Federal Home Loan Bank of Atlanta approved a Credit Availability for Bank of Annapolis of $8,000,000 secured by a blanket floating lien on all of the Bank's amortizing loans which are first liens on 1-4 family residential properties, and a credit availability of $1,985,000, secured by certain commercial real estate loans. The ability to draw on these funds is subject to the availability of sufficient eligible collateral. As of December 31, 1995, the Bank has approximately $13,212,229 of 1-4 family residential loans secured by first liens. The Bank currently has outstanding $5,000,000 of advances from the Federal Home Loan Bank. Further advances may require additional purchases of FHLB stock. In addition, the Bank has available a $1,000,000 unsecured line of credit and a Reverse Repurchase Line of Credit secured by certain investment securities. The availability of these credit facilities allows the Bank greater flexibility in its financing activities. In addition, the Bank has the ability to increase it's liquidity by borrowing money through the Federal Reserve discount window, by selling loans, and/or by curtailing its loan origination volume.
     The Bank's objective of asset/liability management is to enhance long term profitability and reduce exposure to interest rate fluctuations through its management of rate sensitive assets and liabilities. An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. Since most of the Bank's deposit liabilities are interest rate sensitive during any upcoming annual period, the Bank seeks to have the majority of its loan portfolio products at adjustable rates, thereby decreasing the possible adverse

- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                     7

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, continued
- --------------------------------------------------------------------------------

effect of interest rate swings. Adjustable rate loans generally have interest rates that adjust periodically in accordance with market interest rates, and are intended to provide a positive margin over the cost of interest bearing liabilities. In addition, debt securities totalling $1,804,812 have adjustable rates.
     Table III presents the Company's interest sensitivity gap position at December 31, 1995. Gap analysis, a traditional measure of interest rate risk, quantifies the relationship of rate sensitive assets to rate sensitive liabilities at a point in time. Rate sensitive assets and liabilities are defined by those balances contractually maturing or subject to repricing.

Table III

INTEREST SENSITIVITY GAP ANALYSIS


- ----------------------------------------------------------------------------------------------------------------------------------
                                                                           (Dollars in Thousands)
                                                                              December 31, 1995
                                                              After three
                                                 Within        but within          After one
                                                  three            twelve         but within             After
                                                 months            months         years five        years five             Total
- ----------------------------------------------------------------------------------------------------------------------------------

ASSETS
Interest-bearing balances                       $    27           $    --            $    --            $   --           $    27
Federal funds sold                                5,965                --                 --                --             5,965
Investment securities                             2,304               600                398                90             3,392
Loans                                            25,649            26,208             16,026                94            67,977
- ----------------------------------------------------------------------------------------------------------------------------------
                                                $33,945           $26,808            $16,424            $  184           $77,361
==================================================================================================================================

LIABILITIES

Interest-bearing deposits
  NOW                                           $ 2,361           $    --            $    --            $   --           $ 2,361
  Savings and money market                       14,508                --                 --                --            14,508
  Time                                           13,222            24,999              6,833                --            45,054
Borrowings                                        2,025             3,000              2,000                --             7,025
- ----------------------------------------------------------------------------------------------------------------------------------
                                                $32,116           $27,999            $ 8,833            $   --           $68,948
==================================================================================================================================
Interest sensitivity gap                        $ 1,829           $(1,191)           $ 7,591            $  184           $ 8,413
==================================================================================================================================
Cumulative interest sensitivity gap             $ 1,829           $   638            $ 8,229            $8,413
==================================================================================================================================
Cumulative interest sensitivity gap as a
  percentage of total assets                      3.24%             1.79%             11.06%            11.51%
==================================================================================================================================


Capital Resources

     At December 31, 1995, the Company's total stockholders' equity was $8,850,038 representing 10.8% of total assets. At December 31, 1995, the Company has 784,175 shares of Common Stock outstanding. As a result of a public offering that was conducted during 1993, the Company issued 98,113 shares of common stock, pursuant to previously issued common stock warrants at $11.00 per share during 1995, resulting in additional capital of $1,079,243. The Company also has outstanding additional warrants to purchase up to 12,000 shares of Common Stock any time before March 31, 1998. At December 31, 1995, a total of 19,800 options have been granted under the Company's Incentive Stock Option Plan, and 7,200 shares were exercised in 1995, resulting in additional capital of $63,500. The Option Plan authorizes the grant of nonqualified and incentive stock options for 30,000 shares of Common Stock.
     At December 31, 1995, the Company's Tier 1 capital ratio was 13.2%, compared to 12.1% at December 31, 1994. The total risk based capital ratio was 14.2% at December 31, 1995, compared to 13.1% at December 31, 1994. The Company's capital ratios far exceed the regulatory minimums of 4.0% for Tier 1 and 8.0% for total capital. The Company's leverage ratio was 12.1% at December 31, 1995 compared to 10.6% at December 31, 1994, which exceeds the 3.0% regulatory minimum.


- --------------------------------------------------------------------------------
8                                                     ANNAPOLIS BANCSHARES, INC.

- --------------------------------------------------------------------------------

Market value and Dividend information

     The Company's common stock trades on the NASDAQ Small Cap Market under the symbol "ANNB." As of March 8, 1996, the Bank has outstanding 784,175 shares of common stock. The Company declared its thirteenth consecutive quarterly cash dividend to stockholders of record on December 29, 1995, payable on January 12, 1996. The Company declared a 20% stock dividend paid on December 4, 1995, increasing the number of shares outstanding by 130,690 to 784,175.
     The following table sets forth the high and low trading prices and cash dividends declared during each respective quarter. The market prices and cash dividends declared have been restated to reflect the 20% stock dividend.

MARKET VALUE AND DIVIDEND INFORMATION


- --------------------------------------------------------------------------------
                                                                            Cash
                                                                        dividend
Three months ended                     High               Low           declared
- --------------------------------------------------------------------------------

December 31, 1995                    $20.50            $17.50            $0.0575
September 30, 1995                    16.25             14.17             0.0458
June 30, 1995                         12.92             12.92             0.0438
March 31, 1995                        12.92             12.70             0.0417

December 31, 1994                     12.92             12.92             0.0417
September 30, 1994                    12.08              9.67             0.0396
June 30, 1994                          9.58              9.17             0.0375
March 31, 1994                         8.95              8.65             0.0354

December 31, 1993                      8.33              8.33             0.0333
September 30, 1993                       --                --             0.0333
June 30, 1993                            --                --             0.0292
March 31, 1993                         8.75              7.50             0.0250

December 31, 1992                      7.92              6.46             0.0208

There were no trades during the second and third quarters of 1993 of which the company is aware.

Operating Results

     The following discussion outlines some of the more important factors and trends affecting the earnings of the Company, as presented in its consolidated statements of income.

Net Interest Income

     Net interest income, the difference between interest income and interest expense is an effective measurement of how well management has balanced the Company's interest rate sensitive assets and liabilities while maintaining appropriate interest margins. Net interest income is generally impacted by increases or decreases in the amount of outstanding interest earning assets and interest bearing liabilities (volume variance). This volume variance coupled with changes in interest rates on these same assets and liabilities (rate variance) equates to the total change in net interest income for any given period. Table IV on page 10 sets forth certain information regarding changes in interest income and interest expense attributable to (1) changes in volume (change of volume multiplied by old rate); (2) changes in rates (change in rate multiplied by old volume); and (3) changes in rate/volume (change in rate multiplied by change in volume).
     Net interest income was $3,529,579 and $2,996,180 for the years ended December 31, 1995 and 1994, respectively. The increase in net interest income during the periods presented resulted primarily from corresponding increases in the amounts of interest earning assets and interest bearing liabilities, and is largely responsible for the Company's profitability. The net yield on interest earning assets was 5.01% and 4.88% for the years ended December 31, 1995 and 1994, respectively.
     Total interest income was $6,873,544 and $5,313,753 for the years ended December 31, 1995 and 1994, respectively. Total interest income is comprised primarily of interest earned on the loan and investment portfolio, and on federal funds sold. The increase in interest income during the periods presented primarily resulted from increases in the size of the loan portfolio and an increase in interest on federal funds sold. Net loans receivable are $67,976,982 at December 31, 1995, compared to $54,972,862 at December 31, 1994. Investment securities totalled $3,392,492 at December 31, 1995, compared to $4,667,800 at December 31, 1994. Federal funds sold totalled $5,964,730 and $2,590,203 as of December 31, 1995 and 1994, respectively. The weighted average yield on interest earning assets was 9.76% and 8.65% for the years ended December 31, 1995 and 1994, respectively.

- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                     9

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, continued
- --------------------------------------------------------------------------------

     Interest expense on deposits was the major component of interest expense for the periods presented. Total interest expense was $3,343,965 and $2,317,573 for the years ended December 31, 1995 and 1994, respectively. The increase in interest expense in the periods presented is primarily attributable to the increasing size of the deposit portfolio and an increase in borrowings from the Federal Home Loan Bank. Total deposit accounts increased to $64,005,315 as of December 31, 1995 from $54,720,731 as of December 31, 1994. During the year, the Bank borrowed an additional $2,000,000 from the Federal Home Loan Bank and repaid a $2,000,000 maturing advance on March 23, 1995. See Note 10 to the Consolidated Financial Statements. Total borrowings outstanding were $7,025,000 and $5,000,000 at December 31, 1995 and December 31, 1994 respectively. The weighted average cost of interest bearing liabilities was 5.34% and 4.20% for the years ended December 31, 1995 and 1994, respectively.


Table IV

RATE AND VOLUME VARIANCES
INCREASE/(DECREASE) DUE TO VARIANCE IN

- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                              Total
                                                                                                   Rate /                  Increase
                                                 Volume                     Rate                   Volume                 (Decrease)
- ------------------------------------------------------------------------------------------------------------------------------------


1995 COMPARED TO 1994

Interest earned on
  Interest-bearing deposits
    in other banks                             $  2,605                $      43                 $    120                $    2,768
  Federal funds sold                             41,351                   43,265                   15,141                    99,757
  Investments                                    (2,548)                  31,626                     (296)                   28,782
  Loans receivable                              736,617                  601,801                   90,066                 1,428,484
- ------------------------------------------------------------------------------------------------------------------------------------
      Total interest earned                     778,025                  676,735                  105,031                 1,559,791
====================================================================================================================================
Interest expense on
  NOW accounts                                    2,217                    9,081                      502                    11,800
  Savings and money market                      (76,284)                  72,581                   (9,197)                  (12,900)
  Time deposits                                 372,765                  451,400                  110,267                   934,432
- ------------------------------------------------------------------------------------------------------------------------------------
      Total interest expense
        on deposits                             298,698                  533,062                  101,572                   933,332
  Borrowings                                     68,706                   16,684                    7,670                    93,060
- ------------------------------------------------------------------------------------------------------------------------------------
      Total interest expense                    367,404                  549,746                  109,242                 1,026,392
- ------------------------------------------------------------------------------------------------------------------------------------
      Change in net interest income            $410,621                $ 126,989                 $ (4,211)               $  533,399
====================================================================================================================================

1994 COMPARED TO 1993

Interest earned on
  Interest-bearing deposits
    in other banks                             $    591                $      33                 $    243                $      867
  Federal funds sold                            (93,126)                  65,281                  (33,809)                  (61,654)
  Investments                                   149,053                    3,956                    5,147                   158,156
  Loans receivable                              861,147                 (132,164)                 (26,970)                  702,013
- ------------------------------------------------------------------------------------------------------------------------------------
      Total interest earned                     917,665                  (62,894)                 (55,389)                  799,382
- ------------------------------------------------------------------------------------------------------------------------------------
Interest expense on
  NOW accounts                                  (14,707)                 (11,718)                   2,700                   (23,725)

  Savings and money market                       49,676                  (46,708)                  (3,848)                     (880)
  Time deposits                                 157,407                  (42,276)                  (4,701)                  110,430
- ------------------------------------------------------------------------------------------------------------------------------------
      Total interest expense
        on deposits                             192,376                 (100,702)                  (5,849)                   85,825
  Borrowings                                    122,979                    1,234                    9,879                   134,092
- ------------------------------------------------------------------------------------------------------------------------------------
      Total interest expense                    315,355                  (99,468)                   4,030                   219,917
====================================================================================================================================
      Change in net interest income            $602,310                $  36,574                 $(59,419)               $  579,465
====================================================================================================================================


- --------------------------------------------------------------------------------
10                                                    ANNAPOLIS BANCSHARES, INC.

- --------------------------------------------------------------------------------

Allowance for Loan Losses

     In recognition of the inherent risks which the Bank assumes in connection with the business of extending credit, the Bank maintains an allowance for loan losses. The loan loss allowance is maintained through a periodic provision for loan losses, based on Management's evaluation of the collectibility of loans, prior loan loss experience, and other factors such as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect a borrower's ability to repay. Management's policy is to maintain the allowance at a level considered adequate based on the above factors. The loan loss provision is general, rather than specific, in that it does not relate to any specific anticipated losses on loans in the loan portfolio. Management believes that the current allowance is adequate to absorb possible losses on existing loans that may become uncollectible, based upon management's evaluation of the above factors. Management will continue to evaluate the loan loss allowance on an ongoing basis. The allowance for loan losses is based upon estimates, and ultimate losses may vary from the current estimates. Estimates are reviewed monthly and, as adjustments may become necessary, they will be reported in earnings in the period in which they become known. The allowance for loan losses is increased by provisions charged to operating expense and reduced by net charge-offs.
     As shown in Note 4 to the Consolidated Financial Statements, the Allowance for Loan Losses was $686,636 and $555,281 as of December 31, 1995 and 1994, respectively. Of this amount, $180,253 and $51,602 were charged to expense during the years ended December 31, 1995 and 1994, respectively. The amounts charged to Provision for Loan Losses reduce the profitability of the Company during the periods presented.

General and Administrative Expenses

     Compensation and related expenses were $1,096,297 and $898,994 for the years ended December 31, 1995 and 1994, respectively. The increase in compensation and related expenses during the periods presented were attributable to the expansion of the Bank's staff as bank operations continue to grow. In accordance with Statement of Financial Standards No. 91, direct salary costs of originating loans are netted against compensation and related expense in the period during which the loan is made, then amortized to income over the life of the loan. Compensation and related expenses will continue to increase due to further expansion of operations, competitive salary pressures, and rising health care and other benefit costs.
     Occupancy expenses were $179,663 and $159,914 for the years ended December 31, 1995 and 1994, respectively. The increase is attributable to additional expenses relating to the maintenance of the building. The Bank's facility is fully leased, and rental income from tenants is supplementing the core earnings of the bank. The bank received $247,221 in rental income during the year ended December 31, 1995 and $82,983 for 1994. See Note 7 to the Consolidated Financial Statements detailing the future rental lease payments.
     Other operating expenses reflect increases throughout the periods presented as a result of the Bank's continually expanding operations. Legal expenses increased to $53,658 from $32,863 for the years ended December 31, 1995 and 1994 respectively. The increase is attributed primarily to fees incurred in connection with a proposed business combination that was terminated by the Company on December 21, 1995, application and legal fees associated with becoming a member of the NASDAQ stock market, and the disposition of certain non-mortgage commercial loans in 1995. Other increases in general and administrative expenses resulted from an increase in organization dues and subscriptions, telephone, and postage expense. FDIC insurance premiums decreased to $66,014 from $121,731 for the years ended December 31, 1995 and 1994 respectively. The FDIC insurance premiums were reduced to $.04 per $100 of deposits from $.23 per $100 in 1995. This resulted in substantial cost savings for the Bank. See Note 13 to the Consolidated Financial Statements.

Income Taxes

     The Company and the Bank file consolidated Federal income tax returns and separate Maryland income tax returns. The provision for income taxes of the Company and the Bank, on a consolidated basis, was $673,981 and $555,301 for the years ended December 31, 1995 and 1994, respectively. The Company and the Bank paid income taxes totaling $702,345 in 1995.
     See Note 11 to the Consolidated Financial Statements for an analysis of the Company's income tax provision and deferred income taxes.

Impact of Inflation

     The Financial Statements have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods.

Impact of New Accounting Standard

     Effective for fiscal years beginning after December 15, 1993, the FASB issued Statement of Financial Accounting Standards No. 115 ("SFAS 115"), which addresses the accounting and reporting for investments. Investments are to be classified in three categories and accounted for as follows: (1) Held-to-Maturity and reported at amortized cost, (2) Trading and reported at fair value, with unrealized gains and losses included in earnings, and (3) Available-for-Sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. The Bank adopted SFAS No. 115 in 1994. The Bank's investments are classified as held-to-maturity and available for sale.


- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                    11

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS, continued
- --------------------------------------------------------------------------------

     In May 1993 the FASB issued SFAS No. 114 Accounting by Creditors for Impairment of a Loan which is effective for fiscal years beginning after December 15, 1994. The statement addresses the accounting by creditors for impaired or restructured loans. It is generally applicable for all loans except large groups of smaller-balance homogenous loans that are collectively evaluated for impairment including residential mortgage loans and consumer installment loans. Statement 114 requires that impaired loans be measured on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loans observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In 1995 the Bank adopted SFAS No. 114 and SFAS No. 118 Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosure. Management has reviewed the loan portfolio and determined that there are no loans which management considers impaired.

Financial Analysis 1994-1993

     Net income for the year ended December 31, 1994 was $882,556 or $1.32 per share compared to $601,739 or $1.05 per share for the year ended December 31, 1993, an increase of 46.7% in net income and 25.7% in earnings per share.
     Total assets increased by 7.9% during 1994 to $66,698,954 at December 31, 1994 from $61,809,445 at December 31, 1993. The Company's primary source of funds, total deposits, grew to $54,720,731 during 1994 from $54,366,487 at December 31, 1993, an increase of .65%. The Company's primary use of funds is for loans. Net loans increased by 10.2% during 1994 to $54,972,862 at December 31, 1994 from $49,864,189 at December 31, 1993. Cash and Federal funds sold were the Bank's principal source of asset liquidity. Such liquid assets totalled $2,808,128 as of December 31, 1994 compared to $3,712,268 as of December 31, 1993. At December 31, 1994 the Company's total stockholders' equity was $6,810,400, representing 10.2% of its total assets. At December 31, 1993, the Company's total stockholders' equity was $6,029,019, representing 9.8% of its total assets.
     Net interest income was $2,996,180 for the year ended December 31, 1994 compared to $2,416,715 for the year ended December 31, 1993. The net yield on interest earning assets was 4.88% and 4.61% for the years ended December 31, 1994 and 1993, respectively. The provision for loan loss for the years ended December 31, 1994 and 1993 were $51,602 and $106,327 respectively. The allowance for loan losses totalled $555,281 and $503,679 for the years ended December 31, 1994 and 1993, respectively.
     Total operating expenses increased 17.4% to $1,649,781 for the year ended December 31, 1994 from $1,404,336 for the year ended December 31, 1993. The increase is the result of the Company's relocation into a new facility on August 2, 1993 and due to the Bank's continually expanding operations.
















- --------------------------------------------------------------------------------
12                                                    ANNAPOLIS BANCSHARES, INC.

                                              [ROWLES & COMPANY CERTIFIED PUBLIC
                                                 ACCOUNTANTS LOGO APPEARS HERE]




REPORT OF INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Annapolis Bancshares, Inc. and Subsidiary
Annapolis, Maryland

     We have audited the consolidated balance sheets of Annapolis Bancshares, Inc. and Subsidiary as of December 31, 1995, 1994, and 1993, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Annapolis Bancshares, Inc. and Subsidiary as of December 31, 1995, 1994, and 1993, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.


                                                        /s/ Rowles & Company LLP
Baltimore, Maryland
February 7, 1996



- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                    13

CONSOLIDATED BALANCE SHEETS
- --------------------------------------------------------------------------------
At December 31,



ASSETS
                                                                        1995                        1994                       1993
- ------------------------------------------------------------------------------------------------------------------------------------


Cash and due from banks                                          $   107,240                 $   169,012                $    62,739
Interest bearing deposits in other banks                              27,082                      48,913                      4,659
Federal funds sold                                                 5,964,730                   2,590,203                  3,644,870
Investment securities available for sale                           1,804,812                          --                         --
Investment securities held to maturity
  (market value $1,580,458, $4,260,442,
  and $4,934,212)                                                  1,587,680                   4,667,800                  4,956,785
Other securities                                                     982,200                     950,100                    313,000
Loans available for sale                                             750,000                          --                         --
Loans, less allowance for loan losses of
  $686,636, $555,281, and $503,679                                67,226,982                  54,972,862                 49,864,189
Premises and equipment                                             1,943,994                   2,003,530                  1,720,291
Accrued interest receivable                                          647,355                     468,785                    401,860
Deferred income taxes                                                192,841                     160,562                    249,629
Other assets                                                         649,627                     667,187                    591,423
- -----------------------------------------------------------------------------------------------------------------------------------
      Total assets                                               $81,884,543                 $66,698,954                $61,809,445
====================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                        1995                        1994                       1993
- ------------------------------------------------------------------------------------------------------------------------------------
Deposits                                                         $64,005,315                 $54,720,731                $54,366,487
Borrowings                                                         7,025,000                   5,000,000                  1,000,000
Due to banks                                                       1,733,090                          --                    247,524
Accrued interest payable                                              62,967                      47,197                     30,665
Income taxes payable                                                      --                          --                     53,737
Dividend payable                                                      45,090                      27,469                     21,971
Other liabilities                                                    163,043                      93,157                     60,042
- ------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                           73,034,505                  59,888,554                 55,780,426
====================================================================================================================================

STOCKHOLDERS' EQUITY
  Common stock, par value $1.00 per share;
   authorized 5,000,000 shares; issued and
   outstanding 784,175, 549,372, and 549,272 shares                  784,175                     549,372                    549,272
  Additional paid-in capital                                       5,341,728                   4,433,893                  4,433,543
  Retained earnings                                                2,755,180                   1,827,135                  1,046,204
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                   8,881,083                   6,810,400                  6,029,019
Unrealized gain (loss) on investment securities
  available for sale                                                 (31,045)                         --                         --
- ------------------------------------------------------------------------------------------------------------------------------------
      Total stockholders' equity                                   8,850,038                   6,810,400                  6,029,019
- ------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                 $81,884,543                 $66,698,954                $61,809,445
====================================================================================================================================


  The accompanying notes are an integral part of these financial statements.

- --------------------------------------------------------------------------------
14                                                    ANNAPOLIS BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME
- --------------------------------------------------------------------------------
Years Ended December 31,



                                                                                1995                 1994                 1993
- --------------------------------------------------------------------------------------------------------------------------------

INTEREST INCOME
  Loans, including fees                                                   $6,350,404           $4,921,920           $4,219,907
  Deposits in banks                                                            3,715                  947                   80
  Federal funds sold                                                         217,915              118,158              179,812
  Investment securities                                                      301,510              272,728              114,572
- --------------------------------------------------------------------------------------------------------------------------------
      Total interest income                                                6,873,544            5,313,753            4,514,371
- --------------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE
  Interest on deposits                                                     3,101,452            2,168,120            2,082,295
  Interest on borrowed funds                                                 242,513              149,453               15,361
- --------------------------------------------------------------------------------------------------------------------------------
      Total interest expense                                               3,343,965            2,317,573            2,097,656
- --------------------------------------------------------------------------------------------------------------------------------
      Net interest income                                                  3,529,579            2,996,180            2,416,715

PROVISION FOR LOAN LOSSES                                                    180,253               51,602              106,327
- --------------------------------------------------------------------------------------------------------------------------------
      Net interest income after provision
        for loan losses                                                    3,349,326            2,944,578            2,310,388
- --------------------------------------------------------------------------------------------------------------------------------

NONINTEREST INCOME
  Rental income                                                              247,221               82,983                5,988
  Gain on sale of loans, net                                                  11,988               10,808               28,581
  Other                                                                       58,350               49,269               33,646
  Loss on sale of investments                                                (38,543)                  --                   --
- --------------------------------------------------------------------------------------------------------------------------------

      Total noninterest income                                               279,016              143,060               68,215
- --------------------------------------------------------------------------------------------------------------------------------

NONINTEREST EXPENSES
  Compensation and related expenses                                        1,096,297              898,994              672,510
  Occupancy                                                                  179,663              159,914              168,052
  Furniture and equipment                                                     75,640               72,543               56,469
  Other operating                                                            531,414              518,330              507,305
- --------------------------------------------------------------------------------------------------------------------------------

     Total noninterest expenses                                           1,883,014            1,649,781            1,404,336
- --------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                                                 1,745,328            1,437,857              974,267

INCOME TAXES                                                                 673,981              555,301              372,528
- --------------------------------------------------------------------------------------------------------------------------------
Net income                                                                $1,071,347           $  882,556           $  601,739
================================================================================================================================

EARNINGS PER COMMON SHARE                                                 $     1.42           $     1.32           $     1.05
================================================================================================================================


  The accompanying notes are an integral part of these financial statements.

- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                    15

CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDER'S EQUITY
- --------------------------------------------------------------------------------

- ------------------------------------------------------------------------------------------------------------------------------------

                                                 Common stock                                             Unrealized          Total
                                           ------------------------         Capital        Retained    gains (losses)  stockholders'
                                             Shares      Par value          surplus        earnings    on securities         equity
- ------------------------------------------------------------------------------------------------------------------------------------


BALANCE, DECEMBER 31, 1992                  446,069       $446,069       $3,575,609      $  515,346        $     --      $4,537,024
Cash dividend $.12 per share                     --             --               --         (70,881)             --         (70,881)
Sale of stock                               103,203        103,203          980,429              --              --       1,083,632
Cost of stock offering                           --             --         (122,495)             --              --        (122,495)
Net income                                       --             --               --         601,739              --         601,739
- ------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1993                  549,272        549,272        4,433,543       1,046,204              --       6,029,019
Cash dividend $.15 per share                     --             --               --        (101,625)             --        (101,625)
Sale of stock                                   100            100            1,000              --              --           1,100
Cost of stock offering                           --             --             (650)             --              --            (650)
Net income                                       --             --               --         882,556              --         882,556
- ------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1994                  549,372        549,372        4,433,893       1,827,135              --       6,810,400
Cash dividend $.19 per share                     --             --               --        (143,302)             --        (143,302)
Exercise of warrants                         98,113         98,113          981,130              --              --       1,079,243
Exercise of options                           6,000          6,000           57,500              --              --          63,500
Stock split effected in the form
 of a 20% stock dividend                    130,690        130,690         (130,795)             --              --            (105)
Net income                                       --             --               --       1,071,347              --       1,071,347
Change in unrealized gains
 (losses) on securities                          --             --               --              --         (31,045)        (31,045)
- ------------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1995                  784,175       $784,175       $5,341,728      $2,755,180        $(31,045)     $8,850,038
====================================================================================================================================


  The accompanying notes are an integral part of these financial statements.

- --------------------------------------------------------------------------------
16                                                    ANNAPOLIS BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
- --------------------------------------------------------------------------------
Years Ended December 31,

                                                                         1995                       1994                       1993
- ------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                     $  1,071,347               $    882,556               $    601,739
  Adjustments to reconcile net income to
    net cash provided by operating activities
      Provision for loan losses                                       180,253                     51,602                    106,327
      Depreciation and amortization                                   102,077                     91,690                     65,305
      Amortization of premiums and accretion
        of discounts, net                                                 928                      3,284                      1,368
      Net loss on sales of assets                                      17,634                         --                         --
      Loans originated for sale                                    (3,173,600)                        --                         --
      Proceeds from sale of loans                                   2,423,600                         --                         --
      (Increase) decrease in
        Accrued interest receivable                                  (178,570)                   (66,925)                   (95,156)
        Deferred income tax                                           (12,746)                    89,067                    (42,370)
        Other assets                                                  (19,475)                   (88,976)                   (95,499)
      Increase (decrease) in
        Deferred loan fees and discounts                               35,619                     33,807                     59,919
        Accrued interest payable                                       15,770                     16,532                     (7,727)
        Income taxes payable                                              --                    (53,737)                  (141,197)
        Other liabilities                                              69,886                     33,115                     16,792
- ------------------------------------------------------------------------------------------------------------------------------------
          Net cash provided by operating activities                   532,723                    992,015                    469,501
- ------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Sale of investment securities available for sale                    644,149                         --                         --
  Purchase of investment securities                                (1,373,100)                  (637,100)                (5,241,689)
  Principal repayments on investment securities                     1,928,723                    285,701                     91,086
  Loans originated                                                (34,655,453)               (20,965,013)               (18,310,192)
  Principal repayments on loans                                    23,376,700                 15,404,906                  8,542,387
  Loans purchased                                                  (2,826,469)                  (549,881)                (1,451,113)
  Loans sold                                                        1,619,507                    915,906                    526,340
  Proceeds from sale of other real estate                             434,725                         --                         --
  Purchases of other real estate                                     (419,003)                        --                         --
  Sale of premises and equipment                                          676                         --                         --
  Purchase of premises and equipment                                  (31,885)                  (361,717)                (1,588,488)
- ------------------------------------------------------------------------------------------------------------------------------------
          Net cash used by investing activities                   (11,301,430)                (5,907,198)               (17,431,669)
- ------------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Net increase in deposits                                          9,284,584                    354,244                 10,251,780
  Proceeds from stock issued, net                                   1,142,638                        450                    961,137
  Proceeds from borrowings                                          2,025,000                  4,000,000                  1,000,000
  Net increase (decrease) in balance due to banks                   1,733,090                   (247,524)                  (147,244)
  Dividends paid                                                     (125,681)                   (96,127)                   (60,061)
- ------------------------------------------------------------------------------------------------------------------------------------
          Net cash provided by financing activities                14,059,631                  4,011,043                 12,005,612
- ------------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS                                              3,290,924                   (904,140)                (4,956,556)
Cash and cash equivalents at beginning of year                      2,808,128                  3,712,268                  8,668,824
- ------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                         $  6,099,052               $  2,808,128               $  3,712,268
====================================================================================================================================

  The accompanying notes are an integral part of these financial statements.


- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                    17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
December 31, 1995


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The accounting and reporting policies in the financial statements conform to generally accepted accounting principles and to general practices within the banking industry.
  The principal business of the Bank of Annapolis is to accept time and demand deposits, and to make loans and other investments. The Bank's primary market area is in Anne Arundel County, Maryland, although the Bank's business development efforts generate business outside of the area. The Bank offers a broad range of banking products, including a full line of business and personal savings and checking accounts, money market demand accounts, certificates of deposit, travelers checks, certified checks, U.S. Savings Bond application and redemption, Mastercard/VISA/American Express credit card and merchant deposit services, federal tax depository services, individual retirement accounts, money orders, money wire transfers, the MOST automated teller product, and other banking services.
  The Bank grants a variety of loan types including commercial and residential real estate loans, commercial term loans and lines of credit, consumer loans, and letters of credit. The Bank's customers are primarily individuals and small businesses.
  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Principles of consolidation

  The  consolidated  financial  statements  include the  accounts  of  Annapolis
Bancshares,   Inc.  and  its   wholly-owned   subsidiary,   Bank  of  Annapolis.
Intercompany accounts and transactions have been eliminated.

Cash equivalents

  For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold.

Investment securities

  As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity, or over the expected life of mortgage-backed securities. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses included in stockholders' equity on an after-tax basis.

Loans and allowance for loan losses

  Loans are stated at face value, plus deferred origination costs, less unearned discounts, deferred origination fees, and the allowance for loan losses.
  Interest on loans is credited to income based on the principal amounts outstanding. Origination fees and costs are amortized to income over the contractual life of the related loans as an adjustment of yield. Discounts on the purchase of mortgage loans are amortized to income over the contractual lives of the loans. Accrual of interest on a loan is discontinued when management believes, after considering economic and business conditions and collection efforts, that collection is doubtful.
  The allowance for loan losses represents an amount which, in management's judgment, will be adequate to absorb possible losses on existing loans that may become uncollectible. Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. If the current economy or real estate market were to suffer a severe downturn, the estimate for uncollectible accounts would need to be increased. Loans which are deemed uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.
  Management classifies loans as impaired when the collection of the contractual obligations, including principal and interest, is doubtful.

Loans available for sale

  Loans available for sale are carried at the lower of cost or fair value. Loans are sold without recourse.

Bank premises and equipment

  Bank premises and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed over the estimated useful lives using the straight-line method. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

Real estate owned

  Real estate acquired in satisfaction of a debt is carried at the lower of cost or net realizable value.

- --------------------------------------------------------------------------------
18                                                    ANNAPOLIS BANCSHARES, INC.

- --------------------------------------------------------------------------------
December 31, 1995


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

  The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Earnings per share

  Earnings per common share are determined by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding giving retroactive effect to stock dividends paid. Weighted average shares were 748,709, 700,240, and 572,536 for 1995, 1994, and 1993, respectively.


NOTE 2. CASH AND EQUIVALENTS

  The Bank normally carries balances with another bank that exceed the federally insured limit. The average balance carried in excess of the limit, including unsecured federal funds sold to the same bank, was $3,885,816 and $3,264,500 for 1995 and 1994, respectively.
  Banks are required to carry cash reserves of specified percentages of deposit balances. The Bank's normal balances of cash on hand and on deposit with other banks are sufficient to satisfy these reserve requirements.


NOTE 3. INVESTMENT SECURITIES

  Investment securities are summarized as follows:


                                             Amortized              Unrealized             Unrealized                 Market
December 31, 1995                              cost                    gains                 losses                    value
- --------------------------------------------------------------------------------------------------------------------------------

Held to maturity
  U.S. Treasury securities                  $  499,518                $   --                $  (1,471)               $  498,047
  U.S. Government agencies                     500,000                 1,000                       --                   501,000
  Obligations of states and
     political subdivisions                     90,000                    --                      (30)                   89,970
  Mortgage-backed securities                   398,162                    --                   (6,721)                  391,441
  Certificates of deposit                      100,000                    --                       --                   100,000
- --------------------------------------------------------------------------------------------------------------------------------
                                            $1,587,680                $1,000                $  (8,222)               $1,580,458
================================================================================================================================

Available for sale
  U.S. Government agencies                  $1,855,391                $   --                $ (50,579)               $1,804,812
================================================================================================================================

December 31, 1994
- --------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury securities                    $1,498,705                $   --                $ (26,986)               $1,471,719
U.S. Government agencies                     1,856,994                    --                 (208,544)                1,648,450
Obligations of states and
  political subdivisions                        90,000                    --                   (9,900)                   80,100
Mortgage-backed securities                   1,222,101                    --                 (161,928)                1,060,173
- --------------------------------------------------------------------------------------------------------------------------------
                                            $4,667,800                $   --                $(407,358)               $4,260,442
================================================================================================================================

December 31, 1993
- --------------------------------------------------------------------------------------------------------------------------------
U.S. Treasury securities                    $1,500,235                $1,324                $    (308)               $1,501,251
U.S. Government agencies                     1,858,597                    --                   (9,972)                1,848,625
Obligations of states and
  political subdivisions                        90,000                    --                       --                    90,000
Mortgage-backed securities                   1,507,953                    --                  (13,617)                1,494,336
- --------------------------------------------------------------------------------------------------------------------------------
                                            $4,956,785                $1,324                $ (23,897)               $4,934,212
================================================================================================================================

- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                    19

- --------------------------------------------------------------------------------
December 31, 1995


NOTE 3. INVESTMENT SECURITIES (continued)

  The amortized cost and market value of debt securities by contractual maturities are shown below. Mortgage-backed securities are allocated based on their weighted average life. Actual maturities of these securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or repayment penalties.


                                                                            December 31, 1995
- ----------------------------------------------------------------------------------------------------------------------------------
                                                    Held to maturity                                  Available for sale
                                          ------------------------------------               ------------------------------------
                                          Amortized                   Market                 Amortized                   Market
                                             cost                      value                    cost                      value
- ----------------------------------------------------------------------------------------------------------------------------------

Due within one year                       $1,099,518                $1,099,047              $        --                $       --
Due after one through five years             398,162                   391,441                1,855,391                 1,804,812
Due after five years                          90,000                    89,970                       --                        --
- ----------------------------------------------------------------------------------------------------------------------------------
                                          $1,587,680                $1,580,458               $1,855,391                $1,804,812
==================================================================================================================================
                                                    December 31, 1994                                  December 31, 1993
                                          ------------------------------------               ------------------------------------
                                          Amortized                   Market                 Amortized                   Market
                                             cost                      value                    cost                      value
- ----------------------------------------------------------------------------------------------------------------------------------

Due within one year                       $1,000,342                $  992,656              $        --               $        --
Due after one through five years           1,554,596                 1,437,602                3,611,443                 3,594,837
Due after five years                       2,112,862                 1,830,184                1,345,342                 1,339,375
- ----------------------------------------------------------------------------------------------------------------------------------
                                          $4,667,800                $4,260,442               $4,956,785                $4,934,212
==================================================================================================================================

  In accordance with the transition provisions of Statements of Financial Accounting Standards No. 115, Accounting for Certain Debt and Equity Securities, the Bank transferred investment securities from held to maturity to available for sale. The amortized cost and gross unrealized losses on the date of transfer were $2,532,542 and $102,830, respectively.
  Proceeds from available for sale securities during 1995 were $644,149 and realized losses on those sales were $38,543.
  In January, 1996, the investment securities available for sale were sold. Proceeds from the sale were $1,804,812, resulting in a realized loss of $50,578.
  Other securities are as follows:


                                            1995            1994            1993
- --------------------------------------------------------------------------------

Federal Reserve Bank stock              $180,900        $148,800        $148,800
Federal Home Loan Bank stock             801,300         801,300         164,200
- --------------------------------------------------------------------------------
                                        $982,200        $950,100        $313,000
================================================================================




- --------------------------------------------------------------------------------
20                                                    ANNAPOLIS BANCSHARES, INC.

- --------------------------------------------------------------------------------
December 31, 1995


NOTE 4. LOANS AND ALLOWANCE FOR LOAN LOSSES
Major  classifications  of loans are as follows:


- ------------------------------------------------------------------------------------------------------------------------------------
                                                               1995                            1994                          1993
- ------------------------------------------------------------------------------------------------------------------------------------

Commercial                                              $ 6,788,803                     $ 7,759,006                   $ 7,608,757
Real estate
  Commercial                                             36,530,994                      32,853,800                    28,728,488
  Residential                                            13,212,229                       8,886,843                     9,351,368
  Land                                                    2,485,722                       1,787,968                       701,448
  Construction                                            7,148,297                       2,449,724                     1,995,672
  Home equity                                             1,099,699                       1,233,600                     1,231,368
Consumer                                                  1,174,729                       1,048,438                     1,208,196
- ------------------------------------------------------------------------------------------------------------------------------------
                                                         68,440,473                      56,019,379                    50,825,297
- ------------------------------------------------------------------------------------------------------------------------------------
Less
  Deferred loan origination fees, net of costs              429,390                         356,913                       296,727
  Discount on loans purchased                                97,465                         134,323                       160,702
  Allowance for loan losses                                 686,636                         555,281                       503,679
- ------------------------------------------------------------------------------------------------------------------------------------
                                                          1,213,491                       1,046,517                       961,108
- ------------------------------------------------------------------------------------------------------------------------------------
Loans, net                                              $67,226,982                     $54,972,862                   $49,864,189
====================================================================================================================================

     Transactions in the allowance for loan losses were as follows:

                                                                                                                     Consumer
                                                                        Real                            and home
                                                   Commercial          estate        Construction        equity            Total
- ------------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1992                        $  60,073          $283,510          $25,798          $27,971          $ 397,352
Provision charged to operations                      15,956            99,736           (6,015)          (3,350)           106,327
Charge-offs                                              --                --               --               --                 --
Recoveries                                               --                --               --               --                 --
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                           76,029           383,246           19,783           24,621            503,679
Provision charged to operations                       1,067            47,046            5,435           (1,946)            51,602
Charge-offs                                              --                --               --               --                 --
Recoveries                                               --                --               --               --                 --
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                           77,096           430,292           25,218           22,675            555,281
Provision charged to operations                      17,686           137,469           25,098               --            180,253
Charge-offs                                        (316,829)               --               --               --           (316,829)
Recoveries                                          267,931                --               --               --            267,931
- ------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                        $  45,884          $567,761          $50,316          $22,675          $ 686,636
====================================================================================================================================

  There were no loans on which the accrual of interest had been discontinued at December 31, 1995 or 1994. At December 31, 1993, loans on which the accrual of interest had been discontinued amounted to $35,573. Interest that would have been recorded was $2,059 for 1993. Loans which were 90 days or more past due amounted to $210,694 and $160,967 at December 31, 1995 and 1994. There were no other loans 90 days or more past due at December 31, 1993. No loans are classified as impaired at December 31, 1995.
  The Bank provides loan collection and accounting services for others on loans of $4,522,780, $4,337,287, and $4,396,990 at December 31, 1995, 1994, and 1993,
respectively.
  The Bank lends to customers located primarily in Annapolis, Baltimore, and surrounding areas of central Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.


- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                    21

- --------------------------------------------------------------------------------
December 31, 1995

NOTE 5. CREDIT COMMITMENTS

  Outstanding loan commitments, unused lines of credit, and letters of credit were as follows:

                                                                       1995                        1994                        1993
- ------------------------------------------------------------------------------------------------------------------------------------
Loan commitments
  Commercial                                                     $   80,000                  $  718,200                  $  105,000
  Real estate                                                     5,617,374                   2,055,000                   3,507,000
  Construction                                                    1,770,000                   5,083,400                     940,536
  Home equity                                                            --                          --                     100,000
  Consumer                                                           15,000                      25,875                          --
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                 $7,482,374                  $7,882,475                  $4,652,536
====================================================================================================================================
Unused lines of credit
  Commercial                                                     $2,142,704                  $2,395,909                  $1,609,118
  Construction                                                    1,019,965                   2,180,598                   1,103,761
  Home equity                                                     1,011,301                     935,400                   1,085,232
  Consumer                                                          130,352                      86,000                     131,789
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                 $4,304,322                  $5,597,907                  $3,929,900
====================================================================================================================================
Letters of credit                                                $  247,640                  $  438,858                  $ 543 ,654
====================================================================================================================================


  Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have variable interest rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time.
  Letters of credit are commitments issued to guarantee the performance of a customer to a third party.
  Loan commitments and lines and letters of credit are made on the same terms, including collateral, as outstanding loans. No amount has been recognized by the Bank as an allowance for losses related to these financial instruments with off-balance sheet risk.


NOTE 6. PREMISES AND EQUIPMENT

  A summary of premises and equipment and the related depreciation is as follows:

                                                     Estimated
                                                    useful lives                  1995                   1994                  1993
- ------------------------------------------------------------------------------------------------------------------------------------
Land                                                                        $  310,252              $  310,252           $  310,252
Building and improvements                            5-40 years              1,532,833               1,531,906            1,237,995
Furniture, fixtures, and equipment                   5-7 years                 336,892                 308,502              246,294
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                             2,179,977               2,150,660            1,794,541
Accumulated depreciation                                                       235,983                 147,130               74,250
- ------------------------------------------------------------------------------------------------------------------------------------
Net premises and equipment                                                  $1,943,994              $2,003,530           $1,720,291
====================================================================================================================================
Depreciation expense                                                        $   89,516              $   78,478           $   58,817
====================================================================================================================================


  In 1989, the Bank purchased land on General's Highway, Annapolis, for the purpose of developing a future site for the Bank. Included in other assets at December 31, 1995, 1994, and 1993, is $472,476, the cost of the General's Highway property which the Bank is marketing for sale. At December 31, 1995, the Bank had a contract of sale which permitted a third party to conduct a feasibility study of the land and provided for the option to purchase the property.




- --------------------------------------------------------------------------------
22                                                    ANNAPOLIS BANCSHARES, INC.

- --------------------------------------------------------------------------------
December 31, 1995


NOTE 7. LEASE COMMITMENTS

  The Bank leases excess office space in its building and the building located on an adjoining property at 1 Hudson Street. At December 31, 1995, future minimum rentals receivable under the leases are as follows:


           Period                                  Minimum rentals receivable
           ------------------------------------------------------------------

            1996                                             $243,512
            1997                                              231,712
            1998                                              229,537
            1999                                              163,996

  The rental amounts are comprised of base rent plus a fixed allocation of the landlord's expenses as specified in the lease. The total rental income collected under these leases was $247,221 for 1995, $82,983 for 1994, and $5,988 for 1993.


NOTE 8. DEPOSITS

  Major classifications of deposits as of December 31, are as follows:



                                               1995           1994               1993
- ------------------------------------------------------------------------------------------

Demand                                     $ 2,082,290     $ 2,660,732       $   939,575
NOW accounts                                 2,361,376       1,269,599         2,016,756
Savings and money market                    14,507,526      14,355,101        19,442,045
Other time                                  45,054,123      36,435,299        31,968,111
- ------------------------------------------------------------------------------------------
                                           $64,005,315     $54,720,731       $54,366,487
==========================================================================================

  Time deposits, $100,000 and over, mature as follows:

Three months or less                       $ 2,337,948     $ 1,050,810       $ 1,152,702
Over three months through six months         2,284,910       1,354,161         1,542,692
Over six months through one year             2,581,403       3,356,268         2,425,061
Over one year through five years               736,034         617,802           694,747
- ------------------------------------------------------------------------------------------
                                           $ 7,940,295     $ 6,379,041       $ 5,815,202
==========================================================================================
Related interest expense                   $   376,335     $   213,723       $   187,785
==========================================================================================

  Interest paid on all deposit accounts was $3,104,428, $2,175,937, and $2,095,745 for the years ended December 31, 1995, 1994, and 1993, respectively.


NOTE 9. RELATED PARTY TRANSACTIONS

  The Bank's current policy precludes the granting of loans to Directors or Officers of the Bank. This policy is periodically reviewed by the Bank's Board of Directors. Some of the Directors and Officers of the Company and the Bank are customers of, and/or had transactions with, the Bank in the ordinary course of business. Such transactions were routine. There have been no material transactions between the Company or the Bank and any Director or Officer thereof, nor have any material transactions been proposed.



- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                    23

- --------------------------------------------------------------------------------
December 31, 1994


NOTE 10. BORROWINGS

  The Bank may borrow up to $9,985,000 under a line of credit with The Federal Home Loan Bank (FHLB). At December 31, 1995, 1994, and 1993, the Bank had the following advances outstanding:


                              Original      Interest                                                    Balance
Date of advance                 amount          rate        Due date                     1995              1994            1993
- -------------------------------------------------------------------------------------------------------------------------------

August 30, 1993             $1,000,000         4.55%        August 30, 1996        $1,000,000        $1,000,000      $1,000,000
February 7, 1994             2,000,000         5.21%        February 7, 1997        2,000,000         2,000,000              --
December 23, 1994            2,000,000         6.52%        March 23, 1995                 --         2,000,000              --
June 28, 1995                2,000,000         6.05%        June 28, 1996           2,000,000                --              --
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                   $5,000,000        $5,000,000      $1,000,000
===============================================================================================================================

  The line of credit is secured by a floating lien on all of the Bank's amortizing 1-4 family residential first mortgage loans and certain commercial mortgage loans.
  The Bank was required to purchase shares of the capital stock in the FHLB as a condition to obtaining the line of credit.
  In addition to the line of credit available from the FHLB, the Bank has two lines of credit with its correspondent bank which includes a $5,000,000 reverse repurchase line of credit and an additional $1,000,000 unsecured line of credit. At December 31, 1995, the Bank had outstanding unsecured borrowings of $1,000,000 and secured borrowings of $1,025,000. The secured borrowings are collateralized by investment securities whose amortized cost and market value at December 31, 1995, were $1,152,337 and $1,131,797, respectively.

NOTE 11. INCOME TAXES

  The components of income tax expense are as follows:

                                                                               1995                    1994                    1993
- ------------------------------------------------------------------------------------------------------------------------------------
Current
  Federal                                                                  $561,658                $381,728                $339,323
  State                                                                     125,069                  84,506                  72,202
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                            686,727                 466,234                 411,525
Deferred                                                                    (12,746)                 89,067                 (38,997)
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                           $673,981                $555,301                $372,528
====================================================================================================================================

    The components of the deferred tax expense (benefits) are as follows:

Provision for credit losses                                                $(50,729)               $(19,929)               $(41,063)
Deferred loan origination fees                                               19,616                  91,358                 (29,739)
Depreciation                                                                 18,367                  17,638                  31,805
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                           $(12,746)               $ 89,067                $(38,997)
====================================================================================================================================

    The components of the net deferred tax asset as of December 31, are as follows:

Assets
  Allowance for credit losses                                              $234,012                $183,283                $163,354
  Deferred loan origination fees and costs                                    3,622                  23,238                 114,596
  Unrealized loss on securities available
    for sale                                                                 19,533                      --                      --
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                            257,167                 206,521                 277,950
Liabilities
  Depreciation                                                               64,326                  45,959                  28,321
- ------------------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                     $192,841                $160,562                $249,629
====================================================================================================================================


- --------------------------------------------------------------------------------
24                                                    ANNAPOLIS BANCSHARES, INC.

- --------------------------------------------------------------------------------
December 31, 1995


NOTE 11. INCOME TAXES (continued)

  The differences between income taxes computed at the statutory federal rate and income tax expense shown in the consolidated statements of income are reconciled as follows:


Income before income taxes                                            $1,745,328                 $1,437,857                $974,267
- ------------------------------------------------------------------------------------------------------------------------------------
Income taxes at statutory rate of 34%                                 $  593,412                 $  488,871                $331,251
State income taxes, net of federal benefit                                80,634                     66,429                  45,011
Tax exempt income                                                         (1,146)                    (1,186)                     --
Nondeductible expenses and other                                           1,081                      1,187                  (3,734)
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                      $  673,981                 $  555,301                $372,528
====================================================================================================================================
Income taxes paid                                                     $  702,345                 $  574,333                $555,996
====================================================================================================================================



NOTE 12. STOCKHOLDERS' EQUITY

Preferred stock

  The Company is authorized to issue up to 1,000,000 shares of Preferred Stock with a par value of $1.00 per share.

Warrants

  The Company granted nontransferable stock warrants to two stockholders, one of whom is the President of the Company and the Bank, to purchase up to an additional 6,000 shares of common stock each. The purchase price of the stock is $8.33 per share and must be exercised by March 31, 1998, the expiration date. The warrants are currently exercisable.
  In a stock offering concluded on November 5, 1993, the Company offered up to 250,000 units at a price of $10.50 per unit. A unit consisted of one share of common stock, par value $1.00 per share, and one warrant to purchase one share of common stock. The shares of common stock and the warrants are separately transferrable. The warrants were exercisable immediately upon their issuance and could be exercised at a price of $11.00 per share on or before June 30, 1995. In 1995, 98,113 warrants were exercised resulting in additional capital of $1,079,243.

Stock options

  The Company has a stock option plan which provides for the granting of both nonqualified options and incentive stock options for eligible employees. Generally, the exercise price of any stock options granted is 100 percent of the fair market value of the Company's common stock as of the grant date. If an option is granted to an employee who owns more than 10 percent of the combined voting power of all classes of stock, the option price is 110 percent of the fair market value.
  During 1995, 5,000 shares and 1,000 shares were issued at $10 and $13.50, respectively.
  A summary of changes in the outstanding options under the plan as restated for the effect of the 20% stock dividend is as follows:

                                                                             1995                     1994                    1993
- -----------------------------------------------------------------------------------------------------------------------------------

Beginning of year                                                          19,800                   17,400                  15,000
Options granted                                                                --                    2,400                   2,400
Options exercised                                                           7,200                       --                      --
Options expired                                                                --                       --                      --
- -----------------------------------------------------------------------------------------------------------------------------------
End of year                                                                12,600                   19,800                  17,400
===================================================================================================================================

  Options for 9,000 shares are exercisable at $8.33 per share, and will expire on July 5, 1999; options for 2,400 are exercisable at $8.75 per share, and will expire October 19, 2003; and options for 1,200 are exercisable at $11.25 per share, and will expire September 20, 2004.

- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                    25

- --------------------------------------------------------------------------------
December 31, 1995


NOTE 13. OTHER OPERATING EXPENSES

  Other operating expenses include the following:

                                                                              1995                1994                1993
- ---------------------------------------------------------------------------------------------------------------------------

FDIC assessment                                                           $ 66,014            $121,731            $103,815
Directors' fees                                                             78,500              79,650              63,500
Advertising and public relations                                            32,866              32,858              51,781
Stationery and supplies                                                     34,520              33,162              44,063
Data processing                                                             47,535              47,503              42,077
Telephone and postage                                                       46,258              34,904              32,706
Liability insurance                                                         29,330              33,811              32,418
Audit                                                                       25,105              26,515              25,956
Organizational dues and subscriptions                                       20,023              13,756              12,281
Legal                                                                       53,658              32,863              44,222
Other                                                                       97,605              61,577              54,486
- ---------------------------------------------------------------------------------------------------------------------------
                                                                          $531,414            $518,330            $507,305
===========================================================================================================================

NOTE 14. RETIREMENT PLAN

  The Bank has a contributory thrift plan qualifying under section 401(k) of the Internal Revenue Code. Employees are eligible to participate in the plan after one year of service. The Bank's matching contributions to the plan, included in expenses, were $10,501 for 1995, $7,562 for 1994, and $5,291 for 1993.

NOTE 15. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  The following is a summary of the unaudited quarterly results of operations:

                                                                                Three months ended
- ---------------------------------------------------------------------------------------------------------------------------
                                                       December 31        September 30           June 30          March 31
- ---------------------------------------------------------------------------------------------------------------------------


1995
Interest income                                         $1,943,676          $1,819,598        $1,603,502        $1,506,768
Interest expense                                           922,624             906,637           785,261           729,443
Net interest income                                      1,021,052             912,961           818,241           777,325
Provision for loan losses                                   52,324              30,164            47,551            50,214
Net income                                                 319,947             308,372           233,953           209,075

Earnings per share                                             .40                 .39               .33               .30
Dividends per share                                          .0575               .0458             .0438             .0417

1994
Interest income                                         $1,388,933          $1,331,336        $1,322,835        $1,270,649
Interest expense                                           630,718             579,501           560,046           547,308
Net interest income                                        758,215             751,835           762,789           723,341
Provision for loan losses                                   16,575               7,414                --            27,613
Net income                                                 215,931             225,458           235,815           205,352

Earnings per share                                             .31                 .34               .36               .31
Dividends per share                                          .0417               .0396             .0375             .0354

1993
Interest income                                         $1,216,824          $1,178,404        $1,089,869        $1,029,274
Interest expense                                           546,940             515,771           508,621           526,324
Net interest income                                        669,884             662,633           581,248           502,950
Provision for loan losses                                   36,423              29,515            22,762            17,627
Net income                                                 150,255             153,441           164,627           133,416

Earnings per share                                             .22                 .27               .31               .25
Dividends per share                                          .0333               .0333             .0292             .0250


- --------------------------------------------------------------------------------
26                                                    ANNAPOLIS BANCSHARES, INC.

- --------------------------------------------------------------------------------
December 31, 1995


NOTE 16. CAPITAL STANDARDS

  The Federal Deposit Insurance Company has adopted risk-based capital standards for banks. These standards require minimum ratios of capital to risk-based assets of 4 percent for Tier 1 capital and 8 percent for total capital. Tier 1 capital consists of stockholders' equity less certain intangible assets, and total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.
  The bank must also maintain a minimum capital leverage ratio of 3 to 5 percent of Tier 1 capital to average total assets. The standard is based on a discretionary evaluation of the Bank's risk profile by the FDIC.
  A bank is considered well capitalized if it has minimum Tier 1 and total risk-based capital ratios of 6 percent and 10 percent, respectively, and a minimum leverage ratio of 5 percent.
  Summarized below are the capital ratios, and related components, of the Bank at December 31:


                                                                        1995                   1994                   1993
- ---------------------------------------------------------------------------------------------------------------------------

Risk-based capital ratios:
  Tier 1 capital ratio                                                 13.2%                  12.1%                  11.8%
  Total capital ratio                                                  14.2%                  13.1%                  12.7%

Leverage ratio using annual average assets                             12.1%                  10.6%                  11.0%

  Tier 1 capital                                                 $ 8,880,070            $ 6,809,723            $ 6,026,059
  Total capital                                                  $ 9,566,706            $ 7,365,004            $ 6,529,738

Risk-weighted assets                                             $67,138,531            $56,247,382            $51,249,304

NOTE 17. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.


December 31, 1995                        Carrying amount          Fair value
- ------------------------------------------------------------------------------

Financial assets
  Cash and due from banks                    $   107,240          $   107,240
  Federal funds sold                           5,964,730            5,964,730
  Interest-bearing deposits                       27,082               27,082
  Investment securities (total)                3,392,492            3,385,270
  Other securities                               982,200              982,200
  Loans, net                                  67,226,982           67,279,195
  Accrued interest receivable                    647,355              647,355

Financial liabilities
  Noninterest-bearing deposits               $ 2,082,290          $ 2,082,290
  Interest-bearing deposits                   61,923,025           62,034,902
  FHLB Advances and Other Borrowings           7,025,000            7,032,000
  Due to banks                                 1,733,090            1,733,090
  Accrued interest payable                        62,967               62,967
  Dividend payable                                45,090               45,090

  The fair value of interest-bearing deposits with other financial institutions is estimated based on quoted interest rates for deposits with similar terms.
  The fair values of U.S. Treasury and Government agency securities are determined using market quotations. For state and municipal securities, the fair values are estimated using a matrix that considers yield to maturity, credit quality, and marketability.
  The fair value of fixed-rate loans is estimated to be the present value of scheduled payments discounted using interest rates currently in effect for loans of the same class and term. The fair value of variable-rate loans, including loans with a demand feature, is estimated to equal the carrying amount. The valuation of loans is adjusted for possible loan losses.
  The fair value of interest-bearing checking, savings, and money market deposit accounts is equal to the carrying amount. The fair value of fixed-maturity time deposits is estimated based on interest rates currently offered for deposits of similar remaining maturities.
  The fair value of long-term debt is estimated based on interest rates currently offered for long-term debt of similar terms.
  It is not practicable to estimate the fair value of outstanding loan commitments, unused lines, and letters of credit.

- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                    27

- --------------------------------------------------------------------------------
December 31, 1995


NOTE 18. PARENT COMPANY FINANCIAL INFORMATION

  The balance sheets and statements of income and cash flows for Annapolis Bancshares, Inc. (Parent Only) follow:


ASSETS

                                                                                1995                 1994                   1993
- ----------------------------------------------------------------------------------------------------------------------------------

Cash                                                                      $    1,185            $      396            $    1,573
Investment in Bank of Annapolis                                            8,849,025             6,809,723             6,027,667
Due from subsidiary                                                           45,000                27,750                21,750
- ----------------------------------------------------------------------------------------------------------------------------------
     Total assets                                                         $8,895,210            $6,837,869            $6,050,990
==================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities
  Dividend payable                                                        $   45,090            $   27,469            $   21,971
  Other                                                                           82                    --                    --
- ----------------------------------------------------------------------------------------------------------------------------------
                                                                              45,172                27,469                21,971
- ----------------------------------------------------------------------------------------------------------------------------------

Stockholders' equity
  Common stock, par value $1.00 per share;  authorized 5,000,000 shares;  issued and outstanding, 784,175, 549,372, and 549,272
     shares                                                                  784,175               549,372               549,272
  Additional paid-in capital                                               5,341,728             4,433,893             4,433,543
  Retained earnings                                                        2,755,180             1,827,135             1,046,204
  Unrealized gains (losses) on securities                                    (31,045)                   --                    --
- ----------------------------------------------------------------------------------------------------------------------------------
     Total stockholders' equity                                            8,850,038             6,810,400             6,029,019
- ----------------------------------------------------------------------------------------------------------------------------------
     Total liabilities and stockholders' equity                           $8,895,210            $6,837,869            $6,050,990
==================================================================================================================================












- --------------------------------------------------------------------------------
28                                                    ANNAPOLIS BANCSHARES, INC.

- --------------------------------------------------------------------------------
Years Ended December 31,


                                                                                 1995                   1994                  1993
- ------------------------------------------------------------------------------------------------------------------------------------


STATEMENTS OF INCOME

Dividends from subsidiary                                                 $    71,000              $ 100,500             $  27,000
- ------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes and equity in
  undistributed net income of subsidiary                                       71,000                100,500                27,000
Income taxes                                                                       --                     --                    --
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                               71,000                100,500                27,000
Equity in undistributed net
  income of subsidiary                                                      1,000,347                782,056               574,739
- ------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                $ 1,071,347              $ 882,556             $ 601,739
====================================================================================================================================

STATEMENTS OF CASH FLOWS

Cash flows from operating activities
  Net income                                                              $ 1,071,347              $ 882,556             $ 601,739
  Equity in undistributed net income of subsidiary                         (1,000,347)              (782,056)             (574,739)
  Increase in other assets                                                    (17,250)                (6,000)              (21,750)
  Increase in other liabilities                                                    82                     --                    --
- ------------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                                 53,832                 94,500                 5,250
- ------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
  Capital contributed to subsidiary                                        (1,070,000)                    --              (941,136)
- ------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
  Proceeds from stock issued, net                                           1,142,743                    450               961,137
  Dividends paid                                                             (125,786)               (96,127)              (60,061)
- ------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (applied to) financing
  activities                                                                1,016,957                (95,677)              901,076
- ------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash                                                   789                 (1,177)              (34,810)
Cash at beginning of year                                                         396                  1,573                36,383
- ------------------------------------------------------------------------------------------------------------------------------------
Cash at end of year                                                       $     1,185              $     396             $   1,573
====================================================================================================================================





- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                    29

                                              [ROWLES & COMPANY CERTIFIED PUBLIC
                                                 ACCOUNTANTS LOGO APPEARS HERE]







INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY INFORMATION



    Our audits of the consolidated financial statements presented in the preceding section of this report were made primarily to form an opinion on such financial statements taken as a whole. Supplementary information, contained in the following pages, is not considered essential for the fair presentation of the financial position of Annapolis Bancshares, Inc. and Subsidiary and the results of its operations, changes in stockholders' equity, and cash flows in conformity with generally accepted accounting principles. However, the following data were subjected to the audit procedures applied in the audits of the consolidated financial statements and, in our opinion, are fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.


                                                        /s/ Rowles & Company LLP

Baltimore, Maryland
February 7, 1996











- --------------------------------------------------------------------------------
30                                                    ANNAPOLIS BANCSHARES, INC.

                                                            Bank of Annapolis

BALANCE SHEETS
- -------------------------------------------------------------------------------
At December 31,


                                                                                 1995                   1994                   1993
- ------------------------------------------------------------------------------------------------------------------------------------


ASSETS

Cash and due from banks                                                   $   107,240            $   169,012            $    62,739
Interest bearing deposits in other banks                                       27,082                 48,913                  4,659
Federal funds sold                                                          5,964,730              2,590,203              3,644,870
Investment securities available for sale                                    1,804,812                     --                     --
Investment securities held to maturity
  (market value $1,580,858, $4,260,442,
  and $4,934,212)                                                           1,587,680              4,667,800              4,956,785
Other securities                                                              982,200                950,100                313,000
Loans available for sale                                                      750,000                     --                     --
Loans, less allowance for credit losses of
  $686,636, $555,281, and $503,679                                         67,226,982             54,972,862             49,864,189
Premises and equipment                                                      1,943,994              2,003,530              1,720,291
Accrued interest receivable                                                   647,355                468,785                401,860
Deferred income taxes                                                         192,841                160,562                249,629
Other assets                                                                  649,627                667,187                591,423
- ------------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                        $81,884,543            $66,698,954            $61,809,445
====================================================================================================================================


LIABILITIES AND STOCKHOLDER'S EQUITY

DEPOSITS
  Demand                                                                  $ 2,083,475            $ 2,661,128            $   941,148
  NOW accounts                                                              2,361,376              1,269,599              2,016,756
  Savings and money market                                                 14,507,526             14,355,101             19,442,045
  Other time                                                               45,054,123             36,435,299             31,968,111
- ------------------------------------------------------------------------------------------------------------------------------------
      Total deposits                                                       64,006,500             54,721,127             54,368,060
- ------------------------------------------------------------------------------------------------------------------------------------
Borrowings                                                                  7,025,000              5,000,000              1,000,000
Due to banks                                                                1,733,090                     --                247,524
Accrued interest payable                                                       62,967                 47,197                 30,665
Income taxes payable                                                               --                     --                 53,737
Dividend payable                                                               45,000                 27,750                 21,750
Other liabilities                                                             162,961                 93,157                 60,042
- ------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                    73,035,518             59,889,231             55,781,778
- ------------------------------------------------------------------------------------------------------------------------------------
STOCKHOLDER'S EQUITY
  Common stock, par value $10.00 per share;
    authorized 1,000,000 shares; issued and
    outstanding 150,000 shares                                              1,500,000              1,500,000              1,500,000
  Additional paid-in capital                                                4,529,432              3,459,432              3,459,257
  Retained earnings                                                         2,850,638              1,850,291              1,068,410
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                            8,880,070              6,809,723              6,027,667
Unrealized gain (loss) on investment securities
  available for sale                                                          (31,045)                    --                     --
- ------------------------------------------------------------------------------------------------------------------------------------
      Total stockholder's equity                                            8,849,025              6,809,723              6,027,667
- ------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholder's equity                          $81,884,543            $66,698,954            $61,809,445
====================================================================================================================================



- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                    31

                               Bank of Annapolis

STATEMENTS OF INCOME
- --------------------------------------------------------------------------------
Years Ended December 31,

                                                                                 1995                    1994                   1993

- ------------------------------------------------------------------------------------------------------------------------------------


INTEREST INCOME
  Loans, including fees                                                    $6,350,404              $4,921,920             $4,219,907

  Deposits in banks                                                             3,715                     947                     80

  Federal funds sold                                                          217,915                 118,158                179,812

  Investment securities                                                       301,510                 272,728                114,572

- ------------------------------------------------------------------------------------------------------------------------------------

      Total interest income                                                 6,873,544               5,313,753              4,514,371

- ------------------------------------------------------------------------------------------------------------------------------------


INTEREST EXPENSE
  Interest on deposits                                                      3,101,452               2,168,120              2,082,295
  Interest on borrowed funds                                                  242,513                 149,453                 15,361

- ------------------------------------------------------------------------------------------------------------------------------------
      Total interest expense                                                3,343,965               2,317,573              2,097,656
- ------------------------------------------------------------------------------------------------------------------------------------
      Net interest income                                                   3,529,579               2,996,180              2,416,715
PROVISION FOR CREDIT LOSSES                                                   180,253                  51,602                106,327
- ------------------------------------------------------------------------------------------------------------------------------------
      Net interest income after provision
        for credit losses                                                   3,349,326               2,944,578              2,310,388
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST INCOME
  Rental income                                                               247,221                  82,983                  5,988
  Gain on sale of loans, net                                                   11,988                  10,808                 28,581
  Other                                                                        58,350                  49,269                 33,646
  Loss on sale of investments                                                 (38,543)                     --                     --
- ------------------------------------------------------------------------------------------------------------------------------------
      Total noninterest income                                                279,016                 143,060                 68,215
- ------------------------------------------------------------------------------------------------------------------------------------
NONINTEREST EXPENSES
  Compensation and related expenses                                         1,096,297                 898,994                672,510
  Occupancy                                                                   179,663                 159,914                168,052
  Furniture and equipment                                                      75,640                  72,543                 56,469
  Other operating                                                             531,414                 518,330                507,305
- ------------------------------------------------------------------------------------------------------------------------------------
      Total noninterest expenses                                            1,883,014               1,649,781              1,404,336
- ------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                  1,745,328               1,437,857                974,267
INCOME TAXES                                                                  673,981                 555,301                372,528
- -----------------------------------------------------------------------------------------------------------------------------------
Net income                                                                 $1,071,347              $  882,556             $  601,739
====================================================================================================================================


- --------------------------------------------------------------------------------
32                                                    ANNAPOLIS BANCSHARES, INC.

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS:
- --------------------------------------------------------------------------------

BOARD OF DIRECTORS OF ANNAPOLIS BANCSHARES, INC. AND BANK OF ANNAPOLIS


Louis H. Berman
Endodontist

Michael J. Bermel
Optometrist

Gerald Kadonoff
President of Reprographic Products Group

Stanley H. Katsef
Chairman of the Board of Directors of
Annapolis Bancshares, Inc. and Bank of
Annapolis



John W. Marhefka, Jr.
President & Chief Executive Officer of
Annapolis Bancshares, Inc. and of
Bank of Annapolis

Michael B. Monias
Physician (Retired)

Richard E. Polm
Real Estate Developer and Home Builder




J. Michael Swift
Restaurateur

Michael Weinberg
Podiatrist



EXECUTIVE OFFICERS OF ANNAPOLIS BANCSHARES, INC.

Russell J. Grimes, Jr.
Vice President, Chief Financial Officer &
Treasurer

John W. Marhefka, Jr.
President & Chief Executive Officer

Michael Weinberg
Secretary



EXECUTIVE OFFICERS OF BANK OF ANNAPOLIS

Harriet B. Argentiere
Vice President, Operations and
Administration

David R. Chisholm
Vice President and Senior Loan Officer

Elva J. Chisholm
Vice President, Retail Banking


Russell J. Grimes, Jr.
Vice President, Chief Financial Officer &
Treasurer

John W. Marhefka, Jr.
President & Chief Executive Officer


William A. Murphy
Vice President, Business Development

Michael Weinberg
Secretary


- --------------------------------------------------------------------------------
ANNAPOLIS BANCSHARES, INC.                                                    33

CORPORATE INFORMATION
- --------------------------------------------------------------------------------

Address of Principal Office:
      Annapolis Bancshares, Inc.
      2024 West Street
      Annapolis, MD 21401


Stock Transfer Agent:
      The registrar and transfer agent for Annapolis Bancshares, Inc. common stock is:


Annapolis Bancshares, Inc.
      2024 West Street
      Annapolis, MD 21401


Independent Audit Firm:
      Rowles & Company
      101 East Chesapeake Avenue
      Baltimore, MD 21286


Securities Counsel:
      Muldoon, Murphy & Faucette
      5101 Wisconsin Avenue, N.W.
      Washington, D.C. 20016


Annual Meeting:

      The Annual Meeting of the stockholders of Annapolis Bancshares, Inc. will be held at the Bank of Annapolis Building, 2024 West Street, Annapolis, MD 21401 at 5:00 PM on Wednesday, April 24, 1996.


Form 10-K:

      A copy of Form 10-K, as filed with the Securities and Exchange Commission, Washington, D.C., may be obtained without charge by written request to Russell
J. Grimes, Jr., Vice President, Chief Financial Officer & Treasurer, Annapolis Bancshares, Inc., 2024 West Street, Annapolis, MD 21401.

      The Company's common stock trades on the NASDAQ Small Cap Market under the symbol "ANNB."
















- --------------------------------------------------------------------------------
34                                                    ANNAPOLIS BANCSHARES, INC.

                                   Appendix D

         Quarterly Report on Form 10-QSB of Annapolis Bancshares, Inc.,
                      for the quarter ended March 31, 1996

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

(Mark One)

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE  SECURITIES
    EXCHANGE ACT OF 1934 FOR THE QUARTERLY PERIOD ENDED MARCH
    31, 1996

[ ] TRANSITION REPORT UNDER  SECTION 13 OR 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD
    FROM _________________  TO __________________

Commission File No. 0-25710

                           ANNAPOLIS BANCSHARES, INC.
       ------------------------------------------------------------------
       (Exact name of small business issuer as specified in its charter)


         Maryland                                             52-1606384
   ----------- --------                                      -------------
(State or other jurisdiction of                             (I.R.S. Employer
incorporation or organization)                             Identification No.)

                   2024 West Street, Annapolis, Maryland 21401
                   -------------------------------------------
              (address of principal executive offices and zip code)

                                 (410) 266-3000
                   ------------------------------------------
                           (Issuer's telephone number)



Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]


Applicable only to corporate issuers
State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date.

The registrant has 785,375 shares of common stock outstanding as of March 31, 1996.

     PART I - FINANCIAL INFORMATION - Item 1. Financial Statements

                           Annapolis Bancshares, Inc.
                           Consolidated Balance Sheets


                                            As of                As of
                                        March 31,1996       December 31, 1995
                                        -------------       -----------------
ASSETS                                   (Unaudited)           (Audited)

Cash and federal fund sold              $   4,455,551     $     6,099,052
Investment securities available for sale            -            1,804,812
Investment securities held to maturity        975,365           1,587,680
Other securities                              982,200             982,200
Loans available for sale                      474,400             750,000
Loans, less allowance for loan
  losses of $719,993 and $686,636          70,804,936          67,226,982
Premises and equipment (net)                1,927,612           1,943,994
Accrued interest receivable                   656,958             647,355
Deferred income taxes                         173,308             192,841
Other assets                                  585,483             649,627
                                              -------             -------
TOTAL ASSETS                           $   81,035,813     $    81,884,543
                                       ==============     ===============

LIABILITIES

Deposits
  Demand                               $    2,226,444     $     2,082,290
  Now accounts                              1,778,160           2,361,376
  Savings and Money Market                 12,427,088          14,507,526
  Time, $100,000 and over                   8,601,390           7,940,295
  Other time                               40,823,626          37,113,828
                                           ----------          ----------
Total Deposits                             65,856,709          64,005,315

Borrowings                                  5,000,000           7,025,000
Due to banks                                  541,829           1,733,090
Accrued interest payable                       62,057              62,967
Income taxes payable                          195,902                   -
Other liabilities                             124,212             163,043
Dividends payable                              49,086              45,090
                                               ------              ------
TOTAL LIABILITIES                          71,829,795          73,034,505
                                           ----------          ----------
STOCKHOLDERS' EQUITY

Common stock, par value $1.00 per share      785,375             784,175
     Authorized 5,000,000 shares; issued
     and outstanding 785,375 and 784,175
Additional paid-in capital                  5,354,028           5,341,728
Retained earnings                           3,066,615           2,755,180
                                            ---------           ---------
                                            9,206,018           8,881,083

Unrealized gain(loss) on investment
     securities available for sale                  -             (31,045)
                                              -------             -------

TOTAL STOCKHOLDERS' EQUITY                  9,206,018           8,850,038
                                            ---------           ---------
TOTAL LIABILITIES
& STOCKHOLDERS' EQUITY                  $  81,035,813     $    81,884,543
                                        =============     ===============

                           Annapolis Bancshares, Inc.
                        Consolidated Statements of Income
                                   (unaudited)

                                         Three               Three
                                      Months Ended        Months Ended
                                     March. 31, 1996     March. 31, 1995
                                     ---------------     ---------------
INTEREST INCOME
Loans, including fees                $ 1,856,321         $ 1,369,514
Deposits in banks and federal
      fund sold                           51,605              59,605
Investments securities                    37,892              77,649
                                          ------              ------
       Total interest income           1,945,818           1,506,768
                                       ---------           ---------
INTEREST EXPENSE
Interest on deposits                     837,770             663,996
Interest on borrowed funds                67,713              65,447
                                          ------              ------
       Total interest expense            905,483             729,443
                                         -------             -------
Net interest income                    1,040,335             777,325

Provision for loan losses                 33,357              50,214
                                          ------              ------

Net interest income after
provision for loan losses              1,006,978             727,111
                                       ---------             -------

NON INTEREST INCOME
Rental income                             63,021              61,422
Gain(loss) on sale of loans, net          43,831             (12,302)
Gain(loss) on sale of investments        (50,579)                  -
Other                                     11,994              11,167
                                          ------              ------
       Total noninterest income           68,267              60,287
                                          ------              ------
NON INTEREST EXPENSE
Compensation and related expenses        323,010             228,242
Occupancy expense                         50,730              54,281
Directors fees                            18,750              18,750
Stationary, printing and postage          15,601              16,058
Data processing expense                   15,537              14,380
Equipment repairs and depreciation        21,579              20,695
Advertising                                5,801              12,878
Accounting and legal                       9,115              23,534
Insurance expense                          6,974              39,513
Dues and subscriptions                     2,651               3,403
Education, seminars and travel             7,798               5,564
Other expense                             10,272               9,525
                                          ------               -----
       Total noninterest expense         487,818             446,823
                                         -------             -------
Income before income taxes               587,427             340,575
Income taxes                             226,907             131,500
                                         -------             -------
Net income                           $   360,520          $  209,075
                                ================    ================
EARNINGS PER COMMON SHARE                 $0.46               $0.30

                           Annapolis Bancshares, Inc.
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                            Three               Three
                                         Months Ended         Months Ended
                                        March 31, 1996       March 31, 1995
                                       ---------------       --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income                                 $360,520              $209,075
Adjustments to reconcile income to
cash provided by operating activities:
Provision for loan losses                    33,357                50,214
Loss on sale of  investments                 50,579                     -
Gain on Sale of Loans                       (43,831)                    -
Loans originated for sale                (2,350,000)                    -
Sales of loans originated for sale        2,669,830                     -
Depreciation and  Amortization               22,793                26,175
Amortization of premiums and acretion
of discounts, net                              (289)                    -
(Increase) Decrease in
  Accrued interest receivable                (9,603)              (13,883)
  deferred income tax                             -                     -
  Other assets                               64,144                35,022
Increase (Decrease) in
  Deferred loan  fees & discounts            82,319                12,820
  Accrued interest payable                     (910)                 (259)
  Income taxes payable                      195,902                59,337
  Other liabilities                         (38,831)              (16,236)
                                            -------               -------
   Net cash provided by operations       (1,035,580)              362,265
                                         ----------               -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of Investment Securities                 0              (700,000)
Sale of investment securities available
  for sale                                1,804,812                     -
Maturity, Repayment of Investment
  Securities                                612,604               859,226
Loans originated                        (11,922,160)           (5,932,034)
Principal repayments on loans             8,228,530             4,249,144
Loans purchased                                   0            (1,639,295)
Loans sold                                        0             1,619,507
Purchase of premises and equipment           (6,410)               (1,698)
                                             ------                ------
   Net cash used in investing
      activities                         (1,282,624)           (1,545,150)

                                          ----------           ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in  deposits                 1,851,394             2,785,294
Net Proceeds from Issuance of
  Common Stock                               13,500               113,490
Proceeds from Long-Term Borrowing        (2,025,000)           (2,000,000)

Net increase (decrease) in due to banks  (1,191,261)                    0
Cash dividend paid on common stock          (45,090)              (27,469)
                                            -------               -------

   Net cash provided by financing
     activities                          (1,396,457)              871,315
                                         ----------               -------

NET INCREASE (DECREASE) IN CASH
& CASH EQUIVALENTS                       (1,643,501)             (311,570)

CASH & EQUIVALENTS AT BEGINNING
OF PERIOD                                 6,099,052             2,808,128
                                          ---------             ---------

CASH & EQUIVALENTS AT END OF PERIOD      $4,455,551            $2,496,558
                                         ==========            ==========

                           Annapolis Bancshares, Inc.
            Consolidated Statement of Changes in Stockholders' Equity
                                   (Unaudited)


                                            Common Stock                                    Unrealized         Total
                                        ------------------------   Capital      Retained    Gains(Losses)     Stockholders'
Three Months Ended March 31, 1995       Shares       Par value     Surplus      Earnings    on Securities       Equity
                                        ------       ---------     -------      --------    -------------       ------

Balance December 31, 1994               549,372       $549,372    $4,433,893    $1,827,135        -           $6,810,400

Cash Dividend $.0417 per share            -            -              -            (27,973)       -              (27,973)

Sale of stock                            10,090         10,090       103,400          -           -              113,490

Net Income                                -             -             -            209,075        -              209,075

Balance March 31, 1995                  559,462       $559,462    $4,537,293    $2,008,237        -            7,104,992
                                        =======       ========    ==========    ==========      ===            =========




                                            Common Stock                                    Unrealized         Total
                                        ------------------------   Capital      Retained    Gains(Losses)     Stockholders'
Three Months Ended March 31, 1996       Shares       Par value     Surplus      Earnings    on Securities       Equity
                                        ------       ---------     -------      --------    -------------       ------

Balance December 31, 1995              784,175       $784,175    $5,341,728    .$2,755,180     (31,045)      $8,850,038

Cash Dividend $.0625 per share              -               -             -        (49,085)          -          (49,085)

Exercise of Options                      1,200          1,200        12,300              -           -           13,500

Net Income                                  -              -              -        360,520           -          360,520

Change in unrealized gains
     (losses) on securities                 -              -              -              -       31,045          31,045

Balance March 31, 1996                785,375       $785,375     $5,354,028     $3,066,615           $0      $9,206,018
                                       =======       ========     ==========     ==========           ==      ==========

                           Annapolis Bancshares, Inc.

                           Average Balances and Yields

                                           Three Months Ended                          Three Months Ended
                                             March 31, 1996                              March 31, 1995
                                   ----------------------------------          -------------------------------------------
ASSETS                             Average                    Average           Average                   Average
                                   Balance        Interest     Rate              Balance     Interest       Rate
                                   -------        --------     ----              -------     --------       ----
Interest earning assets
Interest bearing deposits
  in other banks                   $25,499          $327       5.13%             $57,797        $848       5.87%
  Federal funds sold             3,833,551        51,605       5.38%           4,129,900      59,605       5.77%
  Investments                    2,866,829        37,565       5.24%           5,516,728      76,801       5.57%
  Loans receivable              69,423,455     1,856,321      10.70%          55,698,481   1,369,514       9.84%
                                ----------     ---------                      ----------   ---------

Total Interest Earning Assets   76,149,334     1,945,818      10.22%          65,402,906   1,506,768       9.22%


Non earning Assets
  Cash and due from banks           80,141                                       251,023
  Premises and equipment         1,937,990                                     1,996,047
  Other assets                   1,638,723                                     1,337,232
  Allowance for loan loss         (690,610)                                     (533,683)

Total Assets                   $79,115,578    $1,945,818        3.28%        $68,453,525  $1,506,768       8.80%
                                ==========     =========                      ==========   =========
LIABILITIES AND STOCKHOLDERS'
EQUITY

Interest bearing liabilities
  Interest bearing deposits
  NOW accounts                  $1,943,206       $14,046        2.89%         $1,627,333      $9,819       2.41%
  Savings and money market      13,494,553       126,974        3.76%         14,001,809     149,840       4.28%
  Time deposits                 45,985,555       696,749        6.06%         37,851,041     504,337       5.33%
                                ----------       -------                      ----------     -------

Total interest bearing
deposits                        61,423,315       837,770        5.46%         53,480,183     663,996       4.97%
Borrowings                       5,181,499        67,713        5.23%          4,846,154      65,447       5.40%
                                 ---------        ------                       ---------      ------

Total interest bearing
     liabilities                66,604,814       905,483        5.44%         58,326,337     729,443       5.00%

Non interest bearing liabilities
Demand deposits                  2,367,897                                     2,812,200
Other liabilities                1,099,937                                       365,803

Total Liabilities               70,072,647       905,483        5.17%         61,504,340     729,443       4.74%

Stockholders' equity             9,042,931                                     6,949,185

Total liabilities and
stockholders' equity           $79,115,578      $905,483        4.58%        $68,453,525    $729,443       4.26%
                               ===========      ========                     ===========    ========

Net interest spread                                             4.78%                                      4.21%

Net yield on earning assets     76,149,334     1,040,335        5.46%         65,402,906     777,325       4.75%
                                ----------     ---------                      ----------     -------

PART I - FINANCIAL INFORMATION - Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


General

The following is management's discussion and analysis of the historical financial condition and results of operations of Annapolis Bancshares, Inc. ("the Company") on a consolidated basis with its wholly owned subsidiary, Bank of Annapolis, (the Bank") for the periods presented. The purpose of this discussion is to focus on those trends and information about the Company which are not otherwise apparent in the accompanying consolidated Financial Statements presented in Part I, Item 1., above. Those statements should be read in conjunction with this discussion and analysis. All adjustments for a fair presentation are reflected in the Consolidated Financial Statements. All adjustments are of normal recurring nature.


Recent Developments

On April 16, 1996, Annapolis Bancshares, Inc.(the "Company") entered into a definitive merger agreement (the "Merger Agreement") with Sandy Spring Bancorp, Inc. ("Sandy Spring"). Pursuant to the Merger Agreement each share of the Company's common stock will be exchanged for .62585 shares of Sandy Spring common stock, subject to certain adjustments based upon the market value of Sandy Spring stock at the time of the closing. The consummation of the transaction is subject to approval by the shareholders of the Company, regulatory approvals, and various other conditions.


Summary

The consolidated earnings of the Company are derived primarily from the operations of its wholly-owned subsidiary, the Bank. The Company reported net income for the three months ended March 31, 1996 of $360,520 a 72.4% increase over the $209,075 net income for the three months ended March 31, 1995. Earnings per share were $0.46 for the three month period ended March 31, 1996 and $0.30 for the three month period ended March 31, 1995. The increase in net income and earnings per share is primarily due to a 33.8% increase in net interest income to $1,040,335 as of March 31, 1996 compared to $777,325 as of March 31, 1995.

The provision for loan loss for the three month period ended March 31, 1996 decreased $16,857. The decrease was mainly due to an addition provision of $33,827 relating to the disposition of commercial non real estate loans in the period ended March 31, 1995.

The Company's return on average assets for the periods ended March 31, 1996 and March 31, 1995 was 1.82% and 1.23%, respectively. The Company's return on equity for the periods ended March 31, 1996 and March 31, 1995 was 15.95% and 12.03% respectively. The increase in the return on average assets is primarily due to the growth of the Companys average interest bearing assets and liabilities during the period. The increase in the return on equity is due to the increase in the net interest spread and the additional new capital from the exercise of common stock warrants.


Financial Condition

The Company,through its Bank subsidiary, functions as a financial intermediary, and as such its financial condition can be examined in terms of developing trends in its sources and uses of funds. These trends are the result of both external factors, such as changing economic conditions, regulatory changes and competition, and also internal factors such as management's evaluation as to the best use of funds under these changing conditions.

The Company's primary source of funds is through the Bank's deposit accounts. The Bank offers a full line of business and personal savings and checking accounts, money market demand accounts, individual retirement accounts and certificates of deposit. As shown on the Consolidated Balance Sheets, total deposits increased $1.9 million or 2.9% to $65.9 million as of March 31,1996 from $64.0 million as of December 31, 1995. An additional source of funds is through the Bank's borrowings. At March 31, 1995, the Bank has a total of $5.0 million of borrowings from the Federal Home Loan Bank of Atlanta.

The Company's primary uses of funds are for loans and investments. The Bank offers a variety of credit products, including but not limited to commercial and residential real estate loans, commercial term loans and lines of credit, consumer loans (including home equity lines of credit), and letters of credit. Net loans receivable increased $3.6 million or 5.3% for the three months ended March 31, 1996, to $70.8 million from $67.2 million as of December 31, 1995.

Real estate loans, both commercial and residential, comprise the largest portion of the Bank's loan portfolio, totalling $65.0 million or 90.3% of the Bank's total loans at March 31, 1996. As of March 31, 1996, the Bank has $6.6 million or 9.2% of its total loan portfolio, in commercial non mortgage loans and $1.0 million or .50% of its total loan portfolio, in consumer loans.

The Bank established a Mortgage Loans available for sale portfolio. Loans designated available for sale are primarily residential single family mortgage loans with fixed rate characteristics. In addition, the Bank has established relationships with other lenders in the secondary market to purchase the loans originated for this portfolio. The Bank expects this activity to significantly increase the non interest income. At March 31, 1996 the bank held $474,400 of loans in the available for sale portfolio.

The Bank holds $2.0 million of fixed and variable rate investment securities. The portfolio is comprised of a U.S. Treasury Note, Mortgage-Backed Security, a tax exempt bond and stock with the Federal Reserve Bank and Federal Home Loan Bank ("FHLB").

The bank sold $1.8 million of variable rate U.S. Government Agency securities designated as investments available for sale. As a result of these sales, the bank incurred a loss of $50,579 in the quarter ended March 31, 1996. The Bank did not purchase investment securities for the held to maturity or available for sale portfolio's in the quarter ended March 31, 1996. At March 31, 1996 the market value of the investment portfolio totalled $2.0 million. All of the Bank's investments are classified as held until maturity. The Bank's Cash and Federal Funds Sold decreased to $4.5 million at March 31, 1996 from $6.1 million at December 31, 1995. The primary objective of the investment portfolio is to provide liquidity, while enhancing the net interest margin.

The Bank has two investments in real property at March 31, 1996. In 1993 the Bank purchased a four story 36,000 sq. ft. office facility located at 2024 West St., Annapolis, MD, and an adjacent property on 1 Hudson Street. The Company and the Bank relocated into the new facility, which is now the Company's principal office. This facility functions as the main office operations and administration headquarters of the Bank, which includes a full service retail bank. The Bank occupies portions of the first and second levels, as well as a portion of the lower level.

The Bank has contracted to lease 14,280 sq. ft., which is the entire third and fourth floors, as well as 2,200 sq ft. of the lower level, to one tenant. The contract is a five year lease with an additional five year option. At March 31, 1996 the building and the property on 1 Hudson Street is fully leased to others. The properties are included in Premises and Equipment on the March 31, 1996 Consolidated Balance Sheets for a total of $1.9 million net of accumulated depreciation.

The second investment is real estate located in Annapolis, MD, which the Bank purchased in 1989 for future expansion of the Bank's facilities. The site's cost of $464,976 is included in Other Assets on the March 31, 1996 Consolidated Balance Sheets.

The Bank is currently marketing the property for sale, having abandoned its intended development of the property upon contracting to purchase the West Street facility described above. At March 31, 1996, the property is under a contract of sale which permits the contract purchaser to conduct a feasibility study of the land and proceed with the option to purchase the property.

Liquidity and Interest Rate Sensitivity Management The primary functions of asset / liability management are to assure adequate liquidity and carefully manage interest rate risk. Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity refers to the change in earnings which results from changes in the level of interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rate levels, or that all rates do not change uniformly, earnings will be affected.

Sources of liquidity for the Bank include cash, federal funds sold, loan and investment repayments. Cash and federal funds sold totalled $4.5 million or 5.5% of total assets as of March 31, 1996. Loan repayments totalled $8.2 million for the three months ended March 31, 1996. Liquidity is also measured by the ability to obtain deposits and borrowed monies at market rates.

Total deposits increased to $65.9 million at March 31, 1996 from $64.0 million at December 31, 1995. Access to savings deposits may be restricted by excessive interest rates paid by competitors, adverse publicity about the banking industry, and similar matters. The Bank is a member of the Federal Home Loan Bank System. As of March 31, 1996, the Bank had a Credit Availability of $8.0 million secured by a blanket floating lien on all of the Bank's amortizing loans which are first liens on 1-4 family residential properties, and a credit availability of $1,985,000, secured by certain commercial real estate loans. The ability to draw on these funds is subject to the availability of sufficient eligible collateral. As of March 31, 1996 the Bank has approximately $15.6 million of 1-4 family residential loans secured by first liens. The Bank currently has outstanding $5.0 million of advances from the Federal Home Loan Bank of Atlanta. Further advances may require additional purchases of FHLB stock.

In addition, the Bank has available a $1,000,000 unsecured line of credit and a $5.0 million Reverse Repurchase Line of Credit with correspondent bank secured by a portion of the Bank's investment portfolio. The establishment of these credit facilities allows the Bank greater flexibility in its financing activities. In addition, the Bank has the ability to increase it's liquidity by borrowing money through the Federal Reserve discount window, by selling loans, and/or by curtailing its loan origination volume.

The Bank's objective of asset/liability management is to enhance long term profitability and reduce exposure to interest rate risks through its management of interest rate sensitive assets and liabilities. An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. Since most of the Bank's deposit liabilities are interest rate sensitive during any upcoming annual period, the Bank seeks to have the majority of its portfolio loan products at adjustable rates, thereby decreasing the possible adverse effect of interest rate swings. Adjustable rate loans generally have interest rates that adjust periodically in accordance with market interest rates, and are intended to provide a positive margin over the cost of interest bearing liabilities.

Capital Resources and Capital Adequacy At March 31, 1996 the Company's total stockholders equity was $9.2 million representing 11.36% of total assets. At March 31, 1996 the Company has 785,375 shares of Common Stock outstanding. The Company also has outstanding additional warrants to purchase up to 12,000 shares of Common Stock.

The Company has an Incentive Stock Option Plan (the"Option Plan"). The Option Plan authorizes the grant of nonqualified and incentive stock options for 30,000 shares of Common Stock, to such officers and certain other employees of the Company and/or the Bank as the Company's board of directors may determine. In the quarter ended March 31, 1996, 1,200 employee stock options were exercised at $8.75 per share, resulting in additional capital of $13,500. At March 31, 1996 19,800 options have been granted and 8,400 options have been exercised.

The Company declared its fourteenth consecutive quarterly cash dividend to stockholders of record on March 29, 1996 paid on April 12, 1996 in the amount of $0.0625 per share for a total of $49,085.

The risk based capital ratios at March 31, 1996 were 13.40% for Tier I and 14.45% for Tier I & II, which exceed the regulatory minimums of 4% and 8%, respectively. The leverage ratio at March 31, 1996 was 11.64% compared to the 3% regulatory minimum.

Results of Operations

Interest Income. Interest income totalled $1.9 million for the three month period ended March 31, 1996 an increase of $439,050 or 29.1% from interest income of $1.5 million for the three month period ended March 31, 1995. The increase is attributable to the increase in average interest earning assets of $10.1 million or 16.4% to $76.1 million at March 31, 1996 from $65.4 million at March 31, 1995 and an increase in the yield on interest earning assets to 10.22% at March 31, 1996 from 9.22% in 1995. Average loans receivable increased $13.7 million or 24.6% to $69.4 million at March 31, 1996 from $55.7 million at March 31, 1995. The yield on average loans receivable increased to 10.70% for the period ended March 31, 1996 compared to 9.84% for the period ended March 31, 1995.

Investments decreased $2.6 million or 48.0% to $2.9 million at March 31, 1996 from $5.5 million at March 31,1995. The decrease was primarily due to the sale of $2.5 million of investment securities available for sale, amortization and maturity of investment securities held to maturity.

Interest Expense. Interest expense totalled $905,483 for the three month period ended March 31, 1996 an increase of $176,040 or 24.1% from interest expense of $729,443 for the period ended March 31, 1995. The increase was attributable to an increase in average interest bearing liabilities of $8.3 million or 14.2% to $66.6 million from $ 58.3 million at March 31, 1995, and an increase in the cost on interest bearing liabilities to 5.44% at March 31, 1996 from 5.00% in 1995. The increase in interest expense on deposits is primarily attributable to the increase in time deposit accounts. The increase in total interest expense is also due to additional interest expense on borrowings. Average borrowings increased $335,345 or 6.92% to $5.2 million at March 31, 1996 from $4.8 million for the period ended March 31, 1995.

Net Interest Income Net interest income is the difference between interest income and interest expense. Net interest income totalled $1.0 million for the three months ended March 31, 1996 an increase of $263,010 or 33.8% from net interest income of $777,325 for the period ended March 31, 1995. The increase in net interest income is primarily due to an increase in the volume of interest earning assets and liabilities during the period and an increase in the net interest spread to 4.78% at March 31, 1996 from 4.21% at March 31, 1995.

Provision for Loan Losses In recognition of the inherent risks which the Bank assumes in connection with the business of extending credit, the Bank maintains an allowance for loan losses. The loan loss allowance is maintained through a periodic provision for loan losses, based on Management's evaluation of the collectibility of loans, prior loan loss experience, and other factors such as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect a borrower's ability to repay. Management's policy is to maintain the allowance at a level considered adequate based on the above factors. Consequently, the loan loss provision is general, rather than specific, in that it does not relate to any specific anticipated losses on loans in the loan portfolio. Although management believes that the current allowance is adequate to absorb possible losses on existing loans that may become uncollectible, actual loan losses are dependent on future events and, as such, future additions to the provision may be necessary.

The allowance for loan losses is based upon estimates, and ultimate losses may vary from the current estimates. Estimates are reviewed monthly and, as adjustments become necessary, they will be reported in earnings in the period in which they become known. The allowance for loan losses is increased by provisions charged to operating expense and reduced by net charge-offs. The allowance for loan losses was $719,993 or 1.0% of net loans receivable at March 31, 1996 compared to $686,636 or 1.0% of net loans receivable at December 31, 1995.

The provision for loan losses decreased $16,857 for the three month period ended March 31, 1996 to $33,357 from $ 50,214 for the period ended March 31, 1995. The decrease is primarily a result the disposition of certain commercial non real estate loans in the period ended March 31, 1995. As of March 31,, 1996 the Bank had no non-accruing loans.


Non Interest Income

Gain(Loss) on Sale of Loans increased $56,133 for the period ended March 31, 1996 from the period ended March 31, 1995. The increase was primarily due to the sale of a mortgage loans originated for sale in the secondary market.

The loss on investment securities was $50,579 for the period ended March 31, 1996 due to the sale of certain U.S. Government Agency securities held in the investments available for sale portfolio. Proceed from the sale of these investments totalled $1,804,812.

Non Interest Expense Compensation and related expenses totalled $323,010 and $228,242 for the three month periods ended March 31, 1996 and 1995, respectively. The increase is attributable to expansion of the Bank's staff as operations continued to expand throughout the periods presented. Compensation and related expenses will continue to increase due to further expansion of operations, competitive salary pressures, and rising health care and other benefit costs. In accordance with Statement of Financial Accounting Standards No. 91, certain direct salary costs of originating loans are netted against salaries expenses in the period during which the loan is made, then amortized to expense over the life of the loan.

Accounting & Legal expenses totalled $9,115 and $23,534 for the three month period ended March 31, 1996 and 1995 respectively. The decrease of $14,419 was due primarily to expenses incurred in becoming a member of The Nasdaq Stock Market, Inc., and legal expense incurred with the disposition of certain commercial non real estate loans in the quarter ended March 31, 1995.

Insurance Expense totalled $6,974 and $39,513 for the three month period ended March 31, 1996 and 1995 respectively. In 1995 the BIF enacted a reduction in the annual insurance assessment that commercial banks must pay on federally insured bank deposits. The reduction in the premium schedule from 23 to 4 basis points was later reduced to zero subject to a statutory required annual payment of $2,000. The FDIC is authorized to raise deposit insurance premiums as necessary to keep the BIF at required levels, so there is no assurance that existing rates will not be changed. The Bank's insurance premium was reduced to zero.

Income Taxes The Company and the Bank file consolidated Federal Income Tax returns and separate Maryland Income and Franchise Tax returns. The provision for income taxes of the Company and the Bank, on a consolidated basis, was $226,907 and $131,500 for the three months ended March 31, 1996 and 1995.

Impact of Inflation The Financial Statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP), which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are monetary in nature. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods.

Item No. 11 - Computation of Earnings per Share:


                                     Three Months Ended
                                          March 31,
                                          ---------

                                     1996          1995

Average Shares Outstanding          784,241       703,232

Net Income                          360,520       209,075

Earnings per Share                  $0.46         $0.30


Common Stock Warrants Outstanding    12,000

Stock Options Outstanding            11,400

PART II OTHER INFORMATION

Item 1. Legal Proceedings

        The Company is not involved in any legal proceedings of a material nature at this time other than those occurring in the ordinary course of business which in the aggregate involves amounts which are believed by management to be immaterial to the financial condition of the company.

Item 2. Changes in Securities.

        None

Item 3. Defaults upon Senior Securities.

        None

Item 4. Submission of Matters to a Vote of Security Holders.

            None

Item 5. Other Information.

        None

Item 6. Exhibits and Reports on Form 8-K

        (a) Exhibits required by Item 601 of Regulation S-K filed herewith:

            Exhibit 11 - Computation of Earnings per Share

        (b) Reports on Form 8-K.

                     None

                                   SIGNATURES


In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    Annapolis Bancshares, Inc.
                               -------------------------------------
                                           (Registrant)




May 14, 1996                           By:
                                       ---------------------------------------
                                       John W. Marhefka, Jr.
                                       President and
                                       Chief Executive Officer


                                       -----------------------------------------
                                       Russell J. Grimes Jr.
                                       Chief Financial Officer
                                       and Treasurer

                                   Appendix E

           Title 3, Subtitle 2 of the Maryland General Corporation Law

                           ANNOTATED CODE OF MARYLAND
                         CORPORATIONS AND ASSOCIATIONS.
           TITLE 3. CORPORATIONS IN GENERAL -- EXTRAORDINARY ACTIONS.
                  Subtitle 2. Rights of Objecting Stockholders.

ss.3-201  "Successor" defined.

         (a) Corporation amending charter. -- In this subtitle, except as provided in subsection (b) of this section, "successor" includes a corporation which amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock, unless the right to do so is reserved by the charter of the corporation.

          (b) Corporation whose stock is acquired. -- When used with reference to a share exchange, "successor" means the corporation the stock of which was acquired in the share exchange.

ss.3-202  Right to fair value of stock.

         (a) General rule. -- Except as provided in subsection (c) of this section, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder's stock from the successor if:
         (1) The corporation  consolidates  or merges with another  corporation;
         (2) The stockholder's stock is to be acquired in a share exchange;
         (3) The corporation transfers its assets in a manner requiring corporate action under s 3-105 of this title;
         (4) The corporation amends its charter in a way which alters the contract rights, as expressly set forth in the charter, of any outstanding stock and substantially adversely affects the stockholder's rights, unless the right to do so is reserved by the charter of the corporation; or
         (5) The transaction is governed by s 3-602 of this title or exempted by s 3- 603 (b) of this title.
         (b) Basis of fair value. -- (1) Fair value is determined as of the close of business:
         (i) With respect to a merger under s 3-106 of this title of a 90 percent or more owned subsidiary into its parent, on the day notice is given or waived under s 3-106; or
         (ii) With respect to any other transaction, on the day the stockholders voted on the transaction objected to.
         (2) Except as provided in paragraph (3) of this subsection, fair value may not include any appreciation or depreciation which directly or indirectly results from the transaction objected to or from its proposal.
         (3) In any transaction governed by s 3-602 of this title or exempted by s 3- 603 (b) of this title, fair value shall be value determined in accordance with the requirements of s 3-603 (b) of this title.
         (c) When right to fair value does not apply. -- Unless the transaction is governed by s 3-602 of this title or is exempted by s 3-603 (b) of this title, a stockholder may not demand the fair value of his stock and is bound by the terms of the transaction if:
         (1) The stock is listed on a national securities exchange or is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.:
         (i) With respect to a merger under s 3-106 of this title of a 90 percent or more owned subsidiary into its parent, on the date notice is given or waived under s 3-106; or
         (ii) With respect to any other transaction, on the record date for determining stockholders entitled to vote on the transaction objected to;
         (2) The stock is that of the successor in a merger, unless:
         (i) The merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so; or
         (ii) The stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of provisions for the treatment of fractional shares of stock in the successor; or

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         (3) The stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.

ss.3-203  Procedure by stockholder.

         (a) Specific duties. -- A stockholder of a corporation who desires to receive payment of the fair value of his stock under this subtitle:
         (1) Shall file with the corporation a written objection to the proposed transaction:
         (i) With respect to a merger under s 3-106 of this title of a 90 percent or more owned subsidiary into its parent, within 30 days after notice is given or waived under s 3-106; or
         (ii) With respect to any other transaction, at or before the stockholders' meeting at which the transaction will be considered;
         (2) May not vote in favor of the transaction; and
         (3) Within 20 days after the Department accepts the articles for record, shall make a written demand on the successor for payment for his stock, stating the number and class of shares for which he demands payment.
         (b) Failure to comply with section. -- A stockholder who fails to comply with this section is bound by the terms of the consolidation, merger, share exchange, transfer of assets, or charter amendment.

ss.3-204  Effect of demand on dividend and other rights.

         A stockholder who demands payment for his stock under this subtitle:
         (1) Has no right to receive any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under s 3-202 of this subtitle; and
         (2) Ceases to have any rights of a stockholder with respect to that stock, except the right to receive payment of its fair value.

ss.3-205  Withdrawal of demand.

         A demand for payment may be withdrawn only with the consent of the successor.

ss.3-206  Restoration of dividend and other rights.

         (a) When rights restored. -- The rights of a stockholder who demands payment are restored in full, if:

         (1) The demand for payment is withdrawn;
         (2) A petition for an appraisal is not filed within the time required by this subtitle;
         (3) A court  determines that the stockholder is not entitled to relief;
         or
         (4) The transaction objected to is abandoned or rescinded.

         (b) Effect of restoration. -- The restoration of a stockholder's rights entitles him to receive the dividends, distributions, and other rights he would have received if he had not demanded payment for his stock. However, the restoration does not prejudice any corporate proceedings taken before the restoration.

ss.3-207  Notice and offer to stockholders.

         (a) Duty of successor. -- (1) The successor promptly shall notify each objecting stockholder in writing of the date the articles are accepted for record by the Department.
         (2) The successor also may send a written offer to pay the objecting stockholder what it considers to be the fair value of his stock. Each offer shall be accompanied by the following information relating to the corporation which issued the stock:

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
         (i) A balance sheet as of a date not more than six months before the date of the offer;
         (ii) A profit and loss statement for the 12 months ending on the date of the balance sheet; and
         (iii) Any other information the successor considers pertinent.

         (b) Manner of sending notice. -- The successor shall deliver the notice and offer to each objecting stockholder personally or mail them to him by certified mail, return receipt requested, bearing a postmark from the United States Postal Service, at the address he gives the successor in writing, or, if none, at his address as it appears on the records of the corporation which issued the stock.

ss.3-208 Petition for appraisal; consolidation of proceedings; joinder of objectors.

         (a) Petition for appraisal. -- Within 50 days after the Department accepts the articles for record, the successor or an objecting stockholder who has not received payment for his stock may petition a court of equity in the county where the principal office of the successor is located or, if it does not have a principal office in this State, where the resident agent of the successor is located, for an appraisal to determine the fair value of the stock.

         (b) Consolidation of suits; joinder of objectors. -- (1) If more than one appraisal proceeding is instituted, the court shall direct the consolidation of all the proceedings on terms and conditions it considers proper.
         (2) Two or more objecting stockholders may join or be joined in an appraisal proceeding.

ss.3-209  Notation on stock certificate.

         (a) Submission of certificate. -- At any time after a petition for appraisal is filed, the court may require the objecting stockholders parties to the proceeding to submit their stock certificates to the clerk of the court for notation on them that the appraisal proceeding is pending. If a stockholder fails to comply with the order, the court may dismiss the proceeding as to him or grant other appropriate relief.

         (b) Transfer of stock bearing notation. -- If any stock represented by a certificate which bears a notation is subsequently transferred, the new certificate issued for the stock shall bear a similar notation and the name of the original objecting stockholder. The transferee of this stock does not acquire rights of any character with respect to the stock other than the rights of the original objecting stockholder.

ss.3-210  Appraisal of fair value.

         (a) Court to appoint appraisers. -- If the court finds that the objecting stockholder is entitled to an appraisal of his stock, it shall appoint three disinterested appraisers to determine the fair value of the stock on terms and conditions the court considers proper. Each appraiser shall take an oath to discharge his duties honestly and faithfully.

         (b) Report of appraisers -- Filing. -- Within 60 days after their appointment, unless the court sets a longer time, the appraisers shall determine the fair value of the stock as of the appropriate date and file a report stating the conclusion of the majority as to the fair value of the stock.

         (c) Same -- Contents. -- The report shall state the reasons for the conclusion and shall include a transcript of all testimony and exhibits offered.

         (d) Same -- Service; objection. -- (1) On the same day that the report is filed, the appraisers shall mail a copy of it to each party to the proceedings.
         (2) Within 15 days after the report is filed, any party may object to it and request a hearing.

ss.3-211  Action by court on appraisers' report.

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

      (a) Order of court. -- The court shall consider the report and, on motion of any party to the proceeding, enter an order which:
         (1) Confirms, modifies, or rejects it; and
         (2) If appropriate, sets the time for payment to the stockholder.

         (b) Procedure after order. -- (1) If the appraisers' report is confirmed or modified by the order, judgment shall be entered against the successor and in favor of each objecting stockholder party to the proceeding for the appraised fair value of his stock.
         (2) If the appraisers' report is rejected, the court may:
         (i) Determine the fair value of the stock and enter judgment for the stockholder; or (ii) Remit the proceedings to the same or other appraisers on terms and conditions it considers proper.

         (c) Judgment includes interest.  -- (1) Except as provided in paragraph
(2) of this subsection, a judgment for the stockholder shall award the value of the stock and interest from the date as at which fair value is to be determined under s 3-202 of this subtitle.
         (2) The court may not allow interest if it finds that the failure of the stockholder to accept an offer for the stock made under s 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:
         (i) The price which the successor offered for the stock;
         (ii) The financial statements and other information furnished to the stockholder; and (iii) Any other circumstances it considers relevant.

         (d) Costs of proceedings. -- (1) The costs of the proceedings, including reasonable compensation and expenses of the appraisers, shall be set by the court and assessed against the successor. However, the court may direct the costs to be apportioned and assessed against any objecting stockholder if the court finds that the failure of the stockholder to accept an offer for the stock made under s 3-207 of this subtitle was arbitrary and vexatious or not in good faith. In making this finding, the court shall consider:
         (i) The price which the successor offered for the stock;
         (ii) The financial statements and other information furnished to the stockholder; and
         (iii) Any other circumstances it considers relevant.
         (2) Costs may not include attorney's fees or expenses. The reasonable fees and expenses of experts may be included only if:
         (i) The successor did not make an offer for the stock under s 3-207 of this subtitle; or
         (ii) The value of the stock determined in the proceeding materially exceeds the amount offered by the successor.

         (e) Effect of judgment. -- The judgment is final and conclusive on all parties and has the same force and effect as other decrees in equity. The judgment constitutes a lien on the assets of the successor with priority over any mortgage or other lien attaching on or after the effective date of the consolidation, merger, transfer, or charter amendment.

ss.3-212  Surrender of stock.

         The successor is not required to pay for the stock of an objecting stockholder or to pay a judgment rendered against it in a proceeding for an appraisal unless, simultaneously with payment:
         (1) The certificates representing the stock are surrendered to it, indorsed in blank, and in proper form for transfer; or
         (2) Satisfactory evidence of the loss or destruction of the certificates and sufficient indemnity bond are furnished.

ss.3-213  Rights of successor with respect to stock.

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
         (a) General rule. -- A successor which acquires the stock of an objecting stockholder is entitled to any dividends or distributions payable to holders of record of that stock on a record date after the close of business on the day as at which fair value is to be determined under s 3-202 of this subtitle.

         (b) Successor in transfer of assets. -- After acquiring the stock of an objecting stockholder, a successor in a transfer of assets may exercise all the rights of an owner of the stock.

         (c) Successor in consolidation, merger, or share exchange. -- Unless the articles provide otherwise, stock in the successor of a consolidation, merger, or share exchange otherwise deliverable in exchange for the stock of an objecting stockholder has the status of authorized but unissued stock of the successor. However, a proceeding for reduction of the capital of the successor is not necessary to retire the stock or to reduce the capital of the successor represented by the stock.










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

                              INDEX TO EXHIBITS

         Number            Description

         2 Agreement and Plan of Reorganization dated as of April 16, 1996 among Sandy Spring Bancorp, Inc., Sandy Spring National Bank of Maryland, Annapolis Bancshares, Inc. and The Bank of Annapolis, included as Appendix A to the combined Proxy Statement/Prospectus.

         5                          Opinion of Kennedy & Baris, L.L.P.

         8                          Opinion of Stegman & Company

         23(a) Consent of Stegman & Company, independent certified public accountants to Sandy Spring Bancorp, Inc.

         23(b)                      Consent   of  Rowles  &   Company,   L.L.P.,
                                    independent  certified public accountants to
                                    Annapolis Bancshares, Inc.

         23(c) Consent of Kennedy & Baris, L.L.P., included in Exhibit 5

         23(d)                      Consent of Ferris, Baker Watts, Inc.

         27                         Financial Data Schedule

         99(a) Form of Proxy for Special Meeting of Share-holders of Annapolis Bancshares, Inc.